Form 10-K, Exhibit 13
period 1994-06-30
HARMAN INTERNATIONAL INDUSTRIES INC /DE/
filed 1994-09-20
CIK 800459

























































































                                        EXHIBIT 13.1





















































                       97


















                             THIS PAGE LEFT BLANK INTENTIONALLY





















































                       98









                          HARMAN INTERNATIONAL
                           1994 ANNUAL REPORT






























































Harman International is a leader in the design, manufacture and marketing of high quality, high-fidelity audio products. We are organized in three core groups and three functional support groups.
The
core groups are Professional, Consumer and Automotive OEM. The functional groups are Manufacturing, Marketing and Distribution.
Each of
the six concentrates on a central aspect of our business and each is headed by a president who, with the Chief Executive Officer and Chief
Operating Officer of Harman International, form the Company's management committee.



About the front cover: The Tonhalle in Zurich, Switzerland is home to great classical performances. A Studer 990 digitally controlled sound recording and mixing console, renowned for its sonic excellence and reliability, is superimposed in the foreground. Studer professional products are used worldwide in many leading broadcast stations, recording studios and performance venues.




















































Five Year Summary


- - -----------------------------------------------------------------
- - -------
               1990        1991        1992        1993        1994
- - -----------------------------------------------------------------
- - -------
(in thousands, except per share data for the fiscal years ended
June 30)

Net sales            $ 556,695   $ 586,941   $ 604,454   $ 664,913
 $
862,147
Operating income          42,989        3,385           27,547

41,255        66,332
Income (loss) before taxes 23,011     (20,646)            5,893

18,570        42,686
Net income (loss)         14,057     (19,764)             3,487

11,246        25,664
Net income (loss) per share1.61          (2.26)            0.39

    1.04       1.921]
Total assets     393,014      359,402    415,909      431,726
680,691
Long-term debt   133,476      132,809    132,675      175,583
156,577
Shareholders' equity102,003           80,781   111,241      111,149

232,021












































Letter to the Shareholders

Harman International set sales and earnings records in the fiscal year
ending June 30, 1994. On sales of $862.1 million, the Company produced
net income of $25.7 million equal to $1.92 per share on 13.4 million
average shares outstanding. Last year, we reported sales of $664.9 million and net income of $11.2 million equal to $1.04 per share on
10.8
million shares.

   We continued the accelerated pace of sales and earnings growth which began in 1992-a pace which has moved Harman International into the ranks of the Fortune 500 and has generated substantial shareholder support for our Company's common stock.

   Through the course of the year, we fine-tuned the reorganization which began in fiscal 1993 and thus provided the organizational architecture for our next decade of growth. Today, we are a defined company, arranged in three strategic core groups to pursue the Company's goals. These groups are Professional, Consumer and Automotive OEM.
They
are supported functionally by the Manufacturing, Marketing and Distributing Groups. The six group presidents join me and Bernie
Girod,
our Chief Operating Officer, to form the management committee of the
Company and to assure cohesive, long-term leadership for Harman
International.

   Each of the core groups functions to drive, inform and illuminate the others. Thus, the Professional Group, which is now at the forefront of the recording industry, provides much of the equipment which is key to the live concerts by performing artists and to the CD recordings which reproduce those performances at home. Because our brands are so deeply engaged in the recording and professional reproducing process, public awareness of them is heightened. In similar fashion, our consumer brand names: JBL, Infinity and Harman Kardon decorate the premium in-car high fidelity systems which we design and produce for the major automobile makers. Thus the JBL brand appears in cars manufactured by Ford, the
Infinity label






























in cars manufactured by Chrysler, Jeep and Mitsubishi and the Harman
Kardon label in Jaguar, Range Rover and Saab. Our eminent labels confirm the superior performance of the premium systems and legitimize the engagement of the auto makers in high fidelity.

   Our expanding energy in the marketing of our products is evidenced by the major advertising campaign illustrated on page 16 of this report.
This promotion of our automotive systems also enhances the brand names of our consumer and professional companies.

   We expect that the steps we took in fiscal 1994 to strengthen our position on the professional side will produce substantial rewards in fiscal 1995. Today, we possess many of the most respected names in professional audio. The combination of JBL, Soundcraft, Lexicon, Studer,
AKG, Spirit, DOD, Digitech, UREI, dbx, Allen & Heath, BSS and
Turbosound
represents a formidable galaxy of brand names and market position in a field we are determined to lead. This assembly places our Professional
Group in a unique position to serve its markets and to provide turnkey solutions to the increasingly complex problems in the field.

   In the pages that follow, we offer further information on our three core groups. Principal coverage is provided for the Professional
Group
which is expected to represent over 40% of our total sales in fiscal
1995-a fact which may come as a surprise to some of our readers.

   Beyond the growing power and effectiveness of our engagement in the professional, consumer and automotive OEM segments of the industry, the past year was notable for two significant acquisitions and for major advances in our manufacturing capabilities around the world. In the September 1993 acquisition of AKG and the March 1994 acquisition of Studer, we added two world-class companies to our Professional
Group. In
AKG, we acquired one of the premier microphone makers in the world, and in Studer we added the most respected name in the arenas of recording and broadcast. Each of these companies has had a fabled history, but each had experienced some decline in recent years. We believe that their addition strengthens our leadership in professional audio significantly. We, in turn, will provide the resources and guidance to restore them as leaders.

   The microphone is in major technological transformation.
Wireless
is a critical dimension. Happily, we find that AKG is now possessed of the most impressive technology in this field. And, fortunately, we are possessed of talent around the Company which can help AKG greatly. Studer poses a greater challenge with a potentially greater set of rewards. The recording industry is moving through seascape technological change. Analog is being replaced by digital; tape by tapeless machines. Although these changes create understandable short-term uncertainties in the marketplace, they herald the coming of powerful new activity. Our job is to harness the unique history, skills and reputation of Studer so that the Company can convert market uncertainty into market leadership.

    We strengthened the Consumer Group when we acquired AudioAccess this year and, through an investment, acquired a minority equity position in
Madrigal Laboratories. With that investment we obtained an option to purchase the balance of the company and with it, complete control of its
Mark Levinson division. We have distributed Mark Levinson in Japan for years, and know it to be the leading electronics brand at the high end of high fidelity. We have thus taken a strong step to secure our position across the full high-fidelity spectrum.

   This report illustrates products designed and built to respond to real consumer needs-products which reject the arrogant view that one's technological ability to produce something is reason enough to make it.
We are determined to produce products which are justified by the fact that they respond to real needs of real people.

   In last year's report, I spoke of our determination to move from a
"better mouse trap" company to a world-class marketing company. You remember the old saw that "if you build a better mouse trap the world will beat a path to your door." However valid it may have been at one time, it is evident today that paraphrasing an old adage, "the world is from Missouri," and it needs to be shown. We intend to show it.

   Fiscal 1994 was also a year that dramatized our conviction that in our people, we hold the secret to truly impressive advances in productivity, competitiveness and profitability. Programs such as the
Senior Executive Service and OLE (Off-Line Enterprises) which we reviewed in last year's report were vigorously pursued through the year.
The commitment of each of our senior executives to serious time on the production lines has equipped each of us with a far better understanding of the production process, and has established close relationships between the managers and those they manage in our Company.

   OLE, as you know, is a series of programs designed to create a pool of serious and dignified jobs into which our people can move if and when they become redundant because of their own efforts to increase productivity. By creating the reservoir and investing in the training of our people, we have added to a substantial existing pool of goodwill.
The value of that goodwill was never better expressed than after the earthquake that shattered Northridge, California on January 17, 1994.
Our workers were heroic in their response and the plant was restored in astonishingly quick order. Those who have visited the Northridge, California plant since its restoration will agree that it is more effective in appearance and performance today than before the quake.
Such a response would not have been possible but for the high level of mutual goodwill at the Company. We intend to build on it and to provide increased security for our employees and increased returns for our shareholders.

Sincerely,


 /s/ Sidney Harman


Sidney Harman
Chairman & Chief Executive Officer




























Results of Operations


We achieved record results in fiscal 1994. Sales increased 30% to
$862.1
million. Income before taxes more than doubled from $18.6 million to
$42.7 million; earnings per share increased 85% to $1.92 per share.
Our
balance sheet was strengthened significantly through the issuance of
4.025 million shares of common stock in November 1993, increasing shareholders' equity by $87.5 million and reducing debt by a like amount. At year end, our equity exceeded total short-term and long-term
debt. By contrast, last year the Company's debt equaled 1.9 times shareholders' equity.

   In September 1993, the Company acquired a 76% interest in AKG, a leading manufacturer of microphones and headphones headquartered in Vienna, Austria. We acquired the remaining 24% on favorable terms in
July 1994. In March 1994, the Company acquired Studer-Revox, a renowned manufacturer of professional recording and broadcast equipment.
With
these additions, we believe that Harman International has become the leading professional audio company in the world.

   Our principal operating groups performed very well. The
Professional
Group, which represented 39% of our total sales in fiscal 1994, recorded significant gains in sales and earnings. Its JBL Pro and Soundcraft divisions saw substantial expansion in the year, particularly in international markets. Sales in China and the rest of Asia were particularly brisk. DOD Electronics, Lexicon and AKG also contributed positively to operating results.

   The Consumer Group accounted for 38% of total sales in fiscal
1994.
Its operating profit increased 37% over the previous year. These results were achieved through an 18% growth in sales and impressive penetration of emerging new markets. JBL and Infinity each recorded sales growth of approximately 25%. JBL's new SoundEffects line, a versatile modular home theater loud-speaker system, was a great success in its first year of introduction in the U.S. It will be introduced in international markets in fiscal 1995. Infinity had a number of very successful product introductions: the "Sterling" and "Crescendo" models at Circuit
City,
the "SL" model at Best Buy and the Epsilon audiophile product worldwide.
Harman Kardon's new Festival model was introduced in




























Europe to great critical acclaim. Pyle's sales and earnings rebounded sharply in the second half after a slow first half.

   Sales of the Automotive OEM Group rose over 40%. Infinity branded premium systems were introduced in the Jeep Grand Cherokee, several
Dodge truck lines and certain Mitsubishi models, including the 3000
GT.
Sales of our systems in the continuing Ford Explorer, Chrysler
Minivan
and LH increased at a robust pace. This fall, the Automotive Group will supply Harman Kardon systems for the new Jaguar X-300, the Saab
9000 and
the Range Rover.

   The Manufacturing Group performed superbly despite the severe damage caused by the January earthquake. It made a substantial contribution to total profits through volume increases and the implementation of manufacturing improvements. The International Distributing Group had a difficult year as a result of the poor economic conditions and currency disruptions in the markets in which it operates.

   Although the Company's balance sheet was strengthened significantly through our equity offering in November, working capital performance slipped somewhat. The Company's inventories are valued conservatively and all appropriate reserves have been provided. Nonetheless, we believe our inventory levels are too high. We are taking aggressive corrective action, and intend to reduce inventories by mid-year despite expected sales increases. Capital expenditures totaled $40.7 million. In fiscal
1995, we expect capital expenditures to total $45 million. Our capital projects generally enjoy attractive returns and short payback periods.

   We are pleased with the results we achieved in fiscal 1994 and look forward to an excellent fiscal 1995.

 /s/ Bernard A. Girod


Bernard A. Girod
President and Chief Operating Officer


























                                 PICTURE






















































World Class Marketing


MARGIN NOTE: The intensity of our marketing reflects the wide diversity of the products themselves. Our focus is: emphasize the strengths of the individual brands while clearly linking them to Harman
International's
reputation for the highest quality standards and sonic excellence.

In earlier reports, we spoke of our commitment to convert Harman
International from a traditional "better mousetrap" company, convinced that if it made the right product, customers would somehow beat a path to our door. That conversion, we said, must be to a world-class marketing company with emphasis on creating demand rather than the more familiar practice of "pushing" the product to the customer.

   Stimulated by the way in which we organized ourselves to do business, we have made substantial progress during the course of the year.
Through
the creation of the Professional Group, the Consumer Group and the Automotive OEM Group we have made it possible, for the first time, to engage in integrated marketing activities which are at once coherent within the Groups and mutually supportive among them.

   This report is illustrated with copies of advertisements produced by the Groups. They are, of course, only representative of our larger and increasing presence in the printed media, on billboards across the country and on selected television. We are also initiating a series of advertisements to increase awareness of our branded in-car high fidelity systems among automotive buyers. We had previously left promotion of those systems to our clients, the auto makers.

   We see vast new opportunities in emerging markets. China, Vietnam,
India and the developing nations of Latin and South America are fertile markets for each of our three Groups - and we will cultivate them vigorously. Through concerts, seminars and other promotional activities, we intend to make our brand names widely recognized in each of these potentially enormous marketplaces.

   Our Company was built on engineering excellence and a commitment to quality. We will never lose that focus. In the past two years, we have brought our manufacturing competence and efficiency to a very high level. Now it is our purpose and our commitment to expand our focus to one of equivalent intensity and professionalism in marketing.






















                                 PICTURE


















































MARGIN NOTE:  Our Professional Group brand names: JBL, Soundcraft,
Spirit, Studer, Studer Dyaxis, AKG, DOD, Digitech, Lexicon,
Turbosound,
Orban, BSS, dbx, UREI, Allen & Heath, Audio Logic, Precision
Devices and
Quested.

The professional audio market is complex and diverse; a mixture of large homogeneous sectors and fragmented niches. It has clients who seek the convenience of a systems solution and others who wish to be served by one company and one product. It encompasses the unknown musician aspiring to greatness and the digital multi-track recording studio where greatness, already achieved, is mixed and mastered for public consumption. It stretches from a self-operated radio station in the Australian outback to the digital production suites of the BBC studios in London and the film studios in Hollywood. Above all it is a market driven by technology, but still somewhat uncertain about the direction that technology will take.

   This adds up to either confusion or opportunity. It takes a special kind of company to cope with that diversity, to identify the opportunities and to exploit them. The Harman Professional Group is a unique collection of just such companies. It includes many of the most respected names in the professional audio world; names which have helped to shape the industry - names representing quality and technical excellence. All have transcended mere product and company boundaries to become world class brands. In loudspeaker design: JBL and Turbosound. In mixer technology: Soundcraft, Spirit and Allen & Heath. In signal processing: DOD, Lexicon, BSS and dbx. Our Professional Group also includes companies which produce unique products for special niches.
Orban, for example, provides a highly specialized audio processor for the radio broadcast market.

   The acquisition of AKG in September 1993 and of Studer in March
1994
brought additional prestige brands to our professional portfolio.
They
complete our audio chain by providing the highest quality
microphones
and world renowned recording and storage devices.

   But the strength of our Professional Group does not lie simply in its impressive list of products. It is derived from the way in which the talent and innovation in our operating units have been harnessed.
For
example, the



























                                 PICTURE


















































MARGIN NOTE: Our Professional Group alliances focus on each of the major markets we serve: Sound Reinforcement, Musical Instrument
Support
and Broadcast and Recording.


extraordinary advances made in the digital field by Studer's research engineers, combined with the digital signal processing (DSP) work underway at our DOD, Lexicon, BSS and Soundcraft units have generated new digital products which will come to market during the new fiscal year.

   Pulling together the diverse talents and skills in our Professional
Group is no easy task. This is not a loose federation of independent companies. They share a vision of the future and work together to achieve common goals. To release the energy of each company, we have created three Alliances, each focused on one of the major markets we serve.

   The first is the Sound Reinforcement Alliance, devoted to developing products and services for tour sound, theaters, installed sound systems and cinema. Its members include JBL, Soundcraft, Turbosound, BSS and
AKG. Each holds a strong position in the market, but each participates in sharing market knowledge and technology with its colleagues.

   The Musical Instrument Support Alliance is led by DOD and Spirit with support from dbx and Allen & Heath. Committed to the development of new products for sale through music stores around the world, the Musical
Instrument Support Alliance will be one to watch for speed to market, for product innovation and for eye-catching promotions.

   The third Alliance is most exciting. Dedicated to the recording and broadcast markets, it gathers the digital and systems expertise of Studer, Studer Dyaxis and Lexicon to create technology standards for a new generation of broadcast and recorded products. Here, the increasing complexity and diversity of system components demand an integrated solution. Within this Broadcast and Recording Alliance, we can offer a networking system which provides central control of audio processing.
Thus, our Numysis system provides central control of all functions from the scheduling of CD playlists through advertising and billing to clients.

   Our Professional Group responds to the diversity and complexity of the markets it serves by blending the individual strengths and qualities of the operating units with the combined resources of the full
Group. We
believe this to be unique in the industry and a platform for continued growth in sales and profitability.























                                 PICTURE















































MARGIN NOTE:  Our Consumer Group brand names: JBL, Infinity, Harman
Kardon, Pyle, AudioAccess, Fosgate and Concord.

The past year was one of great change in our consumer business. We gathered JBL Consumer, Harman Kardon and Infinity into a single, coherent group, so as to harness, effectively, the substantial strengths of our market leading brands. We created the Consumer Group to meet the challenge of sweeping transformation in the consumer electronics business. That transformation can be characterized as a shift from the selling of products derived from "technology for its own sake" to interpreting the needs of consumers and providing customer satisfying solutions. The Harman Consumer Group has redirected its energy from "selling-in" to "selling-through."

   Our newest programs address key and still evolving customer demand patterns. JBL's SoundEffects, for example, is a fifteen-product line, designed to respond to the needs of the emerging A/V market. It encourages customers to begin with a first-class music system and to grow by reasonable steps to a complete wireless surround-sound home cinema system.

   Infinity's new Epsilon loudspeaker system represents a leap in high-end loudspeaker performance. Harman Kardon's Festival, an elegant, simple-to-use system for home and office, brings high fidelity component performance to the mini-system category. It has won the U.S.
Electronic
Industry Association's "Innovations Award." It has won the prestigious
"Red Dot" design excellence award in Germany and the "European
Compact
System of the Year" award from the leading audio and video magazine of
13 countries in Europe.

   Each of the members of the Consumer Group is actively involved in the emerging surround-sound, multi-channel and home theater fields.
Each is
developing special skills in merchandising at the retail level. We are training a cadre of "young tigers" to become the industry's leading merchandising force and to help our dealers implement creative merchandising techniques.

   Beyond the Group's commitment to product and market solutions, we see major growth opportunities in emerging markets around the world.
China,
South America, Vietnam and India hold substantial promise for the innovative thinking and customer-centered products to which we are committed.
























                                 PICTURE













































MARGIN NOTE:  Our Automotive OEM brand names: Infinity, JBL and
Harman Kardon

The Automotive OEM Group is experiencing substantial growth, fueled by the extension of our audio systems into the light truck market and by a dramatic increase in our worldwide customer base. The automobile has become the final refuge for the enjoyment of high quality music reproduction.

   As a consequence, growing numbers of consumers are making automobile purchase decisions, strongly influenced by the available sound system. This relatively new phenomenon is catching on. Approximately 6 percent of the 15 million vehicles produced in the United States this past year were equipped with such premium branded systems. We provide a majority of the total, and there is impressive opportunity for significant growth.

   In North America, our Infinity sound systems are available on virtually all
Chrysler models: the very successful new Grand Cherokee, the Dodge
Intrepid,
Eagle Vision, Chrysler Concorde, Chrysler New Yorker and Chrysler
LHS. The new
Chrysler Minivan, scheduled for introduction next year, will feature the all new Infinity Acoustic 10 System. JBL's excellence in professional and consumer audio is manifest in the impressive Ford JBL system, available in the
Continental, the Mark VIII, Crown Victoria, Town Car, Windstar,
Taurus and the
very successful Explorer.

   The Infinity systems available on Mitsubishi's high performance
3000 GT and
its upscale Diamante have been very successful. New systems will be featured on the Eclipse and the Galant this year.

   A Harman audio system will be available for the first time on a Toyota vehicle this autumn. The all-new Avalon, slated to be Toyota's U.S.
produced
flagship vehicle, will offer a high-end music system designed and produced by
Harman Motive.

   In Europe, we were awarded the system worldwide for BMW's
3-Series. It will
be introduced in the 1996 model year. Further, the legendary Harman
Kardon
brand will appear on the new Range Rover, Saab and Jaguar systems.

   We are buttressed against the traditionally cyclical nature of the automotive industry; first by the growing number of our clients.
Second, and
perhaps more important, less than 3 percent of cars and light trucks produced worldwide are equipped with such branded systems. We are confident that the percentage will grow substantially over the next decade.















                                 PICTURE










































Harman Worldwide
MARGIN NOTE: Approximately 55% of our sales are effected outside of the
United States. We do not think in terms of export; rather, we address the strategic and emerging markets of the world through an active presence. Opposite page: the market place in Pan Yu, southern
China. A
vivid and accelerating market for JBL and other Harman products currently exists in the Far East. We believe this market will grow and others will proliferate.

Corporate Offices    Washington, D.C. and California

Primary Groups

Professional Group
AKG Acoustics        Austria and India Precision Devices
England
Allen & Heath        England           Quested
England
BSS Audio                  England           Soundcraft Electronics

England
dbx                  Utah              Spirit by Soundcraft

England
DOD Electronics            Utah              Studer Digitech

France
JBLProfessional            California        Studer Editech
California
and Tennessee
Lexicon              Massachusetts     Studer Professional Audio

Switzerland
Orban                California        Turbosound
England

Consumer Group
AudioAccess          California        JBL Consumer    California
and
New York
Fosgate              California and Utah     Phoenix Systems

California
Harman Kardon        California and New York Pyle
Indiana
Infinity Systems           California

Automotive OEM Group
Harman Motive        California, Indiana, Michigan and Wales

Support Groups

Manufacturing Group
Audax                France            Northridge Manufacturing

California
Lydig of Scandinavia Denmark     Polydax
Massachusetts

Distributing Group
AKG Acoustics        Germany     Harman France     France
Harman Audio         England     Harman Japan            Japan
Harman Belgium       Belgium     Studer Professional Audio
Harman Deutschland   Germany                       Canada, Germany,
                                                   Singapore, Japan
Marketing Group
Harman Marketing Asia      Japan,Singapore   Harman Marketing
Intercontinental
Harman Marketing China     Hong Kong               California
Harman Marketing Europe    Denmark




Financial Information Table of Contents


Management's Discussion and Analysis of
Financial Condition and Results of Operations            21

Consolidated Financial Statements
  Balance Sheets                                   24

  Statements of Operations                   25

  Statements of Cash Flows                   26

  Statements of Shareholders' Equity               27

Notes to Consolidated Financial Statements         28

Independent Auditors' Report                       35

Statement of Management Responsibility             36

Shareholder Information                            36

Officers and Directors                             inside back
cover

Annual Meeting                               inside back cover





























Management's Discussion and Analysis of Financial Condition and
Results of
Operations

Results of Operations

Net sales for fiscal 1994 increased by 29.7 percent to $862.1 million from the fiscal 1993 level of $664.9 million and in fiscal 1993 increased by
10.0 percent
from fiscal 1992 sales of $604.5 million. The sales increase in fiscal 1994 primarily reflects the sales growth of the Professional Group, the Consumer Group and the Automotive OEM Group. The sales increase in fiscal 1993 was primarily driven by the performance of the Automotive OEM Group and the Consumer
Group.

   The sales increase at the Professional Group in fiscal 1994 reflects the contributions of AKG, our Austrian microphone manufacturer acquired in September
1993, and Studer Revox acquired effective January 1, 1994. Strong sales of JBL and
Soundcraft products also generated increases. Contributing to the growth at
Soundcraft was the success of the Spirit line of mixing consoles.
Higher sales at
JBL reflect increased activity in both domestic and international markets, including significant growth in China and other emerging Asian markets.
   Sales increases were also reported at the Consumer Group in fiscal 1994, most significantly at JBL, Infinity and Harman Kardon. Sales of the Infinity Sterling and
Crescendo loudspeaker models at Circuit City, the Infinity SL loudspeaker line at
Best Buy and the Epsilon audiophile product worldwide have contributed substantially to fiscal 1994 results.

   Sales increases at the Automotive OEM Group were fueled by Harman Motive which reported higher sales in fiscal 1994 to the automobile manufacturers. Contributing to the growth were the successful introduction of the Infinity Gold premium audio system in the Jeep Grand Cherokee, the success of the Chrysler LH automobile line and several Dodge truck lines in which Chrysler/Infinity premium systems are installed and increased shipments of Infinity systems to Mitsubishi. Strong sales of the Ford Explorer, in which the Ford/JBL premium sound system is installed, also contributed to improved performance.

   The International Distributing Group continues to focus on the distribution of products manufactured by the Company's divisions. The International
Distributing
Group reported lower sales for fiscal 1994 due to the Company's decision to discontinue the distribution of Maxell tapes at Harman Deutschland, which accounted for approximately 6% of consolidated Company sales in fiscal 1993.
Harman
Deutschland provided administrative support for Maxell, on a fee basis, in fiscal
1994 while continuing to increase its focus on the distribution of products manufactured by the Company. Excluding the Maxell sales, fiscal
1994 International
Distributing Group sales approximated the prior year despite the difficult economic conditions in Europe and Japan.

   Overall, the Company's consolidated net sales are not materially impacted by seasonality. However, the first fiscal quarter is usually weakest due to the July and August holidays in Europe and the Automotive OEM model changeovers. Variations in seasonal demands among end-user markets may cause operating results to vary from quarter to quarter.

   The gross profit percentage in fiscal 1994 was 31.2 percent, compared to 28.7 percent in fiscal 1993 and 27.2 percent in fiscal 1992. The increase in gross profit percentage in fiscal 1994 reflects operating leverage and favorable product mix at the Automotive OEM Group, and substantial improvements in manufacturing efficiencies at the Northridge, California and Audax (France) manufacturing operations. The increase in fiscal 1993 was primarily due to improved gross profit margins at the
Automotive OEM Group, with improvements in the Company's domestic manufacturing operations also contributing to the increase.

   Selling, general and administrative expenses as a percentage of sales were 23.5 percent in fiscal 1994 compared with 22.5 percent in fiscal 1993 and 22.7 percent in fiscal 1992. The fiscal 1994 increase in selling, general and administrative expenses reflects the impact of increased marketing costs associated with the implementation of the Harman Marketing Units offset by cost savings in overhead personnel realized through the company-wide operating expense reduction program initiated in fiscal 1993.

Management's Discussion and Analysis of Financial
Condition and Results of Operations, continued

   Operating income as a percentage of net sales was 7.7 percent for fiscal 1994 compared with 6.2 percent for fiscal 1993 and 4.6 percent for fiscal 1992. The increase for fiscal 1994 resulted primarily from the increase in gross profit percentage, and the increase in fiscal 1993 resulted from higher gross profit percentage combined with reduced selling, general and administrative expenses.
   Interest expense in fiscal 1994 was $22.1 million compared with $23.6 million in fiscal 1993 and $21.1 million in fiscal 1992. Interest expense decreased in fiscal
1994 despite increased levels of average borrowings due to a decrease in the weighted average interest rate. Fiscal 1994 average borrowings were $222.8 million compared with $215.5 million in fiscal 1993 and $204.3 million in fiscal 1992. The increase in average borrowings in fiscal 1994 primarily results from debt assumed in fiscal 1994 acquisitions offset by the proceeds of the November
1993 equity
offering.
   The weighted average interest rate in fiscal 1994 was 9.9 percent, compared with
10.9 percent in fiscal 1993 and 10.3 percent in fiscal 1992. The decrease in average interest rates in fiscal 1994 reflects the impacts of the Company's re negotiation of its domestic short-term lines of credit and lower interest rates on debt assumed in fiscal 1994 acquisitions. Fiscal 1994 interest expense as a percentage of net sales was 2.6 percent, down from 3.5 percent in fiscal 1993 and 1992.
   In fiscal 1994 the Company reported income before income taxes, minority interest and extraordinary items of $42.7 million, compared with $18.6 million in fiscal 1993
and $5.9 million in fiscal 1992.
   In fiscal 1994 the Company reported income tax expense of $16.2 million, reflecting an effective tax rate of 38.1 percent. This compares with an income tax expense of $7.3 million and an effective rate of 39.4 percent in fiscal 1993. The fiscal 1992 tax provision was $2.4 million with an effective tax rate of 40.8 percent. The effective tax rates in all years are above the U.S.
statutory rate
primarily due to higher effective tax rates at the international subsidiaries and state income taxes.
   The Company reported an extraordinary charge, net of a related tax benefit, of
$748,000 in the second quarter of fiscal 1994 associated with the extinguishment of
$25.0 million of debt through an in-substance defeasance of the 10.08% $25.0 million
Series A Senior Notes, due September 30, 1994.
   Net income for fiscal 1994 was $25.7 million compared with $11.2 million in fiscal 1993 and $3.5 million in fiscal 1992.

Financial Condition
Liquidity and Capital Resources
Harman International primarily finances its working capital requirements through cash generated by operations, short-term lines of credit and normal trade credit.
   The Company recently began negotiations with its banks to establish a $200 million committed credit facility to replace its uncommitted lines of credit.
Although there can be no assurance that negotiations will be completed successfully on terms acceptable to the Company, the Company currently believes that the facility will be established by the end of September 1994.
   At June 30, 1994, the Company maintained unsecured, domestic short-term lines of credit of $73.3 million and had outstanding indebtedness of $17.8 million under these lines of credit. The indebtedness at June 30, 1994 bears interest, at the option of the Company, at either (i) the prime rate of the lending bank, or (ii) the
London Interbank Offered Rate of the lending bank plus .75 percent, and is payable upon demand.
   At June 30, 1994, the Company's international subsidiaries maintained unsecured short-term lines of credit of $90.0 million and had outstanding indebtedness of approximately $45.3 million thereunder. This indebtedness is payable upon demand and bears interest at the corporate base rate of the lending bank plus, in some cases, additional basis points.
   In November 1993, the Company issued 4,025,000 shares of common stock, using the net proceeds of $87.5 million to repay short- and long-term debt.








   Capital expenditures were $40.7 million in fiscal 1994, compared with $25.6 million in fiscal 1993 and $21.0 million in fiscal 1992.
Expenditures in fiscal 1994
were primarily for new product tooling and machinery and equipment required to increase manufacturing capacity. Expenditures in fiscal 1993 were principally for new product tooling, quality improvements, cost reduction programs and systems improvements.
   The Company anticipates capital expenditures of approximately
$45 million during
the next fiscal year. Firm commitments of approximately $3.7 million existed as of
June 30, 1994 for capital expenditures during fiscal 1995. The
Company anticipates
that a portion of these capital expenditures will be financed through lease financing arrangements.
   Net working capital at June 30, 1994 was $215.9 million compared with $147.5 million at June 30, 1993. The increase is primarily due to the impacts of the fiscal
1994 acquisitions of AKG and Studer and the repayment of short-term borrowings with the proceeds of the November 1993 common stock offering.
   Inventories increased to $238.1 million at June 30, 1994 from $137.2 million at
June 30, 1993. Of this increase, $41.1 million results from the acquisitions of AKG and Studer, and the balance reflects higher inventory levels required to support increased sales volumes and new product introductions as well as the effect of the
Northridge, California earthquake on inventory management systems and processes. The
Company believes inventory levels at June 30, 1994 are too high and plans to reduce inventories by mid-year, despite expected sales increases.
   Shareholders' equity was $232.0 million at June 30, 1994
compared with $111.1
million at June 30, 1993 and $111.2 million at June 30, 1992.
Foreign currency
translation produced a positive adjustment of $5.5 million in fiscal 1994, a negative adjustment of $11.9 million in fiscal 1993 and a positive adjustment of
$8.0 million in fiscal 1992.
   Certain of the Company's subsidiaries may be subject to exchange controls or local bank agreements which may restrict the non domestic transfer of funds from these subsidiaries.

Acquisitions
In September 1993, the Company acquired 76 percent of AKG, a designer and manufacturer of high-quality microphones, audio headphones and other professional audio equipment, for 76 Austrian schillings (approximately U.S.
$7.00) and assumed
post-acquisition bank indebtedness of approximately 282 million
Austrian schillings
(approximately U.S. $24.5 million). In July 1994, the Company acquired the remaining minority interest in AKG for 41 million Austrian schillings
(approximately U.S. $3.7
million).
   In March 1994, the Company acquired Studer Revox AG, effective
January 1, 1994,
for 100 Swiss francs (approximately U.S. $70.00) and assumed post-acquisition indebtedness of approximately 23 million Swiss francs
(approximately U.S. $16
million). Studer is a leading company in the professional audio field with particular strength in the recording and broadcast areas.

Effects of Inflation and Currency Exchange Rates
The Company maintains significant assets and operations in Germany, the United
Kingdom, France, Denmark, Austria, Switzerland and Japan. As a
result, it has direct
and continuing exposure to foreign currency gains and losses. The
Company hedges a
portion of its foreign currency exposure by incurring liabilities, including bank
debt, denominated in the local currencies of those countries where its subsidiaries
are located.
   The Company purchases some of its Harman Kardon electronic products at prices
denominated in Japanese yen. The international subsidiaries of the
Company also
purchase certain products in prices denominated in Japanese yen, as well as German
marks, Danish kroner, Austrian schillings, Swiss francs and U.S.
dollars. As a
result of its procurement of products in multiple currencies, the
Company may be
exposed to cost increases relative to local currencies in the markets in which it
sells. To mitigate such adverse trends, the Company enters into forward purchasing
contracts and other hedging activities, as appropriate.
   A portion of the Company's revenues and earnings relates to loudspeaker products
made in the U.S. and sold abroad. As a result, sales of such products are somewhat
dependent on the value of the U.S. dollar relative to other
currencies. Any long-
term strengthening of the U.S. dollar could have an adverse effect on these sales.
   Competitive conditions in the Company's markets may limit its ability to increase
the prices of its products in the face of adverse currency
movements; however, due
to the multiple currencies involved in the Company's business and the netting effect
of various simultaneous currency transactions, the Company's foreign currency
positions are partially offsetting.
              123

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30, 1994 AND JUNE 30, 1993
($000s omitted except per share amounts)

                                                         1994
       1993
                                                     -----------
  ----------
ASSETS
Current assets
  Cash and short-term investments                    $    9,724
      2,179
  Receivables (less allowance for doubtful
     accounts of $10,241 in 1994 and $3,435
     in 1993)                                           206,801
    127,648
  Inventories (note 2)                                  238,095
    137,191
  Other current assets                                   35,202
     21,803
                                                     -----------
  ----------
         Total current assets                           489,822
    288,821

Property, plant and equipment, net (notes 3,5 and 6)     138,555
    103,058
Excess of cost over fair value of assets
  acquired (less accumulated amortization of
  $6,543 in 1994 and $5,476 in 1993)                     34,360
     30,244
Other assets                                             17,954
      9,603
                                                     -----------
  ----------
         Total assets                                $  680,691
    431,726
                                                     ===========
  ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Notes payable (note 4)                             $   63,140
     33,379
  Current portion of long-term debt (note 5)              6,114
      4,383
  Accounts payable - trade                               91,516
     54,375
  Accrued liabilities                                   102,353
     45,891
  Income taxes payable                                   10,821
      3,301
                                                     -----------
  ----------
         Total current liabilities                      273,944
    141,329

Senior long-term debt (note 5)                           41,577
     60,583
Subordinated long-term debt (note 5)                    115,000
    115,000
Other non-current liabilities                             8,514
         --
Deferred income                                           2,372
      3,665
Minority interest                                         7,263
         --

Shareholders' Equity (notes 5,7 and 8)
  Preferred Stock, $.01 par value.  Authorized
    5,000,000 shares; none issued and outstanding             --
         --
  Common stock, $0.01 par value.  Authorized
    50,000,000 shares, issued and outstanding
    15,068,027 in 1994; authorized 15,000,000
    shares, issued and outstanding 10,859,957
    in 1993                                                 151
        109
  Additional paid-in capital                            143,144
     53,453
  Equity adjustment from foreign
     currency translation                                   392
     (5,083)
  Retained earnings                                      88,334
     62,670
                                                     -----------
  ----------
         Net shareholders' equity                       232,021
    111,149
                                                     -----------
  ----------
Commitments and contingencies (notes 6, 13 and 14)
         Total liabilities and
         shareholders' equity                        $  680,691
    431,726
                                                     ===========
  ==========
See accompanying notes to consolidated financial statements.


HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 1994, 1993 AND 1992
($000s omitted except share and per share amounts)

                                           1994          1993
  1992
                                       ----------     ----------
- - ----------
Net sales                              $ 862,147        664,913
  604,454

Cost of sales                            592,985        474,350
 439,832
                                       ----------     ----------
- - ----------
  Gross profit                           269,162        190,563
 164,622

Selling, general and
  administrative expenses                202,830        149,308
 137,075
                                       ----------     ----------
- - ----------
  Operating income                        66,332         41,255
  27,547

Other expenses (income)
  Interest expense                        22,110         23,566
  21,075
  Miscellaneous, net                       1,536           (881)
     579
                                       ----------     ----------
- - ----------
  Income before income
    taxes, minority interest
    and extraordinary item                42,686         18,570
   5,893

Income tax expense (note 9)
  Federal                                 12,589          2,825
     519
  Foreign and state                        3,659          4,499
   1,887
                                       ----------     ----------
- - ----------
    Total income tax expense              16,248          7,324
   2,406
    Minority interest                         26             --
      --
                                       ----------     ----------
- - ----------
  Income before
    extraordinary item                    26,412         11,246
   3,487

Extraordinary item, net of
  income tax effect of $495 in 1994         (748)            --
      --
                                       ----------     ----------
- - ----------
Net income                             $  25,664         11,246
   3,487
                                       ==========     ==========
==========

Income per common share before
  extraordinary item                   $    1.98           1.04
    0.39
Extraordinary item, net of tax              (.06)            --
      --
                                       ----------     ----------
- - ----------
Net income per common share            $    1.92           1.04
     0.39
                                       ==========     ==========
==========
Weighted average number of
  common shares outstanding            13,373,497     10,825,608
8,924,799
                                       ==========     ==========
=========








See accompanying notes to consolidated financial statements.




HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 1994, 1993 AND 1992
($000s omitted)

                                                       1994
  1993           1992
                                                    ----------
- - ----------    ----------
Cash flows from operating activities:
  Net income                                        $  25,664
   11,246         3,487
                                                    ----------
- - ----------    ----------
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
 Depreciation                                          31,210
  22,959        21,871
 Amortization of intangible assets                      2,342
   1,414         1,564
 Amortization of deferred income                       (1,293)
  (1,294)       (1,294)
Changes in assets and liabilities, net of
  effects from purchase of companies:
(Increase) in:
 Receivables                                          (35,566)
 (12,485)      (14,798)
 Inventories                                          (56,510)
    (425)      (30,232)
 Other current assets                                  (8,253)
  (2,608)       (4,363)
Increase (decrease) in:
 Accounts payable - trade                              14,052
    (528)        9,675
 Accrued liabilities                                   12,035
   4,415         7,678
                                                    ----------
- - ----------    ----------
Total adjustments                                   $ (41,983)
   11,448
(9,899)
- - ----------    ----------
- - ----------
Net cash provided by (used in)
  operating activities                              $ (16,319)
                                                   ------------
        22,694        (6,412)
       --------    ----------
Cash flow from investing activities:
 Proceeds from sale of property, plant
   and equipment                                        1,418
   2,847         1,282
 Payment for purchase of companies, net
   of cash acquired                                     6,852
  (4,697)           24
 Investments in unconsolidated subsidiaries            (2,500)
      --            --
 Capital expenditures for property, plant
   and equipment                                      (40,720)
 (25,563)      (21,003)
 Other items, net                                      (3,637)
  (2,482)       (6,357)
                                                    ----------
- - ----------    ----------
Net cash used in investing activities               $ (38,587)
  (29,895)      (26,054)
                                                    ----------
- - ----------    ----------
Cash flow from financing activities:
 Net borrowings (repayments) under lines of credit  $  (8,007)
 (30,084)        8,531
 Proceeds from issuance of long-term debt               7,559
  76,112         2,485
 Repayments of long-term debt                         (32,309)
 (28,129)       (6,460)
 Proceeds from issuance of common stock                87,488
      --        18,908
 Proceeds from exercise of stock options                2,245
     521            80
 Net change, foreign currency translation               5,475
 (11,859)        7,985
                                                    ----------
- - ----------    ----------
Net cash flow provided by financing activities      $  62,451
    6,561        31,529
                                                    ----------
- - ----------    ----------
Net increase (decrease) in cash and
 short-term investments                                 7,545
    (640)         (937)
Cash and short-term investments at beginning of year    2,179
  2,819         3,756
                                                    ----------
- - ----------    ----------
Cash and short-term investments at end of year      $   9,724
    2,179         2,819
- - ----------------------------------                  ==========
==========    ==========

Supplemental schedule of noncash investing activities:
 Fair value of assets acquired                      $ 138,861
    7,484         2,915
 Cash paid for the capital stock                        1,858
   4,994            25
                                                    ----------
- - ----------    ----------
 Liabilities assumed                                $ 137,003
    2,490         2,890
                                                    ==========
==========    ==========
See accompanying notes to consolidated financial statements.

              HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED AND
SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF SHAREHOLDERS'
EQUITY
                     FOR THE YEARS ENDED JUNE 30, 1994, 1993 AND
1992
                                      ($000s omitted)

                                                      Equity

                           Common                     adjustment
              Net
                           Stock       Additional     from foreign
             share-
                           $.01 par    Paid-in        currency
  Retained    holders'
                           value       capital        translation
  earnings    equity
                           --------    ---------      ----------
  --------    -------
Balance, June 30, 1991      $   88       33,965           (1,209)
   47,937      80,781
Issuance of common stock        20       18,888               --
       --      18,908
Exercise of stock options       --           80               --
       --          80
Foreign currency
  equity adjustment             --           --            7,985
       --       7,985
Net income                      --           --               --
    3,487       3,487
                           --------    ---------      ----------
  --------    -------

Balance, June 30, 1992      $  108       52,933            6,776
   51,424     111,241
Exercise of stock options        1          520               --
       --         521
Foreign currency
  equity adjustment             --           --          (11,859)
       --     (11,859)
Net income                      --           --               --
   11,246      11,246
                           --------    ---------      ----------
  --------    -------

Balance, June 30, 1993      $  109       53,453           (5,083)
   62,670     111,149
Issuance of common stock        40       87,448               --
       --      87,488
Exercise of stock options        2        2,243               --
       --       2,245
Foreign currency
  equity adjustment             --           --            5,475
       --       5,475
Net income                      --           --               --
   25,664      25,664
                           --------    ---------      ----------
  --------    -------

Balance, June 30, 1994      $  151      143,144              392
   88,334     232,021
                           ========    =========      ==========
  ========    =======


See accompanying notes to consolidated financial statements.



























Notes to Consolidated Financial Statements
Harman International Industries, Incorporated and Subsidiaries

1. Summary of Significant Accounting Policies

Consolidation and Revenue Recognition Principles

The consolidated financial statements include the accounts of the Company and subsidiaries after the elimination of significant intercompany transactions and accounts.
     Revenue is primarily recognized upon shipment of goods.
     Where necessary, prior years' information has been reclassified to conform to the 1994 consolidated financial statement presentation.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined principally by the first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost or, in the case of capitalized leases, at the present value of the future minimum lease payments.
Depreciation
and amortization of property, plant and equipment is provided primarily using the straight-line method over useful lives estimated from 3 to 35 years.
Amortization of leasehold improvements is provided by the straight-line method over the estimated useful lives of the assets or the terms of the lease, whichever is shorter.

Income Taxes

Effective July 1991, the Company adopted Statement of Financial
Accounting
Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes."
Adoption of
SFAS No. 109 at June 30, 1991 did not affect income tax accounts prepared using
SFAS No. 96. Therefore, no cumulative effect adjustment was required for the adoption of SFAS No. 109.
   Under SFAS No. 109, a deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the expected reversal of the cumulative temporary differences between the carrying value of assets and liabilities for financial statement and income tax purposes.
Deferred income tax
expense is measured by the change in the net deferred income tax asset or liability during the year.
   The Company accrues, as an expense, income taxes attributable to the undistributed earnings of the foreign subsidiaries. Such income taxes are substantially offset by foreign tax credits.
     Some nondomestic subsidiaries may
be subject to exchange controls or local bank agreements which may restrict transfer of funds from these subsidiaries.

Net Income per Common Share

Net income per common share is based upon the weighted average number of shares outstanding during each period, adjusted for stock options which are considered common stock equivalents, when dilutive.

Foreign Currency Translation

Assets and liabilities of foreign operations are translated into U.S. dollars based upon the prevailing currency exchange rates in effect at the balance sheet date. Translation gains and losses are not included in the determination of net income but are accumulated in a separate component of shareholders' equity.

Deferred Income

Deferred income, which arose principally from the sale and leaseback of the
Northridge, California property in June 1986, is being amortized as an offset to rental expense over the noncancelable term of the lease.

Excess of Cost Over Fair Value of Assets Acquired

The net excess of cost over fair value of assets acquired is being amortized over periods not to exceed 40 years, using the straight-line method. The Company evaluates the recoverability of intangible assets through comparisons of projected cash flows from the related assets.

Research and Development

Research and development costs are expensed as incurred. The
Company's
expenditures for research and development were $22,324,000, $11,980,000 and
$10,689,000 for the fiscal years ending June 30, 1994, 1993 and 1992, respectively.

2. Inventories
Inventories consist of the following:

<CAPTION)
June 30 ($000s omitted)            1994        1993
Raw materials and supplies       $ 66,469    $ 38,518
Work in process                    20,200      11,992
Finished goods and inventory
    purchased for resale          151,426      86,681
                                 ---------   ---------
Total                            $238,095     137,191
                                 =========   =========
3. Property, Plant and Equipment
Property, plant and equipment are composed of the following:

June 30 ($000s omitted)            1994        1993
Land                             $   4,140   $   3,949
Buildings and improvements          56,085      42,410
Machinery and equipment            188,279     144,205
Furniture and fixtures              20,891      13,482
                                 ----------  ----------
                                   269,395     204,046
Less accumulated depreciation
    and amortization              (130,840)   (100,988)
                                 ----------  ----------
Property, plant and
    equipment, net               $ 138,555   $ 103,058
                                 ==========  ==========

4. Notes Payable
At June 30, 1994, the Company had unsecured short-term lines of credit with various banks aggregating $163.3 million. Interest rates based on various indices varied from 3.0% in Japan to 19.5% in India. Unused lines of credit were $100.2 million at June 30, 1994.

5. Long-Term Debt
The Company must comply with the terms of its long-term debt agreements. Under the most restrictive provisions, limited amounts of dividends may be paid as of
June 30, 1994.
   The Company's long-term debt agreements contain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional indebtedness, create restrictions on subsidiary dividends and distributions, limit the Company's ability to encumber certain assets, restrict the Company's ability to issue capital stock of its subsidiaries and allow each holder of the 12.0%
notes to require the Company to repurchase such notes above par upon the occurrence of a Change of Control, as defined in the agreements.
   Interest paid for both short- and long-term borrowings was $22,443,000,
$18,364,000 and $18,916,000 during fiscal years ended June 30, 1994, 1993 and
1992, respectively.

Long-term debt is composed of the following:

June 30 ($000s omitted)            1994         1993
                                 ---------   ----------
Series A unsecured senior
  notes, due September 30, 1994,
  interest payments due
  semiannually at 10.08%         $     --       25,000
Series B unsecured senior notes,
  due September 30, 1997, interest
  payments due semiannually
  at 10.4%                         17,500       17,500
Senior subordinated notes,
  unsecured, due December 1, 1998,
  interest payments due
  semiannually at 11.2%            45,000       45,000
Senior subordinated notes,
  unsecured, due August 1, 2002,
  interest payments due
  semiannually at 12.0%            70,000       70,000
Obligations under
  capital leases (note 6)          11,044        7,847
Other unsubordinated loans, due in
  installments through 2012, some
  of which vary with the prime
  rate, bearing interest at an
  average effective rate of
  9.6% at June 30, 1994            19,147       14,619
                                 ---------     ---------
Total                             162,691       179,966
Less current installments          (6,114)       (4,383)
                                 ---------     ---------
Long-term debt                   $156,577      $175,583
                                 =========     =========



Notes to Consolidated Financial Statements, continued
Harman International Industries, Incorporated and Subsidiaries

   In December 1993, the Company utilized funds from the November
1993 Common
Stock offering to purchase United States government securities at a cost of $26.9
million which were deposited irrevocably with PNC Bank, N. A. to satisfy principal
and interest payments through the stated maturity on the Company's
$25.0 million
10.08% Series A Senior Notes, due September 30, 1994. The debt and accrued
interest thereon were removed from the balance sheet in an
in-substance defeasance transaction resulting in an extraordinary loss, net of tax
benefit, of $748,000.
   Long-term debt, including obligations under capital leases, maturing in each of
the next five fiscal years ($000s omitted) is as follows:
1995           $6,114
1996            5,665
1997            9,418
1998           19,449
1999           46,171
Thereafter     75,874

6. Leases
The following analysis represents property under capital leases:


June 30 ($000s omitted)             1994        1993
                                 ---------   ---------
Machinery and equipment          $ 40,136    $ 35,214
Less accumulated amortization     (22,663)    (18,646)
                                 ---------   ---------
                                 $ 17,473    $ 16,568
                                 =========   =========

At June 30, 1994, the Company is liable for the following minimum lease commitments under terms of noncancelable lease agreements (the operating lease commitments do not reflect the offset of the amortization of deferred income -
note 1):


                                  Capital    Operating
($000S Omitted)                   leases     leases
                                 ---------   ---------
Fiscal year:
1995                             $  4,273    $ 14,442
1996                                2,370      13,379
1997                                2,098      12,494
1998                                1,443      11,447
1999                                  821      10,766
Thereafter                          3,105      31,721
                                 ---------   ---------
Total minimum lease payments       14,110    $ 94,249
Less interest                      (3,066)   =========
                                 ---------
Present value of minimum
    lease payments               $ 11,044
                                 =========

Operating lease expense, net of deferred income amortization
($1,293,000,
$1,294,000 and $1,294,000 for the  years ended June 30, 1994, 1993 and 1992,
respectively) and subrental income under operating leases having noncancelable terms of greater than one year for the years ended June 30, 1994, 1993 and 1992 was $15,677,000, $11,329,000 and $10,544,000, respectively.

7. Capital Stock
In fiscal 1994 the total number of shares of capital stock the Company is authorized to issue was increased to 55,000,000, including
5,000,000 shares
authorized for $.01 preferred stock and 50,000,000 shares authorized for common stock. The rights, preferences and restrictions of the preferred stock, none of which has been issued, will be established by the Board of Directors at the time of issuance.


8. Stock Option Plan
The 1992 Incentive Plan (the 1992 Plan) provides for the grant of stock options, stock appreciation rights in tandem with options, restricted stock and performance units to officers and key employees of the Company and its subsidiaries. In addition, the 1992 Plan provides for the automatic annual grant of options to the non-officer directors of the Company and for a further automatic grant to such non-officer directors each year in which the Company achieves a specified level of return on consolidated equity.
   The 1992 Plan is intended to supplement the Company's 1987 Plan
(the 1987 Plan)
and to add the automatic grant feature for non-officer directors.
While both plans
remain in effect, the Compensation and Option Committee will retain the ability to make awards under both Plans. The 1987 Plan will be terminated upon the grant of awards with respect to the shares of Common Stock remaining available thereunder.
Automatic awards to non-officer directors will only be made under the 1992 Plan.
When the 1987 Plan is ultimately terminated, options previously granted pursuant to the 1987 Plan will remain outstanding and will be exercisable in accordance with the terms of the 1987 Plan.
   Stock appreciation rights allow the holders to receive a predetermined percentage of the spread between the option price and the current value of the shares. A grant of restricted stock involves the immediate transfer to a participant of ownership of a specified number of shares of common stock in consideration of the performance of services. The participant is entitled immediately to voting, dividend and other share ownership rights.
A transfer of
restricted stock may be made without consideration or in consideration of a payment by the participant that is less than current market value, as the
Compensation and Option Committee may determine. A performance unit is the equivalent of $100 and is granted for the achievement of specified management objectives.
   No stock appreciation rights or performance units were outstanding at June 30,
1994. Options to purchase shares of common stock have been granted under both
Plans. Options granted are at prices not less than market value on the date of grant. Options granted pursuant to the 1987 and 1992 plans generally vest over five years and expire ten years from the date of grant.
   Changes in the status of options are summarized as follows:

Year ended June 30           1994              1993
1992
                           ---------         ---------
- - ---------
Balance at beginning
  of year                   625,720           781,450
516,850
Granted                     553,500            63,000
292,000
Canceled                    (85,400)         (153,810)
(18,600)
Exercised                  (183,070)          (64,920)
(8,800)
                           ---------         ---------
- - ---------
Balance at end of year      910,750           625,720
781,450
                           =========         =========
=========
Exercisable stock
  options                   487,545           278,600
233,945
                           =========         =========
=========
Price range of options:
Outstanding at end
  of period                $ 6.63-33.94        6.63-20.63
6.63-20.63
                           ------------      ------------
- - ------------
Granted during period      $19.25-33.94       10.63-16.88
7.75-12.50
                           -------------     ------------
- - ------------
Exercised during period    $ 6.63-20.625       6.63-12.63
6.63-12.63
                           =============     ============
============

At June 30, 1994, 71,010 shares of common stock were reserved for issuance under the 1987 Plan and 160,750 were reserved for issuance under the 1992
Plan.

9. Income Taxes
Income tax expense (benefit) consists of the following:

Year ended June 30
($000s omitted)               1994        1993        1992
                           ---------   ---------   ---------
Current:
  Federal                  $ 16,716         554      (1,517)
  State                       1,894         620          40
  Foreign                     2,246       4,086       2,593
                           ---------   ---------   ---------
                             20,856       5,260       1,116
                           ---------   ---------   ---------
Deferred:
  Federal                    (4,127)      2,271       2,036
  State                        (481)       (207)       (746)
                           ---------   ---------   ---------
                             (4,608)      2,064       1,290
                           ---------   ---------   ---------
Total                      $ 16,248       7,324       2,406
                           =========   =========   =========


Notes to Consolidated Financial Statements, continued
Harman International Industries, Incorporated and Subsidiaries

The tax provisions and analysis of effective income tax rates are comprised of the following items:

Year ended June 30
($000s omitted)               1994        1993        1992
                           ---------   ---------   ---------
Provision for Federal
  income taxes before
  credits at statutory
  rate                     $ 14,940       6,314       2,004
State income taxes            1,413         413          40
Difference between
  Federal statutory rate
  and foreign effective
  rate                       (1,466)        454         915
Permanent differences
  between financial and
  tax accounting income         211         200         140
Tax-exempt foreign sales
  corporation earnings       (1,136)       (386)         --
Utilization of tax
  loss carryforward              --          --      (2,107)
Change in valuation
  reserve                     1,973      (1,137)         --
Losses without income
  tax benefit                 1,683       1,466       1,414
Federal income tax
  credits                      (250)         --          --
Other impacts
  including deferred tax
  impact of Federal
  rate increase              (1,120)         --          --
                           ---------   ---------   ---------
Total                      $ 16,248       7,324       2,406
                           =========   =========   =========

Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities and available tax loss carryforwards. The following deferred taxes are recorded:


Assets/(liabilities)
June 30 ($000s omitted)             1994        1993
                                 ---------   ---------
Inventory costing differences    $  2,065       1,298
Deferred income                       901       1,479
Valuations and other reserves      14,351       7,583
                                 ---------   ---------
Total gross deferred
  tax asset                      $ 17,317      10,360
Less valuation reserve             (4,826)     (2,853)
                                 ---------   ---------
  Deferred tax asset             $ 12,491       7,507
                                 ---------   ---------
Total gross deferred tax
  liability from fixed
  asset depreciation             $ (3,191)     (3,077)
                                 ---------   ---------
Net deferred tax asset           $  9,300       4,430
                                 =========   =========

Management believes the results of future operations will generate sufficient taxable income to realize the net deferred tax asset.

   The Company has loss carryforwards from foreign subsidiaries AKG and Studer of approximately 250 million Austrian schillings and 70 million Swiss francs, respectively. These loss carryforwards expire within 5 to 7 years, and their effect has not been included in the preceding schedules. Future recognition of tax benefits related to these loss carryforwards will be applied to reduce the goodwill recorded for the associated entity.

   Cash paid for Federal, state and foreign income taxes was $14,095,000,
$4,701,000 and $1,345,000, during fiscal years ended June 30, 1994, 1993 and 1992, respectively.


10. Business Segment Data

The Company's predominant business is the design, manufacture and distribution of high fidelity audio products. The Company's activities comprise the domestic and international distribution of products manufactured by the Company and by other manufacturers.

   In the domestic and international segments, one customer accounted for approximately 13.7% of consolidated net sales for the year ended
June 30, 1994.
Another customer accounted for 10.5% of consolidated net sales in fiscal 1993 and
10.4% in fiscal 1992.
   The following tables show net sales, operating income and other financial information by geographic segment for the years ended June 30, 1994, 1993 and
1992.
   The net sales shown below for the United States include export and military sales of $179.1 million, $154.5 million and $129.1 million for the fiscal years ended June 30, 1994, 1993 and 1992, respectively.

Geographic Segmentation


Year ended June 30
($000s omitted)               1994        1993        1992
                           ----------  ----------  ----------
Net sales:
   U.S.                    $ 673,305     499,254     451,512
   International             282,191     228,052     217,248
   Intercompany/
   interregion               (93,349)    (62,393)    (64,306)
                           ----------  ----------  ----------
                           $ 862,147     664,913     604,454
                           ==========  ==========  ==========

Operating income:
   U.S.                    $  73,539      33,479      22,693
   International              12,039      10,330       9,960
   Unallocated
   operating expenses        (19,246)     (2,554)     (5,106)
                           ----------  ----------  ----------
                           $  66,332      41,255      27,547
                           ==========  ==========  ==========

Identifiable assets:
   U.S.                    $ 418,840     295,097     255,427
   International             252,360     122,367     146,619
   Corporate                   9,491      14,262      13,863
                           ----------  ----------  ----------
                           $ 680,691     431,726     415,909
                           ==========  ==========  ==========

11. Employee Benefit Plans

Under the Retirement Savings Plan, domestic employees may contribute to the
Retirement Savings Plan by deferring up to 12.0% of their pretax compensation.
With the approval of the Board of Directors, each division may also make a basic contribution equal to 2.0% of a participating employee's salary; a matching contribution of up to 3.0% (50.0% on the first 6.0% of an employee's tax-deferred contribution); and a profit sharing contribution. Profit sharing and matching contributions vest at a rate of 25.0% for each year of service with the employer, beginning with the third full year of service. Expenses related to the Retirement
Savings Plan for the years ended June 30, 1994, 1993 and 1992 totaled $3,536,000,
$2,556,000 and $2,229,000, respectively.

   The Company also has a Supplemental Executive Retirement Plan
(SERP) that
provides normal retirement, preretirement and termination benefits, as defined, to certain key executives designated by the Board of Directors.
Expenses related to
the SERP for the years ended June 30, 1994, 1993 and 1992 were $667,000, $646,000 and $433,000, respectively.

   Additionally, certain nondomestic subsidiaries maintain defined benefit pension plans. These plans are not material to the accompanying consolidated financial statements.

12. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107 ("SFAS No.
107"), "Disclosures
about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments. In the measurement of the fair value of certain financial instruments, quoted market prices were unavailable and other valuation techniques were utilized. These derived fair value estimates are significantly affected by the assumptions used.

   Foreign Currency Contracts-The fair value of foreign currency contracts used for hedging purposes is estimated by obtaining quotes from brokers.
The cost of
the foreign currency contracts approximated fair value at June 30, 1994.

   Long-Term Debt-Fair values of long-term debt are based on market prices where available. When quoted market prices are not available, fair values are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying value and fair value of long-term debt, excluding


Notes to Consolidated Financial Statements, continued
Harman International Industries, Incorporated and Subsidiaries

obligations under capital leases and unsubordinated loans are $132.5 million and
$149.6 million, respectively, at June 30, 1994.
   In August 1992, the Company entered two non-hedge variable interest rate swap agreements. The agreements were terminated six months later and the resulting income of approximately $1.0 million was included in other income in fiscal 1993.

13. Foreign Currency Transactions
The Company enters into foreign exchange contracts as a hedge against transactions
denominated in foreign currencies.
   At June 30, 1994, the Company had contracts maturing through
October 1994 to
purchase approximately 171,600,000 Japanese yen and 260,000 German marks,
equivalent to approximately U.S. $1,800,000 at the spot rate on the maturity date.
The Company had contracts maturing through December 1994 to
purchase approximately
U.S. $12,800,000 with approximately 3,300,000 Austrian schillings,
11,200,000
French francs, 12,400,000 Danish kroner, 10,000,000 German marks,
100,000 British
pounds and 242,900,000 Japanese yen at the spot rate on the
maturity date.

14. Commitments and Contingencies
The Company and its subsidiaries are involved in several legal actions. The results cannot be predicted with certainty; however, management, based upon advice from legal counsel, believes such actions are either without merit or do not represent a potential material liability.
   Commitments as of June 30, 1994 arising out of normal business operations include outstanding letters of credit of approximately $14.0 million.
   The Company experienced damages as a result of the January 17, 1994 Northridge,
California earthquake and has filed various claims under its insurance policy. The
Company does not believe it will sustain any expenses in addition to those reflected in the current year consolidated statement of operations.

15. Acquisitions
In September 1993, the Company acquired a 76% interest in AKG, a leading manufacturer of microphones, headphones and other professional audio equipment headquartered in Vienna, Austria. The Company subsequently acquired the remaining
24% of AKG in July 1994.
   In March 1994, the Company acquired Studer Revox AG, a prominent manufacturer of professional recording and broadcast equipment. The purchase was effective
January 1, 1994.
   Both acquisitions were recorded using the purchase method of accounting.
Neither AKG nor Studer prepared interim consolidated financial statements since both were domiciled in countries where such financial statements were neither customarily prepared nor required. Therefore, interim financial statements needed to prepare pro forma financial statements, giving effect to the acquisitions as of
July 1, 1992, are not available and such preparation is not practical. The Company has prepared pro forma financial data assuming the acquisitions occurred on
January 1, 1991 based upon the calendar year-ends of the acquired companies and combining comparable quarterly financial data of the Company.
Unaudited pro forma
data is presented below:


12 months ended December 31               1993        1992
                                       ----------  ----------
Net sales                              $ 865,808     836,033
Net income before
  extraordinary item                   $  17,399       7,975
Net income                             $  16,651       7,975
Income per share before
   extraordinary item                  $    1.54         .82
Income per share                       $    1.48         .82









16. Quarterly Summary of Operations (Unaudited)

The following is a summary of operations by quarter for fiscal 1994 and 1993

Fiscal 1994 ($000s omitted except per share amounts):
Three months ended          Sept. 30    Dec. 31      Mar. 31
Jun. 30
                           ----------  ----------  ----------
- - ----------
Net sales                  $ 163,661     222,726     222,915
252,845
Gross profit                  46,792      70,357      72,128
79,885
Income before
  extraordinary item       $   1,044       7,567       8,179
9,622
Net income                 $   1,044       6,819       8,179
9,622
Income per share before
  extraordinary item*      $     .10         .59         .55
  .64
Net income per
  common share*            $     .10         .54         .55
  .64

*  Quarters do not add to full-year for fiscal 1994 due to
differences in number
of shares outstanding in the quarters.
_________________________________________________________________
_________________


Fiscal 1993 ($000s omitted except per share amounts):
Three months ended          Sept. 30     Dec. 31     Mar. 31
Jun. 30
                           ----------  ----------  ----------
- - ----------
Net sales                  $ 144,745     177,314     167,581
175,273
Gross profit               $  39,576      49,407      49,201
52,379
Net income (loss)          $  (1,364)      3,335       4,001
5,274
Net income (loss) per
  common share             $    (.13)        .31         .37
  .49

_________________________________________________________________
_________________

The Board of Directors and Shareholders
Harman International Industries, Incorporated:
We have audited the accompanying consolidated balance sheets of Harman
International Industries, Incorporated and subsidiaries as of June
30, 1994 and
1993 and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended June 30,
1994. These consolidated financial statements are the responsibility of the
Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harman
International
Industries, Incorporated and subsidiaries as of June 30, 1994 and 1993 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1994 in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP

Los Angeles, California
August 12,1994




Statement of Management Responsibility
The consolidated financial statements and accompanying information were prepared by, and are the responsibility of, the management of Harman
International
Industries, Incorporated. The statements were prepared in conformity with generally accepted accounting principles and, as such, include amounts that are based on management's best estimates and judgments.
   The Company's internal control systems are designed to provide reliable financial information for the preparation of financial statements, to safeguard assets against loss or unauthorized use and to ensure that transactions are executed consistent with Company policies and procedures.
Management believes that
existing internal accounting control systems are achieving their objectives and that they provide reasonable assurance concerning the accuracy of financial statements.
   Oversight of management's financial reporting and internal accounting control responsibilities is exercised by the Board of Directors through an audit committee which consists solely of outside directors. The Committee meets periodically with financial management and the independent auditors to ensure that each is meeting its responsibilities and to discuss matters concerning auditing, accounting control and financial reporting. The independent auditors have free access to meet with the Audit Committee without management's presence.


/s/ Bernard A. Girod

Bernard A. Girod
President & Chief Operating Officer

_________________________________________________________________
_________________
Shareholder Information




                 Fiscal 1994             Fiscal 1993
Fiscal 1992
Market Price     High         Low        High        Low
High          Low

First quarter
  ended
  September 30 $ 21.50     $ 17.75     $ 12.75     $ 9.00     $
11.125     $ 9.875
Second quarter
  ended
  December 31    29.125      18.875      15.25       9.25
10.125       6.625
Third quarter
  ended
  March 31       33.25       27.375      18.25      14.50
14.25        8.875

Fourth quarter
  ended
  June 30        31.125      25.125      21.00      16.00
14.00       10.25

The Common Stock of the Company is listed on the New York Stock
Exchange and is
reported on the New York Stock Exchange Composite Tape under the symbol HAR. As of
June 30, 1994, the Company's Common Stock was held by approximately
207 record
holders.
   The table above sets forth the reported high and low sales prices of the
Company's Common Stock for each quarterly period for fiscal years ending June 30,
1994, 1993, and 1992. The information set forth in the table represents the reported high and low sales prices on the New York Stock Exchange
Composite Tape.
   The Company paid a dividend on August 15, 1994 of $0.04 per share to owners of record as of July 29, 1994.








Corporate Officers

Sidney Harman
Chairman & Chief Executive Officer

Bernard A. Girod
President, Chief Operating Officer & Chief Financial Officer

Jerome H. Feingold
Vice President-Quality

Frank Meredith
Vice President & General Counsel

William S. Palin
Vice President-International Audit

Sandra B. Robinson
Vice President-Financial Operations

Floyd E. Toole
Vice President-Engineering

Group Presidents

Philip Hart
Professional Group

Thomas Jacoby
Consumer Group

Gregory Stapleton
Automotive/OEM Group

F. Michael Budd
Manufacturing Group

Niels Jespersen
Marketing Group

Klaus Schulz-Hanssen
International Distributing Group

Directors

Sidney Harman
Bernard A. Girod

Shirley Mount Hufstedler
Hufstedler & Kaus

Edward H. Meyer
Grey Advertising, Inc.

Alan Patricof
Patricof & Co.

Annual Meeting
The annual meeting of shareholders will be held on November 2, 1994, at Chemical
Bank, 270 Park Avenue, New York, New York 10017 at 11:00 a.m. EST.
A proxy
statement was sent to shareholders on or about September 28, 1994, at which time proxies for the meeting were requested.

Registrar and Transfer Agent
Chemical Trust Company of California
300 South Grand Avenue
Los Angeles, CA 90071
(213) 621-8251
Securities Traded
New York Stock Exchange
Symbol: HAR

Independent Auditors
KPMG Peat Marwick LLP
725 South Figueroa Street
Los Angeles, CA 90017
(213) 972-4000

Corporate Headquarters
1101 Pennsylvania Avenue, NW
Suite 1010
Washington, D.C. 20004
(202) 393-1101


PAGE















                               HARMAN INTERNATIONAL
                                1994 ANNUAL REPORT

















































