Form 10-K, Exhibit 13
period 1995-06-30
HARMAN INTERNATIONAL INDUSTRIES INC /DE/
filed 1995-09-18
CIK 800459

				EXHIBIT 13.1

		THIS PAGE LEFT BLANK INTENTIONALLY

				Harman International
				1995 Annual Report

Mozart's music has always been there. It is part of the inner beauty of the universe, simply waiting to be revealed.

Albert Einstein



(text above in graphic form)

FINANCIAL HIGHLIGHTS
	1






								(graph here)







-------------------------------------------------------------------------------------------------------
in thousands, except per share data,  1991       1992        1993         1994           1995
for the fiscal years ended June 30,
Net sales		        $586,941  $604,454  $664,913  $862,147  $1,170,224
Operating income	              3,385      27,547	    41,255      66,332        87,449
Income (loss) before taxes	           (20,646)      5,893      18,570      42,686        61,157
Net income (loss)		           (19,764)      3,487      11,246      25,664        41,161
Net income (loss) per share              (2.26)         .39          1.04          1.92(1)   2.70(2)
Pro forma net income (loss)
	per share  (3)                      (2.15)         .37            .99          1.83            2.58
Total assets		           359,402   415,909   431,726     680,691      886,872
Long-term debt		           132,809   132,675   175,583     156,577      266,021
Shareholders' equity                      80,781   111,241   111,149     232,021      289,490

				          (1) 1.98 before extraordinary items in 1994.
				          (2) 2.72 before extraordinary items in 1995.
				          (3) Reflects 5% stock dividend declared in
				                August 1995 in all periods.

2


"Fiscal 1995 was  a very good year for Harman."

LETTER FROM THE CHAIRMAN

(picture here) 1995 concludes a three-year program during which we have brought clear purpose to our work. From a fragmented collection of 23 enterprises, three thriving business units have emerged. Each has a singular role to play, but each also illuminates, informs and drives the others.

LETTER FROM THE CHAIRMAN					3

Throughout this letter, I hope to provide insight into the Company's development and a realistic vision of its future_what we have been and what we will become. Our Chief Operating Officer Bernie Girod reviews the financial details of 1995 in his report on page 6.

Group Overview. Through a combination of creative design, unqualified commitment to the mission and a fair element of luck, each of our three operating divisions has positioned itself for dramatic growth. Each is led by an experienced, young executive who, together with Bernie Girod and me, represent the leadership of the company and the key to its future.

The Consumer Group includes three legendary names in the home high fidelity field_JBL, Harman Kardon and Infinity. Another of comparable power will be added when we complete the acquisition of Madrigal
Audio Laboratories early in the new fiscal year. With it, we will add the prestigious Mark Levinson and Proceed lines of U.S. manufactured electronics.

The Professional Group is widely regarded as peerless in the fields of broadcast, recording, musical instrument support and sound reinforcement. Spearheaded by such key brands as Soundcraft, Lexicon, DOD, Studer, JBL and AKG, this Group represents a singular combination of marketing and high technology, particularly in digital signal processing. It is truly the turnkey company in the professional sound field.

The Automotive Group leads the original equipment field for optional, factory installed, premium performance, branded in-car high fidelity systems. With the addition of Becker GmbH in 1995, we have completed a folio of brand names, unrivaled in the industry. Furthermore, last year we added several important new customers (Toyota, Jaguar, Saab, Range Rover and BMW) even as the automakers, with our help, increased by 3 points the percentage of their cars in which our systems were installed.

Becker means more to us than the addition of one of the world's leading radio frequency technology centers. The company is rich with system experience. With Philips, Matsushita and Sony as its partners, Becker has developed a potent, fiber optic bus which will function as the heart of a completely digital multimedia communication system. Becker is a fine example of one operating group within the Company providing technical muscle to another because, without question, the Professional Group will be a prime beneficiary of Becker's special competence in this area.

Digital Transformation. We are leaving the analog world_a vertical world in which governance runs from top down, one in which process is step-by-step, sequential, a chain of hardware boxes, each driving the next.

Now we move into a vivid new era, one that can be characterized as the most important in industry since the dawn of the industrial revolution.
For, make no mistake about it, despite the excessive hyperbole, the digital revolution is for real. Every aspect of life will change, and there are some profound realities for us. The digital world is truly different and transforming. Where analog is vertical, digital is horizontal, multidisciplined, systemic. Where the analog image is the relay race or the stepladder, the digital image is the basketball or soccer team.

4	"Our knowledge of the consumer is more important now than
	  ever..."

In the digital world, the chain of black boxes yields to a system with three characteristic expressions: the user interface, the central processing core, and the technical or hardware interface between the core and the outside world. Where we now sell stand-alone components, we will offer integrated systems. Even as you read these pages, the cost of storage for digital data continues to fall and Digital Signal Processing (DSP) techniques improve the performance and reduce the cost of transmitting data. DSP has also spawned new compression techniques in both the audio and video domains, promising still greater facility and further cost reductions. As we move into Fiscal 1996 and beyond, the products we develop will no longer be defined solely in audio terms.

On Convergence. Digital multimedia technology has application in every corner of our business. The widely heralded confluence of consumer electronics and the computer industry has, in fact, occurred with respect to technology and media. But the most important intersection of these two industries_the market_has not yet seen convergence. Personal computers have not suddenly become so well understood and so easy to use that every consumer can successfully realize their potential. Similarly, the consumer's desire for reliable and readily accessible entertainment devices has not been replaced by an irresistible urge to struggle with DOS commands and Windows configuration files. People still do not expect to "boot up" their stereo systems.

In the near term, convergence in the marketplace will look more like parallel paths. Entertainment capabilities will continue to be added to the personal computer. Consumer electronics products will incorporate new digital technology, driven by multimedia and the digital delivery of entertainment material. But for some time there will remain two distinct markets: one for PC accessories providing audio and video entertainment and the other for traditional consumer electronic products, such as music systems and television, reincarnated as intelligent digital multimedia devices. Our knowledge of the consumer is, therefore, more important now than ever before. I am certain that eventually these paths will coalesce into a new mutant industry, producing products that resemble neither contemporary computer nor consumer electronics products.

New Resources. All of this spells enormous opportunity for our Company. As personal computers begin to offer audio and video performance sufficient to justify their use as serious entertainment platforms, they need more of the products we make today. They will also need new products that capitalize on the intellectual capital we have acquired over the years. As a result, we have formed a new business unit, Harman Interactive, to provide relevant accessories and subsystems to the PC market. These products are provided on an OEM basis to PC makers and are also marketed through leading computer retailers. You will see new JBL and Infinity speakers on multimedia PCs from leading computer makers in the new year.

To accelerate the development of our digital products, we have established the Advanced Technology Center in San Jose, in the heart of the Silicon Valley. This Center will focus on critical digital core technologies such as DSP, data compression, networking, control, digital delivery and software development. The Center will serve all of our companies.

			LETTER FROM THE CHAIRMAN		5

Our Professional companies are particularly well arranged to exploit these developments. Our transducer companies, JBL, AKG and Turbosound, provide the input and output to a system. Our signal processing companies, Lexicon, DOD and BSS, have well developed and still developing expertise in DSP. Our central processing core companies, Soundcraft and Studer, are developing the networking skills that will pull the systems together. We have invested and will continue to invest in activities that generate new digital solutions for old problems. More important, we are generating solutions which will create totally new markets.

Organizational Transformation. As this new digital world, now upon us, requires powerful intellectual and technological resources, it also requires a matching mindset in the management of our business.
Companies which fail to satisfy these fundamentals are doomed to struggle and are likely to fail. The requirement that management itself take on the character of the digital world should not be lightly regarded.

At Harman, we are committed to this dual and mutually reflexive activity. Throughout our three Groups, new products and services are taking on system form_and digital technology is its master. Organizationally we now function in the digital mode. Old lines of authority and function are yielding to multidisciplined teamwork in engineering, production and management.

Although we continue three Operating Groups, there is multiplying inter-connection among them. The voluntary subsuming of the previously autonomous Manufacturing unit within the Consumer Group is an excellent example. Consumer Group engineering resources have, in turn, been put at the service of Harman Interactive, our new PC accessory unit, to develop a line of active loudspeakers for the many computer makers now incorporating progressive audio in their offerings. That same program has led us to examine our traditional twelve-month product development cycle. If two months is the right cycle for the computer field, there is no reason why we cannot make it the right cycle in our Consumer, Professional and Automotive activities.

Operational Change. That same attitude has moved us to review the operating profit percentage we experience across the Company. You will note that in Fiscal 1995, our consolidated operating profit was 7.5%. I have long argued that we must reach 10% before it can be said that we are truly effective. Last December I presented a calendar year-end review to all our management, arguing that we should adjust our target to 15%. I had no thought then that altering the target would automatically improve the actual result, but I felt strongly that we needed a major change in mind-set if we were to effect operating changes which could achieve the new target. I wanted our managers to ask themselves, "How in the world can we ever get there?"

That they have done, and a number of important initiatives have emerged because everyone recognizes that we will not get there doing things the way we have traditionally done them. We have, for example, reviewed the way we distribute our consumer products worldwide and concluded that our company-owned distributing firms in Great Britain, Germany, France and Belgium have served their historic purpose.

					CONTINUED ON PAGE 7

6
picture  here	LETTER FROM THE PRESIDENT

 Fiscal 1995 was a record year for Harman International. Sales increased 36% over 1994 and passed the $1 billion mark, totaling $1,170,224,000. Income before taxes increased 43% to $61.2 million and earnings per share increased 41% to $2.70 per share. In May 1995, the Company increased its quarterly cash dividend from $0.04 per share to $0.05 per share; in August 1995, a 5% stock dividend was declared.

We achieved these results while continuing to build the Company. In early 1995, we acquired Becker GmbH, a leader in the field of automotive radios and electronics, and a key supplier to Mercedes Benz and other German automobile manufacturers. Becker adds a new dimension to the Company, opening the door to substantial product, market and technological opportunities.

The establishment of Harman China, a Hong Kong based joint venture charged with the marketing and distribution of Harman consumer products in Hong Kong and mainland China, was another significant building block. Since its formation in early 1995, results have been most impressive.

The organizational structure of the Company was streamlined and made more effective by the integration of all manufacturing and distribution operations into their respective groups. The simplification of operations has already provoked significant productivity gains.

The balance sheet received considerable attention in Fiscal 1995. In September 1994, we concluded a five-year multi-currency revolving credit agreement with a consortium of leading international banks. The net result was a committed line of credit of $220 million at very attractive rates. Inventory performance improved materially; the increase in sales of $308 million (more than $400 million including the full year effect of the Becker acquisition) was accommodated with no increase in inventories _ in fact, with a modest decrease.

Each of the three key operating Groups achieved significant growth in sales and operating earnings. Consumer Group sales increased 18%. JBL Consumer sales reflected improved aftermarket automotive sales and the success of SoundEffects, a versatile home theater system. Infinity achieved excellent results as it refined its distribution worldwide and introduced many new products including the state-of-the-art "Compositions." Harman Kardon had a most constructive year; sales increased 21% due to the success of its audio/video receiver line.

The Professional Group prospered. Sales increased 37% in total, and 23% excluding the effect of acquisitions. All operating units were profitable, including AKG and Studer which completed their first full year as part of Harman International. Over 100 new products from Professional companies helped to generate the increased sales including JBL's EON sound reinforcement system, the Lexicon PCM80 digital sound effects processor and BSS's Omnidrive, a unique DSP speaker processing system. This Group employs more than 300 engineers, over 60% of whom are engaged in the development of digital products.

Sales at the Automotive Group were up 69%, in large part because of the Becker acquisition; excluding Becker, sales rose 19%. In North America, we supplied audio systems for the new Toyota Avalon. We also introduced Infinity audio systems in the Mitsubishi Galant and Eclipse, Eagle Talon, Plymouth Sebring and Dodge Avenger. In Europe, Harman Kardon audio systems were offered for the first time in Jaguar, Saab and Range Rover.

During the six months of our ownership, Becker launched an aggressive automotive aftermarket program in Europe and Asia, while also developing a North American plan. Engineering was accelerated to support new programs at Mercedes Benz, BMW, Opel and Porsche. Significant productivity programs are now underway to reduce the cost of purchased materials, improve plant efficiencies and reduce overhead costs.

Capital expenditures totaled $55 million in Fiscal 1995. In Fiscal 1996, we expect to spend $75 million. These increases will support new product programs, capacity increases for transducer manufacturing equipment, surface-mount electronic facilities and various cost reduction programs. The Company's capital allocation process ensures that only the projects with the most attractive returns are approved.

We achieved excellent results in Fiscal 1995. More important, we continued to build the Company so that it will continue to deliver good results in Fiscal 1996 and beyond.


 /s/ Bernard A. Girod

Bernard A. Girod
President and Chief Operating Officer

			LETTER FROM THE CHAIRMAN		7

"We're designing ourselves to operate in the digital world..."

Continued from page 5

These company-owned distributing firms provided us with a position in key European markets, which enhanced our ability to know what the markets needed, and encouraged us to be responsive. We will now do better by creating a centralized, European inventory and distribution center while increasing our marketing forces in each of those nations. This change will produce significant inventory reductions in Europe and will move the product from inception to ultimate user through a far more efficient chain. That will, of course, make us more competitive and generate improved margins. Further, the integration of manufacturing into the Consumer Group has ended the cumbersome and costly practice of intercompany transfer pricing.

Emerging Markets. We are serious about designing ourselves to operate in the new digital world and we expect to enhance and enlarge our activities in each of the three Operating Groups. Nowhere will this be more manifest than on the Professional side where our growing abilities in DSP and system design promise far more performance at less cost. We will create totally new markets for our companies by achieving performance those markets could simply not previously afford.

On the Consumer side, we will put the technology at the service of the user for whom better performance and ease of use will be the watch words. Technology must serve consumers, not intimidate them.

Ultimately, we will achieve fully integrated systems within the car: systems which provide navigation, communication, cabin quieting, security and music reproduction with better performance, less weight and lower cost than is possible today.

Historic Competencies. Throughout the Company there are major new projects underway which will lead to innovative new products and services responsive to the digital age. Among them are programs that can set new standards in the broadcast, recording, sound reinforcement and automotive fields. With one very important exception, all will change dramatically over the next three to five years, and we expect to be in the forefront of the revolution.

The dramatic exception is the man/machine interface: the transducer. Regardless of what may happen in multimedia, communication, transportation or signal processing, the input and output devices will continue to be transducers_our historic central competence. Today our transducers take the form of microphones and loudspeakers. They represent the one certain oasis amid what otherwise appears as a turbulent and somewhat unpredictable technological sea. Transducers accounted for almost 60% of our $1.2 billion in sales in fiscal 1995. We could easily sit back and argue that "no matter what goes on in the digital world, everybody will need us and our transducers. Gravity is our ally. Just let the ripe fruit fall."

Instead, understanding how fortunate we are, we will in the course of the next three years multiply our transducer engineering and manufacturing facilities around the world. In Wales, France, Denmark and Austria, in California and Indiana, we now produce over thirty million transducers annually. We intend to double that capacity to respond to surging demand for microphones and loudspeakers in computers, surround sound, automobiles and sound reinforcement systems.

8

The Future. I am justifiably proud of our accomplishments, especially in the past three years. We have grown large, but we are tightly knit. We are profitable and becoming more efficient and more profitable. I enjoy my work and I credit myself with much of the Company's progress over the past years. They have been years of extraordinary effort and considerable success_and they have been truly vitalizing for me. I am in splendid health. I never miss a day's work and virtually never take a holiday. The work and our progress satisfy my needs. Still I must pay attention to mortality and to the odds that declare "this cannot go on forever." Happily, the Company is blessed with young leaders who have developed their still-growing skills right here over the years. They work well with me and, more important, they work well together.

I expect our sales and earnings to continue to grow vigorously over the next three years. I see those years as a crucial time in which we will come to digital maturity and during which we will build a foundation for the next decade. And I see my work as CEO being completed in those three critical years. Then, although I plan to stay as Chairman, I will yield the Chief Executive Officer role because I am confident that Bernie Girod and his colleagues will continue to manage the Company's day to day activities superbly.

T.S. Eliot, the great English poet, asked almost a century ago: "Where is the wisdom lost in knowledge, where is the knowledge lost in information?" I add, "Where is the information lost in data?" We must be vigilant if wisdom, knowledge and information are not to be obscured by the crush of information age data and rhetoric.

For clearly bits and bytes are transforming the very nature of business. Great waves of data are in motion. And powerful new ideas are struggling to come alive. Businesses of all sizes are subject to these forces and are tempted frequently to "just do something." All too often, under pressure to act, that something is an undifferentiated decision which leads to failure.

Navigating change requires the ability to distinguish information from data and knowledge from wisdom. And wisdom is the ultimate key.

I see Harman International as a company with a compass. Having achieved an unusual degree of success in the fields of our engagement, we are now positioned to prosper from extraordinary opportunities in what I think of as "the wisdom business." I know I speak for myself and my colleagues when I say: "We are determined to realize those opportunities fully."



Cordially,


 /s/ Sidney Harman

Sidney Harman
Chairman and Chief Executive Officer
performance
recording and broadcast
soundscaping
audio in motion
audio at home

the journey of sound
Harman products are used at every stage of the sound journey_ in concert, on tour, in the studio, at the movies, in restaurants and stores, in cars and homes_across soundscapes worldwide.

10
Harman branded products serve all audiences associated with live performance...

the musicians, the audio engineers who create the sound mix for the audience and the performers, the recording engineers who creatively preserve the event for release in other media, and the broadcast engineers who transmit the music to listeners in their cars or at home. From an improvisational jazz performance in an intimate cafe or an elaborate, choreographed rock festival in a vast stadium; to a sophisticated, classical concert in a symphonic hall, performers in all genres rely on Harman brands to help them create and preserve great original performances.

AUTOMOTIVE OEM

CONSUMER

PROFESSIONAL

Live on stage.
Versatile JBL EON powered loudspeakers (shown top right) can be used either as stage monitors or as primary speakers. EON speakers and matching mixers respond to an international demand for simple, portable JBL branded sound reinforcement systems.

(picture)
The great musician
Wynton Marsalis

11

(picture here)
Mixed Live.
The performance standards of Soundcraft's front-of-house mixing and stage monitoring equipment are reflected in simpler, cost effective Spirit mixers for use by musicians.

DOD-Digitech signal processors help musicians adjust their audio output on stage, while BSS audio processors help bands adjust their sound to the acoustics of the venue.

(picture here)JBL EON

Recorded live.
Sound engineers use Allen & Heath and Soundcraft mixing consoles to manage the multitude of sound feeds from a live performance.

Studer analog and digital tape machines accurately record each individual sound in the live performance, including single instruments, vocals, room acoustics, audience reaction, and ambiance.
(picture here)

(Logos)	JBL	STUDER	AKG		SPIRIT
Soundcraft	Allen & Heath		DigiTech	BSS	Orban

Live en route.
The JEEP Cherokee/Infinity sound system is acoustically matched to the interior of the vehicle for concert hall sound right off the showroom floor.
(picture here)

Live at home.
Active-tracking tuning circuitry in Harman Kardon FM tuners ensures audiophile-quality reception by eliminating adjacent channel interference. (picture here)

Broadcast live.
Studer broadcast mixing consoles provide studio-quality performance for relaying live performances for radio and TV broadcast.

Broadcast engineers use Orban Optimod FM audio processors to give unique character to their radio stations, to customize audio transmission for the time of day and to apply appropriate processing for live and prerecorded material.

12

(Logos)	AKG		STUDER	dbx		DOD
		Lexicon	Soundcraft

(picture here)
Recording and Editing

AUTOMOTIVE OEM

CONSUMER

PROFESSIONAL

Record and tracklay.
Whether recording original tracks or overdubs to complement a live performance, AKG Acoustics studio microphones and headphones are tools found in the majority of top class professional studios.

Studer digital tape machines and Soundcraft and Studer mixing consoles combine precision electronics and creative flair for professional tracklaying.

Add effects.
For more than two decades, Lexicon digital audio processing equipment has become the choice of musicians and studio engineers. Today, our state-of-the-art software and hardware based solutions are said to have added the "Lexicon Sound" to more than 80% of all commercially released albums.

Eliminate noise.
Signal processing can also enhance specific elements of a recording, add clarity and texture to a track or reduce noise from the mix.
DBX compressor/limiters and other products are studio-standard audio engineering tools.(picture here)

13

Harman products help manage the production process in nearly seven out of every ten studios. From multitrack studios where an artist creates original material or lays down overdubs to enhance a live recording, to editing suites where songwriters compose and arrange with sophisticated analog and digital tools, to mixing rooms where producers orchestrate the final cut from diverse streams of acoustic information, our brands dominate the audio profession. Before any mix is transferred to digital or magnetic tape anywhere in the world today, there is every likelihood that en route the sound was managed by Harman resources.

(picture here)

Review the mix.
Producers mixing music for broadcast will often create a cassette duplicate of work in progress on a high-end consumer deck, such as this Harman Kardon cassette recorder. They will then review the tape under driving conditions on a premium auto sound system such as the Harman ensemble in the Saab 9000, before agreeing on the final mix.

Studer tape machine	(picture here)

(picture here)
Edit tracks.
The Lexicon Opus digital workstation, in use by studios throughout the world, provides digital editing precision in the audio-for-video environment.

Mixdown.
Once the original tracks for an album or the audio tracks of a movie have been recorded, a group of specialized mixdown tools fine-tune the final blend of the recording prior to its release for reproduction and distribution. To create the mix, engineers use Studer or Soundcraft consoles, and Lexicon and DOD-Digitech effects processors, to combine the recorded tracks into the final mix.

Studer Editech's PostTrio turn-key postproduction workstation with VideoMix, brings on-line quality non-linear video recording and playback into the postproduction and broadcast editing suite.

The most important instruments in the mixdown process are the ears of the mix engineers. Audio professionals rely on JBL loudspeakers to reveal all the subtleties.

JBL 4206 near-field studio monitor speakers create a stereo sweet spot within which a producer can fine-tune the nuances of a recording.

The final mix is monitored on powerful UREI studio monitors that are precisely matched to the acoustics of the suite and are intimately familiar to the ears of the mastering engineer.

14

The initial release of much programming occurs in the broadcast medium, a sector where Harman innovation is creating intelligent radio and TV station operations. Harman brands have long been workhorses in broadcast control rooms and production centers. Now Harman's approach to automated media management is generating software-based solutions for broadcasters who are re-engineering for a digital future.

AUTOMOTIVE OEM
(picture here)

PROFESSIONAL
(picture here) Broadcast signal processing.
Orban broadcast sound processing tools equip AM, FM and TV stations to manage every aspect of their broadcast audio. The Orban DSE-7000 digital on-air workstation provides a flexible method of controlling the radio station's output.

Routing and distribution.
To control the program output, Studer Digitec provides both analog and digital routing and distribution systems which meet the most demanding performance standards in the broadcast environment.

Broadcast automation.
Studer Digitec and DAVID radio automation systems provide intelligent, software-based networks for sequencing and distribution of program material in modern broadcast facilities.

Production support.
Versatile, high performance Studer broadcast mixing consoles, used in leading public and private studios around the world, help broadcast engineers to mix voices, music, news feeds, live audio, taped commercials and other source material.

Broadcast audio.
Professional Studer CD players deliver precise, high quality playback even if the disc is flawed, and are equal to the rigorous demands of sustained use in a broadcast environment.
(picture here)

(Logos)	Studer		Orban		David


(picture here)

16


(picture here)

(picture here)

"Production ruled the performance, and the sound quality was nothing short of amazing...when Tim Renwick strummed his acoustic guitar to start `Wish You Were Here,' the strings snapped crisply and clearly, as if he was sitting in his living room in front of the fire."

Joel Selvin
The San Francisco Chronicle
The Pink Floyd `94 World Tour featured a 200-speaker quadraphonic sound system designed by our Turbosound division.

18

Harman shapes the sounds that shape life. We call this soundscaping.

At work, at play, on vacation, when traveling, everywhere, all the time, music and sound complement our daily experiences. And Harman products create soundscapes for more public and private venues of all sizes and types around the world than any other company. Listen to the difference our products make in the soundscapes of premier retailers where you shop. In the museums, stadiums and theme parks you frequent. At restaurants, clubs and cafes around the world or around the corner. Enjoy us in premier concert halls, theaters and music pavilions whenever you travel. Including our appearances on stage with top touring musicians. Experience us in nearly 70% of cinemas built in the last ten years, where JBL is the prime provider of breathtakingly realistic multichannel audio. Sound shapes life. Harman shapes sound.


Hippodrome, London
Planet Hollywood
The Original House of Blues
The Academy of Motion Picture Arts and Sciences
LucasFilm Studios
Monterey Jazz Festival
Disney
Aspen Music Festival
Metropolis, Belgium
Jamz, Indonesia
Radio City Music Hall
Sydney Opera House
Virgin Megastores
Superbowl XXIX
Cineplex Odeon
Mile High  Stadium
Hollywood Bowl
Royal Danish
Cinetropolis
The Kitchen, Dublin
Nordstrom
Village Vanguard
Hard Rock Cafe
Warner Hollywood Studios
Moscow Circus

(picture here)



Wafer-thin JBL titanium dome membranes with diamond-patterned surrounds convert electrical energy into accurate, high frequency sound waves.

20

(picture here)

(logos)		Infinity		JBL		Becker
		Harman/Kardon

AUTOMOTIVE OEM

Aboard fleets worldwide...
Harman designed and factory-installed JBL, Infinity and Harman Kardon systems satisfy consumer demand for car audio performance to match their increasingly sophisticated home systems and are found on board most major automobile lines.

Including Mercedes-Benz.
Becker is the original and continuing provider of radios and head units for Mercedes-Benz and brings technologically advanced radio frequency
(RF) electronics capability to the Harman-Motive team.

(Logos)	Chrysler Corporation		Mercedes-Benz	Ford
		 Mitsubishi		Jaguar		Saab

Harman automotive products help put high fidelity audio in motion

(picture here) JBL at Epcot

Our Harman-Motive products enjoy increasing presence on board new cars sold throughout the U.S., Asia and Europe. Our new Becker
Automotive unit has a long-standing position as the prime supplier of high quality radios and head units for Mercedes-Benz. A force in the fast evolving factory-installed premium sound market, Becker's advanced technology and electronics savvy extend Harman-Motive expertise into RF and navigation. Continued worldwide growth in the automotive audio aftermarket has inspired aggressive product development and marketing initiatives at Harman's legendary automotive brands, Infinity, JBL and Harman Kardon.

CONSUMER

(picture here) Custom installations.
New high-performance, space-efficient JBL GTi loudspeakers employ technologies developed by the Harman Professional Group. New JBL
Speaker-Shop software equips installers to design custom subwoofer enclosures.

Retail aftermarket.
Point-of-sale programs, developed for key retailers this year, highlight the performance story associated with JBL and Infinity. They also demonstrate the dramatic return on investment stores register through focused marketing of our premium brands.

Harman + Disney.
JBL is the featured sponsor of the car audio segment of the electronics exhibit at the Innoventions pavilion of Disney World's Epcot Center in Orlando, Florida.

Direct sales.
Sales of JBL, Infinity and Harman Kardon products at our new Harman Factory Outlet Store in Oxnard, California, put us in direct contact with consumers, whose views we interpret in our products.

(picture here) Consumers demand products that simplify their control of audio at home.

Sophisticated Harman components help manage music and media choices. New product introductions throughout the Harman Consumer
Group reflect a well researched understanding of shifting listening habits and habitats, forward-thinking product architecture and user-centered design. The full integration of Fosgate technology in Harman Kardon Citation products and the acclaimed introduction of the Infinity
Compositions line of home cinema speakers further assert our audiophile preeminence.

OEM (picture here)

Multimedia resources.
New multimedia PCs from the Digital Equipment Corporation PC
Business Unit arrive with Pentium chips inside and JBL loudspeakers on board and are representative of our growing multimedia OEM presence.

CONSUMER (picture here)

Ultimate home cinema.
After attending the 1995 Consumer Electronics Show, Lawrence B.
Johnson of the New York Times wrote, "a critics' consensus might have bestowed Product of the Show on Infinity's new home theater speaker array called Compositions."

Audiophile sound.
The Harman Kardon Citation Series features premier electronics and loudspeakers for music and home cinema sound. Citation AV controllers include the Jim Fosgate-designed 6-axis steering logic, a patented advance in multichannel sound imaging.

Multiroom solutions.
Custom installations by Harman's Phoenix Systems group push the envelope in home audio and video system design, integrate multiroom and multizone products from our AudioAccess division and match media resources to families' habits and habitats.

Lifestyle products.
Small, versatile loudspeakers in the JBL SoundEffects system are ideal for listening to music, include matching home cinema ensembles, and can be easily reconfigured as needs change.

(picture here)		(picture here)

									23
(picture here)

(Logos)	JBL		Harman/Kardon	Infinity
		Citation	Lexicon	AudioAccess
		Phoenix Systems

(picture here)

Audio for video.
The Harman Kardon AVR25 receiver provides remote control for up to four audio and four video sources, versatile amplification configurations and diverse listening options for multichannel music and movies.

Shown above left:
Consumer Group development work for future products includes exploration of intelligent system controllers that will simplify the relationship between individuals and their media systems.



Zone 4 living room surround
Artist	Wynton Marsalis
Title	Live at the Blue L
Track
Digital Broadcast
 <Record>

Today, Harman International includes nearly 8,000 people from 36 companies working in 12 countries worldwide.

(picture here)

North America    46%
South America, Central America, Caribbean   1%


PROFESSIONAL BRANDS
AKG			Microphones, headphones	Austria, India
Allen & Heath		Mixers				Great Britain
BSS Audio		Signal processing		Great Britain
DAVID		Broadcast automation		Germany
dbx			Signal processing		U.S. (Utah)
DOD-Digitech Electronics 	Signal processing	U.S. (Utah)
JBL Professional 	Loudspeakers			U.S. (California)
Lexicon 		Signal processing	U.S.(Massachusetts)
Orban			Radio broadcast		U.S. (California)
Precision Devices 	Loudspeakers			Great Britain
Quested 		Monitor loudspeakers		Great Britain
Soundcraft Electronics Mixers			Great Britain
Spirit by Soundcraft 	Mixers				Great Britain
Studer Digitec 	Broadcast automation		France
Studer Editech 	Editing, storage		U.S. (California)
Studer Professional Audio 	Recording, storage, mixers	Switzerland
Turbosound 		Loudspeakers			Great Britain
UREI			Amplifiers			U.S. (California)

CONSUMER BRANDS
Infinity 		Loudspeakers, car audio	U.S. (California)
JBL 			Loudspeakers, car audio	U.S. (California,
							New York)
Harman Kardon	Electronics			U.S. (California,
							New York)
Pyle			Car audio			U.S. (Indiana)
Concord		Car audio			U.S. (California,
							New York)
AudioAccess		Multiroom components	U.S. (California)
Phoenix Systems	Custom installations		U.S. (California)

									25
1995 Sales Revenue

Sixty percent of our sales take place outside the United States. We do not think in terms of export; rather, we address strategic and emerging markets of the world through an active presence. This map has been drawn to suggest the relative proportion of our present sales in world markets where we are active.

(picture here)Europe  34%
Mid-East Mediterranean  1%
Africa  1%
Asia 16%
Pacific Rim 1%

AUTOMOTIVE OEM BRANDS
Harman Motive complete high fidelity systems for:
Chrysler-Plymouth, Jeep-Eagle, Dodge, Mitsubishi		Infinity
Ford, Lincoln-Mercury					JBL
Toyota								Toyota
BMW, Land Rover, Saab, Jaguar				Harman
								Kardon

Becker Automotive world class radios for:
Mercedes-Benz, BMW, Opel, Porsche			Becker

Consumer Marketing Network
Harman Marketing Asia					Japan,
								Singapore
Harman Marketing China					Hong Kong
Harman Marketing Europe					Denmark
Harman Marketing Intercontinental				Brazil

Consumer Supplemental
Manufacturing Resources
Audax			Transducers, loudspeakers		France
Lydig 			Home loudspeakers			Denmark
Pyle			Car loudspeakers			U.S.
								(Indiana)
Northridge Manufacturing	Transducers, loudspeakers, 	U.S.
				electronics 			(California)

26	Financial Information Table of Contents

Management's Discussion and Analysis of
Financial Condition and Results of Operations			27

Consolidated Financial Statements
	Balance Sheets						30
	Statements of Operations					31
	Statements of Cash Flows					32
	Statements of Shareholders' Equity				33

Notes to Consolidated Financial Statements				34

Independent Auditors' Report					41

Statement of Management Responsibility				42

Shareholder Information						42

Officers and Directors					inside back cover

Annual Meeting					inside back cover

Management's Discussion and Analysis of Financial			27
Condition and Results of Operations

Results of Operations

Net sales for fiscal 1995 increased by 35.7 percent to $1,170.2 million from the fiscal 1994 level of $862.1 million and in fiscal 1994 increased by 29.7 percent from fiscal 1993 sales of $664.9 million. The sales increases for both fiscal 1995 and fiscal 1994 result from the growth of the Professional Group, the Consumer Group and the Automotive OEM
Group.

The sales increase reported by the Professional Group is partially attributable to AKG and Studer, both of which were acquired in the prior year. Studer was acquired January 1, 1994, and thus not represented in the first half last year, and AKG was acquired September 30, 1993, and thus not represented in the first quarter last year. Strong sales of products offered by JBL Professional, Soundcraft and DOD also contributed to the growth. JBL Professional's introduction of EON, a new line of compact sound reinforcement components and systems, was enthusiastically received by the professional audio market. EON shipments began in May against a sizable backlog of customer orders.

Higher sales were reported by the Consumer Group, driven by increases at JBL, Infinity and Harman Kardon. The growth at JBL reflects higher automotive aftermarket sales and the success of the versatile SoundEffects line of home theater products. Infinity reported higher sales in both domestic and international markets. Strong demand for audio/video receiver components contributed to Harman Kardon's fiscal 1995 results.

Automotive OEM Group growth was driven by increased sales volume at Harman Motive and by the acquisition of Becker GmbH, a leading German manufacturer of automotive radios and electronics and a key supplier to Mercedes Benz and other German automobile manufacturers. Becker was acquired effective January 1, 1995. The growth at Harman Motive is attributable to increased shipments of Infinity high fidelity systems for the Jeep Grand Cherokee, higher sales of Ford/JBL premium systems for the Ford Explorer and the success of the new Toyota
Avalon, which offers a high-end audio system supplied by Harman
Motive. Robust sales and earnings growth was also reported by Harman Motive, Ltd., due to sales to new customers Jaguar, Saab and Range Rover.

Overall, the Company's consolidated net sales are not materially impacted by seasonality. However, the first fiscal quarter is usually the weakest due to the July and August holidays in Europe and the Automotive OEM model changeovers. Variations in seasonal demands among end-user markets may cause operating results to vary from quarter to quarter.

The gross profit percentage in fiscal 1995 was 31.1 percent, compared to
31.2 percent in fiscal 1994 and 28.7 percent in fiscal 1993. The gross profit percentage decreased slightly in fiscal 1995 primarily due to the Becker acquisition, which contributed substantially to sales at a gross margin percentage lower than the Company's average. This impact was partially offset by higher margin contribution from the Professional Group, primarily reflecting gains at AKG and DOD, and the favorable effects of operating leverage and product mix at the Automotive OEM Group. The fiscal 1994 increase was primarily due to operating leverage and favorable product mix at the Automotive OEM Group and improvements in manufacturing efficiencies at the Northridge, California and Audax (France) manufacturing operations.

Selling, general and administrative expenses as a percentage of sales were 23.6 percent in fiscal 1995 compared with 23.5 percent in fiscal 1994 and 22.5 percent in fiscal 1993. The slight fiscal 1995 increase in selling, general and administrative expenses as a percentage of sales primarily resulted from higher product development and engineering costs, and costs associated with new marketing and advertising programs intended to promote awareness of the Company's brands.

Operating income as a percentage of net sales was 7.5 percent for fiscal 1995 compared with 7.7 percent for fiscal 1994 and 6.2 percent for fiscal 1993. The decrease for fiscal 1995 resulted from the decrease in gross profit percentage and the slight increase in selling, general and administrative expenses, primarily due to the inclusion

28	Management's Discussion and Analysis of Financial
	Condition and Results of Operations		continued

of Becker. The increase for fiscal 1994 resulted primarily from the increase in gross profit percentage.

Interest expense in fiscal 1995 was $25.3 million compared with $22.1 million in fiscal 1994 and $23.6 million in fiscal 1993. Interest expense increased in fiscal 1995 primarily due to increased levels of average borrowings. Fiscal 1995 average borrowings were $276.6 million compared with $222.8 million in fiscal 1994 and $215.5 million in fiscal 1993. The increase in average borrowings in fiscal 1995 primarily resulted from the Becker acquisition and increased working capital requirements associated with higher sales volumes.

The weighted average interest rate in fiscal 1995 was 9.1 percent, compared with 9.9 percent in fiscal 1994 and 10.9 percent in fiscal 1993. The decrease in average interest rates in fiscal 1995 reflects the refinancing of unsecured lines of credit with a $220 million committed revolving credit facility agreement completed on September 30, 1994.

In fiscal 1995 the Company reported income before income taxes, minority interest and extraordinary item of $61.2 million, compared with $42.7 million in fiscal 1994 and $18.6 million in fiscal 1993.

In fiscal 1995 the Company reported income tax expense of $19.6 million, reflecting an effective tax rate of 32.1 percent. This compares with an income tax expense of $16.2 million and an effective tax rate of
38.1 percent in fiscal 1994. The fiscal 1993 tax provision was $7.3 million with an effective tax rate of 39.4 percent. The effective tax rate for fiscal 1995 is below the U.S. statutory rate primarily due to the restructuring of certain foreign subsidiaries to take advantage of losses which they had incurred. The effective tax rates in the prior years were above the U.S. statutory rate primarily due to higher effective tax rates at the international subsidiaries and state income taxes.

The Company reported extraordinary charges, net of related tax benefits, of $274,000 in fiscal 1995 associated with the early extinguishment of $5.5 million of the 12.0% Senior Subordinated Notes, due August 1,
2002. The Company reported an extraordinary charge, net of a related tax benefit, of $748,000 in fiscal 1994 associated with the early extinguishment of, through an in-substance defeasance, of the 10.08% $25.0 million Senior Notes, Series A, due September 30, 1994.

Net income for fiscal 1995 was $41.2 million, compared with $25.7 million in fiscal 1994 and $11.2 million in fiscal 1993.

In August 1995, the Company declared a special 5 percent stock dividend payable on August 25, 1995, on shares outstanding as of August 11, 1995.

The Company expects continued vigorous growth in its sales and earnings during the next three years. Dr. Sidney Harman, the Company's Chairman and Chief Executive Officer, has indicated that to effect an orderly succession, he plans to retire as Chief Executive Officer at the conclusion of the 1998 fiscal year and to remain as Chairman of the Board of Directors.

Financial Condition

Liquidity and Capital Resources

Harman International primarily finances its working capital requirements through cash generated by operations, the revolving credit facility and normal trade credit.

At June 30, 1995, the Company had outstanding indebtedness under the revolving credit facility of $115.9 million. The indebtedness at June 30, 1995, consists of committed rate loans, which bear interest at the London Interbank Offered Rate of the lending bank plus 0.30 percent, and swing line borrowings, which bear interest at base rates. The revolving credit facility is committed through September 30, 1999.

At June 30, 1995, certain international subsidiaries of the Company maintained unsecured short-term lines of credit of $22.3 million and had outstanding indebtedness thereunder of approximately $17.5 million.

In November 1993, the Company issued 4,025,000 shares of Common
Stock, using the net proceeds of $87.5 million to repay short-term and long-term debt.

Capital expenditures were $54.7 million in fiscal 1995, compared with $40.7 million in fiscal 1994 and $25.6 million in fiscal 1993.
Expenditures in fiscal 1995 and
fiscal 1994 were primarily for new product tooling and machinery and equipment required to increase manufacturing capacity and efficiency.

The Company anticipates capital expenditures of approximately $75 million during the next fiscal year. Firm commitments of approximately $7.1 million existed as of June 30, 1995, for capital expenditures during fiscal 1996. The Company anticipates that a portion of these capital expenditures will be financed through lease financing arrangements.

Net working capital at June 30, 1995, was $257.6 million compared with $215.9 million at June 30, 1994. The increase is primarily due to the repayment of short-term unsecured lines of credit with funds drawn on the five-year revolving credit facility.

Inventories decreased to $236.5 million at June 30, 1995 from $238.1 million at June 30, 1994. Inventories were reduced during the year despite increased sales levels and the addition of Becker, which had $22.0 million of inventory at acquisition, due to the success of the company-wide inventory reduction program.

Excess of cost over fair value of assets acquired increased to $122.5 million at June 30, 1995, from $34.4 million at June 30, 1994. The increase resulted primarily from the acquisition of Becker in February 1995 and the acquisition of the remaining 24 percent of AKG in July 1994.

Shareholders' equity was $289.5 million at June 30, 1995, compared with $232.0 million at June 30, 1994, and $111.1 at June 30, 1993.
Foreign currency translation produced positive adjustments of $5.8 million in fiscal 1995 and $5.5 million in fiscal 1994 with a negative adjustment of $11.9 million in fiscal 1993.

Certain of the Company's subsidiaries may be subject to exchange controls or local bank agreements which may restrict the non-domestic transfer of funds from these subsidiaries.

Acquisitions
In February 1995, the Company acquired Becker GmbH, effective
January 1, 1995, for 9.0 million Deutschmarks (approximately $6.0 million) and up to 400,000 shares of Harman Common Stock and assumed post-acquisition indebtedness of approximately 86 million Deutschmarks (approximately $57.7 million). The Company funded its acquisition of Becker utilizing its revolving credit facility. Becker manufactures and markets automotive OEM and consumer automotive aftermarket electronics.

In July 1994, the Company acquired the remaining 24 percent of AKG for 41.0 million Austrian schillings (approximately $3.7 million).

Effects of Inflation and Currency Exchange Rates
The Company maintains significant assets and operations in Germany, the United Kingdom, France, Denmark, Austria, Switzerland and Japan.
As a result, it has direct and continuing exposure to foreign currency gains and losses. The Company hedges a portion of its foreign currency exposure by incurring liabilities, including bank debt, denominated in the local currency of those countries where its subsidiaries are located.

The subsidiaries of the Company purchase certain products and parts denominated in Japanese yen, German marks, Danish kroner, Austrian schillings, Swiss francs, French francs and U.S. dollars. As a result of its procurement of products in multiple currencies, the Company may be exposed to cost increases relative to local currencies in the markets in which it sells. To mitigate such adverse trends, the Company enters into forward contracts and other hedging activities, as appropriate.

A portion of the Company's revenues and earnings relate to loudspeaker products made in the U.S. and sold abroad. As a result, sales of such products are somewhat dependent on the value of the U.S. dollar relative to other currencies. Any long-term strengthening of the U.S. dollar could have an adverse effect on these sales.

Competitive conditions in the Company's markets may limit its ability to increase the prices of its products in the face of adverse currency movements; however, due to the multiple currencies involved in the Company's business and the netting effect of various simultaneous transactions, the Company's foreign currency positions are partially offsetting.

30	Consolidated Balance Sheets
Harman International Industries, Incorporated and Subsidiaries

						     June 30, 1995 and 1994
					     ($000s omitted except share amounts)
ASSETS					     1995		        1994
						-------------	     ------------
Current assets
    Cash and short-term investments		$   11,252	          9,724
    Receivables (less allowance for doubtful accounts
	of $12,313 in 1995 and $10,241 in 1994)	   264,898	       206,801
    Inventories (note 2)				   236,532	       238,095
    Other current assets				     39,973	         35,202
						-------------	     ------------
Total current assets				   552,655	       489,822
						-------------	     ------------
Property, plant and equipment, net (notes 3, 5 and 6)	   189,823	       138,555
Excess of cost over fair value of assets acquired
	(less accumulated amortization of $8,702
	in 1995 and $6,543 in 1994)		   122,504	         34,360
Other assets					     21,890	         17,954
						-------------	     ------------
Total assets					$ 886,872	        680,691
						-------------	     ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Notes payable/swing lines (notes 4 and 5)		$   27,208	         63,140
    Current portion of long-term debt (note 5)	     13,006	           6,114
    Accounts payable _ trade			     90,755	         91,516
    Accrued liabilities				   148,834	       102,353
    Income taxes payable				     15,288	         10,821
						-------------	     ------------
Total current liabilities				   295,091	       273,944
						-------------	     ------------
Borrowings under revolving credit facility (note 5)	   106,244		  _
Senior long-term debt (note 5)			     50,277	         41,577
Subordinated long-term debt (note 5)		   109,500	       115,000
Other non-current liabilities			     31,199	           8,514
Deferred income					       1,082	           2,372
Minority interest					       3,989	           7,263
Shareholders' equity (notes 5, 7, 8 and 16)
    Preferred stock, $.01 par value. Authorized
	5,000,000 shares; none issued and
	outstanding	 			           _		  _
    Common stock, $.01 par value. Authorized
	50,000,000 shares; issued and
	outstanding 15,461,997 shares in
	1995 and 15,068,027 shares in 1994
	(16,235,096 and 15,821,428 shares,
	respectively, adjusted for stock dividend
	 _ note 16)				          152		151
    Additional paid-in capital			   156,257	       143,144
    Equity adjustment from foreign currency
	translation				      6,157		392
    Retained earnings				   126,924	         88,334
						-------------	     ------------
Total shareholders' equity				   289,490	       232,021
						-------------	     ------------
Commitments, contingencies and subsequent events
	(notes 6, 13, 14 and 16)

Total liabilities and shareholders' equity		$ 886,872	       680,691
 						-------------	     ------------

See accompanying notes to consolidated financial statements.



									94

Consolidated Statements of Operations				31
Harman International Industries, Incorporated and Subsidiaries

				          Years Ended June 30, 1995, 1994 and 1993
			          ($000s omitted except share and per share amounts)
				      1995	      1994	      1993
				---------------	---------------	---------------
Net sales			$ 1,170,224	     862,147	     664,913

Cost of sales			      806,143	     592,985	     474,350
				---------------	---------------	---------------
    Gross profit			      364,081	     269,162	     190,563

Selling, general and
	administrative expenses	     276,632	     202,830	     149,308
				---------------	---------------	---------------
    Operating income		       87,449	       66,332	       41,255

Other expenses (income)
    Interest expense		       25,284	       22,110	       23,566
    Miscellaneous, net		         1,008	         1,536	           (881)
				---------------	---------------	---------------
        Income before income
	taxes, minority
	interest and
	extraordinary item	       61,157	       42,686	       18,570

Income tax expense (note 9)
    Federal			       12,012	       12,589	         2,825
    Foreign and state		         7,630	         3,659	         4,499
				---------------	---------------	---------------
Total income tax expense		       19,642	       16,248	         7,324
				---------------	---------------	---------------
Minority interest			              80	              26	              _
				---------------	---------------	---------------
Income before extraordinary item	       41,435	       26,412	       11,246
Extraordinary item, net of
    income tax effect of $182
    in 1995 and $495 in 1994	           (274)	           (748)	              _
				---------------	---------------	---------------
Net income			$      41,161	       25,664	       11,246
				---------------	---------------	---------------
Income per common share before
    extraordinary item		$         2.72	           1.98	          1.04
Extraordinary item, net of tax	           (.02)	           (.06)	             _
				---------------	---------------	---------------
Net income per common share	$         2.70	           1.92	          1.04
				---------------	---------------	---------------

Weighted average number of
    common shares outstanding	 15,219,194	13,373,497	10,825,608
				---------------	---------------	---------------



Pro forma net income per
    common share (note 16) 	$         2.58	           1.83	            .99
				---------------	---------------	---------------

See accompanying notes to consolidated financial statements.





									95

32	Consolidated Statements of Cash Flows
Harman International Industries, Incorporated and Subsidiaries

				          Years Ended June 30, 1995, 1994 and 1993
							            ($000s omitted)
				        1995	      1994	      1993
				  ---------------	---------------	---------------
Cash flows from operating activities:
    Net income			  $    41,161	      25,664	      11,246
				  ---------------	---------------	---------------
Adjustments to reconcile net income
    to net cash provided by (used in)
    operating activities:
    Depreciation			        40,772	      31,210	      22,959
    Amortization of intangible assets          4,972	        2,342	        1,414
    Amortization of deferred income	         (1,294)	       (1,293)	       (1,294)
Changes in assets and liabilities, net of
    effects from purchase of companies:
Decrease (increase) in:
    Receivables			       (38,053)	     (35,566)	     (12,485)
    Inventories			        23,837	     (56,510)	          (425)
    Other current assets		         (5,150)	       (8,253)	       (2,608)
Increase (decrease) in:
    Accounts payable - trade	       (18,340)	      14,052	          (528)
    Accrued liabilities		       (11,010)	      12,035	        4,415
				  ---------------	---------------	---------------
Total adjustments		  $     (4,266)	     (41,983)	      11,448
				  ---------------	---------------	---------------
Net cash provided by (used in)
    operating activities		  $    36,895	     (16,319)	      22,694
				  ---------------	---------------	---------------
Cash flows from investing activities:
    Proceeds from sale of property,
        plant and equipment		         1,257	        1,418	        2,847
    Payment for purchase of companies,
        net of cash acquired		        (9,457)	        6,852	      (4,697)
    Investments in unconsolidated
        subsidiaries			            _	       (2,500)	            _
    Capital expenditures for property,
        plant and equipment		      (54,654)	     (40,720)	     (25,563)
    Other items, net		           (369)	       (3,637)	       (2,482)
				  ---------------	---------------	---------------
Net cash used in investing activities  $   (63,223)	     (38,587)	     (29,895)
				  ---------------	---------------	---------------
Cash flows from financing activities:
    Net borrowings (repayments)
       under lines of credit		  $  (80,598)	       (8,007)	     (30,084)
    Proceeds from issuance of
       long-term debt		      114,991	        7,559	      76,112
    Repayments of long-term debt	      (11,482)	     (32,309)	     (28,129)
    Proceeds from issuance of
        common stock		             _	      87,488	            _
    Dividends paid to shareholders	        (2,571)	            _	            _
    Proceeds from exercise of stock
       options			         1,751	        2,245	           521
    Net change, foreign currency
        translation			         5,765	        5,475	     (11,859)
				  ---------------	---------------	---------------
Net cash provided by financing
    activities			  $   27,856	      62,451	        6,561
				  ---------------	---------------	---------------
Net increase (decrease) in cash
    and short-term investments	         1,528	        7,545	          (640)
Cash and short-term investments
    at beginning of year		         9,724	        2,179	        2,819
				  ---------------	---------------	---------------
Cash and short-term investments
    at end of year			       11,252	        9,724	        2,179
				  ---------------	---------------	---------------
Supplemental schedule of non-cash
    investing activities:
Fair value of assets acquired	  $  153,071	     138,861	        7,484
Cash paid for the capital stock	        10,610	         1,858	        4,994
				  ---------------	---------------	---------------
Liabilities assumed		  $  142,461	     137,003	        2,490
				  ---------------	---------------	---------------


See accompanying notes to consolidated financial statements.
									96

Consolidated Statements of Shareholders' Equity			33
Harman International Industries, Incorporated and Subsidiaries

				      Years Ended June 30, 1995, 1994, and 1993
							         ($000s omitted)
					    Equity
					 adjustment
		Common       Additional     from foreign 		         Net
		Stock $.01       paid in	   currency         Retained   Shareholders'
		 par value         capital	  translation       earnings	        equity
		-------------     -------------     -------------     -------------     -------------
Balance,
June 30, 1992	$      108            52,933	        6,776	51,424	       111,241
Exercise of stock
    options	            1	   520	            _	      _	              521
Foreign currency
    equity
    adjustment	         _		    _	     (11,859)	      _	        (11,859)
Net income	         _		    _	            _	11,246	         11,246
		-------------     -------------     -------------     -------------     -------------
Balance,
June 30, 1993	$      109            53,453	       (5,083)	62,670	       111,149
Issuance of
    common stock           40            87,448	            _	      _	         87,488
Exercise of stock
    options	            2	2,243	            _	      _	           2,245
Foreign currency
    equity
    adjustment	         _	                  _	        5,475	      _	           5,475
Net income	         _	                  _	            _	25,664	         25,664
		-------------     -------------     -------------     -------------     -------------
Balance,
June 30, 1994	$      151          143,144	           392	88,334	       232,021
Exercise of stock
    options	            1              1,195	            _	      _	           1,196
Tax benefit
    attributable
    to stock option
    plan		         _		   555	            _	      _	              555
Foreign currency
    equity
    adjustment	         _		    _	         5,765	      _	           5,765
Stock to be issued
    for Becker
    acquisition	         _	            11,363	            _	      _	         11,363
Dividends ($.17
    per share)	         _	                  _	            _	 (2,571)	          (2,571)
Net income	         _	                  _	            _            41,161	         41,161
		-------------     -------------     -------------     -------------     -------------
Balance,
June 30, 1995	$      152          156,257	        6,157         126,924	       289,490
		-------------     -------------     -------------     -------------     -------------

34	Notes to Consolidated Financial Statements
Harman International Industries, Incorporated and Subsidiaries

1. Summary of Significant Accounting Policies
Consolidation and Revenue Recognition Principles.

The consolidated financial statements include the accounts of the Company and subsidiaries after the elimination of significant intercompany transactions and accounts.

Revenue is primarily recognized upon shipment of goods.

Where necessary, prior years' information has been reclassified to conform to the 1995 consolidated financial statement presentation.

Inventories. Inventories are valued at the lower of cost or market. Cost is determined principally by the first-in, first-out method.

Property, Plant and Equipment. Property, plant and equipment is recorded at cost or, in the case of capitalized leases, at the present value of the future minimum lease payments.

Depreciation and amortization of property, plant and equipment is provided primarily using the straight-line method over useful lives estimated from 3 to 35 years. Amortization of leasehold improvements is provided by the straight-line method over the estimated useful lives of the assets or the terms of the lease, whichever is shorter.

Income Taxes. The deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the expected reversal of the cumulative temporary differences between the carrying value of assets and liabilities for financial statement and income tax purposes. Deferred income tax expense is measured by the change in the net deferred income tax asset or liability during the year.

The Company accrues, as an expense, income taxes attributable to the undistributed earnings of foreign subsidiaries. Such income taxes are substantially offset by foreign tax credits.

Some non-domestic subsidiaries may be subject to exchange controls or local bank agreements which may restrict transfer of funds from these subsidiaries.

Net Income per Common Share. Net income per common share is based upon the weighted average number of shares outstanding during each period, adjusted for dilutive stock options. Pro forma net income per common share has been presented on the income statement giving effect to the 5 percent stock dividend to stockholders of record as of August 11, 1995, paid on August 25, 1995.

Foreign Currency Translation. Assets and liabilities in foreign functional currencies are translated into U.S. dollars based upon the prevailing currency exchange rates in effect at the balance sheet date. Translation gains and losses are not included in the determination of net income but are accumulated in a separate component of shareholders' equity.

Deferred Income. Deferred income, which arose principally from the sale and leaseback of the Northridge, California property in June 1986, is being amortized as an offset to rental expense over the noncancelable term of the lease.

Excess of Cost over Fair Value of Assets Acquired. The net excess of cost over fair value of assets acquired is being amortized over periods not to exceed 40 years, using the straight-line method. The Company evaluates the recoverability of the intangible assets through comparisons of projected cash flows from the related assets.

Research and Development. Research and development costs are expensed as incurred. The Company's expenditures for research and development were $40,257,000, $22,324,000 and $11,980,000 for the fiscal years ending June 30, 1995, 1994 and 1993, respectively.

2. Inventories
Inventories consist of the following:
June 30 ($000s omitted)		     1995		     1994
					------------		------------
Raw materials and supplies		$   61,988		     66,469
Work in process			     28,412		     20,200
Finished goods and inventory
	purchased for resale		   146,132		   151,426
					------------		------------
Total					$ 236,532		   238,095
					------------		------------

									35
3. Property, Plant and Equipment
Property, plant and equipment is composed of the following:
June 30 ($000s omitted)		     1995		     1994
					------------		------------
Land					$    6,050		      4,140
Buildings and improvements		    80,484		    56,085
Machinery and equipment		  228,468		  188,279
Furniture and fixtures			    32,401		    20,891
					------------		------------
					  347,403		  269,395
Less accumulated depreciation
      and amortization			 (157,580)		 (130,840)
					------------		------------
Property, plant and
      equipment, net			$189,823		  138,555
					------------		------------

4. Notes Payable
At June 30, 1995, the Company had unsecured short-term lines of credit for certain international subsidiaries aggregating $22.3 million with outstanding borrowings of approximately $17.5 million. Interest rates based on various indices ranged from 5.3 percent in Austria to 19.5 percent in India. All other short-term credit lines were cancelled during the year and replaced with the revolving credit facility (see note 5).

The Company utilizes the swing line feature of the revolving credit facility to meet its short-term borrowing requirements. At June 30, 1995, the Company had $9.7 million drawn on its swing lines at base rates in the local countries where the funds were drawn, ranging from 2.4 percent in Japan to 8.3 percent in France.

5. Long-Term Debt
On September 30, 1994, the Company and certain of its subsidiaries entered into a five-year multicurrency revolving credit facility with a group of eleven banks committing $220 million to the Company for cash borrowings and letters of credit. At June, 30, 1995, the Company had borrowings of $115.9 million on the revolving credit facility (including swing line, competitive advance and revolving credit borrowings) and outstanding letters of credit of $9.6 million. The unused credit under the revolving credit facility at June 30, 1995, was $94.5 million. Interest rates, based on the London Interbank Offered Rate of the lending bank plus 0.30 percent, ranged from 1.6 percent in Japan to 7.7 percent in France. The Company is required under the revolving credit agreement to maintain certain financial ratios and meet certain net worth and indebtedness tests.

Additionally, the Company's long-term debt agreements contain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional indebtedness, create restrictions on subsidiary dividends and distributions, limit the Company's ability to encumber certain assets, restrict the Company's ability to issue capital stock of its subsidiaries and allow each holder of the 12.0% notes to require the Company to repurchase such notes above par upon the occurrence of a Change of Control, as defined in the agreements. Under the most restrictive provisions, limited amounts of dividends may be paid as of June 30, 1995.

Interest paid for both short- and long-term borrowings was $23,148,000, $22,443,000 and $18,364,000 during the fiscal years ended June 30, 1995, 1994 and 1993, respectively.

36	Notes to Consolidated Financial Statements		continued
Harman International Industries, Incorporated and Subsidiaries

Long-term debt is composed of the following:
June 30 ($000s omitted)		     1995		     1994
					------------		------------
Series B unsecured senior notes,
    due September 30, 1997,
    interest payments due
    semiannually at 10.4%		$   17,500		    17,500
Senior subordinated notes,
    unsecured, due December 1,
    1998, interest payments due
    semiannually at 11.2%		     45,000		    45,000
Senior subordinated notes,
    unsecured, due August 1,
    2002, interest payments due
    semiannually at 12.0%		     64,500		    70,000
Borrowings under revolving
    credit facility, due September 30,
    1999, with rates ranging from
    1.6% to 7.7% at June 30, 1995	   106,244		          _
Obligations under
    capital leases (note 6)		       9,893		    11,044
Other unsubordinated loans
    due in installments through
    2012, some of which vary with
    the prime rate, bearing interest
    at an average effective rate of
    8.5% at June 30, 1995		     35,890		    19,147
					------------		------------
Total					   279,027		  162,691
Less current installments		    (13,006)		     (6,114)
					------------		------------
Long-term debt			$ 266,021		  156,577
					------------		------------

In fiscal 1995, the Company purchased at a premium $5.5 million of the 12.0% Senior Subordinated Notes, due August 1, 2002. The purchases resulted in extraordinary charges of $274,000, net of related tax benefits, or $.02 per share.

In December 1993, the Company utilized funds from the November
1993 Common Stock offering to purchase United States government securities at a cost of $26.9 million which were deposited irrevocably with PNC Bank, N.A. to satisfy principal and interest payments through the stated maturity on the Company's $25.0 million 10.08% Series A Senior Notes, due September 30, 1994. The debt and accrued interest thereon were removed from the balance sheet in an in-substance defeasance transaction resulting in an extraordinary loss, net of tax benefit, of $748,000.

Long-term debt, including obligations under capital leases, maturing in each of the next five fiscal years ($000s omitted) is as follows:

1996			$   13,006
1997			     14,688
1998			     22,705
1999			     48,544
2000		               109,142
Thereafter		     70,942

6. Leases
The following analysis represents property under  capital leases:
June 30 ($000s omitted)		     1995		     1994
					------------		------------
Capital lease assets			$   14,822		     17,561
Less accumulated amortization	     (4,625)		     (5,271)
					------------		------------
					$   10,197		     12,290
					------------		------------

At June 30, 1995, the Company is liable for the  following minimum lease commitments under terms of noncancelable lease agreements (the operating lease commitments do not reflect the offset of the amortization of deferred income _ note 1):
($000s omitted)		Capital Leases		Operating Leases
				-----------------		--------------------

1996				$	3,229		$	20,980
1997				            2,759		            15,953
1998				            1,903		            14,097
1999				            1,264		            12,221
2000				               823		            11,697
Thereafter			            3,073		            36,974
				-----------------		--------------------

Total minimum lease payments         13,051		$        111,922
							--------------------
Less interest				3,158
				-----------------
Present value of minimum
	lease payments		$	9,893
				-----------------

Operating lease expense, net of deferred income amortization
($1,294,000, $1,293,000 and $1,294,000 for the years ended June 30,
1995, 1994 and 1993, respectively) and subrental income under operating leases having noncancelable terms of greater than

									37
one year for the years ended June 30, 1995, 1994 and 1993 was $21,849,000, $15,677,000 and $11,329,000, respectively.

7. Capital Stock
In fiscal 1994, the total number of shares of capital stock the Company is authorized to issue was increased to 55,000,000, including 5,000,000 shares authorized for $.01 preferred stock and 50,000,000 shares authorized for Common Stock. The rights, preferences and restrictions of the preferred stock, none of which has been issued, will be established by the Board of Directors at the time of issuance.

8. Stock Option Plan
The 1992 Incentive Plan (the 1992 Plan) provides for the grant of stock options, stock appreciation rights in tandem with options, restricted stock and performance units to officers, key employees and consultants of the Company and its subsidiaries. In addition, the 1992 Plan provides for the automatic annual grant of options to the non-officer directors of the Company and for a further automatic grant to such non-officer directors each year in which the Company achieves a specified level of return on consolidated equity.

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

No stock appreciation rights or performance units were outstanding at June 30, 1995. Options to purchase shares of Common Stock have been granted under both the Plans. Options granted are at prices not less than market value on the date of grant and, under the terms of the 1992 Plan, may not be repriced. Options granted pursuant to the 1987 and 1992
Plans generally vest over five years and expire ten years from the date of grant.

Changes in the status of options are summarized as follows:

Years ended June 30		     1995	     1994	     1993
				------------	------------	------------
Balance at beginning of year	   910,750	  625,720	  781,450
Granted			   464,250	  553,500	    63,000
Canceled			    (30,260)	   (85,400)	 (153,810)
Exercised			    (93,970)	 (183,070)	   (64,920)
				------------	------------	------------
Balance at end of year		1,250,770	  910,750	  625,720
				------------	------------	------------
Exercisable stock options	   618,960	  487,545	  278,600
				------------	------------	------------
Price range of options:
Outstanding at end of period	 6.63-38.88	 6.63-33.94	 6.63-20.63
Granted during period		25.13-38.88	19.25-33.94	10.63-16.88
Exercised during period	 6.63-25.63	 6.63-20.63	 6.63-12.63

At June 30, 1995, a total of 5,520 shares of Common Stock were reserved for issuance under the 1987 Plan and 292,250 were reserved for issuance under the 1992 Plan.

38	Notes to Consolidated Financial Statements	continued
	Harman International Industries, Incorporated and Subsidiaries

9. Income Taxes
Income tax expense (benefit) consists of the following:
Years ended June 30		     1995	     1994	     1993
($000s omitted)		------------	------------	------------
Current:
	Federal			$    8,566	    16,716	        554
	State			         923	      1,894	        620
	Foreign		      6,501	      2,246	     4,086
				------------	------------	------------
				    15,990	    20,856	     5,260
				------------	------------	------------
Deferred:
	Federal			      3,446	    (4,127)	     2,271
	State			         206	       (481)	       (207)
				------------	------------	------------
				      3,652	    (4,608)	     2,064
				------------	------------	------------
Total				$  19,642	   16,248	     7,324
				------------	------------	------------

The tax provisions and analysis of effective income tax rates are comprised of the following items:
Years ended June 30		     1995	     1994	     1993
($000s omitted)		------------	------------	------------
Provision for Federal income
    taxes before credits at
    statutory rate		$  21,405	    14,940	     6,314
State income taxes		      1,126	      1,413	        413
Difference between Federal
    statutory rate and foreign
    effective rate		       (999)	     (1,466)	        454
Permanent differences between
    financial and tax accounting
    income			         354	         211	        200
Tax exempt foreign sales
    corporation earnings	       (883)	     (1,136)	       (386)
Change in valuation reserve	     4,204	      1,973	    (1,137)
Losses without (with)
    income tax benefit		    (4,944)	      1,683	     1,466
Federal income tax credits	       (514)	        (250)	          _
Other				       (107)	     (1,120)	          _
				------------	------------	------------
Total				$  19,642	    16,248	     7,324
				------------	------------	------------

Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities and available tax loss carryforwards. The following deferred taxes are recorded:

Assets/(liabilities)
June 30 ($000s omitted)		     1995		     1994
					------------		------------
Inventory costing differences		$    4,950		      2,065
Deferred income			         410		         901
Valuations and other reserves		    12,959		    14,351
					------------		------------
Total gross deferred tax asset		$  18,319		    17,317
Less valuation reserve			     (9,418)		     (4,826)
					------------		------------
Deferred tax asset			$    8,901		    12,491
					------------		------------
Total gross deferred tax liability
    from fixed asset depreciation	     (4,159)		     (3,191)
					------------		------------
Net deferred tax asset			$    4,742		      9,300
					------------		------------

Management believes the results of future operations will generate sufficient taxable income to realize the net deferred tax asset.

The Company acquired loss carryforwards from foreign subsidiary
Becker of approximately 100 million Deutschmarks which do not expire. The effect of these loss carryforwards has not been included in the preceding schedules, and future recognition of associated tax benefits will first be applied to reduce the goodwill of Becker.

The Company acquired loss carryforwards from foreign subsidiaries
AKG and Studer of approximately 250 million Austrian schillings and 70 million Swiss francs, respectively. These loss carryforwards expire within 5 to 7 years from the date incurred, and their effect has not been included in the preceding schedules. Future recognition of tax benefits related to these loss carryforwards will be applied to reduce the goodwill of the associated entity.

Cash paid for Federal, state and foreign income taxes was $12,422,000, $14,095,000 and $4,701,000, during fiscal years ended June 30, 1995,
1994 and 1993, respectively.

10. Business Segment Data
The Company's predominant business is the design, manufacture and distribution of high fidelity audio

									39
products. The Company's activities comprise the domestic and international distribution of products manufactured by the Company and by other manufacturers.

In the domestic and international segments, one customer accounted for approximately 9.5% and 13.7% of consolidated net sales for the years ended June 30, 1995 and 1994. Another customer accounted for 10.5% of consolidated net sales in fiscal 1993.

The following tables show net sales, operating income and other financial information by geographic segment for the years ended June 30, 1995, 1994 and 1993.

The net sales shown below for the United States include export and military sales of $209.5 million, $179.1 million and $154.5 million for the fiscal years ended June 30, 1995, 1994 and 1993, respectively.
Geographic Segmentation
June 30 ($000s omitted)	     1995	     1994	     1993
				-------------	------------	------------
Net sales:
    U.S.				$   784,989	  673,305	  499,254
    International		     502,809	  282,191	  228,052
    Intercompany/
    Interregion			    (117,574)	   (93,349)	   (62,393)
				-------------	------------	------------
Total				$1,170,224	  862,147	  664,913
				-------------	------------	------------
Operating income:
    U.S.				$     81,901	    73,539	    33,479
    International		       20,871	    12,039	    10,330
    Unallocated
    operating expenses		      (15,323)	   (19,246)	     (2,554)
				-------------	------------	------------
Total				$     87,449	    66,332	    41,255
				-------------	------------	------------
Identifiable assets:
    U.S.				$   427,777	  418,840	  295,097
    International		     438,435	  252,360	  122,367
    Corporate 			       20,660	      9,491	    14,262
				-------------	------------	------------
Total				$   886,872	  680,691	  431,726
				-------------	------------	------------

11. Employee Benefit Plans
Under the Retirement Savings Plan, domestic employees may contribute to the Retirement Savings Plan by deferring up to 12.0% of their pretax compensation. With the approval of the Board of Directors, each division may also make a basic contribution equal to 2.0% of a participating employee's salary; a matching contribution of up to 3.0% (50.0% on the first 6.0% of an employee's tax-deferred contribution);
and a profit sharing contribution. Profit sharing and matching contributions vest at a rate of 25.0% for each year of service with the employer, beginning with the third full year of service. Expenses related to the Retirement Savings Plan for the years ended June 30, 1995, 1994 and 1993 totaled $4,152,000, $3,536,000 and $2,556,000, respectively.

The Company also has a Supplemental Executive Retirement Plan
(SERP) that provides normal retirement, preretirement and termination benefits, as defined, to certain key executives designated by the Board of Directors. Expenses related to the SERP for the years ended June 30, 1995, 1994 and 1993 were $875,000, $667,000 and $646,000, respectively.

Additionally, certain of the Company's non-domestic subsidiaries maintain defined benefit pension plans. These plans are not material to the accompanying consolidated financial statements.

12. Fair Value of Financial Instruments
The estimated fair value amounts of the Company's financial instruments have been determined using appropriate market information and valuation methodologies. In the measurement of the fair value of certain financial instruments, quoted market prices were unavailable and other valuation techniques were utilized. These derived fair value estimates are significantly affected by the assumptions used.

Foreign Currency Contracts. The fair value of foreign currency contracts used for hedging purposes is estimated by obtaining quotes from brokers. The cost of foreign currency contracts approximated fair value at June 30, 1995.

Long-Term Debt. Fair values of long-term debt are based on market prices where available. When quoted market prices are not available, fair values are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying value and fair value of long-term debt, excluding obligations under capital leases and unsubordinated loans are $233.2 million and $239.0 million, respectively, at June 30, 1995.

In August 1992, the Company entered into two non-hedge variable interest rate swap agreements. The agreements were terminated six months later and the

40	Notes to Consolidated Financial Statements	continued
	Harman International Industries, Incorporated and Subsidiaries

resulting income of approximately $1.0 million was included in other income in fiscal 1993.

13. Foreign Currency Transactions
The Company enters into foreign exchange contracts as a hedge against transactions denominated in foreign currencies. At June 30, 1995, the Company had contracts maturing through September 1995 to purchase approximately 151,400,000 Japanese yen, 5,760,000 Austrian schillings, and 676,000 British pounds, equivalent to approximately U.S. $3,475,000 at the spot rate on the maturity date. The Company had contracts maturing through June 1996 to purchase approximately U.S. $6,507,000 with 2,917,000 Austrian schillings, 14,296,000 Danish kroner, 4,180,000 German marks, 250,000 British pounds and 28,295,000 Japanese yen at the spot rate on the maturity date. The Company had a contract maturing December 1995 to purchase
1,085,000 British pounds with 2,418,000 German marks at the spot rate on the maturity date. The Company had contracts maturing July 1995 to purchase approximately 23,428,000 Austrian schillings, 6,512,000 Danish kroner and 302,175,000 Japanese yen with 4,500,000 British pounds at the spot rate on the maturity date.

14. Commitments and Contingencies
The Company and its subsidiaries are involved in several legal actions. The results cannot be predicted with certainty; however, management, based upon advice from legal counsel, believes such actions are either without merit or do not represent a potential material liability.

15. Acquisitions
In February 1995, the Company acquired Becker GmbH, a leading
German manufacturer of automotive OEM and automotive aftermarket electronics for consideration of approximately U.S. $6.0 million, up to 400,000 shares of the Company's Common Stock and assumption of post-acquisition indebtedness of approximately U.S. $57.7 million. The purchase was effective January 1, 1995.

In March 1994, the Company acquired Studer Revox AG, a prominent manufacturer of professional recording and broadcast equipment for consideration of approximately U.S. $70.00 and assumption of post-acquisition bank indebtedness of approximately U.S. $16 million. The purchase was effective January 1, 1994.

In September 1993, the Company acquired a 76% interest in AKG, a leading manufacturer of microphones, headphones and other professional audio equipment headquartered in Vienna, Austria for consideration of approximately U.S. $7.00 and assumption of post-acquisition bank indebtedness of approximately U.S. $24.5 million. The Company subsequently acquired the remaining 24% of AKG in July 1994 for consideration of approximately U.S. $3.7 million.

The Becker, AKG and Studer acquisitions were recorded using the purchase method of accounting and the financial statements include their operations from the acquisition date. The related goodwill is being amortized over 40 years using the straight-line method. None of the companies prepared interim consolidated financial statements since all were domiciled in countries where such financial statements were neither customarily prepared nor required. Therefore, interim financial statements needed to prepare pro forma financial statements, giving effect to the acquisitions as of July 1, 1993, are not available and such preparation is not practical. The Company has prepared pro forma financial data assuming the acquisitions occurred on January 1, 1993, based upon the calendar year-ends of the acquired companies and comparable quarterly financial data of the Company. Unaudited pro forma data is presented below:

12 months ended December 31,	     1995		     1994
					--------------		--------------
($000s omitted except per share
 amounts)

Net sales				$ 1,154,297		  1,026,963
Net income before
    extraordinary item			$      38,796		       14,525
Net income				$      38,522		       13,777
Income per share before
    extraordinary item			$	2.58		           1.29
Income per share			$	2.56		           1.22

16. Subsequent Event
In August 1995, the Company declared a 5 percent stock dividend to stockholders of record on August 11, 1995, payable on August 25, 1995.

									41
17. Quarterly Summary of Operations (Unaudited)
The following is a summary of operations by quarter for fiscal 1995 and 1994:


Three months ended:
($000s omitted except share amounts)
FISCAL 1995		   Sep 30	          Dec 31           Mar 31          Jun 30
 			-----------        -----------        -----------       -----------
Net sales		$228,607         288,718         310,493         342,406
Gross profit		$  75,866           90,837           93,895         103,483
Income before
   extraordinary items	$    4,198           12,170           11,372           13,695
Net income		$    4,150           11,944           11,372           13,695
Income per share
   before extraordinary
   items			$        .28                .80                 .75                 .88
Net income per
    common share		$        .28                .79                 .75                 .88
Pro forma net income
   per common share
   (note 16)		$        .27                .75                 .72                 .84

FISCAL 1994
Net sales		$163,661         222,726         222,915         252,845
Gross profit		$  46,792           70,357           72,128           79,885
Income before
   extraordinary items	$    1,044             7,567            8,179             9,622
Net income 		$    1,044             6,819            8,179             9,622
Income per share
   before extraordinary
   items*			$        .10                .59                .55                 .64
Net income per
    common share*	$        .10                .54                .55                 .64
Pro forma net income
    per common share
    (note 16)*		$        .09                .51                .52                 .61

*Quarters do not add to full year for fiscal 1994 due to differences in number of shares outstanding in the quarters.
---------------------------------------------------------
INDEPENDENT AUDITORS' REPORT
The Board of Directors and Shareholders
Harman International Industries, Incorporated:

We have audited the accompanying consolidated balance sheets of Harman International Industries, Incorporated and subsidiaries as of June 30, 1995 and 1994 and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended June 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harman International Industries, Incorporated and subsidiaries as of June 30, 1995 and 1994 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1995 in conformity with generally accepted accounting principles.

Los Angeles, California
 /s/ KPMG Peat Marwick LLP
August 11, 1995

42	Statement of Management Responsibility
Harman International Industries, Incorporated and Subsidiaries

The consolidated financial statements and accompanying information were prepared by, and are the responsibility of, the management of Harman International Industries, Incorporated. The statements were prepared in conformity with generally accepted accounting principles and, as such, include amounts that are based on management's best estimates and judgements.

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

 /s/ Bernard A. Girod
President & Chief Operating Officer


Shareholder Information

Market Price		     Fiscal 1995	         Fiscal 1994	             Fiscal 1993
			  HIGH     LOW         HIGH     LOW         HIGH   LOW
First quarter ended
    September 30		$34.875  $26.125        $21.50  $17.75        $12.75  $9.00
Second quarter ended
    December 31		  38.00	   32.00           29.125  18.875        15.25    9.25
Third quarter ended
    March 31		  42.00      36.375         33.25    27.375        18.25  14.50
Fourth quarter ended
    June 30		  40.50      34.125         31.125  25.125        21.00  16.00


The Common Stock of the Company is listed on the New York Stock
Exchange and is reported on the New York Stock Exchange Composite
Tape under the symbol HAR. As of June 30, 1995, the Company's
Common Stock was held by approximately 221 record holders.

The table above sets forth the reported high and low sales prices of the Company's Common Stock for each quarterly period for fiscal years ending June 30, 1995, 1994, and 1993. The information set forth in the table represents the reported high and low sales prices on the New York Stock Exchange Composite Tape.

The Company paid dividends during fiscal 1995 of $.17 per share, with a dividend of $.04 paid in each of the first three quarters and a dividend of $.05 paid in the fourth quarter. In August 1995 a special 5 percent stock dividend was declared, payable on August 25, 1995.

Corporate Officers

Sidney Harman
Chairman & Chief Executive Officer

Bernard A. Girod
President, Chief Operating Officer & Chief Financial Officer

Jerome H. Feingold
Vice President - Quality

Frank Meredith
Vice President & General Counsel

William S. Palin
Vice President - International Controller

Sandra B. Robinson
Vice President - Financial Operations

Floyd E. Toole
Vice President - Engineering

Group Presidents

Philip Hart
Professional Group

Thomas Jacoby
Consumer Group

Gregory Stapleton
Automotive OEM Group

Advanced Technology Council

Michael Watts
Chairman

Erich Geiger
Vice Chairman

Directors
Sidney Harman
Bernard A. Girod
Shirley Mount Hufstedler
Ann McLaughlin*
Edward H. Meyer
Alan Patricof

Atsushi Suzuki
Counselor to the Executive Committee

Annual Meeting
The annual meeting of shareholders will be held on November 14, 1995, at Chemical Bank, 270 Park Avenue, New York, New York 10017 at
11:00 a.m. EST. A proxy statement was sent to shareholders on or about September 25, 1995, at which time proxies for the meeting were requested.

Registrar and Transfer Agent
Chemical Mellon Shareholder Services
300 South Grand Avenue
Los Angeles, CA 90071
(213) 621-8251

Securities Traded
New York Stock Exchange
Symbol: HAR

Independent Auditors
KPMG Peat Marwick LLP
725 South Figueroa Street
Los Angeles, CA 90017
(213) 972-4000

Corporate Headquarters
1101 Pennsylvania Avenue, NW
Suite 1010
Washington, D.C. 20004
(202) 393-1101

*Effective November 14, 1995.

Design: Fitch, Inc.	Printing:  Daniels Printing
Photography: Page 10: Frank Stewart. Page 15: Peter Rice.  Page 16-17:
Mike Leghby. Page 18 gatefold: John Shotwell.  Page 19 and 22-23:
Tom Wedell.

(picture here)






















Harman International Industries, Incorporated
1101 Pennsylvania Avenue, NW
Suite 1010
Washington, DC  20004
(202) 393-1101