Form 10-K, Exhibit 13
period 1996-06-30
HARMAN INTERNATIONAL INDUSTRIES INC /DE/
filed 1996-09-13
CIK 800459

				EXHIBIT 13.1

FINANCIAL INFORMATION     Table of Contents

Management's Discussion and Analysis of
Financial Condition and Results of Operations...................21

Consolidated Financial Statements

     Balance Sheets................................................................24
     Statements of Operations................................................25
     Statements of Cash Flows...............................................26
     Statements of Shareholders' Equity................................27

Notes to Consolidated Financial Statements.......................28

Independent Auditors' Report.............................................35

Statement of Management Responsibility...........................36

Shareholder Information......................................................36

Officers and Directors.................................inside back cover

Annual Meeting...........................................inside back cover





Except for the historical information contained herein, the matters discussed herein contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including, without limitation, the effect of economic conditions, product demand, competitive products and other risks detailed herein and in the Company's other filings with the Securities and Exchange Commission.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

RESULTS OF OPERATIONS

Net sales for fiscal 1996 increased by 16.4 percent to $1,361.6 million from $1,170.2 million in fiscal 1995 and in fiscal 1995 increased by 35.7 percent from fiscal 1994 sales of $862.1 million. The sales increases for both fiscal 1996 and fiscal 1995 result from the growth of the Consumer Group, the Professional Group and the OEM Group.

Higher sales were reported by the Consumer Group, resulting from increases at Infinity and Harman Kardon and the acquisition of Madrigal Audio Laboratories, Inc. ("Madrigal"), maker of the Mark Levinson and Proceed electronics lines. Infinity reported strong sales in Europe, particularly in Germany, and Harman Kardon achieved robust sales growth due to the success of its new line of audio/video receivers.

The Professional Group produced higher sales for the year. The international success of the EON line of compact, portable sound reinforcement systems generated excellent growth for JBL Professional. Strong demand for the Turbosound line of professional loudspeaker systems and the BSS line of digital signal processors and loudspeaker management systems also contributed.

OEM Group growth was driven by increased sales volume at Harman
Motive and by the contribution of Becker GmbH ("Becker"), which was acquired in February 1995, and thus not represented in the first half last year. The growth at Harman Motive is attributable to increased shipments of Infinity high fidelity systems for the Chrysler Minivan and the Dodge Ram pickup truck, higher sales of Ford/JBL premium systems for the Ford Explorer, and the success of the Toyota Avalon, which offers a high-end audio system supplied by Harman Motive. Excellent sales growth was also reported by Harman Motive, Ltd., due to increased sales to Chrysler in Europe and the introduction of a premium branded Harman
Kardon system for the BMW 3-series. Becker reported good sales to its automotive customers: Mercedes, BMW and Porsche.

The Company discontinued Ford's exclusive automotive OEM use of the JBL brand name and made it available to Toyota, Peugeot and others from whom new commitments have been received beginning in model year 1998. The JBL program for the Ford Explorer will conclude with model year 1997 and for the Lincoln line with model year 1998. The Company believes that this transition will generate increased sales of JBL branded systems to a larger number of automotive manufacturers.

During fiscal 1996, the Company began to design and manufacture branded audio systems and loudspeakers for manufacturers of personal computers. Production of JBL Professional branded speakers for Compaq's new Presario line of personal computers began in the fourth quarter of fiscal 1996.

Overall, the Company's consolidated net sales are not materially impacted by seasonality. However, the first fiscal quarter is usually the weakest due to the July and August holidays in Europe and automotive model changeovers. Variations in seasonal demands among end-user markets may cause operating results to vary from quarter to quarter.

The gross profit percentage in fiscal 1996 was 30.0 percent, compared to
31.1 percent in fiscal 1995 and 31.2 percent in fiscal 1994. The decrease in fiscal 1996 reflects the impact of aggressive pricing in consumer markets to grow market share combined with the inclusion of Becker for a full year. The slight decrease in fiscal 1995 was primarily due to the Becker acquisition, which contributed substantially to sales at a gross margin percentage lower than the Company's average, partially offset by higher margin contribution from the Professional Group and the OEM
Group.

Selling, general and administrative expenses as a percentage of sales were
22.2 percent in fiscal 1996 compared with 23.6 percent in fiscal 1995 and
23.5 percent in fiscal 1994. The decrease in fiscal 1996 selling, general and administrative expenses as a percentage of sales primarily reflects reorganization programs at Studer and Becker.

Operating income as a percentage of net sales was 7.7 percent for fiscal 1996 compared with 7.5 percent for fiscal 1995 and 7.7 percent for fiscal 1994. The increase for fiscal 1996 resulted from the decrease in selling, general and administrative expenses, partially


                                      21
offset by the decrease in gross profit percentage. The decrease for fiscal 1995 resulted from the decrease in gross profit percentage and the increase in selling, general and administrative expenses.

Interest expense in fiscal 1996 was $27.5 million compared with $25.3 million in fiscal 1995 and $22.1 million in fiscal 1994. Interest expense increased in fiscal 1996 due to increased levels of average borrowings. Fiscal 1996 average borrowings were $348.3 million compared with $276.6 million in fiscal 1995 and $222.8 million in fiscal 1994. The increase in average borrowings in fiscal 1996 primarily resulted from the Becker and Madrigal acquisitions, the financing of increased working capital requirements associated with higher sales volumes, and investments in the new OEM audio for computers business. Borrowings decreased significantly in the fourth quarter of fiscal 1996 due to the utilization of proceeds from the Company's May 1996 issuance of 2.3 million common shares to pay down outstanding debt.

The weighted average interest rate in fiscal 1996 was 7.9 percent, compared with 9.1 percent in fiscal 1995 and 9.9 percent in fiscal 1994.
The decrease in average interest rates in fiscal 1996 reflects the increased usage of the Company's $275 million committed revolving credit facility, which bears interest at the London Interbank Offered Rate (LIBOR) plus
0.30 percent.

In fiscal 1996 the Company reported income before income taxes, minority interest and extraordinary item of $75.0 million, compared with $61.2 million in fiscal 1995 and $42.7 million in fiscal 1994.

In fiscal 1996 the Company reported income tax expense of $23.8 million, reflecting an effective tax rate of 31.7 percent. This compares with an income tax expense of $19.6 million and an effective tax rate of
32.1 percent in fiscal 1995. The fiscal 1994 tax provision was $16.2 million with an effective tax rate of 38.1 percent. The effective tax rate for fiscal years 1996 and 1995 is below the U.S. statutory rate due to the restructuring of certain foreign subsidiaries to take advantage of prior years' and current year tax losses and the utilization of tax loss carryforwards at certain foreign subsidiaries. The effective tax rate in fiscal 1994 was above the U.S. statutory rate due to higher effective tax rates for international subsidiaries and state income taxes.

The Company reported no extraordinary charges in fiscal 1996.  The
Company reported extraordinary charges, net of related tax benefits, of $274,000 in fiscal 1995 due to the early extinguishment of $5.5 million of the 12.0% Senior Subordinated Notes, due August 1, 2002. The
Company reported an extraordinary charge, net of a related tax benefit, of $748,000 in fiscal 1994 associated with the early extinguishment, through an in-substance defeasance, of the 10.08% $25.0 million Senior Notes, Series A, due September 30, 1994.

Net income for fiscal 1996 was $52.0 million, compared with $41.2 million in fiscal 1995 and $25.7 million in fiscal 1994.

FINANCIAL CONDITION

Liquidity and Capital Resources

Harman International primarily finances its working capital requirements through cash generated by operations, the revolving credit facility and normal trade credit.

At June 30, 1996, the Company had outstanding indebtedness under the revolving credit facility of $120.9 million. The indebtedness at June 30, 1996, consists of committed rate loans, which bear interest at LIBOR plus
0.30 percent, and swing line borrowings, which bear interest at base rates. In the second quarter of fiscal 1996, the revolving credit facility was amended and increased from $220 million to $275 million and the maturity was extended one year to September 30, 2000.

At June 30, 1996, certain international subsidiaries of the Company maintained unsecured short-term lines of credit of $19.9 million and had outstanding indebtedness thereunder of approximately $13.5 million.

In May 1996, the Company issued 2,300,000 shares of Common Stock, using the net proceeds of $109.1 million to repay short-term and long-term debt.


Capital expenditures were $80.6 million in fiscal 1996, compared with $54.7 million in fiscal 1995 and $40.7 million in fiscal 1994.
Expenditures in fiscal 1996 and fiscal 1995 were primarily for new product tooling and machinery and equipment required to increase manufacturing capacity and efficiency.

The Company anticipates capital expenditures of approximately $90.0 million during the next fiscal year. Firm commitments of approximately $6.7 million existed as of June 30, 1996, for capital expenditures during fiscal 1997. The Company anticipates that a portion of these capital expenditures will be financed through lease financing arrangements.

Net working capital at June 30, 1996 was $377.3 million compared with $257.6 million at June 30, 1995. The increase in working capital primarily results from higher inventory levels associated with increased sales volumes, requirements for new product launches and the acquisition of Madrigal.

Excess of cost over fair value of assets acquired increased to $129.9 million at June 30, 1996, from $122.5 million at June 30, 1995. The increase reflects final acquisition accounting adjustments for Becker and the fiscal 1996 acquisition of Madrigal.

Shareholders' equity was $436.5 million at June 30, 1996, compared with $289.5 million at June 30, 1995, and $232.0 million at June 30, 1994.
The increase in fiscal 1996 reflects the impact of the May 1996 stock offering and fiscal 1996 earnings. Foreign currency translation produced a negative adjustment of $11.1 million in fiscal 1996, due to the strengthening of the U.S. dollar against most other major currencies during the year, and positive adjustments of $5.8 million in fiscal 1995 and $5.5 million in fiscal 1994 were recorded.

ACQUISITIONS

On August 30, 1995, the Company exercised its option to purchase the remaining 80 percent of the issued and outstanding shares of Madrigal, increasing its ownership to 100 percent. Harman paid approximately $9.8 million for the remaining shares and related acquisition costs. Harman funded its acquisition of Madrigal utilizing its revolving credit facility.

In March 1996, the Company settled its remaining consideration due for the acquisition of Becker. The settlement resulted in total consideration paid for the Becker shares of 20.7 million German marks (U.S. $14.2 million) and 220,000 shares of Harman Common Stock and assumption of post-acquisition bank indebtedness of U.S. $57.7 million.

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

The subsidiaries of the Company purchase certain products and parts in Japanese yen, German marks, British pounds, Danish kroner, Austrian schillings, Swiss francs, French francs and U.S. dollars. As a result of its procurement of products in multiple currencies, the Company may be exposed to cost increases relative to local currencies in the markets in which it sells. To mitigate such adverse trends, the Company enters into forward exchange contracts and other hedging activities, as appropriate. Additionally, foreign currency positions are partially offsetting and are netted against one another to reduce exposure.

A portion of the Company's sales relate to products made in the U.S. and sold abroad. As a result, sales of such products are somewhat dependent on the value of the U.S. dollar relative to other currencies. Any long-term strengthening of the U.S. dollar could have an adverse effect on these sales.

Competitive conditions in the Company's markets may limit its ability to increase the prices of its products in the face of adverse currency movements; however, due to the multiple currencies involved in the Company's business and the netting effect of various simultaneous transactions, the Company's foreign currency positions are partially offsetting.



CONSOLIDATED BALANCE SHEETS
Harman International Industries, Incorporated and Subsidiaries
                                                                                         June 30, 1996 and 1995
                                                                   ($000s omitted except share amounts)
ASSETS                                                                       1996                        1995
                                                                               --------------             --------------
Current assets
   Cash and short-term investments                     $          303                     11,252
   Receivables (less allowance for doubtful
      accounts of $9,962 in 1996 and
      $12,313 in 1995)                                                298,110                   264,898
   Inventories (note 2)                                               308,051                   236,532
   Other current assets                                                 45,506                     39,973
                                                                              --------------             --------------
Total current assets                                                   651,970                   552,655
                                                                              --------------             --------------
Property, plant and equipment, net
   (notes 3, 5 and 6)                                                   200,958                   189,823
Excess of cost over fair value of assets
   acquired (less accumulated amortization
    of $12,930 in 1996 and $8,702 in 1995)             129,940                   122,504
Other assets                                                                 13,341                     21,890
                                                                               --------------             --------------
Total assets                                                          $   996,209                   886,872
                                                                               --------------             --------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Notes payable (notes 4 and 5)                          $    26,367                     27,208
   Current portion of long-term debt (note 5)              6,423                     13,006
   Accounts payable                                                 109,565                     90,755
   Accrued liabilities                                                115,168                   148,834
   Income taxes payable                                             17,136                     15,288
                                                                               --------------             --------------
Total current liabilities                                            274,659                   295,091
                                                                               --------------             --------------
Borrowings under revolving credit
   facility (note 5)                                                     107,986                   106,244
Senior long-term debt (note 5)                                  37,125                     50,277
Subordinated long-term debt (note 5)                     109,500                   109,500
Other non-current liabilities                                      29,231                     31,199
Deferred income                                                             372                       1,082
Minority interest                                                             859                       3,989
Shareholders' equity (notes 5 and 7)
   Preferred stock, $.01 par  value.  Authorized
     5,000,000 shares; none issued and outstanding          --                              --
   Common stock, $.01 par value.  Authorized
     50,000,000 shares; issued and outstanding
     18,618,064 shares in 1996 and 16,235,096
     shares in 1995                                                            186                           152
   Additional paid-in capital                                     293,993                   156,257
   Equity adjustment from foreign currency
      translation                                                             (4,906)                      6,157
   Retained earnings                                                 147,204                    126,924
                                                                               --------------             --------------
Total shareholders' equity                                       436,477                   289,490
                                                                               --------------             --------------
Commitments and contingencies
    (notes 6, 12 and 13)
                                                                               --------------             --------------
Total liabilities and shareholders' equity           $   996,209                   886,872
                                                                               --------------             --------------

See accompanying notes to consolidated financial statements.
                                                                            66

CONSOLIDATED STATEMENTS OF OPERATIONS
Harman International Industries, Incorporated and Subsidiaries
                                                            Years ended June 30, 1996, 1995 and 1994
                                               ($000s omitted except share and per share amounts)

                                                                    1996                 1995                 1994
                                                                -------------        -------------        -------------
Net sales                                                $1,361,595        1,170,224            862,147
Cost of sales                                               953,470           806,143            592,985
                                                                -------------        -------------        -------------
    Gross profit                                            408,125           364,081            269,162
Selling, general and administrative
    expenses                                                 302,747           276,632            202,830
                                                                -------------        -------------        -------------
    Operating income                                  105,378             87,449              66,332
Other expenses
  Interest expense                                         27,510             25,284              22,110
  Miscellaneous, net                                       2,844               1,008                1,536
                                                                -------------        -------------        -------------
Income before income taxes,
   minority interest and
   extraordinary item                                    75,024             61,157              42,686

Income tax expense (note 8)
   Federal                                                      14,401             12,012              12,589
   Foreign and state                                        9,349               7,630                3,659
                                                                -------------        -------------        -------------
     Total income tax expense                      23,750              19,642             16,248
     Minority interest                                        (768)                    80                   26
                                                                -------------        -------------        -------------
    Income before extraordinary item          52,042              41,435             26,412
    Extraordinary item, net of income
      tax effect of $182 in 1995 and
      $495 in 1994                                                --                   (274)                (748)
                                                                -------------        -------------        -------------
Net income                                            $    52,042              41,161             25,664
                                                                -------------        -------------        -------------
Income per common share before
   extraordinary item                              $       3.16                  2.60                  1.88
                                                                -------------        -------------        -------------
Extraordinary item, net of tax                        0.00                 (0.02)               (0.05)
                                                                -------------        -------------        -------------
Net income per common share             $       3.16                  2.58                  1.83
                                                                -------------        -------------        -------------
Weighted average number of
     common shares outstanding            16,473,673       15,980,154       14,042,172
                                                                -------------        -------------        -------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Harman International Industries, Incorporated and Subsidiaries
                                                            Years ended June 30, 1996, 1995 and 1994
                                                                                                        ($000s omitted)

                                                                    1996                 1995                 1994
                                                                -------------        -------------        -------------
Cash flows from operating activities:
Net income                                            $    52,042              41,161             25,664
                                                                -------------        -------------        -------------
Adjustments to reconcile net income
   to net cash provided by (used in)
   operating activities:
   Depreciation                                             46,594              40,772             31,210
   Amortization of intangible assets              5,418                4,972                2,342
   Amortization of deferred income             (1,078)             (1,294)             (1,293)
   Deferred income taxes                               7,394                   642                    --
Changes in assets and liabilities, net
   of effects from purchase of
   companies:
Decrease (increase) in:
   Receivables                                             (31,044)           (38,053)           (35,566)
   Inventories                                              (67,646)             23,837            (56,510)
   Other current assets                                  (2,466)              (5,150)             (8,253)
Increase (decrease) in:
   Accounts payable                                     17,960            (18,340)            14,052
   Accrued liabilities                                   (47,564)           (11,010)            12,035
                                                                -------------        -------------        -------------
Total adjustments                                  $   (72,432)             (3,624)           (41,983)
                                                                -------------        -------------        -------------
Net cash provided by (used in)
   operating activities                             $   (20,390)             37,537           (16,319)
                                                                -------------        -------------        -------------
Cash flows from investing activities:
   Payment for purchase of companies,
     net of cash acquired                          $ (18,650)              (9,457)              6,852
   Proceeds from asset dispositions            16,670                 1,257               1,418
   Investments in unconsolidated
     subsidiaries                                                  --                        --                (2,500)
   Capital expenditures for property,
     plant and equipment                            (80,554)             (54,654)          (40,720)
   Other items, net                                         8,689                (1,011)            (3,637)
                                                                -------------        -------------        -------------
Net cash used in investing activities     $ (73,845)             (63,865)          (38,587)
                                                                -------------        -------------        -------------
Cash flows from financing activities:
   Net repayments of lines of credit       $      (936)             (80,598)            (8,007)
   Proceeds from issuance of
     long-term debt                                         5,083             114,991               7,559
   Repayments of long-term debt              (19,236)            (11,482)           (32,309)
   Proceeds from issuance of
     common stock                                     109,069                     --                87,488
   Dividends paid to shareholders               (3,210)              (2,571)                  --
   Effect of stock option program                3,579                 1,751                2,245
   Net change, foreign currency
     translation                                            (11,063)               5,765                5,475
                                                                -------------        -------------        -------------
Net cash flow provided by
     financing activities                           $   83,286              27,856              62,451
                                                                -------------        -------------        -------------
Net increase (decrease) in cash
   and short-term investments                   (10,949)               1,528                7,545
Cash and short-term investments
   at beginning of year                                11,252                9,724                2,179
                                                                -------------        -------------        -------------
Cash and short-term investments
   at end of year                                      $        303             11,252                 9,724
                                                                -------------        -------------        -------------
Supplemental schedule of non-cash
   investing activities:
   Fair value of assets acquired              $   14,650            153,071            138,861
   Cash paid for the capital stock                11,757              10,610                1,858
                                                                -------------        -------------        -------------
   Liabilities assumed                             $     2,893            142,461            137,003
                                                                -------------        -------------        -------------

See accompanying notes to consolidated financial statements.
                                                                            68

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Harman International Industries, Incorporated and Subsidiaries
                                                           Years ended June 30, 1996, 1995 and 1994
                                                                                                        ($000s omitted)

                                                                                   Equity
                                                                                 adjustment
                                      Common     Additional    from foreign                            Net
                                     Stock $.01      paid in          currency       Retained    shareholders'
                                      par value         capital        translation      earnings         equity
                                      -------------    -------------    -------------    -------------    -------------
Balance,
  June 30, 1993             $        109          53,453          (5,083)         62,670        111,149
Issuance of
  common stock                        40          87,448                 --                   --           87,488
Exercise of stock
  options                                      2            2,243                 --                   --             2,245
Foreign currency
  equity adjustment                    --                  --             5,475                  --            5,475
Net income                                --                  --                  --            25,664          25,664
                                      -------------    -------------    -------------    -------------    -------------
Balance,
  June 30, 1994             $        151        143,144               392          88,334        232,021
                                      -------------    -------------    -------------    -------------    -------------
Exercise of stock
  options                                      1            1,195                --                   --              1,196
Tax benefit
  attributable to
  stock option
  plan                                         --                555                 --                   --                 555
Foreign currency
  equity adjustment                   --                   --             5,765                 --              5,765
Stock to be issued
  for Becker
  acquisition                              --           11,363                 --                   --            11,363
Dividends ($.17
  per share)                                --                   --                 --              (2,571)         (2,571)
Net income                               --                   --                 --              41,161         41,161
                                      -------------    -------------    -------------    -------------    -------------
Balance,
  June 30, 1995             $        152        156,257            6,157         126,924       289,490
                                      -------------    -------------    -------------    -------------    -------------
Issuance of
  common stock                        23        109,046                --                    --          109,069
Exercise of stock
  options                                     2             2,467                --                    --              2,469
Tax benefit
  attributable to
  stock option
  plan                                         --             1,110                 --                    --             1,110
Foreign currency
  equity adjustment                   --                   --          (11,063)                --          (11,063)
Final settlement of
  Becker acquisition                   2           (3,429)               --                    --            (3,427)
Stock dividend (5%)                 7           28,542                --             (28,552)               (3)
Dividends ($.20
  per share)                                --                   --                 --              (3,210)         (3,210)
Net income                               --                   --                 --              52,042         52,042
                                      -------------    -------------    -------------    -------------    -------------
Balance,
  June 30, 1996             $        186        293,993          (4,906)        147,204        436,477
                                      -------------    -------------    -------------    -------------    -------------

See accompanying notes to consolidated financial statements.
                                                                            69

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

Where necessary, prior years' information has been reclassified to conform to the 1996 consolidated financial statement presentation.

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

Net income per Common Share. Net income per common share is based upon the weighted average number of shares outstanding during each period, adjusted for dilutive stock options, and gives effect to the 5 percent stock dividend paid on August 25, 1995.

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

Research and Development. Research and development costs are expensed as incurred. The Company's expenditures for research and development were $59,171,000, $40,257,000 and $22,324,000 for the fiscal years ending June 30, 1996, 1995 and 1994, respectively.

Use of Estimates. Estimates and assumptions have been made relating to the reporting of assets and liabilities to prepare the consolidated financial statements in conformity with generally accepted accounting principles. Actual results may differ from those estimates.

Recent Accounting Pronouncements.
In March 1995, the Financial Accounting Standards Board issued SFAS
No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of." SFAS No. 121 provides guidelines for the recognition of impairment losses related to long-term assets and is effective for the Company's fiscal year ending June 30, 1997. The effect of adoption of SFAS No. 121 is expected to be immaterial to the consolidated financial statements of the Company.

                                      28

                                                                            70

In October 1995, the Financial Accounting Standards Board issued SFAS
No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123, which is effective for the Company's fiscal year ending June 30, 1997, encourages (but does not require) adoption of the fair value method of accounting for stock-based compensation plans. The statement requires pro forma disclosures presenting the effect of the fair value method for those entities that do not elect to adopt it. At this time, the Company has not determined whether it will adopt the fair value method.

2.  Inventories

Inventories consist of the following:
June 30 ($000s omitted)                                1996               1995
                                                                    -----------        -----------
Raw materials and supplies                       $  82,638           61,988
Work in process                                             25,029           28,412
Finished goods and inventory
    purchased for resale                                 200,384         146,132
                                                                    -----------        -----------
Total                                                           $308,051         236,532
                                                                    -----------        -----------

3.  Property, Plant and Equipment

Property, plant and equipment are composed
of the following:
June 30 ($000s omitted)                                1996               1995
                                                                    -----------        -----------
Land                                                           $    3,282             6,050
Buildings and improvements                         79,025          80,484
Machinery and equipment                           279,125         228,468
Furniture and fixtures                                    32,716           32,401
                                                                    -----------        -----------
                                                                     394,148         347,403
Less accumulated depreciation
   and amortization                                     (193,190)       (157,580)
                                                                    -----------        -----------
Property, plant and equipment, net           $200,958         189,823
                                                                    -----------        -----------

4.  Notes Payable
At June 30, 1996, the Company had unsecured short-term lines of credit for certain international subsidiaries aggregating $19.9 million with outstanding borrowings of approximately $13.5 million. Interest rates based on various indices ranged from 4.0 percent in Austria to 19.8 percent in India.

The Company utilizes the swing line feature of the revolving credit facility to meet its short-term borrowing requirements. At June 30, 1996, the Company had $12.9 million drawn on its swing lines at base rates in the local countries where the funds were drawn, ranging from 1.6 percent in Japan to 6.5 percent in Canada.

5.  Long-Term Debt
On September 30, 1994, the Company and certain of its subsidiaries entered into a five-year multi-currency revolving credit facility with a group of eleven banks committing $220 million to the Company for cash borrowings and letters of credit. In November 1995, the revolving credit facility was amended and increased from $220 million to $275 million, and the maturity was extended one year to September 30, 2000. At June
30, 1996, the Company had borrowings of $120.9 million on the revolving credit facility (including swing line, competitive advance and revolving credit borrowings) and outstanding letters of credit of $5.4 million. The unused credit under the revolving credit facility at June 30, 1996, was $148.7 million. Interest rates, based on the London Interbank Offered Rate of the lending bank plus 0.30 percent, ranged from 0.8 percent in Japan to 6.2 percent in the United Kingdom. The Company is required under the revolving credit agreement to maintain certain financial ratios and meet certain net worth and indebtedness tests.

Additionally, the Company's long-term debt agreements contain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional indebtedness, create restrictions on subsidiary dividends and distributions, limit the Company's ability to encumber certain assets, restrict the Company's ability to issue capital stock of its subsidiaries and allow each holder


                                      29

                                                                            71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
Harman International Industries, Incorporated and Subsidiaries

of the 12.0% notes to require the Company to repurchase such notes above face upon the occurrence of a Change of Control, as defined in the agreements. The Company must comply with the terms of its long-term debt agreements. Under the most restrictive provisions, limited amounts of dividends may be paid as of June 30, 1996.

Interest paid for both short- and long-term borrowings was $26,675,000, $23,148,000 and $22,443,000 during the fiscal years ended June 30, 1996, 1995 and 1994, respectively.

Long-term debt is composed of the following:
June 30 ($000s omitted)                                      1996              1995
                                                                          -----------        -----------
Series B unsecured senior notes,
   due September 30, 1997, interest
   payments due semiannually at 10.4%         $   17,500          17,500

Senior subordinated notes, unsecured,
   due December 1, 1998, interest
   payments due semiannually at 11.2%              45,000          45,000

Senior subordinated notes, unsecured,
   due August 1, 2002, interest
   payments due semiannually at 12.0%              64,500          64,500

Borrowings under revolving credit
   facility, due September 30, 2000,
   with rates ranging from 0.8% to
   6.2% at June 30, 1996                                    107,986        106,244

Obligations under capital
   leases (note 6)                                                     9,739            9,893

Other unsubordinated loans due
   in installments through 2012,
   some of which vary with the
   prime rate, bearing interest at
   an average effective rate of
   8.6% at June 30, 1996                                      16,309          35,890
                                                                          -----------       -----------
Total                                                                  261,034        279,027
Less current installments                                     (6,423)       (13,006)
                                                                          -----------       -----------
Long-term debt                                               $254,611        266,021
                                                                          -----------       -----------

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

Long-term debt, including obligations under capital leases, maturing in each of the next five fiscal years ($000s omitted) is as follows:

1997                  $   6,423
1998                     24,008
1999                     48,672
2000                       2,938
2001                   109,505
Thereafter            69,488


6.  Leases

The following analysis represents property
under capital leases:
June 30 ($000s omitted)                                      1996              1995
                                                                          -----------        -----------
Capital lease assets                                          $ 14,848           14,822
Less accumulated amortization                           (5,021)          (4,625)
                                                                          -----------        -----------
Net                                                                   $   9,827           10,197
                                                                          -----------        -----------

                                      30

At June 30, 1996, the Company is liable for the following minimum lease commitments under terms of noncancelable lease agreements (the operating lease commitments do not reflect the offset of the amortization of deferred income):

                                                                           Capital          Operating
($000s omitted)                                                  Leases            Leases
                                                                          -----------        -----------
1997                                                                   $ 3,399         $  19,324
1998                                                                      2,674             17,416
1999                                                                      1,894             16,010
2000                                                                      1,363             15,093
2001                                                                         646             12,461
Thereafter                                                              2,320             71,530
                                                                          -----------        -----------
Total minimum lease payments                         12,296         $151,834
less interest                                                          (2,557)        -----------
                                                                          -----------
Present value of minimum
   lease payments                                                $ 9,739
                                                                          -----------

Operating lease expense, net of deferred income amortization ($1,078,000, $1,294,000 and $1,293,000 for the years ended June 30,
1996, 1995 and 1994, respectively) and subrental income under operating leases having noncancelable terms of greater than one year for the years ended June 30, 1996, 1995 and 1994 was $25,871,000, $21,849,000 and
$15,677,000, respectively.

7.  Stock Option Plan

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

No stock appreciation rights or performance units were outstanding at June 30, 1996. Options to purchase shares of Common Stock have been granted under both Plans. Options granted are at prices not less than market value on the date of grant and, under the terms of the 1992 Plan, may not be repriced. Options granted pursuant to the 1987 and 1992
Plans generally vest over five years and expire ten years from the date of grant.


                                      31

                                                                            73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
Harman International Industries, Incorporated and Subsidiaries

Changes in the status of options are
summarized as follows:
Years ended June 30                               1996                   1995                   1994
                                                            -------------          -------------          -------------
Balance at beginning of year              1,250,770              910,750             625,720
Stock Dividend                                        62,550                       --                        --
Granted                                                    95,500              464,250             553,500
Canceled                                                 (78,859)             (30,260)             (85,400)
Exercised                                              (185,878)             (93,970)           (183,870)
                                                            -------------          -------------          -------------
Balance at end of year                        1,144,083           1,250,770             910,750
                                                            -------------          -------------          -------------
Exercisable stock options                      707,716              618,960             487,545
                                                            -------------          -------------          -------------
Price range of options:
Outstanding at end of period            $  6.31-52.50         6.63-38.88         6.63-33.94
                                                            -------------          -------------          -------------
Granted during period                      $36.75-52.50       25.13-38.88       19.25-33.94
                                                            -------------          -------------          -------------
Exercised during period                   $  6.31-37.02         6.63-25.63         6.63-20.63
                                                            -------------          -------------          -------------

At June 30, 1996, a total of 33,484 shares of Common Stock were reserved for issuance under the 1987 Plan and 513,335 were reserved for issuance under the 1992 Plan.

8.  Income Taxes

Income tax expense (benefit)
consists of the following:
Years ended June 30                               1996                   1995                   1994
($000s omitted)                                  -------------          -------------          -------------
Current:
   Federal                                             $   14,281                  8,566                16,716
   State                                                           585                      923                 1,894
   Foreign                                                   8,796                   6,501                  2,246
                                                            -------------          -------------          -------------
                                                                 23,662                 15,990               20,856
                                                            -------------          -------------          -------------
Deferred:
   Federal                                                       120                   3,446                (4,127)
   State                                                            (32)                    206                    (481)
                                                            -------------          -------------          -------------
                                                                        88                   3,652                (4,608)
                                                            -------------          -------------          -------------
Total                                                    $  23,750                 19,642               16,248
                                                            -------------          -------------          -------------


The tax provisions and analysis of
effective income tax rates are
comprised of the following:
Years ended June 30                               1996                   1995                   1994
($000s omitted)                                  -------------          -------------          -------------
Provision for Federal income
   taxes before credits at
   statutory rate                                    $   26,258                21,405                14,940
State income taxes                                        553                  1,126                  1,413
Difference between Federal
   statutory rate and foreign
   effective rate                                         (4,947)                   (999)                (1,466)
Permanent differences
   between financial and tax
   accounting income                                    141                     354                      211
Tax exempt foreign sales
   corporation earnings                             (1,089)                   (883)               (1,136)
Change in valuation allowance                      --                    4,204                  1,973
Losses without (with) income
   tax benefit                                               1,164                 (4,944)                1,683
Federal income tax credits                          (858)                   (514)                  (250)
Other                                                          2,528                    (107)               (1,120)
                                                            -------------          -------------          -------------
Total                                                    $   23,750                19,642               16,248
                                                            -------------          -------------          -------------

Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities and available tax loss carryforwards. The following deferred taxes are recorded:

Assets/(liabilities)                                       1996                   1995
June 30 ($000s omitted)                        -------------          -------------
Inventory costing differences                $   6,284                  4,950
Deferred income                                              --                       410
Valuations and other allowances              15,503                12,959
                                                               -------------          -------------
Total gross deferred tax asset                $ 21,787                18,319
Less valuation allowance                          (9,418)               (9,418)
                                                               -------------          -------------
Deferred tax asset                                  $ 12,369                  8,901
                                                               -------------          -------------
Total gross deferred tax liability
   from fixed asset depreciation                 (7,624)               (4,159)
                                                               -------------          -------------
Net deferred tax asset                            $   4,745                  4,742
                                                               -------------          -------------

                                      32

Management believes the results of future operations will generate sufficient taxable income to realize the net deferred tax asset.

The Company acquired tax loss carryforwards from foreign subsidiaries Becker, AKG and Studer of approximately 100 million German marks, 250 million Austrian schillings and 70 million Swiss francs, respectively. The AKG and Studer tax losses expire within 5 to 7 years from the date incurred. An asset has not been booked to reflect the potential benefit of these carryforwards. Goodwill is reduced, to the extent available, for the benefits related to the utilization of these losses. Goodwill reduction resulting from tax loss carryforward utilization in fiscal 1996 was 4.7 million German marks for Becker and 1.2 million Swiss francs for Studer, and in fiscal 1995 was 0.7 million Swiss francs for Studer.

Cash paid for Federal, state and foreign income taxes was $15,637,000, $12,422,000 and $14,095,000, during fiscal years ended June 30, 1996,
1995 and 1994, respectively.


9. Business Segment Data

The Company's predominant business is the design, manufacture and distribution of high fidelity audio products. The Company's activities comprise the domestic and international distribution of products manufactured by the Company and by other manufacturers.

In the domestic and international segments, one customer accounted for approximately 10.4%, 9.5% and 13.7% of consolidated net sales for the years ended June 30, 1996, 1995 and 1994.

The following tables show net sales, operating income and other financial information by geographic segment for the years ended June 30, 1996, 1995 and 1994.

The net sales shown below for the United States include export and military sales of $259.1 million, $209.5 million and $179.1 million for the fiscal years ended June 30, 1996, 1995 and 1994, respectively.

Geographic Segmentation
Years ended June 30                               1996                   1995                   1994
($000s omitted)                                  -------------          -------------          -------------
Net sales:
   U.S.                                               $    908,111              784,989              673,305
   International                                        635,452              502,809              282,191
   Intercompany/Interregion                  (181,968)           (117,574)             (93,349)
                                                            -------------          -------------          -------------
Total                                                 $ 1,361,595           1,170,224              862,147
                                                            -------------          -------------          -------------
Operating income:
   U.S.                                               $      78,710                 81,901               73,539
   International                                          40,695                20,871                12,039
   Unallocated operating expenses          (14,027)              (15,323)             (19,246)
                                                            -------------          -------------          -------------
Total                                                 $    105,378                 87,449                66,332
                                                            -------------          -------------          -------------
Identifiable assets:
   U.S.                                               $    519,422              427,777              418,840
   International                                        463,466              438,435              252,360
   Corporate                                               13,321                20,660                  9,491
                                                            -------------          -------------          -------------
Total                                                 $    996,209              886,872              680,691
                                                            -------------          -------------          -------------

10. Employee Benefit Plans

Under the Retirement Savings Plan, domestic employees may contribute to the Retirement Savings Plan by deferring up to 12.0% of their pretax compensation. With the approval of the Board of Directors, each division may also make a basic contribution equal to 2.0% of a participating employee's salary; a matching contribution of up to 3.0% (50.0% on the first 6.0% of an employee's tax-deferred contribution); and a profit sharing contribution. Profit sharing and matching contributions vest at a rate of 25.0% for each year of service with the employer, beginning with the third full year of service. Expenses related to the Retirement Savings Plan for the years ended June 30, 1996, 1995 and 1994 totaled
$4,388,000, $4,152,000 and $3,536,000, respectively.

The Company also has a Supplemental Executive Retirement Plan
(SERP) that provides normal retirement, pre-retirement and termination benefits, as defined, to certain key executives designated by

                                      33

                                                                            75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
Harman International Industries, Incorporated and Subsidiaries

the Board of Directors. Expenses related to the SERP for the years ended June 30, 1996, 1995 and 1994 were $214,000, $875,000 and $667,000, respectively.

Additionally, certain of the Company's non-domestic subsidiaries maintain defined benefit pension plans. These plans are not material to the accompanying consolidated financial statements.

11.  Fair Value of Financial Instruments

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

Foreign currency contracts. The fair value of foreign currency contracts used for hedging purposes is estimated by obtaining quotes from brokers. The cost of foreign currency contracts approximated fair value at June 30, 1996.

Long-term debt. Fair values of long-term debt are based on market prices when available. When quoted market prices are not available, fair values are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying value and fair value of long-term debt, excluding obligations under capital leases and unsubordinated loans are $235.0 million and $240.3 million, respectively, at June 30, 1996.

12.  Foreign Currency Transactions

The Company enters into foreign exchange contracts as a hedge against transactions denominated in foreign currencies. At June 30, 1996, the Company had contracts maturing through December 1996 to purchase and sell the equivalent of approximately $25.5 million of various currencies.

13.  Commitments and Contingencies

The Company and its subsidiaries are involved in several legal actions. The results cannot be predicted with certainty; however, management, based upon advice from legal counsel, believes such actions are either without merit or do not represent a potential material liability.

14.  Acquisitions

On August 30, 1995, the Company exercised its option to purchase the remaining 80 percent of the issued and outstanding shares of Madrigal, increasing its ownership to 100 percent. Harman paid approximately $9.8 million for the remaining shares and related acquisition costs. The acquisition would not significantly affect prior years' results.

In February 1995, the Company acquired Becker, a German manufacturer of automotive OEM and automotive aftermarket electronics. Final settlement of the transaction in March 1996 resulted in total consideration paid for the Becker shares of approximately U.S. $14.2 million and 220,000 shares of Harman Common Stock and assumption of post-acquisition bank indebtedness of approximately U.S. $57.7 million.

In March 1994 the Company acquired Studer, a manufacturer of professional recording and broadcast equipment, for consideration of approximately U.S. $70.00 and assumption of post-acquisition bank indebtedness of approximately U.S. $16 million.

In September 1993, the Company acquired a 76% interest in AKG, a manufacturer of microphones, headphones and other professional audio equipment headquartered in Vienna, Austria, for consideration of approximately U.S. $7.00 and assumption of post-acquisition bank indebtedness of approximately U.S. $24.5 million. The Company subsequently acquired the remaining 24% of AKG in July 1994 for consideration of approximately U.S. $3.7 million.


                                      34

15.  Quarterly Summary of Operations (Unaudited)

The following is a summary of operations by quarter for fiscal 1996 and 1995:

Three months ended:
($000s omitted except per share amounts)

Fiscal 1996                                                 Sept 30           Dec 31           Mar 31           Jun 30
Net sales                                                    $300,474        348,669          339,339         373,113
Gross profit                                               $  89,486        107,915          103,430         107,294
Income before extraordinary items           $   5,904           15,462            13,887           16,789
Net income                                                $   5,904           15,462            13,887           16,789
Income per share before
     extraordinary items*                            $        .36                .95                  .86                 .97
Net income per common share*               $        .36                .95                  .86                 .97

*Quarters do not add to full year for fiscal 1996 due to differences in number of shares outstanding in the quarters.

Fiscal 1995

Net sales                                                    $228,607        288,718          310,493         342,406
Gross profit                                               $  75,866          90,837            93,895         103,483
Income before extraordinary items           $   4,198           12,170            11,372           13,695
Net income                                                $   4,150           11,944            11,372           13,695
Income per share before
     extraordinary items                              $        .27                .77                  .72                 .84
Net income per common share                 $        .27                .75                  .72                 .84

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS
HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED:

We have audited the accompanying consolidated balance sheets of Harman International Industries, Incorporated and subsidiaries as of June 30, 1996 and 1995 and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harman International Industries, Incorporated and subsidiaries as of June 30, 1996 and 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1996 in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP

Los Angeles, California
August 15, 1996

                                      35

                                                                            77

STATEMENT OF MANAGEMENT RESPONSIBILITY
Harman International Industries, Incorporated and Subsidiaries

The consolidated financial statements and accompanying information were prepared by, and are the responsibility of, the management of Harman International Industries, Incorporated. The statements were prepared in conformity with generally accepted accounting principles, and, as such, include amounts that are based on management's best estimates and judgements.

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


 /s/ Bernard A. Girod
Bernard A. Girod
President, Chief Operating Officer and Chief Financial Officer


Shareholder Information

Market Price                             Fiscal 1996             Fiscal 1995               Fiscal 1994
                                               High       Low          High       Low            High       Low
                                              ------------------         ------------------          ------------------
First quarter ended
    September 30                   $ 49.75    35.596     $ 33.334    24.048     $ 20.953    16.548
Second quarter ended
    December 31                      48.875   39.75          36.191    30.477        27.858    17.977
Third quarter ended
    March 31                            41.25     32.00          40.001    34.048        32.024    25.953
Fourth quarter ended
    June 30                               56.50     37.375        39.048    32.382        29.763    23.334

The Common Stock of the Company is listed on the New York Stock
Exchange and is reported on the New York Stock Exchange Composite
Tape under the symbol HAR.  As of June 30, 1996, the Company's
Common Stock was held by approximately 214 record holders.

The table above sets forth the reported high and low sales prices of the Company's Common Stock, as reported on the New York Stock
Exchange, for each quarterly period for fiscal years ended June 30, 1996, 1995 and 1994.

The Company paid dividends during fiscal 1996 of $.20 per share, with a dividend of $.05 paid in each of the four quarters. In August 1995, a special 5 percent stock dividend was paid.


                                      36

                                                                            78

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

Frank Meredith
Vice President & General Counsel

William S. Palin
Vice President - International Controller

Sandra B. Robinson
Vice President - Financial Operations

Floyd E. Toole
Vice President - Engineering

GROUP PRESIDENTS

Philip Hart
Professional Group

Thomas Jacoby
Consumer Group

Gregory Stapleton
OEM Group


Advanced Technology Council
Michael Watts
Chairman
Erich Geiger
Vice Chairman


High-End Council
Sanford Berlin
Chairman

Cover photograph shot on location at the Levine School of Music, Washington, D.C. with young music students: Timothy Abbondelo, Jackie Garlock, Scott Geiser, Mecca Hayes, and Chris Johnson.


DIRECTORS
Bernard A. Girod
Sidney Harman
Shirley Mount Hufstedler
Ann McLaughlin
Edward H. Meyer


Annual Meeting
The annual meeting of shareholders will be held on November 13, 1996, at Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017 at
11:00 a.m. EST. A proxy statement was sent to shareholders on or about September 18, 1996, at which time proxies for the meeting were requested.

Registrar and Transfer Agent
ChaseMellon Shareholder Services
15821 Ventura Boulevard
Encino, CA  91436
(818) 971-4751


Securities Traded
New York Stock Exchange
Symbol:  HAR


Independent Auditors
KPMG Peat Marwick LLP
725 South Figueroa Street
Los Angeles, CA  90017
(213) 972-4000


Corporate Headquarters
1101 Pennsylvania Avenue, NW
Suite 1010
Washington, DC  20004
(202) 393-1101

Design:  Fitch Inc.
Photography:  John Shotwell
Photograph facing AKG microphone:  Frank Stewart
Photograph with President Clinton:  Fancher Murray

Except for the historical information contained in this Annual Report, the matters discussed herein contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including, without limitation, the effect of economic conditions, product demand, competitive products and other risks detailed herein and in the Company's other filings with the Securities and Exchange Commission.
                                                                            79

(BACK COVER OF ANNUAL REPORT)











(PICTURE HERE)




















                            (Harman International logo here)
                  Harman International Industries, Incorporated
1101 Pennsylvania Avenue, NW, Suite 1010, Washington,DC 20004
                                        (202) 393-1101
                                                                            80