Form 10-K405, Exhibit 13
period 1997-06-30
HARMAN INTERNATIONAL INDUSTRIES INC /DE/
filed 1997-09-16
CIK 800459

				EXHIBIT 13.1

Financial Information Table of Contents


Management's Discussion and Analysis of
Financial Condition and Results of Operations             31

Statement of Management Responsibility                    35

Independent Auditor's Report                              35

Consolidated Financial Statements

     Balance Sheets                                       36
     Statements of Operations                             37
     Statements of Cash Flows                             38
     Statements of Shareholders' Equity                   39

Notes to Consolidated Financial Statements                40

Shareholder Information                                   48

Officers and Directors                              inside back cover

Annual Meeting                                        inside back cover




Except for historical information contained herein, the matters discussed herein contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including without limitation, the effect of economic conditions, product demand, currency exchange rates, competitive products and other risks detailed herein and in the Company's other filings with the Securities and Exchange Commission.


                                            30

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations

Net sales for fiscal 1997 increased by 8 percent to $1.474 billion from $1.362 billion in fiscal 1996 and in fiscal 1996 increased by 16 percent from fiscal 1995 sales of $1.170 billion. Exclusive of currency effects, fiscal 1997 sales increased 12 percent over the prior year. The sales increases for both fiscal 1997 and fiscal 1996 result from the growth of the Consumer Group, the Professional Group and the OEM Group.

The Consumer Group had good sales growth in a difficult market environment. JBL, Infinity and Harman Kardon reported record sales for the year driven by gains in Europe and North America. Sales for the year include shipments of JBL branded loudspeakers for Compaq's
Presario line of personal computers.

The Professional Group reported modestly higher sales for the year. Vigorous cinema installation activity contributed to a 20 percent sales increase for JBL Professional, our largest professional audio company. Harman Music Group and Lexicon also reported record sales. Studer and AKG sales were off from prior year levels, primarily due to currency effects.

The OEM Group produced good results. Shipments of high fidelity systems to the automakers increased over the prior year, reflecting the addition of new models, including the Toyota Camry, two new
Mitsubishi platforms and European production models of the Jeep
Grand Cherokee and the Chrysler Minivan. Becker reported good sales to its major automotive customers: Mercedes, BMW and Porsche. Sales to BMW and Porsche increased 80 percent and 65 percent, respectively, over the prior year. OEM Group sales in the fourth quarter of fiscal 1997 were negatively affected by the strike at Chrysler's Mound Road engine plant.

The Company discontinued Ford's exclusive use of the JBL brand name and made it available to Toyota and others from whom commitments have been received beginning in model year 1998. The JBL program for the Ford Explorer concluded with model year 1997 and the Lincoln/JBL program is scheduled to conclude with model year 1998.



Overall, the Company's consolidated net sales are not materially impacted by seasonality. However, the first fiscal quarter is usually the weakest due to the July and August holidays in Europe and automotive model changeovers. Variations in seasonal demands among end-user markets may cause operating results to vary from quarter to quarter.

The gross profit percentage in fiscal 1997 was 28.5 percent, compared to 30.0 percent in fiscal 1996 and 31.1 percent in fiscal 1995. The decrease in fiscal 1997 primarily resulted from an increase in Consumer Group sales as a percent of total sales and pricing pressures on the Consumer Group in a difficult market environment. The decrease in fiscal 1996 was due to aggressive pricing in consumer markets to build market share combined with the inclusion of Becker for a full year.

Selling, general and administrative expenses as a percentage of sales were 21.6 percent in fiscal 1997, compared with 22.2 percent in fiscal 1996 and 23.6 percent in fiscal 1995. The decrease in fiscal 1997 selling, general and administrative expenses as a percentage of sales primarily resulted from a reduction in general and administrative costs at Becker due to reorganization programs and lower corporate general and administrative expenses. The decrease in fiscal 1996 selling, general and administrative expenses as a percentage of sales was due to reorganization programs at Studer and Becker.


                                            31

Management's Discussion and Analysis of Financial Condition and Results of Operations continued

Operating income as a percentage of net sales was 6.9 percent for fiscal 1997, compared with 7.7 percent for fiscal 1996 and 7.5 percent for fiscal 1995. The fiscal 1997 decrease resulted from the lower gross profit margin percentage discussed above. The increase for fiscal 1996 was driven by lower selling, general and administrative expenses, partially offset by the decrease in gross profit percentage.

Interest expense in fiscal 1997 was $23.6 million, compared with $27.5 million in fiscal 1996 and $25.3 million in fiscal 1995. Interest expense decreased in fiscal 1997 due to lower average borrowings and lower average interest rates. Fiscal 1997 average borrowings were $317.9 million, compared with $348.3 million in fiscal 1996 and $276.6 million in fiscal 1995. Fiscal 1997 average borrowings decreased due to the May 1996 secondary stock offering, partially offset by increased working capital requirements, capital expenditures and the January 1997 retirement of 220,000 shares of common stock.

The weighted average interest rate in fiscal 1997 was 7.4 percent, compared with 7.9 percent in fiscal 1996 and 9.1 percent in fiscal 1995. The decrease in average interest rates in fiscal 1997 results from lower interest rates in Europe and a decrease in the percentage of borrowings under the revolving credit facility drawn in U.S. dollars, which generally carry higher interest rates than borrowings in European currencies and Japanese yen. Also, the interest rate on the revolving credit facility was reduced in fiscal 1997 from LIBOR plus 0.30 percent to LIBOR plus 0.25 percent due to the Company's achievement of certain financial performance criteria.

In fiscal 1997 the Company reported income before income taxes, minority interest and extraordinary item of $77.9 million, compared with $75.0 million in fiscal 1996 and $61.2 million in fiscal 1995.

In fiscal 1997 the Company reported income tax expense of $23.0 million, reflecting an effective tax rate of 29.5 percent. This compares with an income tax expense of $23.8 million and an effective tax rate of
31.7 percent in fiscal 1996. Fiscal 1995 tax expense was $19.6 million with an effective tax rate of 32.1 percent. The effective tax rates for fiscal years 1997, 1996, and 1995 were below the U.S. statutory rate due to the restructuring of certain foreign subsidiaries to realize the benefit of current tax losses and the utilization of tax loss carryforwards at certain foreign subsidiaries.

The Company reported no extraordinary charges in fiscal 1997 and fiscal 1996. The Company reported extraordinary charges, net of related tax benefits, of $274,000 in fiscal 1995 due to the early extinguishment of $5.5 million of the 12.0% Senior Subordinated Notes, due August 1, 2002.

Net income for fiscal 1997 was $54.8 million, compared with $52.0 million for fiscal 1996 and $41.2 million for fiscal 1995.


Liquidity and Capital Resources

Harman International primarily finances its working capital requirements through cash generated by operations, the revolving credit facility and normal trade credit.

At June 30, 1997, the Company had outstanding indebtedness under the revolving credit facility of $151.1 million, outstanding letters of credit of $2.9 million and unused


                                            32

                                                        84
credit thereunder of $121.0 million. The indebtedness at June 30, 1997, consists of committed rate loans, which bear interest at LIBOR plus
0.25 percent, and swing line borrowings, which bear interest at base rates. In the second quarter of fiscal 1996, the revolving credit facility was amended and increased from $220 million to $275 million. In June
1997, the maturity date was extended by two years to September 30, 2002, and certain financial covenants were amended or deleted.

At June 30, 1997, certain international subsidiaries of the Company maintained unsecured short-term lines of credit of $16.6 million and had outstanding indebtedness thereunder of approximately $7.6 million.

In May 1996, the Company issued 2,300,000 shares of Common Stock, using the net proceeds of $109.1 million to repay short-term and long-term debt.

Capital expenditures were $68.4 million in fiscal 1997, compared with $80.6 million in fiscal 1996 and $54.7 million in fiscal 1995.
Expenditures in fiscal 1997 and fiscal 1996 were primarily for new product tooling and machinery and equipment required to increase manufacturing capacity and efficiency.

The Company anticipates capital expenditures of approximately $85.0 million during the next fiscal year. Firm commitments of approximately $11.0 million existed as of June 30, 1997, for capital expenditures during fiscal 1998. The Company anticipates that a portion of these capital expenditures will be financed through lease financing arrangements.

Net working capital at June 30, 1997 was $428.1 million, compared with $377.3 million at June 30, 1996. The increase in working capital primarily results from higher inventory and receivable levels associated with increased sales volumes and lower accounts payable and accrued liabilities.

Excess of cost over fair value of assets acquired decreased to $109.6 million at June 30, 1997, from $129.9 million at June 30, 1996. The decrease reflects the annual amortization, translation effects on certain foreign currency denominated balances, realization of unrecorded deferred tax assets at Becker and the write-off of balances associated with businesses disposed of during fiscal 1997.





Shareholders' equity was $466.8 million at June 30, 1997, compared with $436.5 million at June 30, 1996, and $289.5 million at June 30, 1995. The increase in fiscal 1997 primarily results from fiscal 1997 earnings partially offset by the retirement of 220,000 shares of Common Stock and negative adjustments from foreign currency translation. The increase in fiscal 1996 reflects the impact of the May 1996 stock offering and fiscal 1996 earnings. Foreign currency translation produced a negative adjustment of $11.3 million in fiscal 1997 due to the strengthening of the U.S. dollar against most other major currencies during the year. A negative adjustment of $11.1 million was recorded in fiscal 1996 and a positive adjustment of $5.8 million was recorded in fiscal 1995.

On July 1, 1997, the Company issued $150.0 million of 7.32% Senior Notes, due July 1, 2007. The proceeds were used to call the remaining $63.75 million 12.0% Senior Subordinated Notes on August 1, 1997, at a premium of 6% ($3.825 million) and to repay certain other debt, including borrowings under the revolving credit facility.


                                            33

Management's Discussion and Analysis of Financial Condition and Results of Operations continued

The Company's cash generated by operations, as well as the unused credit under the revolving credit facility and the 7.32% Senior Notes discussed above, should provide sufficient available funds to meet the Company's working capital, capital expenditure, dividend and debt service requirements for the foreseeable future.


Effects of Inflation and Currency Exchange Rates

The Company maintains significant assets and operations in Germany, the United Kingdom, Denmark, Austria, Switzerland, France and Japan.
As a result, it has direct and continuing exposure to foreign currency gains and losses. The Company hedges a portion of its foreign currency exposure by incurring liabilities, including bank debt, denominated in the local currency of those countries where its subsidiaries are located.

The subsidiaries of the Company purchase certain products and parts in Japanese yen, German marks, British pounds, Danish kroner, Austrian schillings, Swiss francs, French francs and U.S. dollars. As a result of its procurement of products in multiple currencies, the Company may be exposed to cost increases relative to local currencies in the markets to which it sells. To mitigate such adverse trends, the Company enters into forward exchange contracts and other hedging activities, as appropriate. Additionally, foreign currency positions are partially offsetting and are netted against one another to reduce exposure.

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




Recent Accounting Pronouncements

New accounting pronouncements SFAS No. 128, "Earnings Per Share,"
SFAS No. 130, "Reporting Comprehensive Income," and SFAS No.
131, "Disclosure about Segments of an Enterprise and Related
Information," are discussed in footnote 1 to the consolidated financial statements, "Summary of Significant Accounting Policies."


                                            34

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

Oversight of management's financial reporting and internal accounting control responsibilities is exercised by the Board of Directors through the audit committee which consists solely of outside directors. The committee meets periodically with financial management and the independent auditors to ensure that each is meeting its responsibilities and to discuss matters concerning auditing, accounting control and financial reporting. The independent auditors have free access to meet with the audit committee without management's presence.


 /s/ Bernard A. Girod                 /s/ Frank Meredith
Bernard A. Girod                      Frank Meredith
President and Chief                   Vice President - Finance &
Operating Officer                     Administration and Chief
                                      Financial Officer

---------------------------------------------------------------------
Independent Auditor's Report

The Board of Directors and Shareholders of Harman International
Industries, Incorporated:

We have audited the accompanying consolidated balance sheets of Harman International Industries, Incorporated and subsidiaries as of June 30, 1997 and 1996 and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harman International Industries, Incorporated and subsidiaries as of June 30, 1997 and 1996 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1997 in conformity with generally accepted accounting principles.


 /s/ KPMG Peat Marwick LLP
Los Angeles, California
August 20, 1997


                                            35

Consolidated Balance Sheets
Harman International Industries, Incorporated and Subsidiaries

                                                    June 30, 1997 and 1996
                                       ($000s omitted except share amounts)
Assets                                             1997              1996
                                             ------------      ------------
Current assets
Cash and cash equivalents
Current assets
   Cash and cash equivalents                 $    4,230               303
   Receivables (less allowance for
      doubtful accounts of $9,116 in 1997
      and $9,962 in 1996)                       306,230           298,110
   Inventories (note 2)                         320,102           308,051
   Other current assets                          48,737            45,506
                                             -----------       -----------
Total current assets                            679,299           651,970
                                             -----------       -----------
Property, plant and equipment,
   net (notes 3, 5 and 6)                       207,947           200,958
Excess of cost over fair value of assets
   acquired (less accumulated amortization
   of $16,085 in 1997 and $12,930 in 1996)      109,606           129,940
Other assets                                     17,402            13,341
                                             -----------       -----------
Total assets                                 $1,014,254           996,209
                                             -----------       -----------
Liabilities and Shareholders' Equity
Current liabilities
   Short-term borrowings (notes 4 and 5)     $   15,808            26,367
   Current portion of long-term debt (note 5)    23,949             6,423
   Accounts payable                             104,121           109,565
   Accrued liabilities                           93,554           115,168
   Income taxes payable                          13,816            17,136
                                             -----------       -----------
Total current liabilities                       251,248           274,659
                                             -----------       -----------
Borrowings under revolving credit facility
   (note 5)                                     142,873           107,986
Senior long-term debt (note 5)                   14,770            37,125
Subordinated long-term debt (note 5)            108,750           109,500
Other non-current liabilities                    29,057            29,603
Minority interest                                   794               859
Shareholders' equity (notes 5 and 7)
   Preferred stock, $.01 par value.
      Authorized 5,000,000 shares; none
      issued and outstanding                        ---               ---
   Common stock, $.01 par value.
      Authorized 50,000,000 shares; issued
      and outstanding 18,456,583 shares in
      1997 and 18,618,064 shares in 1996            185               186
   Additional paid-in capital                   284,490           293,993
   Equity adjustment from foreign currency
      translation                               (16,240)           (4,906)
   Retained earnings                            198,327           147,204
                                             -----------       -----------
Total shareholders' equity                      466,762           436,477
                                             -----------       -----------
Commitments and contingencies
   (notes 6, 11 and 12)
Total liabilities and shareholders' equity   $1,014,254           996,209
                                             -----------       -----------

See accompanying notes to consolidated financial statements.

                                            36

Consolidated Statements of Operations
Harman International Industries, Incorporated and Subsidiaries

                                                  Years ended June 30, 1997, 1996, 1995
                               ($000s omitted except share and per share amounts)
                                             1997             1996              1995
                                     --------------    -------------     -------------
Net sales                            $  1,474,094        1,361,595         1,170,224
Cost of sales                           1,053,614          953,470           806,143
                                     --------------    -------------     -------------
   Gross profit                           420,480          408,125           364,081
Selling, general and
   administrative expenses                318,507          302,747           276,632
                                     --------------    -------------      -------------
   Operating income                       101,973          105,378            87,449
Other expenses
   Interest expense                        23,640           27,510            25,284
   Miscellaneous, net                         432            2,844             1,008
                                     --------------    -------------      -------------
      Income before income
         taxes, minority interest
         and extraordinary item            77,901           75,024            61,157

Income tax expense (note 8)
   Federal                                 14,391           14,401            12,012
   Foreign and state                        8,571            9,349             7,630
                                     --------------    -------------      -------------
      Total income tax expense             22,962           23,750            19,642
      Minority interest                       107             (768)               80
                                     --------------    -------------      -------------
      Income before
         extraordinary item                54,832           52,042            41,435
      Extraordinary item, net of
         income tax effect of $182
         in 1995                              ---              ---              (274)
                                     --------------    -------------      -------------
   Net income                        $     54,832           52,042            41,161
                                     --------------    -------------      -------------
Income per common share
   before extraordinary item         $       2.96             3.16              2.60
Extraordinary item, net of tax                ---              ---             (0.02)
                                     --------------    -------------      -------------
   Net income per common
      share                          $       2.96             3.16              2.58
                                     --------------    -------------      -------------
   Weighted average number
      of common shares
      outstanding                      18,552,299       16,473,673         15,980,154
                                     --------------    -------------      -------------

See accompanying notes to consolidated financial statements.

                                            37

Consolidated Statements of Cash Flows
Harman International Industries, Incorporated and Subsidiaries

                                                     Years ended June 30, 1997, 1996, 1995
                                                                            ($000s omitted)
                                                   1997            1996              1995
                                          ---------------    -------------    -------------
Cash flows from operating activities:
   Net income                             $       54,832          52,042            41,161
Adjustments to reconcile net
   income to net cash provided
   by (used in) operating activities:
   Depreciation                                   47,172          46,594            40,772
   Amortization of intangible assets               5,921           5,418             4,972
   Amortization of deferred income                   ---          (1,078)           (1,294)
   Deferred income taxes                          10,449           7,394               642
Change in working capital, net of
   acquisition/disposition effects:
Decrease (increase) in:
   Receivables                                    (8,898)        (31,044)          (38,053)
   Inventories                                   (14,746)        (67,646)           23,837
   Other current assets                           (3,231)         (2,466)           (5,150)
Increase (decrease) in:
   Accounts payable                               (4,460)         17,960           (18,340)
   Accrued liabilities and income
      taxes payable                              (24,255)        (47,564)          (11,010)
                                          ---------------    -------------    -------------
   Net cash provided by (used in)
      operating activities                $       62,784         (20,390)           37,537
                                          ---------------    -------------    -------------
Cash flows from investing
   activities:
   Payment for purchase of
      companies, net of cash
      acquired                            $          ---         (18,650)           (9,457)
   Proceeds from asset
      dispositions                                 3,666          16,670             1,257
   Capital expenditures for
      property, plant and equipment              (68,378)        (80,554)          (54,654)
   Other items, net                               11,041           8,689            (1,011)
                                          ---------------    -------------    -------------
   Net cash used in investing
      activities                          $      (53,671)        (73,845)          (63,865)
                                          ---------------    -------------    -------------
Cash flows from financing
   activities:
   Net repayments of lines
      of credit                           $      (10,559)           (936)          (80,598)
   Proceeds from issuance of
      long-term debt                              35,982           5,083           114,991
   Repayments of long-term debt                   (6,062)        (19,236)          (11,482)
   Proceeds from issuance of
      common stock                                   ---         109,069               ---
   Dividends paid to shareholders                 (3,709)         (3,210)           (2,571)
   Effect of stock option program                  1,496           3,579             1,751
   Stock retirement                              (11,000)            ---               ---
   Net change, foreign currency
      translation                                (11,334)        (11,063)            5,765
                                          ---------------    -------------    -------------
   Net cash flow provided by
     (used in) financing activities       $       (5,186)         83,286            27,856
                                          ---------------    -------------    -------------
Net increase (decrease) in cash
   and cash equivalents                            3,927         (10,949)            1,528
Cash and cash equivalents at
   beginning of year                                 303          11,252             9,724
                                          ---------------    -------------    -------------
Cash and cash equivalents
   at end of year                         $        4,230             303            11,252
                                          ---------------    -------------    -------------
Supplemental schedule of
   non-cash investing activities:
   Fair value of assets acquired          $          ---          14,650           153,071
   Cash paid for the capital stock                   ---          11,757            10,610
                                          ---------------    -------------    -------------
   Liabilities assumed                    $          ---           2,893           142,461
                                          ---------------    -------------    -------------

See accompanying notes to consolidated financial statements.


                                            38

Consolidated Statements of Shareholders' Equity
Harman International Industries, Incorporated and Subsidiaries

                                                            Years ended June 30, 1997, 1996 and 1995
                                                                                                        ($000s omitted)
                                                                 Equity
                         Common       Additional        adjustment from                              Net
                      Stock $.0          paid-in       foreign currency      Retained       shareholders'
                      par value          capital            translation      earnings             equity
                   -------------   --------------     ------------------   -----------    --------------
Balance,
  June 30, 1994    $        151          143,144                    392        88,334           232,021
Exercise of
  stock option                1            1,195                    ---           ---             1,196
Tax benefit
  attributable
  to stock
  option plan               ---              555                    ---           ---               555
Foreign currency
 equity adjustment          ---              ---                  5,765           ---             5,765
Stock to be issued
  for Becker
  acquisition               ---           11,363                    ---           ---            11,363
Dividends ($.17
  per share)                ---              ---                    ---        (2,571)           (2,571)
Net income                  ---              ---                    ---        41,161            41,161
                   -------------   --------------     ------------------   -----------    --------------
Balance,
   June 30, 1995   $        152          156,257                  6,157       126,924           289,490
                   -------------   --------------     ------------------   -----------    --------------
Issuance of
  common stock               23          109,046                    ---           ---           109,069
Exercise of
  stock options               2            2,467                    ---           ---             2,469
Tax benefit
  attributable
  to stock
  option plan               ---            1,110                    ---           ---             1,110
Foreign currency
  equity
  adjustment                ---              ---                (11,063)          ---           (11,063)
Final settlement
  of Becker
  acquisition                 2           (3,429)                   ---           ---            (3,427)
Stock dividend (5%)           7           28,542                    ---       (28,552)               (3)
Dividends ($.20
  per share)                ---              ---                    ---        (3,210)           (3,210)
Net income                  ---              ---                    ---        52,042            52,042
                   -------------   --------------     ------------------   -----------    --------------
Balance,
  June 30, 1996    $        186          293,993                 (4,906)      147,204           436,477
                   -------------   --------------     ------------------   -----------    --------------
Exercise of
  stock options               1              973                    ---           ---               974
Tax benefit
  attributable
   to stock
   option plan              ---              522                    ---           ---               522
Foreign currency
  equity
  adjustment                ---              ---                (11,334)          ---           (11,334)
Common stock
  retirement                 (2)         (10,998)                   ---           ---           (11,000)
Dividends ($.20
  per share)                ---              ---                    ---        (3,709)           (3,709)
Net income                  ---              ---                    ---        54,832            54,832
                   -------------   --------------     ------------------   -----------    --------------
Balance,
  June 30, 1997    $        185          284,490                (16,240)      198,327           466,762
                   -------------   --------------     ------------------   -----------    --------------

See accompanying notes to consolidated financial statements.


                                            39

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

Where necessary, prior years' information has been reclassified to conform to the 1997 consolidated financial statement presentation.

Cash Equivalents. Cash equivalents of $0.2 million and $0.4 million with maturities less than three months were included in cash and cash equivalents at June 30, 1997 and 1996, respectively.

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

Long-Lived Assets. The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of," on July 1, 1996, with no material effect on the consolidated financial statements.

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

Net Income per Common Share. Net income per common share is based upon the weighted average number of shares outstanding during each period, adjusted for dilutive stock options as required.

Foreign Currency Translation. Assets and liabilities in foreign functional currencies are translated into U.S. dollars based upon the prevailing currency exchange rates in effect at the balance sheet date. Translation gains and losses are not included in the determination of net income but are accumulated in a separate component of shareholders' equity.

Excess of Cost over Fair Value of Assets Acquired. The net excess of cost over fair value of assets acquired is being amortized over periods from 3 to 40 years, using the straight-line method. The Company evaluates the recoverability of the intangible assets through comparisons of projected cash flows from the related assets.

Software Development Costs. The Company defers certain software costs for products which demonstrate technological feasibility and whose deferred cost is considered recoverable by management. The deferred costs are amortized over the products' estimated economic lives, usually three years. Amounts recorded under this policy are not material.

Research and Development. Research and development costs are expensed as incurred. The Company's expenditures for research and development were $66,451,000, $59,171,00 and $40,257,000 for the fiscal years ending June 30, 1997, 1996 and 1995, respectively.

                                       40
                                                               92

Stock Option Plan. Pursuant to SFAS No. 123, "Accounting for Stock-
Based Compensation," the Company elected in the fourth quarter of fiscal 1997 to continue to apply the provisions of APB Opinion No. 25 for stock-based compensation accounting and reporting. The Company provides disclosure of pro forma net income and pro forma earnings per share for grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied.

Use of Estimates. Estimates and assumptions have been made relating to the reporting of assets and liabilities to prepare the consolidated financial statements in conformity with generally accepted accounting principles. Actual results may differ from those estimates.

Recent Accounting Pronouncements. In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per
Share." SFAS No. 128 specifies new standards designed to improve the earnings per share (EPS) information provided in financial statements by simplifying the existing computational guidelines, revising the disclosure requirements and increasing the comparability of EPS data on an international basis. Some of the changes made to simplify the EPS computations include: (a) eliminating the presentation of primary EPS and replacing it with basic EPS, for which common stock equivalents are not considered, (b) eliminating the modified treasury stock method and the three percent materiality provision and (c) revising the contingent share provision and the supplemental EPS data requirements. SFAS No. 128 also makes a number of changes to existing disclosure statements issued for periods ending after December 15, 1997, including interim periods. The Company has not determined the impact of the implementation of SFAS No. 128.

In June 1997, the Financial Accounting Standards Board issued SFAS
No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. SFAS No. 130 is effective for financial statements issued for periods beginning after December 15, 1997. The Company has not determined the impact of SFAS No. 130 on its consolidated financial statements.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the reporting of operating segment information in annual financial statements and in interim financial reports issued to shareholders. SFAS No. 131 is effective for financial statements issued for periods beginning after December 15, 1997. The Company has not determined the impact of SFAS No. 131 on its consolidated financial statements.

2. Inventories
Inventories consist of the following:
June 30 ($000s omitted)             1997              1996
                             ------------       -----------
Raw materials and supplies   $    98,786            82,638
Work in process                   26,753            25,029
Finished goods and inventory
   purchased for resale          194,563           200,384
                             ------------       -----------
Total                        $   320,102           308,051
                             ------------       -----------
3. Property, Plant and Equipment
Property, plant and equipment are composed of the following:
June 30 ($000s omitted)            1997              1996
                            ------------       -----------

Land                        $    2,361              3,282
Buildings and improvements      79,505             79,025
Machinery and equipment        310,278            279,125
Furniture and fixtures          33,722             32,716
                            ------------       -----------
                               425,866            394,148
Less accumulated depreciation
   and amortization           (217,919)          (193,190)
                            ------------       -----------
Property, plant and
   equipment, net           $  207,947            200,958
                            ------------       -----------

                                       41
                                                            93

Notes to Consolidated Financial Statements continued
Harman International Industries, Incorporated and Subsidiaries

4. Short-Term Borrowings
At June 30, 1997, the Company had unsecured short-term lines of credit for certain international subsidiaries aggregating $16.6 million with outstanding borrowings of approximately $7.6 million. Interest rates based on various indices ranged from 3.75 percent to 8.0 percent. At June 30, 1996, the Company had unsecured short-term lines of credit for certain international subsidiaries aggregating $19.9 million with outstanding borrowings of approximately $13.5 million and interest rates ranging from 4.0 percent to 19.8 percent.

The Company utilizes the swing line feature of the revolving credit facility to meet its short-term borrowing requirements. At June 30, 1997, the Company had $8.2 million drawn on its swing lines at base rates in the local countries where the funds were drawn, ranging from
3.0 percent in Switzerland to 7.0 percent in the United Kingdom. At
June 30, 1996, the Company had $12.9 million drawn on its swing lines at base rates in the local countries where the funds were drawn, ranging from 1.6 percent in Japan to 6.5 percent in Canada.

5. Long-Term Debt
On September 30, 1994, the Company and certain of its subsidiaries entered into a five-year multi-currency revolving credit facility with a group of eleven banks committing $220 million to the Company for cash borrowings and letters of credit. In November 1995, the revolving credit facility was amended and increased from $220 million to $275 million, and the maturity was extended one year to September 30, 2000.
In June 1997 the maturity was extended two years to September 30, 2002 and certain financial covenants were amended or deleted. At June, 30, 1997, the Company had borrowings of $151.1 million on the revolving credit facility (including swing line, competitive advance and revolving credit borrowings) and outstanding letters of credit of $2.9 million. The unused credit under the revolving credit facility at June 30, 1997, was $121.0 million. Interest rates, based on the London Interbank Offered Rate of the lending bank plus 0.25 percent, ranged from 0.8 percent in Japan to 6.9 percent in the United Kingdom. The Company is required under the revolving credit agreement to maintain certain financial ratios and meet certain net worth and indebtedness tests. The Company was in compliance with such covenants at June 30, 1997 and 1996.

Additionally, the Company's long-term debt agreements contain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional indebtedness, create restrictions on subsidiary dividends and distributions, limit the Company's ability to encumber certain assets, restrict the Company's ability to issue capital stock of its subsidiaries and allow each holder of the 12.0% notes to require the Company to repurchase such notes above face upon the occurrence of a Change of Control, as defined in the agreement. The Company was in compliance with the terms of its long-term debt agreements at June 30, 1997 and 1996. Under the most restrictive provisions, limited amounts of dividends may be paid as of June 30, 1997.

Interest paid for both short- and long-term borrowings was $24,579,00, $26,675,000, and $23,148,000 during the fiscal years ended June 30, 1997, 1996 and 1995, respectively.

                                       42
                                                            94

Long-term debt is composed of the following:

June 30 ($000s omitted)                       1997                  1996
                                      --------------        --------------
Series B unsecured senior notes,
   due September 30, 1997,
   interest payments due
   semiannually at 10.4%              $      17,500               17,500
Senior subordinated notes,
   unsecured, due December 1,
   1998, interest payments due
   semiannually at 11.2%                     45,000               45,000
Senior subordinated notes,
   unsecured, due August 1,
   2002, interest payments due
   semiannually at 12.0%                     63,750               64,500
Borrowings under revolving
   credit facility, due September
   30, 2002, with rates ranging
   from 0.8% to 6.9% at
   June 30, 1997                            142,873              107,986
Obligations under
   capital leases (note 6)                   12,251                9,739
Other unsubordinated loans
   due in installments through
   2012, some of which vary with
   the prime rate, bearing interest
   at an average effective rate of
   7.8% at June 30, 1997                      8,968               16,309
                                      --------------        --------------
Total                                       290,342              261,034
Less current installments                   (23,949)              (6,423)
                                      --------------        --------------
Long-term debt                        $     266,393              254,611
                                      --------------        --------------

In fiscal 1995, the Company purchased at a premium $5.5 million of the 12.0% Senior Subordinated Notes, due August 1, 2002. The purchases resulted in extraordinary charges of $274,000, net of related tax benefits, or $.02 per share.
Long-term debt, including obligations under capital leases, maturing in each of the next five fiscal years (000's omitted) is as follows:
-------------------------------------------------
   1998                         $        23,949
   1999                                  50,603
   2000                                   3,781
   2001                                   1,670
   2002                                     891
   Thereafter                           209,448
--------------------------------------------------

6. Leases
The following analysis represents property under capital leases:
June 30 ($000s omitted)          1997                1996
                         --------------      --------------
Capital lease assets     $     22,116              14,848
Less accumulated
    amortization               (8,247)             (5,021)
                         --------------      --------------
   Net                   $     13,869               9,827
                         --------------      --------------

At June 30, 1997, the Company is liable for the following minimum lease commitments under terms of noncancelable lease agreements:

                                        Capital             Operating
($000s omitted)                          Leases                Leases
                                  --------------        --------------
1998                              $      4,788            $    28,639
1999                                     3,987                 27,014
2000                                     2,777                 25,960
2001                                     1,062                 23,615
2002                                       561                 20,270
Thereafter                               1,534                 95,826
                                  --------------        --------------
Total minimum lease payments            14,709           $    221,324
                                  --------------        --------------
less interest                           (2,458)
                                  --------------
Present value of minimum
   lease payments                 $     12,251
                                  --------------

Operating lease expense, net of deferred income amortization
($1,078,000 and $1,294,000 for the years ended June 30, 1996 and
1995, respectively) and subrental income under operating leases having noncancelable terms of greater than one year for the years ended June 30, 1997, 1996 and 1995 was $30,154,000, $25,871,000, and
$21,849,000, respectively.

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


                                       43
                                                            95

Notes to Consolidated Financial Statements continued
Harman International Industries, Incorporated and Subsidiaries

to such non-officer directors each year in which the Company achieves a specified level of return on consolidated equity.

The 1992 Plan supplements the Company's 1987 Plan (the 1987 Plan) and adds an automatic grant feature for non-officer directors. The 1987 Plan has been terminated; however, options previously granted pursuant to this Plan remain outstanding and will be exercisable in accordance with the terms of the Plan. Automatic awards to non-officer directors are only made under the 1992 Plan.

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

No stock appreciation rights or performance units were outstanding at June 30, 1997. Options to purchase shares of Common Stock have been granted under both Plans. Options granted are at prices not less than market value on the date of grant and, under the terms of the 1992 Plan, may not be repriced. Options granted pursuant to the 1987 and 1992
Plans generally vest over five years and expire ten years from the date of grant.

For purposes of the following disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation," the fair value of each option granted has been estimated on the date of grant using the Black-Scholes option-pricing model, with the following assumptions for grants in fiscal 1997 and fiscal 1996: annual dividends consistent with the Company's current dividend policy, which resulted in payments of $0.20 per share in fiscal 1997 and fiscal 1996; expected volatility of 33 percent; risk free interest rate of 5.9 percent in fiscal 1997 and 6.1 percent in fiscal 1996; and expected life of 2.3 years from the vesting date. The weighted average fair value of options granted was $16.43 in fiscal 1997 and $15.02 in fiscal 1996. Pro forma compensation cost for fiscal 1997 and fiscal 1996 awards under the stock option program, recognized in accordance with SFAS No. 123, would reduce the Company's net income from $54.8 million ($2.96 per share) to $52.9 million ($2.85 per share) in fiscal 1997, and from $52.0 million ($3.16 per share) to $51.5 million ($3.12 per share) in fiscal 1996. Pro forma net income reflects only options granted in fiscal 1997 and fiscal 1996. Because the pro forma compensation cost for the stock option program is recognized over the five year vesting period, the foregoing pro forma reductions in the Company's net income are not representative of anticipated amounts in future years.

The following table summarizes the Company's stock option activity:

                                                      Weighted Average
                                      Shares            Exercise Price
                               --------------        -----------------
Balance at June 30, 1994            910,750           $       19.52
   Granted                          464,250                   33.71
   Canceled                         (30,260)                  17.35
   Exercised                        (93,970)                  12.71
                               --------------
Balance at June 30, 1995          1,250,770                   25.35
                               --------------
   Stock dividend                    62,550                     ---
   Granted                           95,500                   48.32
   Canceled                         (78,859)                  29.64
   Exercised                       (185,878)                  15.06
                               --------------
Balance at June 30, 1996          1,144,083                   27.26
                               --------------
   Granted                          410,100                   43.64
   Canceled                         (39,151)                  31.62
   Exercised                        (66,596)                  20.14
                               --------------
Balance at June 30, 1997          1,448,436                   32.11
                               --------------

                                       44
                                                               96

The following tables summarize information about stock options outstanding at June 30, 1997:

Options Outstanding
                                              Weighted          Weighted
        Range of                               average           average
        exercise         Number of      remaining life          exercise
          prices           options            in years             price
-----------------     -------------    ----------------    --------------
$    6.31-7.38              98,385                3.86     $        7.24
$  10.12-15.00              28,245                4.07             12.67
$  16.07-23.93             285,058                6.16             21.80
$  24.40-34.40             551,878                7.20             31.89
$  36.75-52.50             484,870                9.21             44.58
-----------------     -------------
$   6.31-52.50           1,448,436                7.38             32.11
-----------------     -------------

Options Exercisable
                                             Weighted
        Range of                              average
        exercise       Number of             exercise
          prices         options                price
-----------------   -------------     ----------------
$     6.31-7.38           98,385      $        7.24
$   10.12-15.00           22,470              12.75
$   16.07-23.93          223,009              22.39
$   24.40-34.40          389,424              30.92
$   36.75-52.50          111,230              47.14
-----------------   -------------
$    6.31-52.50          844,518              27.56
-----------------   -------------

At June 30, 1997, a total of 1,158,705 shares of Common Stock were reserved for issuance under the 1992 Plan.
8.  Income Taxes
Income tax expense (benefit) consists of the following:

Years ended June 30         1997            1996          1995
                    -------------     -----------    ----------
($000s omitted)
Current:
   Federal          $     11,513          14,281         8,566
   State                     609             585           923
   Foreign                 7,345           8,796         6,501
                    -------------     -----------    ----------
                          19,467          23,662        15,990
                    -------------     -----------    ----------
Deferred:
   Federal                 2,878             120         3,446
   State                     617             (32)          206
                    -------------     -----------    ----------
                           3,495              88         3,652
                    -------------     -----------    ----------
Total               $     22,962          23,750        19,642
                    -------------     -----------    ----------

The tax provisions and analysis of effective income tax rates are comprised of the following items:

Years ended June 30                  1997            1996            1995
                            --------------     -----------      ----------
($000s omitted)
Provision for Federal
   income taxes
   before credits at
   statutory rate           $      27,265          26,258          21,405
State income taxes                  1,226             553           1,126
Difference between
   Federal statutory
   rate and foreign
   effective rate                    (409)         (4,947)           (999)
Permanent differences
   between financial and
   tax accounting income             (475)            141             354
Tax exempt foreign sales
   corporation earnings            (1,427)         (1,089)           (883)
Change in valuation
   allowance                       (2,809)            ---           4,204
Losses without (with)
   income tax benefit               1,582           1,164          (4,944)
Federal income
   tax credits                       (950)           (858)           (514)
Other                              (1,041)          2,528            (107)
                            --------------     -----------      ----------
Total                       $      22,962          23,750          19,642
                            --------------     -----------      ----------

Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities and available tax loss carry-forwards.
The following deferred taxes are recorded:

Assets/(liabilities)
June 30 ($000s omitted)                           1997               1996
                                        ---------------       ------------
Inventory costing differences           $        5,547              6,284
Valuations and other allowances                 12,824             15,503
                                        ---------------       ------------
Total gross deferred tax asset          $       18,371             21,787
Less valuation allowance                        (6,609)            (9,418)
                                        ---------------       ------------
Deferred tax asset                      $       11,762             12,369
Total gross deferred tax liability
   from fixed asset depreciation               (11,093)            (7,624)
                                        ---------------       ------------
Net deferred tax asset                  $          669              4,745
                                        ---------------       ------------

                                       45
                                                                 97

Notes to Consolidated Financial Statements continued
Harman International Industries, Incorporated and Subsidiaries

Management believes the results of future operations will generate sufficient taxable income to realize the net deferred tax asset.

The Company acquired tax loss carryforwards from foreign subsidiaries Becker and AKG of approximately 100 million German marks and 250 million Austrian schillings. Current law in both countries allows indefinite carryforwards, although the AKG carryforwards cannot be utilized until fiscal year 1999. Certain other foreign entities also have tax loss carryforwards that could reduce future tax liabilities. An asset has not been booked to reflect the potential benefit of these carryforwards. Goodwill reduction resulting from tax loss carryforward utilization was 8.1 million German marks for Becker in fiscal 1997 and
4.7 million German marks for Becker and 1.2 million Swiss francs for Studer in fiscal 1996. In fiscal 1995, 0.7 million Swiss francs of goodwill reduction was recorded for Studer.

Cash paid for Federal, state and foreign income taxes was $15,597,000, $15,637,000, and $12,422,000, during fiscal years ended June 30, 1997,
1996 and 1995, respectively.

9. Business Segment Data
The Company's predominant business is the design, manufacture and distribution of high fidelity audio products. In the domestic and international segments, one customer accounted for approximately 9.9%, 10.4% and 9.5% of consolidated net sales for the years ended June 30, 1997, 1996 and 1995.

The following table shows net sales, operating income and identifiable assets by geographic segments for the years ended June 30, 1997, 1996 and 1995. The net sales shown below for the United States include export sales of $299.6 million, $259.1 million and $209.5 million for the fiscal years ended June 30, 1997, 1996 and 1995, respectively.

Geographic Segmentation
Years ended June 30                    1997             1996             1995
                            ----------------    -------------    -------------
($000s omitted)
Net sales:
   U.S.                     $     1,044,306          908,111          784,989
   International                    635,228          635,452          502,809
   Intercompany/
   Interregion                     (205,440)        (181,968)        (117,574)
                            ----------------    -------------    -------------
Total                       $     1,474,094        1,361,595        1,170,224
                            ----------------    -------------    -------------
Operating income:
   U.S.                     $        75,314           78,710           81,901
   International                     25,873           40,695           20,871
   Unallocated
      operating expenses                786          (14,027)         (15,323)
                            ----------------    -------------    -------------
Total                       $       101,973          105,378           87,449
                            ----------------    -------------    -------------
Identifiable assets:
   U.S.                     $       548,417          519,422          427,777
   International                    452,080          463,466          438,435
   Corporate                         13,757           13,321           20,660
                            ----------------    -------------    -------------
Total                       $     1,014,254          996,209          886,872
                            ----------------    -------------    -------------

10. Employee Benefit Plans
Under the Retirement Savings Plan, domestic employees may contribute to the Retirement Savings Plan by deferring up to 12.0% of their pretax compensation. With the approval of the Board of Directors, each division may also make a basic contribution equal to 2.0% of a participating employee's salary; a matching contribution of up to 3.0% (50.0% on the first 6.0% of an employee's tax-deferred contribution);
and a profit sharing contribution. Profit sharing and matching contributions vest at a rate of 25.0% for each year of service with the employer, beginning with the third full year of service. Expenses related to the Retirement Savings Plan for the years ended June 30, 1997, 1996 and 1995 totaled $2,516,000, $4,338,000, and $4,152,000, respectively.

                                       46
                                                             98

The Company also has a Supplemental Executive Retirement Plan
(SERP) that provides normal retirement, preretirement and termination benefits, as defined, to certain key executives designated by the Board of Directors. Expenses related to the SERP for the years ended June 30, 1997, 1996 and 1995 were $683,000, $214,000, and $875,000, respectively.

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

Foreign Currency Contracts. At June 30, 1997, the Company had contracts maturing through December 1997 to purchase and sell the equivalent of approximately $34.6 million of various currencies. The fair value of foreign currency contracts used for hedging purposes is estimated by obtaining quotes from brokers. The cost of foreign currency contracts approximated fair value at June 30, 1997.

Long-Term Debt. Fair values of long-term debt are based on market prices where available. When quoted market prices are not available, fair values are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying value and fair value of long-term debt, excluding obligations under capital leases and unsubordinated loans are $235.0 million and $239.1 million, respectively, at June 30, 1997.

12. Commitments and Contingencies

The Company and its subsidiaries are involved in several legal actions. The results cannot be predicted with certainty; however, management, based upon advice from legal counsel, believes such actions are either without merit or will not have a material adverse effect on the Company's financial position or results of operations.

13. Acquisitions

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

14.  Subsequent Event

On July 1, 1997, the Company issued $150.0 million of 7.32% Senior Notes, due July 1, 2007. The proceeds were used to call the remaining $63.75 million 12.0% Senior Subordinated Notes on August 1, 1997, at a premium of 6% ($3.825 million) and to repay certain other debt, including borrowings under the revolving credit facility.

                                       47
                                                          99

Notes to Consolidated Financial Statements continued
Harman International Industries, Incorporated and Subsidiaries

15.  Quarterly Summary of Operations (Unaudited)
The following is a summary of operations by quarter for fiscal 1997 and 1996:

Three months ended: ($000s omitted except per share amounts)
Fiscal 1997              SEPT 30          DEC 31         MAR 31         JUN 30
                    -------------    ------------   ------------   ------------
Net sales           $    338,003         401,319        358,140        376,632
Gross profit        $     94,794         117,594        103,542        104,550
Net income          $      7,569          19,556         10,324         17,383
Net income per
   common share     $        .41            1.05            .56            .94

Fiscal 1996
Net sales           $    300,474         348,669        339,339        373,113
Gross profit        $     89,486         107,915        103,430        107,294
Net income          $      5,904          15,462         13,887         16,789
Net income per
   common share*    $        .36             .95            .86            .97

*Quarters do not add to full year for fiscal 1996 due to differences in number of shares outstanding in the quarters.


Shareholder Information
Harman International Industries, Incorporated and Subsidiaries

                         Fiscal 1997      Fiscal 1996      Fiscal 1995
                       --------------    ------------    -------------
Market Price             High    Low     High    Low      High    Low

First quarter
   ended September 30  $50.625  40.25   $49.75  35.596  $33.334  24.048
Second quarter
   ended December 31    55.875  48.00    48.875 39.75    36.191  30.477
Third quarter
   ended March 31       56.125  33.25    41.25  32.00    40.001  34.048
Fourth quarter
   ended June 30        43.25   33.25    56.50  37.375   39.048  32.382

The Common Stock of the Company is listed on the New York Stock
Exchange and is reported on the New York Stock Exchange Composite
Tape under the symbol HAR. As of June 30, 1997, the Company's
Common Stock was held by approximately 205 record holders.

The table above sets forth the reported high and low sales prices of the Company's Common Stock, as reported on the New York Stock
Exchange, for each quarterly period for fiscal years ended June 30, 1997, 1996, and 1995.

The Company paid dividends during fiscal 1997 and fiscal 1996 of $.20 per share, with a dividend of $.05 paid in each of the four quarters. Dividends of $.17 per share were paid in fiscal 1995. In August 1995, a special 5 percent stock dividend was paid.

                                       48
                                                        100

Corporate Officers

Sidney Harman
Chairman & Chief Executive Officer

Bernard A. Girod
President & Chief Operating Officer

Frank Meredith
Vice President - Finance & Administration
& Chief Financial Officer

Jerome H. Feingold
Vice President - Quality

William S. Palin
Vice President - Controller

Sandra B. Robinson
Vice President - Financial Operations

Paul Shave
Vice President - Worldwide Sourcing

Floyd E. Toole
Vice President - Engineering

Group Presidents

Philip Hart
Professional Group

Thomas Jacoby
Consumer Group

Gregory Stapleton
OEM Group

Independent Auditor
KPMG Peat Marwick LLP
725 South Figueroa Street
Los Angeles, CA 90017
(213) 972-4000


Directors
Bernard A. Girod
Sidney Harman
Shirley Mount Hufstedler
Ann McLaughlin
Edward H. Meyer
Gregory Stapleton*
Stanley A. Weiss*
*effective November 10, 1997

Annual Meeting
The annual meeting of shareholders will be held on November 10, 1997, at Chase Manhattan Bank, 270 Park Avenue, New York, New York
10017 at 11:00 a.m. EST. A proxy statement was sent to shareholders on or about September 17, 1997, at which time proxies for the meeting were requested.

Registrar and Transfer Agent
ChaseMellon Shareholder Services
400 South Hope Street, 4th Floor
Los Angeles, CA 90071
(213) 553-9720

Securities Traded
New York Stock Exchange
Symbol: HAR

Corporate Headquarters
1101 Pennsylvania Avenue, NW
Suite 1010
Washington, D.C. 20004
(202) 393-1101

Except for historical information contained in this Annual Report, the matters discussed herein contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including without limitation, the effect of economic conditions, product demand, currency exchange rates, competitive products and other risks detailed herein and in the Company's other filings with the Securities and Exchange Commission.

                                       49

(Logo Here)

Harman International Industries, Incorporated
1101 Pennsylvania Avenue NW, Suite 1010, Washington, DC  20004
(202) 393-1101

                                                       102