Form 10-K, Exhibit 13
period 1998-06-30
HARMAN INTERNATIONAL INDUSTRIES INC /DE/
filed 1998-09-14
CIK 800459

                                    EXHIBIT 13.1

Financial Information Table of Contents

Management's Discussion and Analysis of
Financial Condition and Results of Operations      23

Statement of Management Responsibility             27

Independent Auditor's Report                       27

Consolidated Financial Statements
     Balance Sheets                                28
     Statements of Operations                      29
     Statements of Cash Flows                      30
     Statements of Shareholders' Equity            31

Notes to Consolidated Financial Statements         32

Shareholder Information                            40

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

                                                 22
                                                                    50

Management's Discussion and Analysis of Financial Condition and
Results of Operations

RESULTS OF OPERATIONS

Net sales for fiscal 1998 increased by 3 percent to $1.513 billion from $1.474 billion in fiscal 1997 and in fiscal 1997 increased by 8 percent from fiscal 1996 sales of $1.362 billion. Exclusive of currency effects, fiscal 1998 sales rose 7 percent, and fiscal 1997 sales increased 12 percent. The sales increase in fiscal 1998 was primarily driven by growth in the OEM Group, partially offset by lower Consumer Group and Professional Group sales resulting from the weakness in Asia and soft markets for audio products elsewhere. Fiscal 1997 sales growth was driven by higher sales from the Consumer Group, the Professional Group and the OEM Group.

The OEM Group had an excellent year. Sales increased as a result of the Oxford and Audio Electronic Systems (AES) acquisitions. Oxford and AES bring added capacity and vertical integration. They enlarge our relationship with current customers Chrysler, BMW and Mercedes Benz. AES adds Volkswagen, Fiat and Volvo to our customer base. In North America, the success of the Dodge truck line, including the new Durango, and our increasing involvement at Toyota have driven growth in shipments of high fidelity audio systems to the automakers. During the year, Becker introduced its GPS-centered TrafficStar navigation system as an aftermarket offering through Mercedes and Porsche dealers in Germany.

Professional Group results were affected by the Asian difficulties and related currency effects. Our professional products are primarily manufactured in the United States and Europe. Our Asian competitors were able to offer competing brands at lower prices. Professional Group sales to Asia were down significantly compared to last year, reflecting lower Asian sales volume at all of our professional units. Higher sales in North America and a strong second half at AKG helped to offset pricing pressures and sales decreases in Asia. Restructuring programs began at a number of Professional Group units to align overhead structure with lower sales levels due to the weakness in Asia.

The Consumer Group had a difficult year. Consumer Group sales to Asia were down significantly compared to last year. Each of our core brands - Harman Kardon, JBL and Infinity - reported lower sales.
Audio for Computers, while reporting lower sales, enjoyed improved operating results through a new licensing arrangement with Compaq. Restructuring programs began at a number of Consumer Group units to align overhead structure with lower sales levels due to the weakness in Asia and to address operational difficulties.

Overall, the Company's consolidated net sales are not materially impacted by seasonality. However, the first fiscal quarter is usually the weakest due to the July and August holidays in Europe and automotive model changeovers. Variations in seasonal demands among end-user markets may cause operating results to vary from quarter to quarter.

The gross profit percentage was 26.8 percent in fiscal 1998, compared to 28.5 percent in fiscal 1997 and 30.0 percent in fiscal 1996. The decrease in fiscal 1998 was due to lower Consumer Group and Professional Group factory leverage caused by the Asian sales shortfalls, pricing pressures in the consumer and professional audio markets associated with currency effects and unstable market conditions, and the divestiture of the Company's distribution operations in Germany, the United Kingdom, France and Japan, whose final margin on sales of the Company's products contributed to gross margin in prior years. The decrease in fiscal 1997 primarily resulted from an increase in Consumer Group sales as a percent of total sales and pricing pressures on the Consumer Group in a difficult market environment.

                                                 23
                                                                     51

Management's Discussion and Analysis of Financial Condition and
Results of Operations   continued

Selling, general and administrative expenses as a percentage of sales were 20.2 percent in fiscal 1998, compared with 21.6 percent in fiscal 1997 and 22.2 percent in fiscal 1996. The decrease in fiscal 1998 selling, general and administrative expenses as a percentage of sales resulted from the elimination of distribution company overhead associated with the divestitures discussed above and the contribution of $8.9 million of income recorded on the sale of the Company's German and Japanese distribution operations. These favorable effects were partially offset by restructuring costs incurred by the Consumer Group and the Professional Group to reduce overhead. The decrease in fiscal 1997 selling, general and administrative expenses as a percentage of sales primarily resulted from a reduction in general and administrative costs at Becker due to reorganization programs and lower corporate general and administrative expenses.

Operating income as a percentage of net sales was 6.6 percent for fiscal 1998, compared with 6.9 percent for fiscal 1997 and 7.7 percent for fiscal 1996. The fiscal 1998 and fiscal 1997 decreases resulted from lower gross profit margins as discussed above.

Interest expense in fiscal 1998 was $24.9 million, compared with $23.6 million in fiscal 1997 and $27.5 million in fiscal 1996. Interest expense increased in fiscal 1998 due to higher average borrowings. Fiscal 1998 average borrowings were $382.4 million, compared with $317.9 million in fiscal 1997 and $348.3 million in fiscal 1996. Fiscal 1998 average borrowings increased due to the acquisitions of Oxford and Audio Electronic Systems and higher average working capital requirements, partially offset by the distribution company divestitures, the largest of which were completed in the second half of the fiscal year.

The weighted average interest rate in fiscal 1998 was 6.5 percent, compared with 7.4 percent in fiscal 1997 and 7.9 percent in fiscal 1996. The decrease in average interest rates in fiscal 1998 was due in part to the retirement of $64 million of 12.0% notes, which was funded with proceeds from the issuance of ten-year senior notes bearing interest at 7.32%.

As a result, in fiscal 1998 the Company reported income before income taxes, minority interest and extraordinary item of $75.7 million, compared with $77.9 million in fiscal 1997 and $75.0 million in fiscal 1996.

In fiscal 1998, the Company reported income tax expense of $21.9 million, reflecting an effective tax rate of 28.9 percent. This compares with an income tax expense of $23.0 million and an effective tax rate of
29.5 percent in fiscal 1997. Fiscal 1996 tax expense was $23.8 million with an effective tax rate of 31.7 percent. The effective tax rates for fiscal years 1998, 1997, and 1996 were below the U.S. statutory rate due to utilization of tax credits, realization of certain tax benefits for United States exports and the utilization of tax loss carryforwards at certain foreign subsidiaries.

The Company reported an extraordinary charge, net of related tax benefits, of $3.6 million in fiscal 1998 due to the early extinguishment of $64 million of 12.0 percent notes, due August 1, 2002. The debt retirement was funded with proceeds from the issuance of ten-year senior notes bearing interest at 7.32 percent. The Company reported no extraordinary charges in fiscal 1997 or 1996.

As a result, net income for fiscal 1998 was $50.2 million, compared with $54.8 million in fiscal 1997 and $52.0 million in fiscal 1996.

                                                 24
                                                                      52

LIQUIDITY AND CAPITAL RESOURCES

Harman International primarily finances its working capital requirements through cash generated by operations, a revolving credit facility and normal trade credit.

The Company and certain subsidiaries have a five-year, multi-currency revolving credit facility with a group of eleven banks committing $275 million to the Company for cash borrowings and letters of credit through September 30, 2002. At June 30, 1998, the Company had outstanding indebtedness under the revolving credit facility of $8.4 million, outstanding letters of credit of $7.7 million and unused credit thereunder of $258.9 million. The indebtedness at June 30, 1998, consists of committed rate loans, which bear interest at LIBOR plus
0.20 percent, and swing line borrowings, which bear interest at base rates.

At June 30, 1998, certain international subsidiaries of the Company maintained unsecured short-term lines of credit of $19.8 million and had outstanding indebtedness thereunder of approximately $16.5 million.

In May 1996, the Company issued 2,300,000 shares of Common Stock, using the net proceeds of $109.1 million to repay short-term and long-term debt.

Capital expenditures, net of capital lease financing, were $57.5 million in fiscal 1998, compared with $62.4 million in fiscal 1997 and $80.5 million in fiscal 1996. Expenditures in fiscal 1998 and 1997 were primarily for product tooling and equipment required to increase manufacturing capacity and efficiency.

The Company anticipates capital expenditures of approximately $75 million during the next fiscal year. Firm commitments of approximately $9.7 million existed as of June 30, 1998, for capital expenditures during fiscal 1999. The Company anticipates that a portion of these capital expenditures will be financed through lease financing arrangements.

Net working capital at June 30, 1998 was $367.9 million, compared with $428.1 million at June 30, 1997. The decrease primarily results from the sale of the Company's distribution operations in Germany, the United Kingdom, Japan and France.

Excess of cost over fair value of assets acquired increased to $161.7 million at June 30, 1998, from $109.6 million at June 30, 1997. The increase primarily reflects the acquisitions of Oxford and AES, partially offset by amortization, realization of unrecorded deferred tax assets at Becker and reductions due to businesses disposed of during fiscal 1998.

Shareholders' equity was $511.9 million at June 30, 1998, compared with $466.8 million at June 30, 1997, and $436.5 million at June 30, 1996. The increase in fiscal 1998 primarily resulted from net income.
The increase in fiscal 1997 was due to net income partially offset by the retirement of 220,000 shares of Common Stock and negative adjustments from foreign currency translation. Foreign currency translation produced a negative adjustment of $5.2 million in fiscal
1998 due to the strengthening of the U.S. dollar against most other major currencies during the year. A negative adjustment of $11.3 million was recorded in fiscal 1997 and a negative adjustment of $11.1 million was recorded in fiscal 1996.

On July 1, 1997, the Company issued $150.0 million of 7.32% Senior Notes, due July 1, 2007. The proceeds were used to call the $63.75 million, 12.0% Senior Subordinated Notes on August 1, 1997, at a 6% premium ($3.825 million) and to repay other debt.

In June 1998, Harman's Board of Directors authorized the repurchase of up to 1.5 million shares of Company common stock in the open market. The repurchases are expected to be funded through operating cash flow.

Cash generated by operations and the unused credit available under the revolving credit facility should provide sufficient funds to meet the Company's working capital, capital expenditure, dividend, debt service and share repurchase requirements.

                                                 25
                                                                    53

Management's Discussion and Analysis of Financial Condition and
Results of Operations   continued


YEAR 2000

Certain computer systems and microcontrollers may only use two digits to identify a year. Therefore, computer applications could fail or create erroneous results if not corrected to properly recognize a year which begins with "20" rather than "19."

The Company is evaluating and addressing Year 2000 issues associated with its computer systems and microcontrollers. Many of the Company's critical computer systems and microcontrollers are currently Year 2000 compliant. Other computer systems and microcontrollers which have been identified as non-compliant are planned to be replaced or upgraded. Certain computer-controlled machines in Harman's factories have not yet been fully evaluated for Year 2000 compliance. The Company anticipates that remediation will be substantially complete not later than June 1999 at a cost not material to the consolidated financial statements.

The Company may be affected by customer or supplier Year 2000 issues. The Company has initiated programs to identify and address these issues. Programs involving major automotive customers, such as Chrysler, Mercedes Benz and BMW, are substantially complete.

Management believes that Year 2000 issues will not materially impact the Company's results of operations, liquidity or financial condition. The most reasonably likely worst case would be minor delays in production or product shipments. The Company has not developed contingency plans, and management believes that large-scale contingency planning is not warranted given current progress on Year 2000 compliance and the relatively low level of risk identified.


Effects of Inflation and Currency Exchange Rates

The Company maintains significant assets and operations in Germany, the United Kingdom, Denmark, France, Austria, Switzerland and
Mexico. As a result, exposure to foreign currency gains and losses exists. A portion of foreign currency exposure is hedged by incurring liabilities, including bank debt, denominated in the local currency where subsidiaries are located.

The subsidiaries of the Company purchase products and parts in various currencies. As a result, the Company may be exposed to cost increases relative to local currencies in the markets to which it sells. To mitigate such adverse trends, the Company enters into forward exchange contracts and other hedging activities. Also, foreign currency positions are partially offsetting and are netted against one another to reduce exposure.

Some products made in the U.S. are sold abroad. As a result, sales of such products are affected by the value of the U.S. dollar relative to other currencies. Any long-term strengthening of the U.S. dollar could depress these sales.

Competitive conditions in the Company's markets may limit its ability to increase product pricing in the face of adverse currency movements. However, due to the multiple currencies involved in the Company's business and the netting effect of various simultaneous transactions, the Company's foreign currency positions are partially offsetting.



Recent Accounting Pronouncements

Recent accounting pronouncements SFAS No. 130, "Reporting
Comprehensive Income," SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," and SFAS No. 133,
"Accounting for Derivative Instruments and Hedging Activities," are discussed in footnote 1 to the consolidated financial statements, "Summary of Significant Accounting Policies."

                                                 26
                                                                   54

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


 /s/ Bernard A. Girod                 /s/ Frank Meredith
Bernard A. Girod                      Frank Meredith
President and Chief                   Vice President, Finance &
Operating Officer                     Administration and Chief
                                      Financial Officer

--------------------------------------------------------------------------
Independent Auditor's Report

The Board of Directors and Shareholders of Harman International
Industries, Incorporated:

We have audited the accompanying consolidated balance sheets of Harman International Industries, Incorporated and subsidiaries as of June 30, 1998 and 1997 and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harman International Industries, Incorporated and subsidiaries as of June 30, 1998 and 1997 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1998 in conformity with generally accepted accounting principles.


 /s/ KPMG Peat Marwick LLP
Los Angeles, California
August 12, 1998


                                                 27
                                                                      55

Consolidated Balance Sheets
Harman International Industries, Incorporated and Subsidiaries

                                                            June 30, 1998 and 1997
                                              ($000s omitted except share amounts)
Assets                                                  1998               1997
                                                    -----------        -----------
 Current assets
   Cash and cash equivalents                        $   16,204              4,230
   Receivables (less allowance for
      doubtful accounts of $10,072 in 1998
      and $9,116 in 1997)                              299,881            306,230
   Inventories (note 2)                                307,189            320,102
   Other current assets                                 71,929             48,737
                                                    -----------        -----------
Total current assets                                   695,203            679,299
                                                    -----------        -----------
Property, plant and equipment,
   net (notes 3, 5 and 6)                              248,368            207,947
Excess of cost over fair value of assets
   acquired (less accumulated amortization
   of $20,963 in 1998 and $16,085 in 1997)
   (note 14)                                           161,712            109,606
Other assets                                            25,401             17,402
                                                    -----------        -----------
Total assets                                        $1,130,684          1,014,254
                                                    -----------        -----------
Liabilities and Shareholders' Equity
Current liabilities
   Short-term borrowings (notes 4 and 5)            $   18,333             15,808
   Current portion of long-term debt (note 5)           55,698             23,949
   Accounts payable                                    113,367            104,121
   Accrued liabilities                                 139,890            107,370
                                                    -----------        -----------
Total current liabilities                              327,288            251,248
                                                    -----------        -----------
Borrowings under revolving credit facility
   (note 5)                                              6,554            142,873
Senior long-term debt (note 5)                         253,055             14,770
Subordinated long-term debt (note 5)                        --            108,750
Other non-current liabilities                           31,253             29,057
Minority interest                                          635                794
Shareholders' equity (notes 5 and 7)
   Preferred stock, $.01 par value.
      Authorized 5,000,000 shares; none
      issued and outstanding                                --                 --
   Common stock, $.01 par value.
      Authorized 50,000,000 shares; issued
      and outstanding 18,633,322 shares in
      1998 and 18,456,583 shares in 1997                   186                185
   Additional paid-in capital                          288,336            284,490
   Equity adjustment from foreign currency
      translation                                      (21,478)           (16,240)
   Retained earnings                                   244,855            198,327
                                                    -----------        -----------
Total shareholders' equity                             511,899            466,762
                                                    -----------        -----------
Commitments and contingencies
   (notes 6, 11 and 12)
Total liabilities and shareholders' equity          $1,130,684          1,014,254
                                                    -----------        -----------

See accompanying notes to consolidated financial statements.

                                            28

Consolidated Statements of Operations
Harman International Industries, Incorporated and Subsidiaries

                                                    Years ended June 30, 1998, 1997, 1996
                                                  ($000s omitted except per share amounts)
                                       1998                 1997                 1996
                                  --------------       --------------       --------------
Net sales                          $  1,513,255            1,474,094            1,361,595
Cost of sales                         1,107,229            1,053,614              953,470
                                  --------------       --------------       --------------
   Gross profit                         406,026              420,480              408,125
Selling, general and
   administrative expenses              305,701              318,507              302,747
                                  --------------       --------------       --------------
   Operating income                     100,325              101,973              105,378
Other expenses
   Interest expense                      24,885               23,640               27,510
   Miscellaneous, net                      (267)                 432                2,844
                                  --------------       --------------       --------------
    Income before income
      taxes, minority interest
      and extraordinary item             75,707               77,901               75,024

Income tax expense (note 8)
   Federal                                8,781               14,391               14,401
   Foreign and state                     13,070                8,571                9,349
                                  --------------       --------------       --------------
     Total income tax expense            21,851               22,962               23,750
     Minority interest                       30                  107                 (768)
                                  --------------       --------------       --------------
     Income before
       extraordinary item                53,826               54,832               52,042
Extraordinary item, net of
     income tax effect
     of $1,610                           (3,583)                  --                   --
                                  --------------       --------------       --------------
   Net income                     $      50,243               54,832               52,042
                                  --------------       --------------       --------------
Basic EPS before extraor-
   dinary item (note 13)          $        2.90                 2.96                 3.16
Extraordinary item (note 13)              (0.19)                  --                   --
                                  --------------       --------------       --------------
Basic EPS (note 13)               $        2.71                 2.96                 3.16
                                  --------------       --------------       --------------

Diluted EPS before extraor-
   dinary item (note 13)          $        2.86                 2.90                 3.09
Extraordinary item (note 13)              (0.19)                  --                   --
                                  --------------       --------------       --------------
Diluted EPS (note 13)             $        2.67                 2.90                 3.09
                                  --------------       --------------       --------------

Weighted average shares
    outstanding - basic
    (note 13)                            18,574               18,552               16,474
Weighted average shares
    outstanding - diluted
    (note 13)                            18,884               18,894               16,865



See accompanying notes to consolidated financial statements.

                                            29

Consolidated Statements of Cash Flows
Harman International Industries, Incorporated and Subsidiaries

                                                             Years ended June 30, 1998, 1997, 1996
                                                                                    ($000s omitted)
                                                  1998                1997                1996
                                             --------------      --------------      --------------
Cash flows from operating activities:
   Net income                                 $     50,243              54,832              52,042
Adjustments to reconcile net
   income to net cash provided
   by (used in) operating activities:
   Depreciation                                     54,801              48,265              46,594
   Amortization of intangible assets                 7,713               5,921               5,418
   Amortization of deferred income                      --                  --              (1,078)
   Tax benefit attributable to
       stock options                                   172                 522               1,110
   Deferred income taxes                            15,530              10,449               7,394
Change in working capital, net of
   acquisition/disposition effects:
Decrease (increase) in:
   Receivables                                       7,280              (8,898)            (31,044)
   Inventories                                     (20,644)            (14,746)            (67,646)
   Other current assets                            (12,900)             (3,231)             (2,466)
Increase (decrease) in:
   Accounts payable                                 (1,855)             (4,460)             17,960
   Accrued liabilities and income
      taxes payable                                (10,191)            (24,255)            (47,564)
(Gain) loss on disposition
     of assets                                      (6,454)                226                 505
                                             --------------      --------------      --------------
Net cash provided by (used in)
      operating activities                    $     83,695              64,625             (18,775)
                                             --------------      --------------      --------------
Cash flows from investing
   activities:
   Payment for purchase of
      companies, net of cash
      acquired                                $    (98,210)                 --             (18,650)
   Proceeds from asset
      dispositions                                  66,529               3,666              16,670
   Capital expenditures for
      property, plant and equipment                (57,528)            (62,417)            (80,528)
   Other items, net                                 (4,486)               (305)             (2,879)
                                             --------------       -------------      --------------
Net cash used in investing
      activities                              $    (93,695)            (59,056)            (85,387)
                                             --------------       -------------      --------------
Cash flows from financing
   activities:
   Net repayments of lines
      of credit                               $      2,264             (10,559)               (936)
   Proceeds from issuance of
      long-term debt                               236,640              28,714               5,057
   Repayments of long-term debt                   (216,890)             (6,062)            (19,236)
   Proceeds from issuance of
      common stock                                      --                  --             109,069
   Dividends paid to shareholders                   (3,715)             (3,709)             (3,210)
   Exercise of stock options                         3,675                 974               2,469
   Stock retirement                                     --             (11,000)                 --
                                             --------------      --------------      --------------
   Net cash flow provided by
     (used in) financing activities           $     21,974              (1,642)             93,213
                                             --------------      --------------      --------------
Net increase (decrease) in cash
   and cash equivalents                       $     11,974               3,927             (10,949)
Cash and cash equivalents at
   beginning of year                                 4,230                 303              11,252
                                             --------------      --------------      --------------
Cash and cash equivalents
   at end of year                             $     16,204               4,230                 303
                                             --------------      --------------      --------------
Supplemental schedule of
   non-cash investing activities:
   Fair value of assets acquired              $    160,164                  --              14,650
   Cash paid for the capital stock                  98,210                  --              11,757
                                             --------------      --------------      --------------
   Liabilities assumed                        $     61,954                  --               2,893
                                             --------------      --------------      --------------

See accompanying notes to consolidated financial statements.


                                            30

Consolidated Statements of Shareholders' Equity
Harman International Industries, Incorporated and Subsidiaries

                                                               Years ended June 30, 1998, 1997 and 1996
                                                                                        ($000s omitted)
                                                             Equity
                           Common        Additional     adjustment from                       Net
                         Stock $.01       paid-in       foreign currency    Retained      shareholders'
                         par value        capital         translation       earnings         equity
                       -------------   --------------   ---------------   ------------   --------------
 Balance,
   June 30, 1995        $       152          156,257             6,157        126,924          289,490
                       -------------   --------------   ---------------   ------------   --------------
Issuance of
  common stock                   23          109,046                --             --          109,069
Exercise of
  stock options                   2            2,467                --             --            2,469
Tax benefit
  attributable
  to stock
  option plan                    --            1,110                --             --            1,110
Foreign currency
  equity
  adjustment                     --               --           (11,063)            --          (11,063)
Final settlement
  of Becker
  acquisition                     2           (3,429)               --             --           (3,427)
Stock dividend (5%)               7           28,542                --        (28,552)              (3)
Dividends ($.20
  per share)                     --               --                --         (3,210)          (3,210)
Net income                       --               --                --         52,042           52,042
                       -------------   --------------   ---------------   ------------   --------------
Balance,
  June 30, 1996         $       186          293,993            (4,906)       147,204          436,477
                       -------------   --------------   ---------------   ------------   --------------
Exercise of
  stock options                   1              973                --             --              974
Tax benefit
  attributable
   to stock
   option plan                   --              522                --             --              522
Foreign currency
  equity
  adjustment                     --               --           (11,334)            --          (11,334)
Common stock
  retirement                     (2)         (10,998)               --             --          (11,000)
Dividends ($.20
  per share)                     --               --                --         (3,709)          (3,709)
Net income                       --               --                --         54,832           54,832
                       -------------   --------------   ---------------   ------------   --------------
Balance,
  June 30, 1997         $       185          284,490           (16,240)       198,327          466,762
                       -------------   --------------   ---------------   ------------   --------------
Exercise of
  stock options                   1            3,674                --             --            3,675
Tax benefit
  attributable
   to stock
   option plan                   --              172                --             --              172
Foreign currency
  equity
  adjustment                     --               --            (5,238)            --           (5,238)
Dividends ($.20
  per share)                     --               --                --         (3,715)          (3,715)
Net income                       --               --                --         50,243           50,243
                       -------------   --------------   ---------------   ------------   --------------
Balance,
  June 30, 1998         $       186          288,336           (21,478)       244,855          511,899
                       -------------   --------------   ---------------   ------------   --------------







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

Where necessary, prior years' information has been reclassified to conform to the 1998 consolidated financial statement presentation.

Cash Equivalents. Cash equivalents of $13.3 million and $0.2 million with maturities less than three months were included in cash and cash equivalents at June 30, 1998 and 1997, respectively.

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

Software Development Costs. The Company defers certain software costs for products which demonstrate technological feasibility and whose deferred cost is considered recoverable by management. The deferred costs are amortized over the products' estimated economic lives, usually three years. Deferred costs at June 30, 1998, totaled $6.3 million, net of accumulated amortization of $0.4 million.

Research and Development. Research and development costs are expensed as incurred. The Company's expenditures for research and development were $65,926,000, $66,451,00 and $59,171,000 for the fiscal years ending June 30, 1998, 1997 and 1996, respectively.

Stock Option Plan. Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," the Company elected to continue to apply the provisions of APB Opinion No. 25 for stock-based compensation accounting and reporting. The Company provides disclosure of pro forma net


                                       32
                                                                       60
income and pro forma earnings per share for grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied.

Use of Estimates. Estimates and assumptions have been made relating to the reporting of assets and liabilities to prepare the consolidated financial statements in conformity with generally accepted accounting principles. Actual results may differ from those estimates.

Recent Accounting Pronouncements. In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in supplemental presentation commencing July 1, 1998.

In June 1997, the Financial Accounting Standards Board issued SFAS
No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the reporting of operating segment information in annual financial statements and in interim financial reports issued to shareholders. SFAS No. 131 is effective for financial statements issued for periods beginning after December 15, 1997. Adoption will result only in additional disclosure.

In June 1998, the FASB issued SFAS No. 133, "Accounting for
Derivative Instruments and Hedging Activities." SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. For a derivative designated as a hedge, gain or loss is netted against the offsetting loss or gain on the hedged item.
SFAS No. 133 is effective for financial statements issued for periods beginning after June 15, 1999. Adoption of SFAS No. 133 should not have a material effect on the Company's results of operations, liquidity or financial condition.

2.  INVENTORIES

Inventories consist of the following:

June 30 ($000s omitted)             1998           1997
                                 ----------     ----------
Raw materials and supplies       $ 120,905         98,786
Work in process                     28,816         26,753
Finished goods and inventory
   purchased for resale            157,468        194,563
                                 ----------     ----------
Total                            $ 307,189        320,102
                                 ----------     ----------

3.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are composed of the following:

June 30 ($000s omitted)               1998              1997
                                  -----------       -----------

Land                              $    3,966             2,361
Buildings and improvements            89,965            79,505
Machinery and equipment              312,806           310,278
Furniture and fixtures                35,684            33,722
                                  -----------       -----------
                                     442,421           425,866
Less accumulated depreciation
   and amortization                 (194,053)         (217,919)
                                  -----------       -----------
Property, plant and
   equipment, net                 $  248,368           207,947
                                  -----------       -----------

4.  SHORT-TERM BORROWINGS

At June 30, 1998, the Company had unsecured short-term lines of credit for certain international subsidiaries aggregating $19.8 million with outstanding borrowings of approximately $16.5 million. Interest rates based on various indices ranged from 1.9 percent to 8.6 percent. At June 30, 1997, the Company had outstanding borrowings of approximately
$7.6 million and interest rates ranging from 3.75 percent to 8.0 percent.

                                       33
                                                                       61

Notes to Consolidated Financial Statements continued
Harman International Industries, Incorporated and Subsidiaries


The Company utilizes the swing line feature of the revolving credit facility to meet its short-term borrowing requirements. At June 30, 1998, the Company had $1.8 million drawn on its swing lines at base rates in the local countries where the funds were drawn, ranging from
3.7 percent in France to 8.0 percent in the United Kingdom. At June 30, 1997, the Company had $8.2 million drawn on its swing lines at base rates in the local countries where the funds were drawn, ranging from
3.0 percent in Switzerland to 7.0 percent in the United Kingdom.

5.  LONG-TERM DEBT

The Company and certain subsidiaries have a five-year multi-currency revolving credit facility with a group of eleven banks committing $275 million to the Company for cash borrowings and letters of credit through September 30, 2002. At June 30, 1998, the Company had borrowings of $8.4 million on the revolving credit facility (including swing line, competitive advance and revolving credit borrowings) and outstanding letters of credit of $7.7 million. The unused credit under the revolving credit facility at June 30, 1998, was $258.9 million. Interest rates, at LIBOR plus 0.20 percent, ranged from 0.7 percent in Japan to
5.0 percent in Denmark. The Company is required under the revolving credit agreement to maintain certain financial ratios and meet certain net worth and indebtedness tests. The Company was in compliance with such covenants at June 30, 1998 and 1997.

The Company's other long-term debt agreements contain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional indebtedness, create restrictions on subsidiary dividends and distributions, limit the Company's ability to encumber certain assets and restrict the Company's ability to issue capital stock of its subsidiaries. The Company was in compliance with the terms of its long-term debt agreements at June 30, 1998 and 1997. Under the most restrictive provisions, limited amounts of dividends may be paid as of June 30, 1998.

Interest paid for both short- and long-term borrowings was $27,576,000, $24,579,000, and $26,675,000 during the fiscal years ended June 30, 1998, 1997 and 1996, respectively.

Long-term debt is composed of the following:

June 30 ($000s omitted)                        1998                  1997
                                          --------------       --------------
Senior notes, unsecured,
   due September 30, 1997,
   interest due semiannually
   at 10.4%                                $         --               17,500
Senior subordinated notes,
   unsecured, due December 1,
   1998, interest payments due
   semiannually at 11.2%                         45,000               45,000
Senior subordinated notes,
   unsecured, due August 1,
   2002, interest due
   semiannually at 12.0%                             --               63,750
Borrowings under revolving
   credit facility, due September
   30, 2002, with variable rates
   ranging from 0.7% to 5.0%
   at June 30, 1998                               6,554              142,873
Senior notes, unsecured,
  due July 1, 2007, interest
  due semiannually at 7.3%                      150,000                   --
Borrowings under Deutschmark
  Facility, due August 30, 2002;
  variable rate was 3.9% at
  June 30, 1998                                  82,935                   --
Obligations under
   capital leases (note 6)                       24,349               12,251
Other unsubordinated loans
   due in installments through
   2012, some of which vary with
   the prime rate, bearing interest
   at an average effective rate of
   7.6% at June 30, 1998                          6,469                8,968
                                          --------------       --------------
Total                                           315,307              290,342
Less current installments                       (55,698)             (23,949)
                                          --------------       --------------
Long-term debt                             $    259,609              266,393
                                          --------------       --------------

                                       34
                                                                        62

Long-term debt, including obligations under capital leases, maturing in each of the next five fiscal years (000's omitted) is as follows:
-------------------------------------------------
   1999                              $    55,698
   2000                                   10,796
   2001                                    6,071
   2002                                      924
   2003                                   90,092
   Thereafter                            151,726
-------------------------------------------------

6.  LEASES

The following analysis represents property under capital leases:

June 30 ($000s omitted)        1998                1997
                           --------------      --------------
Capital lease assets        $    35,022              22,116
Less accumulated
    amortization                 (7,919)             (8,247)
                           --------------      --------------
   Net                      $    27,103              13,869
                           --------------      --------------

Capital lease obligations of $12.9 million and $7.3 million were incurred to fund equipment additions during the fiscal years ended June 30, 1998 and 1997, respectively. Fiscal 1996 activity was not material.

At June 30, 1998, the Company is liable for the following minimum lease commitments under terms of noncancelable lease agreements:

                                       Capital            Operating
($000s omitted)                        Leases               Leases
                                    -----------        --------------
1999                                 $  10,280          $    34,372
2000                                     9,388               32,020
2001                                     8,092               28,528
2002                                       590               23,419
2003                                       526               20,107
Thereafter                                 564               98,618
                                    -----------        --------------
Total minimum lease payments            29,440          $   237,064
                                                       --------------
less interest                           (5,091)
                                    -----------
Present value of minimum
   lease payments                    $  24,349
                                    -----------

Operating lease expense net of subrental income under operating leases having noncancelable terms of greater than one year for the years ended June 30, 1998, 1997 and 1996 was $33,288,000, $30,154,000, and
$25,871,000, respectively.

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

The 1992 Plan replaces the Company's 1987 Plan and adds an automatic grant feature for non-officer directors. The 1987 Plan has been terminated; however, options previously granted pursuant to this Plan remain outstanding and will be exercisable in accordance with the terms of the Plan. Automatic awards to non-officer directors are only made under the 1992 Plan.

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


                                       35
                                                                     63

Notes to Consolidated Financial Statements continued
Harman International Industries, Incorporated and Subsidiaries



No stock appreciation rights or performance units were outstanding at June 30, 1998. Options to purchase shares of Common Stock have been granted under both Plans. Options granted are at prices not less than market value on the date of grant and, under the terms of the 1992 Plan, may not be repriced. Options granted pursuant to the 1987 and 1992
Plans generally vest over five years and expire ten years from the date of grant.

For purposes of the following disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation," the fair value of each option granted has been estimated on the date of grant using the Black-Scholes option-pricing model, with the following assumptions for grants in fiscal 1998 and fiscal 1997: annual dividends consistent with the Company's current dividend policy, which resulted in payments of $0.20 per share in fiscal 1998 and fiscal 1997; expected volatility of 34 percent in fiscal 1998 and 33 percent in fiscal 1997; risk free interest rate of 5.2 percent in fiscal 1998 and 5.9 percent in fiscal 1997; and expected life of 2.3 years from the vesting date. The weighted average fair value of options granted was $16.56 in fiscal 1998 and $16.43 in fiscal 1997. Pro forma compensation cost for fiscal 1998 and fiscal
1997 awards under the stock option program, recognized in accordance with SFAS No. 123, would reduce the Company's net income from $50.2 million (basic EPS of $2.71 and diluted EPS of $2.67) to $47.9 million (basic EPS of $2.58 and diluted EPS of $2.54) in fiscal 1998, and from $54.8 million (basic EPS of $2.96 and diluted EPS of $2.90) to $52.9 million (basic EPS of $2.85 and diluted EPS of $2.80) in fiscal 1997. Pro forma net income reflects only options granted from fiscal
1996 through fiscal 1998. Because the pro forma compensation cost for the stock option program is recognized over the five year vesting period, the foregoing pro forma reductions in the Company's net income are not representative of anticipated amounts in future years.

At June 30, 1998, a total of 2,129,107 shares of Common Stock were reserved for issuance under the 1992 Plan.

Stock Option Activity Summary:  years ended June 30

                                                   Weighted Average
                                  Shares           Exercise Price
                                -----------        --------------
Balance at June 30, 1995         1,250,770             $25.35
                                -----------
   Stock dividend                   62,550                ---
   Granted                          95,500             $48.32
   Canceled                        (78,859)            $29.64
   Exercised                      (185,878)            $15.06
                                -----------
Balance at June 30, 1996         1,144,083             $27.26
                                -----------
   Granted                         410,100             $43.64
   Canceled                        (39,151)            $31.62
   Exercised                       (66,596)            $20.14
                                -----------
Balance at June 30, 1997         1,448,436             $32.11
                                -----------
   Granted                         313,550             $41.98
   Canceled                        (96,708)            $39.71
   Exercised                      (190,945)            $22.37
                                -----------
Balance at June 30, 1998         1,474,333             $34.97
                                -----------

Options Outstanding at June 30, 1998

                                             Weighted               Weighted
   Range of                                   average                average
   exercise             Number of          remaining life           exercise
    prices               options              in years                price
-----------------      ------------       ----------------       --------------
$  7.38-7.38                79,800                   3.37             $   7.38
$10.12-12.02                13,304                   3.60             $  11.50
$13.10-16.07                 7,875                   4.58             $  14.07
$16.43-19.76                76,056                   4.68             $  19.49
$21.55-25.95               131,682                   5.37             $  24.67
$28.01-34.40               442,596                   6.25             $  32.59
$36.75-54.63               723,020                   8.57             $  43.64
-----------------      ------------
$ 7.38-54.63             1,474,333                   7.04             $  34.97
-----------------      ------------

Options Exercisable at June 30, 1998

                                                   Weighted
    Range of                                        average
    exercise              Number of                exercise
     prices                options                   price
-----------------       -------------           --------------
$  7.38-7.38                 79,800                $  7.38
$10.12-12.02                 13,304                $ 11.50
$13.10-16.07                  7,875                $ 14.07
$16.43-19.76                 50,186                $ 19.34
$21.55-25.95                129,898                $ 24.69
$28.01-34.40                346,978                $ 32.09
$36.75-54.63                173,210                $ 45.90
-----------------       -------------
$  7.38-54.63               801,251                $ 30.10
-----------------       -------------



                                       36
                                                                     64

8.  INCOME TAXES

Income tax expense (benefit) consists of the following:

Years ended June 30          1998                1997             1996
                       ---------------     ------------       -----------
($000s omitted)
Current:
   Federal              $      12,860           11,513            14,281
   State                        1,864              609               585
   Foreign                     10,556            7,345             8,796
                       ---------------     ------------       -----------
                               25,280           19,467            23,662
                       ---------------     ------------       -----------
Deferred:
   Federal                     (4,079)           2,878               120
   State                          650              617               (32)
                       ---------------     ------------       -----------
                               (3,429)           3,495                88
                       ---------------     ------------       -----------
Total                   $      21,851           22,962            23,750
                       ---------------     ------------       -----------

The tax provisions and analysis of effective income tax rates are comprised of the following items:

Years ended June 30                     1998                1997               1996
                                  ---------------       ------------       ------------
($000s omitted)
Provision for Federal
   income taxes
   before credits at
   statutory rate                  $      26,497             27,265            26,258
State income taxes                         1,878              1,226               553
Difference between
   Federal statutory
   rate and foreign
   effective rate                         (8,335)              (409)           (4,947)
Permanent differences
   between financial and
   tax accounting income                     831               (475)              141
Tax exempt foreign sales
   corporation earnings                   (1,575)            (1,427)           (1,089)
Change in valuation
   allowance                              (6,609)            (2,809)               --
Change in other
  tax liabilities                          5,919                 --                --
Losses without (with)
   income tax benefit                      3,984              1,582             1,164
Federal income
   tax credits                            (1,500)              (950)             (858)
Other                                        761             (1,041)            2,528
                                  ---------------       ------------       -----------
Total                              $      21,851             22,962            23,750
                                  ---------------       ------------       -----------

Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities and available tax loss carry-forwards.

The following deferred taxes are recorded:

Assets/(liabilities)
June 30 ($000s omitted)                           1998                    1997
                                            ---------------          ------------
Inventory costing differences                $       4,515                 5,547
Valuations and other allowances                      7,879                12,824
                                            ---------------          ------------
Total gross deferred tax asset               $      12,394                18,371
Less valuation allowance                                --                (6,609)
                                            ---------------          ------------
Deferred tax asset                           $      12,394                11,762
Total gross deferred tax liability
   from fixed asset depreciation                   (12,118)              (11,093)
                                            ---------------          ------------
Net deferred tax asset                       $         276                   669
                                            ---------------          ------------

Management believes the results of future operations will generate sufficient taxable income to realize the net deferred tax asset.

The Company acquired tax loss carryforwards from foreign subsidiaries Becker and AKG of approximately 100 million German marks and 250 million Austrian schillings. Current law in both countries allows indefinite carryforwards, although the AKG carryforwards cannot be utilized until fiscal year 1999. Certain other foreign entities also have tax loss carryforwards that could reduce future tax liabilities. An asset has not been booked to reflect the potential benefit of these carryforwards. Goodwill reduction resulting from tax loss carryforward utilization was 28.1 million German marks for Becker in fiscal 1998,
8.1 million German marks for Becker in fiscal 1997 and 4.7 million
German marks for Becker and 1.2 million Swiss francs for Studer in fiscal 1996.

Cash paid for Federal, state and foreign income taxes was $17,299,000, $15,597,000, and $15,637,000, during fiscal years ended June 30, 1998,
1997 and 1996, respectively.


                                       37
                                                                      65

Notes to Consolidated Financial Statements continued
Harman International Industries, Incorporated and Subsidiaries


9.  BUSINESS SEGMENT DATA

The Company's predominant business is the design, manufacture and distribution of high fidelity audio products. In the domestic and international segments, one customer accounted for approximately 14.3%, 9.9% and 10.4% of consolidated net sales for the years ended June 30, 1998, 1997 and 1996.

The following table shows net sales, operating income and identifiable assets by geographic segments for the years ended June 30, 1998, 1997 and 1996. The net sales shown below for the United States include export sales of $306.2 million, $299.6 million and $259.1 million for the fiscal years ended June 30, 1998, 1997 and 1996, respectively.

Geographic Segmentation
Years ended June 30                 1998                 1997               1996
                              ----------------      -------------      -------------
($000s omitted)
Net sales:
   U.S.                        $    1,035,084          1,044,306            908,111
   International                      672,176            635,228            635,452
   Intercompany/
   Interregion                       (194,005)          (205,440)          (181,968)
                              ----------------      -------------      -------------
Total                          $    1,513,255          1,474,094          1,361,595
                              ----------------      -------------      -------------
Operating income:
   U.S.                        $       74,093             75,314             78,710
   International                       29,299             25,873             40,695
   Unallocated
      operating expenses               (3,067)               786            (14,027)
                              ----------------      -------------      -------------
Total                          $      100,325            101,973            105,378
                              ----------------      -------------      -------------
Identifiable assets:
   U.S.                        $      588,417            548,417            519,422
   International                      492,966            452,080            463,466
   Corporate                           49,301             13,757             13,321
                              ----------------      -------------      -------------
Total                          $    1,130,684          1,014,254            996,209
                              ----------------      -------------      -------------

10.  EMPLOYEE BENEFIT PLANS

Under the Retirement Savings Plan, domestic employees may contribute by deferring up to 12.0% of their pretax compensation. With the approval of the Board of Directors, each division may also make a basic contribution equal to 2.0% of a participating employee's salary; a matching contribution of up to 3.0% (50.0% on the first
6.0% of an employee's tax-deferred contribution); and a profit sharing contribution. Profit sharing and matching contributions vest at a rate of 25.0% for each year of service with the employer, beginning with the third full year of service. Expenses related to the Retirement Savings Plan for the years ended June 30, 1998, 1997 and 1996 totaled $5,448,000, $2,516,000 and $4,338,000, respectively.

The Company also has a Supplemental Executive Retirement Plan
(SERP) that provides normal retirement, preretirement and termination benefits, as defined, to certain key executives designated by the Board of Directors. Expenses related to the SERP for the years ended June 30, 1998, 1997 and 1996 were $668,000, $683,000 and $214,000, respectively.

Additionally, certain non-domestic subsidiaries maintain defined benefit pension plans. These plans are not material to the accompanying consolidated financial statements.

11.  COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are involved in several legal actions. The outcome cannot be predicted with certainty; however, management, based upon advice from legal counsel, believes such actions are either without merit or will not have a material adverse effect on the Company's financial position or results of operations.

In June 1998, Harman's Board of Directors authorized the repurchase of up to 1.5 million shares of Company common stock in the open market. The repurchases are expected to be funded through operating cash flow.


                                       38
                                                                     66

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

Foreign Currency Contracts. At June 30, 1998, the Company had contracts maturing through June 1999, to purchase and sell the equivalent of approximately $124 million of various currencies. The fair value of foreign currency contracts used for hedging purposes is estimated by obtaining quotes from brokers. The cost of foreign currency contracts approximated fair value at June 30, 1998.

Long-Term Debt. Fair values of long-term debt are based on market prices where available. When quoted market prices are not available, fair values are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying value and fair value of long-term debt, excluding obligations under capital leases and unsubordinated loans are $284.5 million and $286.7 million, respectively, at June 30, 1998.

13.  EARNINGS PER SHARE INFORMATION

Years ended June 30
($000s omitted except
per share amounts)                  1998                       1997                       1996
                           -----------------------    -----------------------    -----------------------
                             Basic        Diluted      Basic         Diluted       Basic        Diluted
                           ----------   ----------    ----------   ----------    ----------   ----------
Income before
  extraordinary item        $ 53,826       53,826        54,832       54,832        52,042       52,042
Extraordinary item,
  net of taxes                (3,583)      (3,583)           --           --            --           --
                           ----------   ----------    ----------   ----------    ----------   ----------
Net income                  $ 50,243       50,243        54,832       54,832        52,042       52,042
                           ----------   ----------    ----------   ----------    ----------   ----------

Shares of Harman
  common stock
  outstanding                 18,574       18,574        18,552       18,552        16,474       16,474
Employee stock
  options                         --          270            --          342            --          391
                           ----------   ----------    ----------   ----------    ----------   ----------
Total average
  equivalent shares           18,574       18,844        18,552       18,894        16,474       16,865
                           ----------   ----------    ----------   ----------    ----------   ----------

Earnings per share
  before
  extraordinary item        $   2.90         2.86          2.96         2.90          3.16         3.09
Extraordinary item,
  net of taxes                 (0.19)       (0.19)           --           --            --           --
                           ----------   ----------    ----------   ----------    ----------   ----------
Earnings per share          $   2.71         2.67          2.96         2.90          3.16         3.09
                           ----------   ----------    ----------   ----------    ----------   ----------


14.  ACQUISITIONS

In August 1997, the Company acquired Oxford, a manufacturer of automotive OEM loudspeakers for Chrysler with facilities in the United States and Mexico.

In December 1997, the Company acquired Audio Electronic Systems
(AES), a manufacturer of automotive OEM loudspeakers with facilities in Germany, Sweden and Hungary. AES supplies loudspeakers on an OEM basis to European automakers including BMW, Mercedes, Volvo, Volkswagen and Fiat.

The acquisitions of Oxford and AES are not material to the consolidated financial statements.

                                                 39

Notes to Consolidated Financial Statements continued
Harman International Industries, Incorporated and Subsidiaries


15.  QUARTERLY SUMMARY OF OPERATIONS (UNAUDITED)

The following is a summary of operations by quarter for fiscal 1998 and 1997:

Three months ended: ($000s omitted except per share amounts)
Fiscal 1998                SEPT 30          DEC 31         MAR 31           JUN 30
                        -------------    ------------   -------------   -------------
Net sales                $  329,269         402,964         391,917         389,105
Gross profit             $   89,006         110,759         109,936          96,325
Net income               $    4,924          15,952          15,053          14,314
EPS-basic                $      .27             .86             .81             .77
EPS-diluted              $      .26             .84             .80             .76

Fiscal 1997
Net sales                $  338,003         401,319         358,140         376,632
Gross profit             $   94,794         117,594         103,542         104,550
Net income               $    7,569          19,556          10,324          17,383
EPS-basic                $      .41            1.05             .56             .94
EPS-diluted              $      .40            1.02             .55             .93



Shareholder Information
Harman International Industries, Incorporated and Subsidiaries

                                         Fiscal 1998         Fiscal 1997           Fiscal 1996
                                        ----------------      ----------------        ----------------
Market Price                 High    Low       High    Low       High    Low

First quarter
   ended September 30      $50.063  39.000   $50.625  40.250   $49.750  35.596
Second quarter
   ended December 31        57.063  35.250    55.875  48.000    48.875  39.750
Third quarter
   ended March 31           46.813  38.250    56.125  33.250    41.250  32.000
Fourth quarter
   ended June 30            46.438  36.750    43.250  33.250    56.500  37.375

The Common Stock of the Company is listed on the New York Stock
Exchange and is reported on the New York Stock Exchange Composite
Tape under the symbol HAR. As of June 30, 1998, the Company's
Common Stock was held by approximately 202 record holders.

The table above sets forth the reported high and low sales prices of the Company's Common Stock, as reported on the New York Stock
Exchange, for each quarterly period for fiscal years ended June 30, 1998, 1997, and 1996.

The Company paid dividends during fiscal 1998, 1997 and fiscal 1996 of $.20 per share, with a dividend of $.05 paid in each of the four quarters. In August 1995, a special 5 percent stock dividend was paid.

                                       40
                                                                      68

CORPORATE OFFICERS

Sidney Harman
Chairman and Chief Executive Officer

Bernard A. Girod
President and Chief Operating Officer

Gregory Stapleton
President - OEM Group

Frank Meredith
Vice President - Finance and Administration and Chief Financial Officer

Erich Geiger
Chief Technical Officer

Philip Hart
President - Professional Group

Thomas Jacoby
Chief Marketing Officer

William S. Palin
Vice President - Controller

Sandra B. Robinson
Vice President - Financial Operations

Edwin Summers
Vice President and General Counsel

Floyd E. Toole
Vice President - Acoustics



INDEPENDENT AUDITOR

KPMG Peat Marwick LLP
725 South Figueroa Street
Los Angeles, CA 90017
(213) 972-4000


DIRECTORS

Bernard A. Girod
Sidney Harman
Shirley Mount Hufstedler
Ann McLaughlin
Edward H. Meyer
Gregory Stapleton
Stanley A. Weiss

ANNUAL MEETING

The annual meeting of shareholders will be held on November 10, 1998, at Chase Manhattan Bank, 270 Park Avenue, New York, New York
10017 at 11:00 a.m. EST. A proxy statement was sent to shareholders on or about September 15, 1998, at which time proxies for the meeting were requested.

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


                                                                             69