Form 10-K405, Exhibit 13
period 1999-06-30
HARMAN INTERNATIONAL INDUSTRIES INC /DE/
filed 1999-09-15
CIK 800459

                                          EXHIBIT 13.1

                    THIS PAGE LEFT BLANK INTENTIONALLY

                                     FINANCIALS

Financial Information Table of Contents

Management's Discussion and Analysis of
Financial Condition and Results of Operations        17

Statement of Management Responsibility               23

Independent Auditor's Report                         23

Consolidated Financial Statements
     Balance Sheets                                  24
     Statements of Operations                        25
     Statements of Cash Flows                        26
     Statements of Shareholders' Equity              27

Notes to Consolidated Financial Statements           28

Shareholder Information                              38

Officers and Directors                inside back cover

Annual Meeting                        inside back cover







Except for historical information contained herein, the matters discussed herein contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including without limitation, the effect of economic conditions, product demand, currency exchange rates, labor disputes, competitive products and other risks detailed herein and in the Company's other filings with the Securities and Exchange Commission.



Management's Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations. Net sales for fiscal 1999 were $1.500 billion, compared to $1.513 billion in fiscal 1998 and $1.474 billion in fiscal 1997. In fiscal 1999, sales of car loudspeakers and electronics to the automakers increased 15 percent over the prior year, and sales of loudspeakers and electronics to personal computer manufacturers increased substantially. Weakness in Asian markets and our decisions to discontinue marginally profitable product lines and dealers and to initiate a destocking program with our international distributors offset these gains. Fiscal 1999 Asian sales were over $60 million lower than fiscal 1998 levels, and fiscal 1998 Asian sales were over $60 million lower than fiscal 1997 levels. However, this trend began to turn in the fourth quarter of fiscal 1999, as we achieved Asian sales gains in excess of 10 percent compared to last year in both the Consumer Systems
Group and the Professional Group. The sales increase in fiscal 1998 was primarily driven by increased sales to the automakers, partially offset by currency translation effects and lower sales to consumer and professional audio dealers resulting from weakness in Asia and soft markets for audio products elsewhere.

The Company experiences seasonal fluctuations in sales and earnings. The first fiscal quarter is the weakest due to automotive model changeovers and the July and August holidays in Europe. Variations in seasonal demands among end-user markets may also cause operating results to vary from quarter to quarter.

During the second quarter of fiscal 1999, the Company completed planning and began implementation of a restructuring program designed to improve the profitability of the consumer business and other operations. The Company implemented a program to: (1) re-align the consumer audio dealer and distribution structure to strengthen the positioning of our various brands, (2) significantly reduce the number of marginally profitable product lines, and (3) significantly reduce overhead as a result of weakening consumer market conditions. These actions resulted in pretax charges totaling $66.4 million, as discussed in note 2 to the financial statements.

The restructuring program is proceeding as planned. The El Paso, Sunnyvale and Nagoya, Japan, facilities have been closed and other headcount and cost reductions programs are completed. Products previously manufactured at the El Paso plant have been discontinued or transitioned to external suppliers. The North America consumer business has completed its distribution changes.

The gross profit percentage was 26.5 percent in fiscal 1999, compared to 26.8 percent in fiscal 1998 and 28.5 percent in fiscal 1997. The decrease in fiscal 1999 was due to special charges recorded to reduce the carrying value of inventories of discontinued product lines totaling $24.3 million. Excluding the charges of $24.3 million, the gross profit percentage increased to 28.1 percent, resulting from higher margins in the automotive and personal computer operations, higher margins at JBL Professional and factory overhead reductions. The decrease in fiscal 1998 was due to lower factory leverage caused by the Asian sales shortfalls, pricing pressures in the consumer and professional audio markets associated with currency effects and unstable market conditions, and the divestiture of the Company's distribution operations in Germany, the United Kingdom, France and Japan, whose final margin on sales of the Company's products contributed to gross margin in prior years.

Selling, general and administrative expenses as a percentage of sales were 21.5 percent in fiscal 1999, compared to 20.2 percent in fiscal
1998 and 21.6 percent in fiscal 1997. In fiscal 1999, selling, general and administrative expenses included $5.1 million in special charges to write off marketing assets, including point-of-sale displays, associated with discontinued product lines and distributors and to record other costs associated with discontinued product lines. In fiscal 1998, selling,

Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)


general and administrative expenses were reduced by $8.9 million of income recorded on the sale of our German and Japanese distribution operations. Excluding these items, selling general and administrative expenses as a percentage of sales were 21.1 percent in fiscal 1999, compared to 20.8 percent in fiscal 1998. The increase in fiscal 1999 was due to a $10 million increase in engineering and development costs to support new business with automakers and personal computer manufacturers. The decrease in fiscal 1998 selling, general and administrative expenses as a percentage of sales resulted from the elimination of distribution company overhead associated with the divestitures discussed above and the contribution of $8.9 million of income recorded on the sale of the Company's German and Japanese distribution operations. These favorable effects were partially offset by costs incurred in our consumer and professional businesses to reduce overhead.

Plant closing and severance costs of $17.0 million were 1.1 percent of sales in fiscal 1999. Asset impairment costs of $20.0 million were 1.3 percent of sales for the same period. The plant closing and severance costs resulted from the closure of the El Paso, Texas, electronics plant, the closure of facilities in California, Japan, Brazil and France, and the elimination of full-time positions in Switzerland, the United Kingdom, Massachusetts, California and New York. The facility closures and the elimination of approximately 450 positions are projected to result in annual savings of $24 million, of which $16 million is cash savings.
The asset impairment charge resulted from the write-down of tooling, factory equipment and other assets associated with discontinued product lines and other write-downs of assets that will no longer provide economic benefit to Harman.

Operating income as a percentage of net sales was 2.6 percent in fiscal 1999, compared to 6.6 percent in fiscal 1998 and 6.9 percent in fiscal 1997. The decrease in fiscal 1999 operating income was due to the special charges totaling $66.4 million discussed previously. Excluding these charges, operating income was 7.0 percent of sales in fiscal 1999. The fiscal 1998 decrease resulted from lower gross profit margins.

Interest expense in fiscal 1999 was $23.6 million, compared to $24.9 million in fiscal 1998 and $23.6 million in fiscal 1997. Interest expense decreased in fiscal 1999 due to lower average interest rates. Fiscal 1999 average borrowings were $397.1 million, compared to $382.4 million in fiscal 1998 and $317.9 million in fiscal 1997. Fiscal 1999 average borrowings increased due to the December 1997 acquisition of Audio Electronic Systems and common stock repurchases in fiscal 1999 totaling $34 million, offset by operating cash flow.

The weighted average interest rate in fiscal 1999 was 6.0 percent, compared to 6.5 percent in fiscal 1998 and 7.4 percent in fiscal 1997. The decrease in average interest rates in fiscal 1999 was primarily due to the December 1, 1998, retirement of $45 million of 11.2% notes, funded with revolving credit facility borrowings. Additionally, a higher percentage of the Company's fiscal 1999 borrowings were denominated in European currencies, which carry lower interest rates than borrowings in U.S. dollars.

As a result, in fiscal 1999 the Company reported income before income taxes, minority interest and extraordinary item of $14.4 million, compared to $75.7 million in fiscal 1998 and $77.9 million in fiscal 1997.

In fiscal 1999, the Company reported income tax expense of $2.7 million, reflecting an effective tax rate of 18.7 percent. This compares with income tax expense of $21.9 million and an effective tax rate of
28.9 percent in fiscal 1998. Fiscal 1997 tax expense was $23.0 million with an effective tax rate of 29.5 percent. The effective tax rates for fiscal years 1999, 1998, and 1997 were below the U.S. statutory rate due to utilization of tax credits, realization

                           18
of certain tax benefits for United States exports and the utilization of tax loss carryforwards at certain foreign subsidiaries. The effective rate for fiscal 1999 is significantly below the statutory rate because the above benefits are offsetting a lower pretax income base.

The Company reported an extraordinary charge, net of related tax benefits, of $3.6 million in fiscal 1998 due to the early extinguishment of $64 million of 12.0 percent notes, due August 1, 2002. The debt retirement was funded with proceeds from the issuance of ten-year senior notes bearing interest at 7.32 percent. The Company reported no extraordinary charges in fiscal 1999 or 1997.

Net income for fiscal 1999 was $11.7 million, compared with $50.2 million in fiscal 1998 and $54.8 million in fiscal 1997. Excluding restructuring charges, fiscal 1999 net income would have been $57.6 million.

The Company's businesses are organized by the end-user markets they serve. The Consumer Systems Group designs, manufactures and markets loudspeakers and electronics for high fidelity audio reproduction in the home, with computers and in the car. The
Professional Group designs, manufactures and markets loudspeakers and electronics used by audio professionals in concert hall, recording, broadcast and cinema applications.

Consumer Systems Group sales increased slightly to $1.066 billion in 1999, compared to $1.050 billion in 1998. Sales in 1997 were $993 million. Sales of car loudspeakers and electronics through automobile manufacturers increased 15 percent in 1999. Sales growth in Europe was driven by the contribution of AES, acquired December 1997, and growth at Becker resulting from higher BMW and Porsche volume and higher navigation system sales. In North America, the success of the Chrysler LH platform and the Dodge Durango contributed to the growth. Sales of loudspeakers and electronics through personal computer manufacturers tripled in 1999 due to new contracts with Dell and IBM and continuing business with Compaq. Home and automotive aftermarket loudspeaker sales under the JBL and Infinity labels were lower due to weakness in Asia, the discontinuance of marginally profitable product lines and dealers and an international dealer destocking program initiated in the second half of the year. The destocking program will continue into fiscal 2000. Home electronics sales were higher due to the success of new home theater and digital audio products introduced by Harman Kardon and Madrigal. Operating income for the consumer segment decreased from $94.6 million in fiscal 1998 to $89.0 million in fiscal 1999, excluding restructuring charges. The decrease primarily reflects lower home and automotive aftermarket loudspeaker sales resulting from weakness in Asian markets and the international destocking program discussed previously.

Professional Group sales decreased 1 percent to $434 million in 1999, compared to $439 million in 1998. Sales in 1997 were $475 million.
The decrease in 1999 was due to weakness in Asia, the discontinuance of marginally profitable product lines and lower sales in our mixing console businesses. JBL Professional reported higher sales due to strong results in its North American cinema business, and AKG and BSS produced excellent sales growth. The sale of Harman's broadcast automation software technology also contributed. Fiscal 1999 professional segment operating income increased to $27.0 million, excluding restructuring charges, compared to last year's $18.9 million. The increase resulted from the growth at JBL Professional, AKG and BSS and the broadcast software technology sale.

Liquidity and Capital Resources. Harman International primarily finances its working capital requirements through cash generated by operations, a revolving credit facility and normal trade credit.

Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)


The Company and certain subsidiaries have a multi-currency revolving credit facility with a group of eleven banks committing $275 million to the Company for cash borrowings and letters of credit through September 30, 2002. At June 30, 1999, the Company had outstanding indebtedness under the revolving credit facility of $41.2 million, outstanding letters of credit of $0.2 million and unused credit thereunder of $233.6 million. The indebtedness at June 30, 1999, consists of committed rate loans, which bear interest at LIBOR plus 0.375 percent, and swing line borrowings, which bear interest at base rates.

The Company and certain subsidiaries have a term loan with a group of banks led by Commerzbank committing 150 million German marks to the Company for cash borrowings through August 30, 2002. At June 30, 1999, the Company had outstanding indebtedness under this facility of 150 million German marks, equal to $79.3 million. The indebtedness at June 30, 1999, bears interest at LIBOR plus 0.30 percent, equal to 3.3 percent.

At June 30, 1999, certain international subsidiaries of the Company maintained unsecured short-term lines of credit of $13.9 million and had outstanding indebtedness thereunder of approximately $12.6 million.

Capital expenditures, net of capital lease financing, were $67.8 million in fiscal 1999, compared with $57.5 million in fiscal 1998 and $62.4 million in fiscal 1997. Expenditures in fiscal 1999 and 1998 were for equipment required to increase manufacturing capacity and efficiency, primarily in our businesses supplying the automotive industry, and new product tooling.

The Company anticipates capital expenditures of approximately $110 million during the next fiscal year. Firm commitments of approximately $10.4 million existed as of June 30, 1999, for capital expenditures during fiscal 2000. The Company anticipates that a portion of these capital expenditures will be financed through lease financing arrangements.

Net working capital at June 30, 1999 was $359.8 million, compared with $367.9 million at June 30, 1998. The decrease primarily results from lower inventories and other current assets, partially offset by the December 1, 1998, repayment of $45 million of 11.2% notes funded with revolving credit facility borrowings.

Excess of cost over fair value of assets acquired was $140.8 million at June 30, 1999, compared with $161.7 million at June 30, 1998. The decrease resulted from amortization and the realization of unrecorded deferred tax assets at Becker.

Shareholders' equity was $468.2 million at June 30, 1999, compared with $511.9 million at June 30, 1998, and $466.8 million at June 30, 1997. The decrease in fiscal 1999 resulted from common stock repurchases totaling $34.0 million and negative foreign currency translation adjustments of $20.4 million due to the weakening of the Euro against the U.S. dollar. The increase in fiscal 1998 resulted from net income. A negative foreign currency translation adjustment of $5.2 million was recorded in fiscal 1998 and a negative adjustment of $11.3 million was recorded in fiscal 1997, both due to the strengthening of the U.S. dollar against most other major currencies.

On July 1, 1997, the Company issued $150.0 million of 7.32% Senior Notes, due July 1, 2007. The proceeds were used to call the $63.75 million, 12.0% Senior Subordinated Notes on August 1, 1997, at a 6% premium ($3.825 million) and to repay other debt.

In June 1998, Harman's Board of Directors authorized the repurchase of up to 1.5 million shares of Company common stock in the open market.
The common stock repurchase program was initiated in July 1998.  Through

June 30, 1999, the Company has acquired and placed in treasury 965,400 shares of its common stock at a total cost of $34.0 million. The share repurchase program was discontinued due to the restructuring. The Company plans to re-start the share repurchase program in fiscal 2000. In July 1999, Harman's Board of Directors authorized the repurchase of up to 1.0 million additional shares of Company common stock, increasing the total amount authorized to be repurchased to 2.5 million shares.

Cash generated by operations and the unused credit available under the revolving credit facility should provide sufficient funds to meet the Company's working capital, capital expenditure, dividend, debt service and share repurchase requirements through the next twelve months.

The Company is subject to various risks, including dependence on key customers, economic conditions affecting disposable consumer income and fluctuations in currency exchange rates. A disruption in the operations of one of our key customers, such as an automotive strike, could have a material adverse effect on the Company.

Year 2000. The Company and its subsidiaries are evaluating and addressing risks associated with the Year 2000 problem through a comprehensive review of computer hardware and software, communication devices, facilities, operating and manufacturing equipment, and supplier and customer preparedness. Our Year 2000 readiness programs are on schedule. The Company and its subsidiaries have completed inventory and assessment in all areas, and are in varying stages of remediation, testing and contingency planning.

Hardware/Software: As of June 30, 1999, the Company and its subsidiaries have completed inventory and assessment of computer hardware and software applications. The majority of the Company's reporting units have completed remediation and testing. Total Year 2000 compliance costs for computer hardware and software are projected to be $2.6 million, of which $1.8 million has already been incurred. All computer hardware and software remediation and testing efforts are scheduled to be completed by September 30, 1999.

Communications: As of June 30, 1999, the Company and its subsidiaries have substantially completed inventory, assessment, remediation and testing of communications equipment and software.
Total Year 2000 compliance costs for communications equipment were not material.

Facilities: As of June 30, 1999, the Company and its subsidiaries have substantially completed inventory, assessment, remediation and testing of facilities infrastructure. Total Year 2000 compliance costs for facilities infrastructure were not material.

Operating and Manufacturing Equipment: As of June 30, 1999, the
Company and its subsidiaries have substantially completed inventory, assessment, remediation and testing of operating and manufacturing equipment. Total Year 2000 compliance costs for operating and manufacturing equipment were not material.

Suppliers: As of June 30, 1999, the Company and its subsidiaries have completed issuance of Year 2000 compliance surveys to important suppliers. Some suppliers have not returned the surveys. Evaluation of supplier survey results is substantially complete. Most of our important suppliers have certified current Year 2000 compliance or have projected compliance by September 30, 1999. Certain of our subsidiaries have selected and qualified alternate sources for critical components and raw materials to provide additional assurance of supply continuity.

Customers: As of June 30, 1999, the Company and its subsidiaries have completed issuance of Year 2000 compliance surveys to customers. The Company has participated in Year 2000 compliance programs with its

Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)


major automotive partners, such as DaimlerChrysler, Toyota and BMW, including both scheduled and surprise audits. Evaluation of customer survey results is substantially complete. Most of our major customers and the electronic interfaces we share have been certified as Year 2000 compliant.

Contingency planning is the final step in our Year 2000 readiness processes. Contingency plans address Year 2000 related problems that are unanticipated or outside of the company's control. The objective of our contingency plans is to provide for rapid response and minimal disruption of operations in the event of unforeseen Year 2000 related problems.

As part of its overall contingency plan, the Company has identified a global Year 2000 Emergency Response team. The Emergency Response team is staffed with mission-critical IT and operations personnel. The Company and its subsidiaries are also developing detailed contingency plans for each critical location. Completion is scheduled for late 1999. Certain of our critical facilities have final contingency plans in place which include purchased or leased power generators, alternate supplier qualification, extra safety stocks and other back-up measures. The Year 2000 Emergency Response team will be on call for the remainder of the calendar year and through the Year 2000 transition.

The failure by the Company and its subsidiaries or its suppliers or its customers to correct a Year 2000 problem could interrupt normal business activities. Management believes that its plans provide reasonable assurance that the Company's primary computer systems, manufacturing processes and distribution processes will not be materially impacted by a Year 2000 problem. The Company cannot provide assurance that all principal customers and suppliers will successfully complete Year 2000 compliance plans in a timely manner or that unexpected events will not occur. However, management believes that its plans should reduce the risk of business interruptions due to such occurrences.

Effects of Inflation and Currency Exchange Rates. The Company maintains significant assets and operations in Germany, the United Kingdom, Denmark, France, Austria, Switzerland, Mexico and Sweden.
As a result, exposure to foreign currency gains and losses exists. A portion of foreign currency exposure is hedged by incurring liabilities, including bank debt, denominated in the local currency where subsidiaries are located.

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

Recent Accounting Pronouncements. Recent accounting pronouncement
SFAS No. 133, "Accounting for Derivative Instruments and Hedging
Activities," is discussed in footnote 1 to the consolidated financial statements, Summary of Significant Accounting Policies.

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


/s/ Bernard A. Girod             /s/ Frank Meredith
    Bernard A. Girod	             Frank Meredith
    Chief Executive Officer	       Vice President, Finance and
                                     Administration,
                                     Chief Financial Officer and Secretary

---------------------------------------------------------------------------

Independent Auditor's Report
The Board of Directors and Shareholders of Harman International
Industries, Incorporated:

We have audited the accompanying consolidated balance sheets of Harman International Industries, Incorporated and subsidiaries as of June 30, 1999 and 1998 and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harman International Industries, Incorporated and subsidiaries as of June 30, 1999 and 1998 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1999 in conformity with generally accepted accounting principles.

/s/ KPMG LLP
Los Angeles, California
August 12, 1999

Consolidated Balance Sheets
Harman International Industries, Incorporated and Subsidiaries

                                                          June 30, 1999 and 1998
                                             ($000s omitted except share amounts)
Assets                                               1999                 1998
                                                 ------------         -----------
 Current assets
   Cash and cash equivalents                      $    2,963              16,204
   Receivables (less allowance for
      doubtful accounts of $8,732 in 1999
      and $10,072 in 1998)                           303,371             299,881
   Inventories (note 3)                              280,115             307,189
   Other current assets                               60,160              71,929
                                                 ------------         -----------
Total current assets                                 646,609             695,203
                                                 ------------         -----------
Property, plant and equipment,
   net (notes 4, 6 and 7)                            241,063             248,368
Excess of cost over fair value of assets
   acquired (less accumulated amortization
   of $25,788 in 1999 and $20,963 in 1998)           140,824             161,712
Other assets                                          37,259              25,401
                                                 ------------         -----------
Total assets                                      $1,065,755           1,130,684
                                                 ------------         -----------
Liabilities and Shareholders' Equity
Current liabilities
   Short-term borrowings (notes 5 and 6)          $   19,411              18,333
   Current portion of long-term debt (note 6)         11,750              55,698
   Accounts payable                                  120,116             113,367
   Accrued liabilities                               135,544             139,890
                                                 ------------         -----------
Total current liabilities                            286,821             327,288
                                                 ------------         -----------
Borrowings under revolving credit facility
   (note 6)                                           34,375               6,554
Senior long-term debt (note 6)                       246,039             253,055
Other non-current liabilities                         29,585              31,253
Minority interest                                        748                 635
Shareholders' equity (notes 6 and 8)
   Preferred stock, $.01 par value.
      Authorized 5,000,000 shares; none
      issued and outstanding                             ---                 ---
   Common stock, $.01 par value.
      Authorized 50,000,000 shares; issued
      and outstanding 18,722,735 shares in
      1999 and 18,633,322 shares in 1998                 187                 186
   Additional paid-in capital                        290,873             288,336
   Equity adjustment from foreign currency
      translation                                    (41,885)            (21,478)
   Retained earnings                                 252,989             244,855
   Less common stock held in
      treasury (965,400 shares)                      (33,977)                ---
                                                 ------------         -----------
Total shareholders' equity                           468,187             511,899
                                                 ------------         -----------
Commitments and contingencies
   (notes 7, 11 and 13)
Total liabilities and shareholders' equity        $1,065,755           1,130,684
                                                 ------------         -----------

See accompanying notes to consolidated financial statements.

                                24
                                                                   74

Consolidated Statements of Operations
Harman International Industries, Incorporated and Subsidiaries

                                                         Years ended June 30, 1999, 1998, 1997
                                                       ($000s omitted except per share amounts)
                                                 1999               1998               1997
                                            -------------      -------------      -------------
Net sales                                    $ 1,500,135          1,513,255          1,474,094
Cost of sales                                  1,102,400          1,107,229          1,053,614
                                            -------------      -------------      -------------
   Gross profit                                  397,735            406,026            420,480
Selling, general and
   administrative expenses (note 2)              322,008            305,701            318,507
Plant closures and
    severance (note 2)                            17,010                ---                ---
Asset impairment (note 2)                         20,054                ---                ---
                                            -------------      -------------      -------------
   Operating income                               38,663            100,325            101,973
Other expenses
   Interest expense                               23,641             24,885             23,640
   Miscellaneous, net                                575               (267)               432
                                            -------------      -------------      -------------
      Income before income
         taxes, minority interest
         and extraordinary item                   14,447             75,707             77,901

Income tax expense (note 9)                        2,706             21,851             22,962
Minority interest                                     18                 30                107
                                            -------------      -------------      -------------
      Income before
         extraordinary item                       11,723             53,826             54,832
Extraordinary item, net of
         income tax effect
         of $1,610                                   ---             (3,583)               ---
                                            -------------      -------------      -------------
Net income                                   $    11,723             50,243             54,832
                                            -------------      -------------      -------------
Basic EPS before extraor-
   dinary item (note 15)                     $      0.66               2.90               2.96
Extraordinary item (note 15)                         ---              (0.19)               ---
                                            -------------      -------------      -------------
Basic EPS (note 15)                          $      0.66               2.71               2.96
                                            -------------      -------------      -------------

Diluted EPS before extraor-
   dinary item (note 15)                     $      0.65               2.86               2.90
Extraordinary item (note 15)                         ---              (0.19)               ---
                                            -------------      -------------      -------------
Diluted EPS (note 15)                        $      0.65               2.67               2.90
                                            -------------      -------------      -------------

Weighted average shares
    outstanding - basic
    (note 15)                                     17,897             18,574             18,552
Weighted average shares
    outstanding - diluted
    (note 15)                                     18,061             18,884             18,894



See accompanying notes to consolidated financial statements.

                                      25
                                                                      75

Consolidated Statements of Cash Flows
Harman International Industries, Incorporated and Subsidiaries

                                                   Years ended June 30, 1999, 1998, 1997
                                                                          ($000s omitted)
                                           1999               1998               1997
                                      -------------      -------------      -------------
Cash flows from operating activities:
   Net income                          $    11,723             50,243             54,832
Adjustments to reconcile net
   income to net cash provided
   by operating activities:
   Depreciation                             60,202             54,801             48,265
   Amortization of intangible assets         6,578              7,713              5,921
   Special charges, net of cash paid        54,751                ---                ---
   Tax benefit attributable to
       stock options                            59                172                522
   Deferred income taxes                     2,635             15,530             10,449
   (Gain) loss on disposition
         of assets                             942             (6,454)               226
Change in working capital, net of
   acquisition/disposition effects:
Decrease (increase) in:
   Receivables                             (10,512)             7,280             (8,898)
   Inventories                              (1,469)           (20,644)           (14,746)
   Other current assets                     11,211            (12,900)            (3,231)
Increase (decrease) in:
   Accounts payable                          7,792             (1,855)            (4,460)
   Accrued liabilities and income
      taxes payable                        (13,336)           (10,191)           (24,255)
                                      -------------      -------------      -------------
Net cash provided by
      operating activities             $   130,576             83,695             64,625
                                      -------------      -------------      -------------
Cash flows from investing
   activities:
   Payment for purchase of
      companies, net of cash
      acquired                         $      (568)           (98,210)               ---
   Proceeds from asset
      dispositions                           2,861             66,529              3,666
   Capital expenditures                    (67,830)           (57,528)           (62,417)
   Issuance of loans, net                  (11,600)               ---                ---
   Other items, net                         (1,655)            (4,486)              (305)
                                      -------------      -------------      -------------
Net cash used in investing
      activities                       $   (78,792)           (93,695)           (59,056)
                                      -------------      -------------      -------------
Cash flows from financing
   activities:
   Net repayments (borrowings)
      under lines of credit            $       645              2,264            (10,559)
   Proceeds from issuance of
      long-term debt                        35,206            236,640             28,714
   Repayments of long-term debt            (65,789)          (216,890)            (6,062)
   Repurchase of common stock              (33,977)               ---                ---
   Dividends paid to shareholders           (3,589)            (3,715)            (3,709)
   Exercise of stock options                 2,479              3,675                974
   Stock retirement                            ---                ---            (11,000)
                                      -------------      -------------      -------------
   Net cash flow provided by
     (used in) financing activities    $   (65,025)            21,974             (1,642)
                                      -------------      -------------      -------------
Net increase (decrease) in cash
   and cash equivalents                $   (13,241)            11,974              3,927
Cash and cash equivalents at
   beginning of year                        16,204              4,230                303
                                      -------------      -------------      -------------
Cash and cash equivalents
   at end of year                      $     2,963             16,204              4,230
                                      -------------      -------------      -------------
Supplemental schedule of
   non-cash investing activities:
   Fair value of assets acquired       $     1,672            160,164                ---
   Cash paid for the capital stock             568             98,210                ---
                                      -------------      -------------      -------------
   Liabilities assumed                 $     1,104             61,954                ---
                                      -------------      -------------      -------------

See accompanying notes to consolidated financial statements.


                                        26
                                                                         76

Consolidated Statements of Shareholders' Equity
Harman International Industries, Incorporated and Subsidiaries

                                                                           Years ended June 30, 1999, 1998 and 1997
                                                                                                     ($000s omitted)
                                                           Accumulated
                                                               foreign
                              Common      Additional          currency                                           Net
                          Stock $.01         paid-in       translation       Retained      Treasury     shareholders'
                           par value         capital       adjustments       earnings         stock           equity
                         -----------    ------------    --------------    -----------    ----------    -------------
 Balance,
   June 30, 1996         $      186         293,993            (4,906)       147,204           ---          436,477
                         -----------    ------------    --------------    -----------    ----------    -------------
Exercise of
  stock options                   1             973               ---            ---           ---              974
Tax benefit
  attributable
   to stock
   option plan                  ---             522               ---            ---           ---              522
Common stock
  retirement                     (2)        (10,998)              ---            ---           ---          (11,000)
Dividends ($.20
  per share)                    ---             ---               ---         (3,709)          ---           (3,709)
Comprehensive income            ---             ---           (11,334)        54,832           ---           43,498
                         -----------    ------------    --------------    -----------    ----------    -------------
Balance,
  June 30, 1997          $      185         284,490           (16,240)       198,327           ---          466,762
                         -----------    ------------    --------------    -----------    ----------    -------------
Exercise of
  stock options                   1           3,674               ---            ---           ---            3,675
Tax benefit
  attributable
   to stock
   option plan                  ---             172               ---            ---           ---              172
Dividends ($.20
  per share)                    ---             ---               ---         (3,715)          ---           (3,715)
Comprehensive income            ---             ---            (5,238)        50,243           ---           45,005
                         -----------    ------------    --------------    -----------    ----------    -------------
Balance,
  June 30, 1998          $      186         288,336           (21,478)       244,855           ---          511,899
                         -----------    ------------    --------------    -----------    ----------    -------------
Exercise of
  stock options                   1           2,478               ---            ---           ---            2,479
Tax benefit
  attributable
   to stock
   option plan                  ---              59               ---            ---           ---               59
Common stock repurchases        ---             ---               ---            ---       (33,977)         (33,977)
Dividends ($.20
  per share)                    ---             ---               ---         (3,589)          ---           (3,589)
Comprehensive income            ---             ---           (20,407)        11,723           ---           (8,684)
                         -----------    ------------    --------------    -----------    ----------    -------------
Balance,
  June 30, 1999          $      187         290,873           (41,885)       252,989       (33,977)         468,187
                         -----------    ------------    --------------    -----------    ----------    -------------







See accompanying notes to consolidated financial statements.


                                            27
                                                                          77

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

Where necessary, prior years' information has been reclassified to conform to the 1999 consolidated financial statement presentation.

Cash Equivalents. Cash equivalents of $13.3 million with maturities less than three months were included in cash and cash equivalents at June 30, 1998.

Inventories. Inventories are valued at the lower of cost or market. Cost is determined principally by the first-in, first-out method.

Property, Plant and Equipment. Property, plant and equipment is recorded at cost or, in the case of capitalized leases, at the present value of the future minimum lease payments. Depreciation and amortization of property, plant and equipment is provided primarily using the straight-line method over useful lives estimated from 3 to 30 years. Buildings and improvements are depreciated over 3 to 30 years or the term of the lease, whichever is shorter. Machinery and equipment are depreciated over 5 to 10 years and furniture and fixtures are depreciated over 3 years.

Income Taxes. The deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the expected reversal of the cumulative temporary differences between the carrying value of assets and liabilities for financial statement and income tax purposes. Deferred income tax expense is measured by the change in the net deferred income tax asset or liability during the year. The Company has not provided U.S. federal or foreign withholding taxes on foreign subsidiary undistributed earnings as of June 30, 1999, because such earnings are intended to be permanently invested.

Foreign Currency Translation. Assets and liabilities in foreign functional currencies are translated into U.S. dollars based upon the prevailing currency exchange rates in effect at the balance sheet date. Translation gains and losses are not included in the determination of net income but are accumulated in a separate component of shareholders' equity. These translation gains and losses are the only component of comprehensive income in addition to net income.

Excess of Cost over Fair Value of Assets Acquired. The net excess of cost over fair value of assets acquired is being amortized over periods from 3 to 40 years, using the straight-line method. The Company evaluates the recoverability of the intangible assets through comparisons of projected cash flows from the related assets.

Software Development Costs. The Company defers certain software costs for products which demonstrate technological feasibility and whose deferred cost is considered recoverable by management. The deferred costs are amortized over the products' estimated economic lives, usually three years. Deferred costs at June 30, 1999, totaled $6.7 million, net of accumulated amortization of $1.1 million. Deferred costs at June 30, 1998, totaled $6.3 million, net of accumulated amortization of $0.4 million.

Research and Development. Research and development costs are expensed as incurred. The Company's expenditures for research and development were $76.0 million, $65.9 million and $66.5 million for the fiscal years ending June 30, 1999, 1998 and 1997, respectively.

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

Recent Accounting Pronouncements. In June 1998, the FASB issued
SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. For a derivative designated as a hedge, gain or loss is netted against the offsetting loss or gain on the hedged item. SFAS No. 133, as amended, is effective for financial statements issued for periods beginning after June 15, 2000.

                            28

Adoption of SFAS No. 133 should not have a material effect on the Company's results of operations, liquidity or financial condition.


2. Restructuring and special charges

During the second quarter of fiscal 1999, the Company completed planning and began implementation of a restructuring program designed to improve the profitability of the consumer business and other operations. As Company management completed its analysis and planning for the restructuring program, the following determinations were made: (1) a major re-alignment of the consumer audio dealer and distribution structure was required to strengthen the positioning of our various brands, (2) a significant number of marginally profitable product lines should be eliminated, and (3) significant overhead reductions were required due to product line eliminations and weakening consumer market conditions. As a result, the El Paso manufacturing facility was closed, facilities located in California, Japan, Brazil and France were closed, and jobs were eliminated at facilities in Switzerland, the United Kingdom, California, New York and
Massachusetts. Approximately 450 full-time positions were eliminated.
The Company discontinued certain product lines and reduced its dealer base. As a result, the Company wrote off certain assets that no longer provide economic benefit.

These actions resulted in pretax charges totaling $66.4 million. Of the $66.4 million in charges, total cash costs were projected to be $15.3 million and non-cash costs were projected to be $51.1 million. Through June 30, 1999, cash payments charged against the provision totaled
$11.7 million, including $4.8 million of severance payments. Annual savings resulting from these initiatives are projected to be $24 million, of which $16 million are cash savings and $8 million are non-cash savings.

The components of the charges were:

                               Original        Charges  Remaining
                              Provision    To Reserves    Balance
                              -----------------------------------
Plant closures and severance   $   17.0           14.7        2.3
Asset impairment                   20.0           18.7        1.3
Inventories                        24.3           11.9       12.4
Other                               5.1            5.1        0.0
                              ---------        -------    -------
Total                          $   66.4           50.4       16.0
                              ---------        -------    -------


Charges totaling $17.0 million were recorded for plant closures and severance activities. Severance costs totaled $5.5 million. Property, plant and equipment write-downs for closed facilities totaled $5.4 million. The majority of the El Paso factory equipment has been placed in service at other Company facilities. The remaining equipment has either been scrapped or sold at auction. The property, plant and equipment at closed facilities, primarily consisting of leasehold improvements, furniture and office equipment, has been scrapped and written off. Other exit costs accrued of $6.1 million included lease termination costs and other expenses at closed facilities through the shut-down period.

Charges totaling $20.0 million were recorded for asset impairments. These charges included approximately $10 million for the scrapping and write-off of tooling and other fixed assets associated with discontinued product lines and $5 million for intangible asset write-offs.

Charges associated with inventories totaling $24.3 million were recorded as cost of sales. These charges resulted from the reduction in carrying value of consumer and professional inventories of product lines that the Company has discontinued. The fair value of discontinued product line inventories was determined for each product line by Company sales personnel based upon their knowledge of current market conditions.

Charges totaling $5.1 million were recorded as selling, general and administrative expenses to write off marketing assets, such as point-of-sale displays, associated with product lines and distributors that the Company has discontinued, and to accrue for other costs associated with discontinued product lines.


3. Inventories

Inventories consist of the following:

June 30 ($000s omitted)            1999          1998
------------------------------------------------------
Raw materials and supplies     $137,566       120,905
Work in process                  37,317        28,816
Finished goods and inventory
purchased for resale            105,232       157,468
                               ---------     ---------
Total                          $280,115       307,189
                               ---------     ---------

                             29

Notes to Consolidated Financial Statements continued
Harman International Industries, Incorporated and Subsidiaries


4. Property, Plant and Equipment

Property, plant and equipment are composed of the following:

June 30 ($000s omitted)            1999         1998
-----------------------------------------------------
Land                           $  3,949        3,966
Buildings and improvements       95,567       89,965
Machinery and equipment         320,759      312,806
Furniture and fixtures           40,849       35,684
                               ---------    ---------
                                461,124      442,421

Less accumulated depreciation
and amortization               (220,061)    (194,053)
                               ---------    ---------
Property, plant and
equipment, net                 $241,063      248,368
                               ---------    ---------


5. Short-Term Borrowings

At June 30, 1999, the Company had unsecured short-term lines of credit for certain international subsidiaries aggregating $13.9 million with outstanding borrowings of approximately $12.6 million. Interest rates based on various indices ranged from 3.2 percent to 7.0 percent. At June 30, 1998, the Company had outstanding borrowings of approximately
$16.5 million and interest rates ranging from 1.9 percent to 8.6 percent.

The Company utilizes the swing line feature of the revolving credit facility to meet its short-term borrowing requirements. At June 30, 1999, the Company had $6.8 million drawn on its swing lines at base rates in the local countries where the funds were drawn, ranging from
3.0 percent in Switzerland to 5.5 percent in the United Kingdom. At
June 30, 1998, the Company had $1.8 million drawn on its swing lines at base rates in the local countries where the funds were drawn, ranging from 3.7 percent in France to 8.0 percent in the United Kingdom.


6. Long-Term Debt

The Company and certain subsidiaries have a five-year multi-currency revolving credit facility with a group of eleven banks committing $275 million to the Company for cash borrowings and letters of credit through September 30, 2002. At June 30, 1999, the Company had borrowings of $41.2 million on the revolving credit facility (including swing line, competitive advance and revolving credit borrowings) and outstanding letters of credit of $0.2 million. The unused credit under the revolving credit facility at June 30, 1999, was $233.6 million. Interest rates, at LIBOR plus 0.375 percent, ranged from 3.1 percent in Belgium and the Netherlands to 5.4 percent in the United States. The Company is required under the revolving credit agreement to maintain certain financial ratios and meet certain net worth and indebtedness tests. The Company was in compliance with such covenants at June 30, 1999 and 1998.

The Company's other long-term debt agreements contain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional indebtedness, create restrictions on subsidiary dividends and distributions, limit the Company's ability to encumber certain assets and restrict the Company's ability to issue capital stock of its subsidiaries. The Company was in compliance with the terms of its long-term debt agreements at June 30, 1999 and 1998. Under the most restrictive provisions, limited amounts of dividends may be paid as of June 30, 1999.

Interest paid for both short- and long-term borrowings was $25,288,000, $27,576,000, and $24,579,000 during the fiscal years ended June 30, 1999, 1998 and 1997, respectively.

                               30
                                                        80

Long-term debt is composed of the following:

June 30 ($000s omitted)                1999            1998
------------------------------------------------------------
Senior subordinated notes,
  unsecured, due December 1,
  1998, interest payments due
  semiannually at 11.2%            $      -          45,000
Borrowings under revolving
  credit facility, due September
  30, 2002, with variable rates
  ranging from 3.1% to 5.4%
  at June 30, 1999                   34,375           6,554
Senior notes, unsecured,
  due July 1, 2007, interest
  due semiannually at 7.3%          150,000         150,000
Borrowings under Deutschmark
  facility, due August 30, 2002;
  variable rate was 3.3% at
  June 30, 1999                      79,321          82,935
Obligations under
  capital leases (note 7)            24,214          24,349
Other unsubordinated loans
  due in installments through
  2012, some of which vary
  with the prime rate, bearing
  interest at an average
  effective rate of 6.6%
  at June 30, 1999                    4,254           6,469
                                   ---------       ---------
Total                               292,164         315,307
Less current installments           (11,750)        (55,698)
                                   ---------       ---------
Long-term debt                     $280,414         259,609
                                   ---------       ---------

Long-term debt, including obligations under capital leases, maturing in each of the next five fiscal years (000's omitted) is as follows:
---------------------------------
2000                   $  11,750
2001                       8,402
2002                       1,969
2003                     114,531
2004                         886
Thereafter               154,626
---------------------------------


7. Leases

The following analysis represents property under capital leases:

June 30 ($000s omitted)                  1999        1998
----------------------------------------------------------
Capital lease assets                 $ 42,462      35,022
Less accumulated amortization         (14,557)     (7,919)
                                     ---------    --------
Net                                  $ 27,905      27,103
                                     ---------    --------

Capital lease obligations of $7.4 million, $12.9 million and $7.3 million were incurred to fund equipment additions during the fiscal years ended June 30, 1999, 1998 and 1997, respectively. At June 30, 1999, the
Company is liable for the following minimum lease commitments under terms of noncancelable lease agreements:

                                Capital   Operating
($000s omitted)                  Leases      Leases
----------------------------------------------------
2000                           $ 11,580     $30,904
2001                              8,093      27,532
2002                              1,859      22,860
2003                                947      19,160
2004                                983      16,535
Thereafter                        3,812      77,551
                               ---------   ---------
Total minimum lease payments     27,274    $194,542
                                           ---------
	less interest              (3,060)
                               ---------
Present value of minimum
	lease payments            $24,214
                               ---------

Operating lease expense net of subrental income under operating leases having noncancelable terms of greater than one year for the years ended June 30, 1999, 1998 and 1997 was $35,072,000, $33,288,000, and
$30,154,000, respectively.

                           31
                                                       81

Notes to Consolidated Financial Statements continued
Harman International Industries, Incorporated and Subsidiaries


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

No stock appreciation right, performance unit or restricted stock grants have been made through June 30, 1999. Options to purchase shares of Common Stock have been granted under both Plans. Options granted are at prices not less than market value on the date of grant and, under the terms of the 1992 Plan, may not be repriced. Options granted pursuant to the 1987 and 1992 Plans generally vest over five years and expire ten years from the date of grant.

In August 1998, the Company granted performance-based stock options to a group of employees that only vest as Harman's common stock price achieves specified target levels and the average closing stock price remains at or above those levels for at least 30 consecutive calendar days. These options were granted at a price of $39.75 per share, equal to the market price on the date of grant, and expire in August 2008. The Company plans to measure the cost of these performance-based options as the difference between the exercise price and market price required for vesting and to recognize this expense over the period to the estimated vesting dates and in full for options that have vested.

The fair value of each option granted has been estimated on the date of grant using the Black-Scholes option-pricing model, with the following assumptions for grants in fiscal 1999 and fiscal 1998: annual dividends consistent with the Company's current dividend policy, which resulted in payments of $0.20 per share in the last two years; expected volatility of 33 percent in fiscal 1999 and 34 percent in fiscal 1998; risk free interest rate of 5.7 percent in fiscal 1999 and 5.2 percent in fiscal 1998; and expected life of 2.3 years from the vesting date. The weighted average fair value of options granted was $19.74 in fiscal 1999, $16.56 in fiscal 1998 and $16.43 in fiscal 1997. Pro forma compensation cost for grants under the stock option program since July 1, 1995, recognized in accordance with SFAS No. 123, would reduce the Company's net income from $11.7 million (diluted EPS of $0.65) to $9.5 million
(diluted EPS of $0.52) in fiscal 1999, from $50.2 million (diluted EPS of $2.67) to $47.9 million (diluted EPS of $2.54) in fiscal 1998, and from $54.8 million (diluted EPS of $2.90) to $52.9 million (diluted EPS of $2.80) in fiscal 1997. Because the pro forma compensation cost for the stock option program is recognized over the five year vesting period, the foregoing pro forma reductions in the Company's net income are not representative of anticipated amounts in future years.

At June 30, 1999, a total of 2,083,546 shares of Common Stock were reserved for issuance under the 1992 Plan.

                               32
                                                            82

Stock Option Activity Summary:  Years ended June 30

                                                  Weighted
                                                   Average
                                   Shares   Exercise Price
-----------------------------------------------------------
Balance at June 30, 1996        1,144,083           $27.26
Granted                           410,100           $43.64
Canceled                          (39,151)          $31.62
Exercised                         (66,596)          $20.14
                               -----------
Balance at June 30, 1997        1,448,436           $32.11
                               -----------
Granted                           313,550           $41.98
Canceled                          (96,708)          $39.71
Exercised                        (190,945)          $22.37
                               -----------
Balance at June 30, 1998        1,474,333           $34.97
                               -----------
Granted                           590,250           $41.46
Canceled                         (160,839)          $40.48
Exercised                         (89,413)          $27.73
                               -----------
Balance at June 30, 1999        1,814,331           $36.95
                               -----------


Options Outstanding at June 30, 1999

                                     Weighted
                                      Average         Weighted
       Range of     Number of       Remaining          average
exercise prices       options   life in years   exercise price
---------------------------------------------------------------
 $   7.38- 7.38        77,300            2.37          $  7.38
 $  11.31-16.43         9,503            3.04          $ 11.64
 $  19.76-28.01       241,478            4.29          $ 24.59
 $  30.17-45.19     1,398,800            7.74          $ 39.96
 $  46.13-53.25        87,250            7.23          $ 51.87
----------------   -----------
 $   7.38-53.25     1,814,331            7.00          $ 36.95
----------------   -----------


Options Exercisable at June 30, 1999

                                     Weighted
       Range of   Number of           average
exercise prices     Options    exercise price
----------------------------------------------
 $   7.38- 7.38      77,300           $  7.38
 $  11.31-16.43       9,503           $ 11.64
 $  19.76-28.01     241,058           $ 24.59
 $  30.17-45.19     480,053           $ 36.93
 $  46.13-53.25      63,850           $ 52.12
----------------   ---------
 $   7.38-53.25     871,764           $ 31.74
----------------   ---------

At June 30, 1998, options with an average exercise price of $30.10 were exercisable on 801,251 shares. At June 30, 1997, options with an average exercise price of $27.56 were exercisable on 844,518 shares.


9. Income Taxes

The tax provisions and analysis of effective income tax rates are comprised of the following items:


Years Ended June 30
($000s omitted)                   1999       1998       1997
-------------------------------------------------------------
Provision for Federal income
  taxes before credits
  at statutory rate            $ 5,056     26,497     27,265
State income taxes                (182)     1,878      1,226
Difference between Federal
  statutory rate and foreign
  effective rate                (3,863)    (8,335)      (409)
Permanent differences
  between financial and
  tax accounting income            654        831       (475)
Tax exempt foreign sales
  corporation earnings          (1,483)    (1,575)    (1,427)
Change in valuation
  allowance                          -     (6,609)    (2,809)
Change in other
  tax liabilities                  966      5,919          -
Losses without
  income tax benefit             3,158      3,984      1,582
Federal income
  tax credits                   (1,500)    (1,500)      (950)
Other                             (100)       761     (1,041)
                              ---------   --------   --------
Total                          $ 2,706     21,851     22,962
                              ---------   --------   --------

                                  33

Notes to Consolidated Financial Statements continued
Harman International Industries, Incorporated and Subsidiaries


Income tax expense (benefit) consists of the following:

Years Ended June 30
($000s omitted)    1999       1998       1997
----------------------------------------------
Current:
  Federal      $ (2,847)    12,860     11,513
  State             305      1,864        609
  Foreign        14,638     10,556      7,345
                --------   --------   --------
                 12,096     25,280     19,467
                --------   --------   --------
Deferred:
  Federal        (8,903)    (4,079)     2,878
  State            (487)       650        617
                --------   --------   --------
                 (9,390)    (3,429)     3,495
                --------   --------   --------

Total	         $  2,706     21,851     22,962
                --------   --------   --------


Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities and available tax loss carry-forwards.

The following deferred taxes (1998 adjusted as per income tax return) are recorded:

Assets/(liabilities)

June 30 ($000s omitted)                 1999       1998
--------------------------------------------------------
Inventory costing differences       $  4,139      4,727
Valuations and other allowances       14,059      4,471
                                    ---------   --------
Total gross deferred tax asset      $ 18,198      9,198
Less valuation allowance                   -          -
                                    ---------   --------
Deferred tax asset                  $ 18,198      9,198
Total gross deferred tax liability
  from fixed asset depreciation      (12,650)   (13,040)
                                    ---------   --------
Net deferred tax asset              $  5,548     (3,842)
                                    ---------   --------

Management believes the results of future operations will generate sufficient taxable income to realize the net deferred tax asset.

The Company acquired tax loss carryforwards from foreign subsidiaries Becker and AKG of approximately 100 million German marks and 250 million Austrian schillings. Current law in both countries allows indefinite carryforwards. Certain other foreign entities also have tax loss carryforwards that could reduce future tax liabilities. An asset has not been booked to reflect the potential benefit of these carryforwards. Goodwill reduction resulting from tax loss carryforward utilization at Becker, in German marks, was 22.9 million in fiscal 1999, 28.1 million in fiscal 1998 and 8.1 million in fiscal 1997.

Cash paid (refunded) for Federal, state and foreign income taxes was ($1,985,000), $17,299,000, and $15,597,000, during fiscal years ended
June 30, 1999, 1998 and 1997, respectively.


10. Business Segment Data

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in fiscal year 1999. SFAS No. 131 establishes new standards for reporting financial and descriptive information regarding our enterprise's operating segments.

The Company's predominant business is the design, manufacture and distribution of high fidelity audio products. Our businesses are organized based on the end-user markets served-consumer and professional.

The Consumer Systems Group designs, manufactures and markets loudspeakers and electronics for high fidelity audio reproduction in the home, with computers and in the car. Home applications include two-channel audio, multi-channel audio/video and personal computer audio. Consumer products are marketed worldwide under brand names including JBL, Harman Kardon, Infinity, Revel, Mark Levinson and Proceed. In the consumer segment, car audio sales to DaimlerChrysler accounted for approximately 23.4%, 20.1% and 16.0% of consolidated net sales for the years ended June 30, 1999, 1998 and 1997.

The Professional Group designs, manufactures and markets loudspeakers and electronics used by audio professionals in concert halls, cinemas, recording studios, broadcasting operations and live music events. Professional products are marketed worldwide under brand names including JBL, AKG, Studer, Lexicon, Soundcraft, DOD, Digitech and dbx.

                           34
                                                          84

The following table reports external sales, operating income, assets, capital expenditures and depreciation and amortization by segment.

Segmentation

Years ended June 30
($000s omitted)              1999         1998         1997
------------------------------------------------------------
External sales:
Consumer              $ 1,066,358    1,050,169      993,358
Professional              433,744      439,474      474,985
Other                          33       23,612        5,751
                      ------------   ----------   ----------
Total                 $ 1,500,135    1,513,255    1,474,094
                      ------------   ----------   ----------

Operating income:
Consumer              $    89,011       94,603       78,272
Professional               27,005       18,862       28,148
Other                     (10,907)     (13,140)      (4,447)
Restructuring
charges                   (66,446)           -            -
                      ------------   ----------   ----------
Total                 $    38,663      100,325      101,973
                      ------------   ----------   ----------

Assets:
Consumer              $   770,270      795,018      693,496
Professional              267,274      267,660      290,772
Other                      28,211       68,006       29,986
                      ------------   ----------   ----------
Total                 $ 1,065,755    1,130,684    1,014,254
                      ------------   ----------   ----------

Capital expenditures:
Consumer              $    53,057       40,757       44,957
Professional               14,010       16,121       16,281
Other                         763          650        1,179
                      ------------   ----------   ----------
Total                 $    67,830       57,528       62,417
                      ------------   ----------   ----------

Depreciation and
    amortization:
Consumer              $    48,345       43,706       37,167
Professional               15,574       15,753       15,371
Other                       2,861        3,055        1,648
                      ------------   ----------   ----------
Total                 $    66,780       62,514       54,186
                      ------------   ----------   ----------


The following table reports net sales and long-lived assets by geographic area for the years ended June 30, 1999, 1998 and 1997.

Geographic Segmentation

Years Ended June 30
($000s omitted)          1999         1998         1997
--------------------------------------------------------
Net sales:
U.S.              $   593,004      627,516      602,586
Europe                652,446      580,857      536,603
Other                 254,685      304,882      334,905
                  ------------   ----------   ----------
Total             $ 1,500,135    1,513,255    1,474,094
                  ------------   ----------   ----------

Long-lived assets:
U.S.              $   161,476      183,142      144,689
Europe                233,947      243,959      186,137
Other                   4,326        3,481        1,226
                  ------------   ----------   ----------
Total             $   399,749      430,582      332,052
                  ------------   ----------   ----------


11. Commitments and Contingencies

The Company and its subsidiaries are involved in several legal actions. The outcome cannot be predicted with certainty; however, management, based upon advice from legal counsel, believes such actions are either without merit or will not have a material adverse effect on the Company's financial position or results of operations.

In June 1998, Harman's Board of Directors authorized the repurchase of up to 1.5 million shares of Company common stock in the open market. Common stock purchases in fiscal 1999 totaled 965,400 shares. The share repurchase program was discontinued due to the restructuring. The Company plans to re-start the share repurchase program in fiscal 2000. Future repurchases are expected to be funded through operating cash flow. In July 1999, Harman's board of Directors authorized the repurchase of up to 1.0 million additional shares of Company common stock, increasing the total amount authorized to be repurchased to 2.5 million shares.

                             35
                                                            85

Notes to Consolidated Financial Statements continued
Harman International Industries, Incorporated and Subsidiaries


12. Employee Benefit Plans

Under the Retirement Savings Plan, domestic employees may contribute up to 12.0% of their pretax compensation. Highly compensated employees are limited to a 6 percent maximum deferral subject to review by the Corporate Executive committee each year. With the approval of the Board of Directors, each division may make a basic contribution equal to 2.0% of a participant's eligible compensation; a matching contribution of up to 3.0% (50.0% on the first 6.0% of an employee's tax-deferred contribution); and a profit sharing contribution. Profit sharing and matching contributions vest at a rate of 25.0% for each year of service with the employer, following three full years of service. Expenses related to the Retirement Savings Plan for the years ended June 30, 1999, 1998 and 1997 totaled $5,654,000, $5,448,000 and $2,516,000, respectively.

The Company also has a Supplemental Executive Retirement Plan
(SERP) that provides normal retirement, preretirement and termination benefits, as defined, to certain key executives designated by the Board of Directors. Expenses related to the SERP for the years ended June 30, 1999, 1998 and 1997 were $737,400, $668,000 and $683,000, respectively.

Additionally, certain non-domestic subsidiaries maintain defined benefit pension plans. These plans are not material to the accompanying consolidated financial statements.

13. Fair Value of Financial Instruments

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


Foreign Currency Contracts. At June 30, 1999, the Company had contracts maturing through June 2000, to purchase and sell the equivalent of approximately $40 million of various currencies. The fair value of foreign currency contracts used for hedging purposes is estimated by obtaining quotes from brokers. The cost of foreign currency contracts approximated fair value at June 30, 1999.

Long-Term Debt. Fair values of long-term debt are based on market prices where available. When quoted market prices are not available, fair values are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying value and fair value of long-term debt, excluding obligations under capital leases and unsubordinated loans are $263.7 million and $266.1 million, respectively, at June 30, 1999.

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

                                 36
                                                               86

15. Earnings Per Share Information

Years Ended June 30
($000s omitted except per share amounts)      1999                1998                1997
------------------------------------------------------------------------------------------------
                                         Basic   Diluted     Basic   Diluted     Basic   Diluted
                                       -------   -------    ------   -------    ------   -------
Income before extraordinary item       $11,723    11,723    53,826    53,826    54,832    54,832
Extraordinary item, net of taxes             -         -    (3,583)   (3,583)        -         -
                                       -------   -------    ------   -------    ------   -------
Net income                             $11,723    11,723    50,243    50,243    54,832    54,832
                                       -------   -------    ------   -------    ------   -------

Shares of Harman common stock
     outstanding                        17,897    17,897    18,574    18,574    18,552    18,552
Employee stock options                       -       164         -       270         -       342
                                       -------   -------    ------   -------    ------   -------
Total average equivalent shares         17,897    18,061    18,574    18,844    18,552    18,894
                                       -------   -------    ------   -------    ------   -------

Earnings per share before
extraordinary item                     $  0.66      0.65      2.90      2.86      2.96      2.90

Extraordinary item, net of taxes             -         -     (0.19)    (0.19)        -         -
                                       -------   -------    ------   -------    ------   -------
Earnings per share                     $  0.66      0.65      2.71      2.67      2.96      2.90
                                       -------   -------    ------   -------    ------   -------


16. Quarterly Summary of Operations (unaudited)

The following is a summary of operations by quarter for fiscal 1999 and 1998:

Three months ended: ($000s omitted except per share amounts)

Fiscal 1999                                         Sept 30     Dec 31     Mar 31     Jun 30
--------------------------------------------------------------------------------------------
Net sales                                         $ 315,896    387,518    374,904    421,817
Gross profit                                      $  83,735     84,447    104,961    124,592
Net income                                        $   8,491    (30,562)    12,817     20,977
EPS-basic*                                        $     .46      (1.73)       .72       1.18
EPS-diluted*                                      $     .45      (1.73)       .72       1.17



Note:	 Quarter ended December 31, 1999, includes
       special charges totaling $66.4 million,
       equal to $2.59 per share.

*  Quarters do not add to full year due to
   changes in shares outstanding.

Fiscal 1998

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


                                        37

Shareholder Information
Harman International Industries, Incorporated and Subsidiaries


Market Price                            Fiscal 1999         Fiscal 1998         Fiscal 1997
---------------------------------------------------------------------------------------------
                                        High      Low       High      Low       High      Low
First quarter ended September 30     $42.125   32.500    $50.063   39.000    $50.625   40.250
Second quarter ended December 31      44.500   31.500     57.063   35.250     55.875   48.000
Third quarter ended March 31          42.688   35.813     46.813   38.250     56.125   33.250
Fourth quarter ended June 30          47.500   34.250     46.438   36.750     43.250   33.250


The Common Stock of the Company is listed on the New York Stock
Exchange and is reported on the New York Stock Exchange Composite
Tape under the symbol HAR. As of June 30, 1999, the Company's
Common Stock was held by approximately 189 record holders.

The table above sets forth the reported high and low sales prices of the Company's Common Stock, as reported on the New York Stock
Exchange, for each quarterly period for fiscal years ended June 30, 1999, 1998, and 1997.

The Company paid dividends during fiscal 1999, 1998 and fiscal 1997 of $.20 per share, with a dividend of $.05 paid in each of the four quarters.











                                 38
                                                                88

Corporate Officers                                        Directors

Sidney Harman                                       Bernard A. Girod
Chairman                                            Sidney Harman
                                                    Shirley Mount Hufstedler
Bernard A. Girod                                    Ann McLaughlin
Chief Executive Officer                             Edward H. Meyer
                                                    Gregory Stapleton
Gregory Stapleton                                   Stanley Weiss
Chief Operating Officer

Frank Meredith                                         Annual Meeting
Vice President - Finance and                        The annual meeting of
Administration, Chief Financial                     shareholders will be held
Officer and Secretary                               on November 9, 1999, at
                                                    Chase Manhattan Bank,
Erich Geiger                                        270 Park Avenue,
Chief Technical Officer                             New York, NY 10017
                                                    At 11:00 am EST.  A
William S. Palin                                    proxy was sent to
Vice President - Controller                         shareholders on or about
                                                    September 17, 1999, at
Sandra B. Robinson                                  which time proxies for the
Vice President - Financial Operation                meeting were requested.

Edwin Summers                                       Registrar and Transfer Agent
Vice President and General Counsel                  ChaseMellon Shareholder
                                                    Services
                                                    400 South Hope Street,
Floyd E. Toole                                      4th Floor
Vice President - Acoustics                          Los Angeles, CA   90071
                                                    213-553-9720
Securities Traded
New York Stock Exchange
Symbol:  HAR

Corporate Headquarters                              Independent Auditor
1101 Pennsylvania Avenue, NW                        KPMG LLP
Washington, DC  20004                               725 South Figueroa Street
202-393-1101                                        Los Angeles, CA  90017
www.harman.com                                      213-972-4000


Except for the historical information contained in this Annual Report, the matters discussed herein contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including without limitation, the effect of economic conditions, product demand, currency exchange rates, labor disputes, competitive products and other risks detailed herein and in the Company's other filings with the Securities and Exchange Commission.

             THIS PAGE LEFT BLANK INTENTIONALLY






























                                                          90