Form 10-K405, Exhibit 13
period 2000-06-30
HARMAN INTERNATIONAL INDUSTRIES INC /DE/
filed 2000-09-11
CIK 800459

                                          EXHIBIT 13.1

                                THIS PAGE LEFT BLANK INTENTIONALLY

Financial Information Table of Contents

Management's Discussion and Analysis of
Financial Condition and Results of Operations           17

Statement of Management Responsibility                  22

Independent Auditor's Report                            23

Consolidated Financial Statements                       24

Notes to Consolidated Financial Statements              28

Shareholder Information                                 38



Except for historical information contained herein, the matters Discussed contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including, without limitation, the effect of economic conditions, product demand, currency exchange rates, labor disputes, competitive products and other risks detailed herein and in the Company's other filings with the Securities and Exchange Commission.

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations. Net sales for fiscal 2000 increased 12 percent to $1.678 billion, compared to $1.500 billion in fiscal 1999 and $1.513 billion in fiscal 1998. Fiscal 2000 growth was driven by higher audio system sales to automakers and personal computer manufacturers and higher professional audio sales. Sales were down slightly in fiscal 1999 due to weakness in Asian markets and our decisions to discontinue marginally profitable product lines and dealers and to initiate a destocking program with our international distributors. Weakness in European currencies reduced our reported sales as compared to the prior year in both fiscal year 2000 and fiscal year 1999. Excluding currency effects, fiscal 2000 sales increased 17 percent over the prior year.

The Company experiences seasonal fluctuations in sales and earnings. The first fiscal quarter is the weakest due to automotive model changeovers and the July and August holidays in Europe. Variations in seasonal demands among end-user markets may also cause operating results to vary from quarter to quarter.

The Company's businesses are organized by the end-user markets they serve. The Consumer Systems Group manufactures loudspeakers and electronics for high fidelity audio reproduction in the home, with computers and in vehicles. The Professional Group manufactures loudspeakers and electronics used by audio professionals in concert hall, recording, broadcast and cinema applications.

Consumer Systems Group sales increased 13 percent to $1.202 billion in fiscal 2000, compared to $1.066 billion in fiscal 1999 and $1.050 billion in fiscal 1998. Sales to automobile manufacturers increased 12 percent, primarily reflecting higher audio system shipments to Toyota and growth in radio and navigation system shipments to the Mercedes Benz division of Daimler Chrysler. Sales to personal computer manufacturers more than doubled, resulting from the success of our Harman Kardon audio systems offered with Apple and Dell computers and higher JBL audio systems sales to Compaq. Fiscal 2000 sales to consumer electronics dealers and distributors approximated prior year levels, reflecting higher sales in North America offset by lower sales in international markets due to our dealer destocking program. Fiscal 1999 sales were slightly higher than the previous year due to higher sales to automobile and personal computer manufacturers offset by lower sales to consumer electronics dealers and distributors.

Professional Group sales increased 10 percent to $476 million in fiscal 2000, compared to $434 million in fiscal 1999 and $439 million in fiscal 1998. JBL Professional, AKG, Harman Music Group and Lexicon all reported good growth. AKG's sales of miniature transducers for mobile phones and hands-free microphone applications in vehicles were especially robust. The March 2000 acquisition of Crown International, a professional amplifier manufacturer based in Indiana, also contributed to the growth. Fiscal 1999 sales were down slightly due to weak Asian markets, the discontinuance of marginally profitable product lines and lower sales in our mixing console businesses, offset by higher sales from JBL Professional, AKG and BSS and a one-time $11.0 million sale of broadcast software.

The consolidated gross profit percentage was 28.0 percent in fiscal 2000, compared to 26.5 percent in fiscal

Management's Discussion and Analysis of Financial
    Condition and Results of Operations continued

1999 and 26.8 percent in fiscal 1998. Gross profit increased 18 percent to $469 million in fiscal 2000, compared to $398 million in fiscal 1999 and $406 million in fiscal 1998. Fiscal 1999 gross profit included special charges totaling $24.3 million to reduce the carrying value of inventories of discontinued product lines. Excluding these charges, the fiscal 1999 gross profit percentage was 28.1 percent, approximately the same as the fiscal 2000 percentage. In fiscal 2000, the majority of the Consumer Systems Group and Professional Group companies reported a higher gross margin percentage than the prior year, but this was offset by lower margins on sales to international consumer audio dealers and distributors due to lower factory overhead absorption and other effects of the destocking program.

Selling, general and administrative expenses as a percentage of sales were 20.7 percent in fiscal 2000, compared to 21.5 percent in fiscal 1999 and 20.2 percent in fiscal 1998. Excluding $5.1 million in special charges, fiscal 1999 selling, general and administrative expenses as a percentage of sales were 21.1 percent. The decrease in fiscal 2000 selling, general and administrative expenses as a percentage of sales was due to cost savings realized from the implementation of restructuring programs in fiscal 1999, partially offset by higher investments in business infrastructure but at a rate of increase lower than the sales growth rate. Fiscal 1999 selling, general and administrative expenses increased primarily due to a $10 million increase in engineering and development costs to support new business with automakers and personal computer manufacturers. Fiscal 2000 research, engineering and development costs approximated the prior year due to increased expenditure levels, particularly in our German automotive electronics development operations, offset by the effects of currency translation.

In fiscal 1999, Harman reported plant closing and severance costs of $17.0 million, equal to 1.1 percent of sales, and asset impairment costs of $20.0 million, equal to 1.3 percent of sales. The plant closing and severance costs resulted from the closure of the El Paso, Texas, electronics plant, the closure of other smaller facilities and elimination of full-time positions in certain other locations. The asset impairment charge resulted from the write-down of tooling, factory equipment and other assets associated with discontinued product lines and other write-downs of assets that will no longer provide economic benefit to Harman.

In fiscal 2000, operating income increased to $121.7 million, compared to $38.7 million in fiscal 1999 and $100.3 million in fiscal 1998. Operating income as a percentage of sales was 7.3 percent in fiscal 2000, compared to 2.6 percent in fiscal 1999 and
6.6 percent in fiscal 1998. Excluding prior year restructuring charges, Consumer Systems Group operating income increased 10 percent to $97.6 million, driven by sales growth, higher gross margins and overhead reductions resulting from last year's restructuring, partially offset by $21 million of losses incurred in sales to international distributors due to our dealer destocking program. Excluding prior year restructuring charges, Professional Group operating income increased 34 percent to $36.1 million. Sales growth, higher gross margins and overhead reduction

                            18
programs implemented in last year's restructuring contributed to the operating income growth. Unallocated corporate and other operating expenses approximated prior year levels. The decrease in fiscal 1999 operating income was due to the special charges totaling $66.4 million discussed previously. Excluding these charges, operating income was 7.0 percent of sales in fiscal 1999.

Interest expense in fiscal 2000 was $18.5 million, compared to $23.6 million in fiscal 1999 and $24.9 million in fiscal 1998. Fiscal 2000 interest expense decreased due to lower average borrowings, resulting from the use of strong operating cash flows to reduce revolving credit facility borrowings, and lower interest rates. Fiscal 2000 average borrowings were $325.4 million, compared to $397.1 million in fiscal 1999 and $382.4 million in fiscal 1998. Interest expense decreased in fiscal 1999 due to lower average interest rates.

The weighted average interest rate in fiscal 2000 was 5.7 percent, compared to 6.0 percent in fiscal 1999 and 6.5 percent in fiscal 1998. The decrease in average interest rates in fiscal 2000 was due to a lower percentage of US Dollar denominated debt. The decrease in average interest rates in fiscal 1999 was due to the December 1, 1998, retirement of $45 million of 11.2% notes, funded with revolving credit facility borrowings.

As a result, in fiscal 2000 the Company reported income before income taxes, minority interest and extraordinary item of $102.8 million, compared to $14.4 million in fiscal 1999, $80.9 million before restructuring charges, and $75.7 million in fiscal 1998. In fiscal 2000, the Company reported income tax expense of $29.9 million, an effective tax rate of 29.1 percent. This compares with income tax expense of $2.7 million and an effective tax rate of 18.7 percent in fiscal 1999. Fiscal 1998 tax expense was $21.9 million with an effective tax rate of 28.9 percent. The effective tax rates for fiscal years 2000, 1999 and 1998 were below the U.S. statutory rate due to utilization of tax credits, realization of tax benefits for United States exports and the utilization of tax loss carryforwards at certain foreign subsidiaries. The effective rate for fiscal 1999 was significantly below the statutory rate because the above benefits offset a lower pretax income base.

The Company reported an extraordinary charge, net of related tax benefits, of $3.6 million in fiscal 1998 due to the early extinguishment of $64 million of 12.0 percent notes, due August 1, 2002. The debt retirement was funded with proceeds from the issuance of ten-year senior notes bearing interest at 7.32 percent. The Company reported no extraordinary charges in fiscal years 2000 or 1999.

Net income for fiscal 2000 was $72.8 million, compared with $11.7 million in fiscal 1999 and $50.2 million in fiscal 1998. Excluding restructuring charges, fiscal 1999 net income would have been $57.6 million.

Liquidity and Capital Resources. Harman International primarily finances its working capital requirements through cash generated by operations, a revolving credit facility and normal trade credit.

Management's Discussion and Analysis of Financial
    Condition and Results of Operations continued


The Company and certain subsidiaries have a multi-currency revolving credit facility with a group of eleven banks committing $275 million to the Company for cash borrowings and letters of credit through September 30, 2002. At June 30, 2000, the Company had outstanding indebtedness under the revolving credit facility of $15.0 million, outstanding letters of credit of $7.3 million and unused credit thereunder of $252.7 million. The indebtedness at June 30, 2000, consists of committed rate loans, which bear interest at LIBOR plus 0.20 percent, and swing line borrowings, which bear interest at base rates.

The Company and certain subsidiaries have a term loan with a group of banks led by Commerzbank committing 150 million German marks to the Company for cash borrowings through August 30, 2002. At June 30, 2000, the Company had outstanding indebtedness under this facility of 150 million German marks, equal to $73.2 million. The indebtedness at June 30, 2000, bears interest at LIBOR plus 0.30 percent, equal to 4.7 percent.

At June 30, 1999, certain international subsidiaries of the Company maintained unsecured short-term lines of credit of $16.2 million and had outstanding indebtedness thereunder of approximately $11.8 million.

Capital expenditures, net of lease financing, were $80.4 million in fiscal 2000, compared with $67.8 million in fiscal 1999 and $57.5 million in fiscal 1998. Expenditures in fiscal 2000 and 1999 were for equipment and facilities required to increase manufacturing capacity and efficiency, primarily in our businesses supplying the automotive industry, and new product tooling.

The Company anticipates capital expenditures of approximately $130 million during the next fiscal year. Firm commitments of approximately $22.4 million existed as of June 30, 2000, for capital expenditures during fiscal 2001. The Company anticipates that a portion of these capital expenditures will be financed through lease financing arrangements.

Net working capital at June 30, 2000 was $309.6 million, compared with $359.8 million at June 30, 1999. The decrease primarily results from higher accounts payable, due to increased business volume and the timing of payments to vendors, accruals for costs to integrate and rationalize operations and higher accrued income taxes due to major growth in income.

Excess of cost over fair value of assets acquired was $166.6 million at June 30, 2000, compared with $140.8 million at June 30, 1999. The increase was due to the acquisitions of Innovative Systems, GmbH, a leading developer of automotive navigation software located in Hamburg, Germany, and Crown International, a professional audio amplifier manufacturer based in Elkhart, Indiana.

Shareholders' equity was $486.3 million at June 30, 2000, compared with $468.2 million at June 30, 1999, and $511.9 million at June 30, 1998. The increase in fiscal 2000 resulted from net income offset by common stock repurchases totaling $36.0 million and negative foreign currency translation adjustments totaling $17.2 million due to the weakening of the Euro against the U.S. dollar. The decrease in fiscal 1999 resulted from common stock repurchases totaling $34.0 million and negative foreign currency translation adjustments of

$20.4 million due to the weakening of the Euro against the U.S.
dollar.

Through July 1999, common stock repurchase authorizations by Harman's Board of Directors totaled 2.5 million shares. In August 2000, the Board of Directors authorized a two-for-one stock split and also authorized the repurchase of an additional two million shares, post-split. Through June 30, 2000, the Company had acquired and placed in treasury 1,744,000 shares of its common stock at a total cost of $70.0 million. In July 2000, the Company repurchased an additional 625,000 shares. Future repurchases are expected to be funded with operating cash flow.

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

Recent Accounting Pronouncements. Recent accounting pronouncement
SFAS No. 133, "Accounting for Derivative Instruments and Hedging
Activities," as amended, is discussed in footnote 1 to the consolidated financial statements, Summary of Significant
Accounting Policies.

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


/s/ Bernard A. Girod          /s/ Frank Meredith

Bernard A. Girod	            Frank Meredith
Vice Chairman and	            Executive Vice President and
Chief Executive Officer	      Chief Financial Officer

Independent Auditor's Report
The Board of Directors and Shareholders of Harman International
Industries, Incorporated:

We have audited the accompanying consolidated balance sheets of Harman International Industries, Incorporated and subsidiaries as of June 30, 2000 and 1999 and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended June 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harman International Industries, Incorporated and subsidiaries as of June 30, 2000 and 1999 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2000 in conformity with generally accepted accounting principles.



/s/ KPMG
Los Angeles, California
August 10, 2000

Consolidated Balance Sheets
Harman International Industries, Incorporated and Subsidiaries

                                                   June 30, 2000 and 1999
                                      ($000s omitted except share amounts)
Assets                                                2000            1999
                                               -----------      ----------
Current assets
   Cash and cash equivalents                   $     4,365           2,963
   Receivables (less allowance for doubtful
            accounts of $11,760 in 2000 and
            $8,732 in 1999)                        306,596         303,371
   Inventories (note 3)                            298,273         280,115
   Other current assets                             61,792          60,160
                                               -----------      ----------
Total current assets                               671,026         646,609

Property, plant and equipment,
   net (notes 4, 6 and 7)                          251,737         241,063
Excess of cost over fair value of assets
   acquired (less accumulated amortization
   of $32,196 in 2000 and $25,788 in 1999)         166,647         140,824
Other assets                                        48,095          37,259
                                               -----------      ----------

Total assets                                   $ 1,137,505       1,065,755
                                               -----------      ----------

Liabilities and Shareholders' Equity

Current liabilities
   Short-term borrowings (notes 5 and 6)       $    14,969          19,411
   Current portion of long-term debt (note 6)        7,537          11,750
   Accounts payable                                161,333         120,116
   Accrued liabilities                             177,542         135,544
                                               -----------      ----------
Total current liabilities                          361,381         286,821

Borrowings under revolving credit
   facility (note 6)                                11,835          34,375
Senior long-term debt (note 6)                     242,983         246,039
Other non-current liabilities                       33,918          29,585
Minority interest                                    1,055             748
Shareholders' equity (notes 6, 8, and 11)
   Preferred stock, $.01 par value.  Authorized
     5,000,000 shares; none issued and outstanding      --              --
   Common stock, $.01 par value.  Authorized
     50,000,000 shares; issued 18,775,304 shares
     in 2000 and 18,722,735 shares in 1999             188             187
   Additional paid-in capital                      292,897         290,873
   Equity adjustment from foreign currency
     Translation                                   (59,131)        (41,885)
   Retained earnings                               322,383         252,989
   Less common stock held in treasury
     (1,744,000 shares in 2000 and 965,400
      shares in 1999)                              (70,004)        (33,977)
                                               -----------      ----------
Total shareholders' equity                         486,333         468,187
                                               -----------      ----------
Commitments and contingencies
   (notes 7, 11 and 13)

Total liabilities and shareholders' equity     $ 1,137,505       1,065,755
                                               -----------      ----------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations
Harman International Industries, Incorporated and Subsidiaries

                            Years Ended June 30, 2000, 1999 and 1998
                             ($000s omitted except per share amounts)
                                  2000           1999           1998
                           -----------    -----------    -----------
Net sales                  $ 1,677,939      1,500,135      1,513,255
Cost of sales                1,208,603      1,102,400      1,107,229
                           -----------    -----------    -----------
   Gross profit                469,336        397,735        406,026

Selling, general and
   administrative expenses     347,614        322,008        305,701
Plant closures and severance        --         17,010             --
Asset impairment                    --         20,054             --
                           -----------    -----------    -----------
   Operating income            121,722         38,663        100,325

Other expenses
   Interest expense             18,507         23,641         24,885
   Miscellaneous, net              386            575           (267)
                           -----------    -----------    -----------

      Income before income
      taxes, minority
      interest and
      extraordinary item       102,829         14,447         75,707

Income tax expense              29,923          2,706         21,851
Minority interest                   68             18             30
                           -----------    -----------    -----------

   Income before
   extraordinary item           72,838         11,723         53,826

Extraordinary item, net
   of income tax effect
   of $1,610                        --             --         (3,583)
                           -----------    -----------    -----------
Net income                 $    72,838         11,723         50,243
                           -----------    -----------    -----------

Basic EPS before
   extraordinary item      $      4.23           0.66           2.90
Extraordinary item                  --             --          (0.19)
                           -----------    -----------    -----------
Basic EPS                  $      4.23           0.66           2.71
                           -----------    -----------    -----------

Diluted EPS before
   extraordinary item      $      4.13           0.65           2.86
Extraordinary item                  --             --          (0.19)
                           -----------    -----------    -----------
Diluted EPS                $      4.13           0.65           2.67
                           -----------    -----------    -----------

Weighted average shares
   outstanding - basic          17,226         17,897         18,574
Weighted average shares
   outstanding - diluted        17,650         18,061         18,844





See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Harman International Industries, Incorporated and Subsidiaries

                                    Years Ended June 30, 2000, 1999 and 1998
                                                              ($000s omitted)
                                             2000         1999          1998
                                       ----------    ---------      --------
Cash flows from operating
   activities:
   Net income                          $   72,838       11,723        50,243
Adjustments to reconcile
   net income to net cash
   provided by operating
   activities:
   Depreciation                            53,487       60,202        54,801
   Amortization of
   intangible assets                       11,131        6,578         7,713
   Special charges, net of
   cash paid                                   --       54,751            --
   Tax benefit attributable
   to stock options                           137           59           172
   Deferred income taxes                    4,512        2,635        15,530
   (Gain) loss on disposition
   of assets                                3,117          942        (6,454)
Change in working capital,
   net of acquisition/
   disposition effects:
Decrease (increase) in:
   Receivables                             (4,945)     (14,897)        5,442
   Inventories                            (20,557)      (6,985)      (24,105)
   Other current assets                       (63)      10,303       (13,598)
Increase (decrease) in:
   Accounts payable                        40,283       10,847          (403)
   Accrued liabilities
   and income taxes payable                31,278      (10,731)       (7,842)
   Other operating activities               3,347          753         1,191
                                       ----------    ---------      --------
Net cash provided by
   operating activities                $  194,565      126,180        82,690
                                       ----------    ---------      --------
Cash flows from investing
   activities:
   Payment for purchase of
   companies, net of cash
   acquired                            $  (49,683)        (568)      (98,210)
   Proceeds from asset
   Dispositions                            16,690        2,861        66,529
   Capital expenditures                   (80,355)     (67,830)      (57,528)
   Purchased and capitalized
   software expenditure                   (16,306)      (2,962)       (6,336)
   Issuance of loans, net                    (645)     (11,600)           --
   Other items, net                           356        1,825         1,377
                                       ----------    ---------      --------
Net cash used in investing
   Activities                          $ (129,943)     (78,274)      (94,168)
                                       ----------    ---------      --------
Cash flows from financing
   activities:
   Net (repayments) borrowings
   under lines of credit               $   (3,240)       1,477         3,084
   Proceeds from issuance of
   long-term debt                          11,740       35,206       236,640
   Repayments of long-term debt           (33,568)     (63,002)     (215,412)
   Repurchase of common stock             (36,027)     (33,977)           --
   Dividends paid to
   Shareholders                            (3,444)      (3,589)       (3,715)
   Exercise of stock options                1,888        2,479         3,675
                                       ----------    ---------      --------
Net cash flow provided by
   (used in) financing
   activities                          $  (62,651)     (61,406)       24,272
                                       ----------    ---------      --------
Effect of exchange rate changes
   on cash                                   (569)         259          (820)
                                       ----------    ---------      --------
Net increase (decrease) in
   cash and cash equivalents                1,402      (13,241)       11,974

Cash and cash equivalents at
   beginning of year                        2,963       16,204         4,230
                                       ----------    ---------      --------
Cash and cash equivalents at
   end of year                         $    4,365        2,963        16,204

Supplemental schedule of non-cash
   investing activities:
Fair value of assets acquired          $   78,084        1,672       160,164
Cash paid for the capital stock            49,683          568        98,210
                                       ----------    ---------      --------
Liabilities assumed                    $   28,401        1,104        61,954
                                       ----------    ---------      --------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
Harman International Industries, Incorporated and Subsidiaries

                                                     Years Ended June 30, 2000, 1999 and 1998
                                                                               ($000s omitted)
                                                Accumulated
                                                   foreign
                           Common   Additional    currency                           Net Share-
                         Stock $.01    paid-in  translation   Retained    Treasury    holders'
                          par value    capital  adjustments   earnings      stock      equity
                           -------    --------    --------    --------    --------    --------
Balance, June 30, 1997     $   185     284,490     (16,240)    198,327          --     466,762
                           -------    --------    --------    --------    --------    --------
Exercise of stock options        1       3,674          --          --          --       3,675
Tax benefit attributable
   to stock option plan         --         172          --          --          --         172
Dividends ($.20 per share)      --          --          --      (3,715)         --      (3,715)
Comprehensive income            --          --      (5,238)     50,243          --      45,005
                           -------    --------    --------    --------    --------    --------
Balance, June 30, 1998     $   186     288,336     (21,478)    244,855          --     511,899
                           -------    --------    --------    --------    --------    --------
Exercise of stock options        1       2,478          --          --          --       2,479
Tax benefit attributable
   to stock option plan         --          59          --          --          --          59
Common stock repurchases        --          --          --          --     (33,977)    (33,977)
Dividends ($.20 per share)      --          --          --      (3,589)         --      (3,589)
Comprehensive income            --          --     (20,407)     11,723          --      (8,684)
                           -------    --------    --------    --------    --------    --------
Balance, June 30, 1999     $   187     290,873     (41,885)    252,989     (33,977)    468,187
                           -------    --------    --------    --------    --------    --------
Exercise of stock options        1       1,887          --          --          --       1,888
Tax benefit attributable
   to stock option plan         --         137          --          --          --         137
Common stock repurchases        --          --          --          --     (36,027)    (36,027)
Dividends ($.20 per share)      --          --          --      (3,444)         --      (3,444)
Comprehensive income            --          --     (17,246)     72,838          --      55,592
                           -------    --------    --------    --------    --------    --------
Balance, June 30, 2000     $   188     292,897     (59,131)    322,383     (70,004)    486,333
                           -------    --------    --------    --------    --------    --------







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

Where necessary, prior years' information has been reclassified to conform to the 2000 consolidated financial statement presentation.

Cash Equivalents. Cash equivalents of $0.2 million with maturities less than three months were included in cash and cash equivalents at June 30, 2000.

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

Income Taxes. The deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the expected reversal of the cumulative temporary differences between the carrying value of assets and liabilities for financial statement and income tax purposes. Deferred income tax expense is measured by the change in the net deferred income tax asset or liability during the year. The Company has not provided U.S. federal or foreign withholding taxes on foreign subsidiary undistributed earnings as of June 30, 2000, because such earnings are intended to be permanently invested. It is not practicable to determine the U.S. Federal income tax liability, if any, that would be payable if such earnings were not reinvested indefinitely.

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

Purchased and Deferred Software Costs. Software costs that are related to conceptual formulation and incurred prior to the establishment of technological feasibility are expensed as incurred. Costs incurred to purchase software to be sold as an integral component of a product are deferred. Software costs for products which demonstrate technological feasibility and which deferred cost is considered recoverable by management are deferred in compliance with SFAS 86. The deferred costs are amortized over the product's life,usually three years. At June 30, 2000, purchased software costs were $7.3 million and other deferred software costs totaled $9.8 million, net of accumulated amortization of $5.7 million. Deferred costs at June 30, 1999, totaled $6.7 million, net of accumulated amortization of $1.1 million. Deferred costs are principally comprised of costs to acquire or develop automotive navigation, telecommunications and networking software.

Research and Development. Research and development costs are expensed as incurred. The Company's expenditures for research and development were $76.2 million, $76.0 million and $65.9 million for the fiscal years ending June 30, 2000, 1999 and 1998, respectively.

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

Use of Estimates. Estimates and assumptions have been made relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reporting of revenues and expenses during the reporting periods to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

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

2. Restructuring and special charges

During the second quarter of fiscal 1999, the Company implemented a restructuring program designed to improve the profitability of the consumer business and other operations. The following initiatives were implemented: (1) a major re-alignment of the consumer audio dealer and distribution structure to strengthen the positioning of our various brands, (2) elimination of a significant number of marginally profitable product lines, and (3) significant overhead reductions due to product line eliminations and weakening consumer market conditions. As a result, the El Paso manufacturing facility was closed, facilities located in California, Japan, Brazil and France were closed, and jobs were eliminated at facilities in Switzerland, the United Kingdom, California, New York and Massachusetts. Approximately 450 full-time positions were eliminated. The Company discontinued certain product lines and reduced its dealer base. As a result, the Company wrote off certain assets that no longer provide economic benefit. These actions resulted in pretax charges totaling $66.4 million.

The components of the restructuring charge and utilization of the provisions through June 30, 2000, are presented below.

<CAPTION
                        Original    Charges to   June 1999   Charges to   June 2000
($ in millions)        Provision     Reserves     Balance     Reserves     Balance
                       ---------    ----------   ---------   ----------   ---------
Plant closures and
   severance           $   17.0          14.7         2.3          1.6    $    0.7
Asset impairment           20.0          18.7         1.3          1.3         0.0
Inventories                24.3          11.9        12.4         11.7         0.7
Other                       5.1           5.1         0.0          0.0         0.0
                       ---------    ----------   ---------   ----------   ---------
Total                  $   66.4          50.4        16.0         14.6    $    1.4
                       ---------    ----------   ---------   ----------   ---------

Provision balances remaining at June 30, 2000, are primarily comprised of mark-downs for inventories to be disposed and the present value of future lease commitments net of sublease income associated with certain facility closures.

3. Inventories

Inventories consist of the following:

June 30 ($000s omitted)       2000         1999
 ----------------------------------------------
Finished goods            $134,038      137,566
Work in process             40,815       37,317
Raw materials              123,420      105,232
                          --------     --------
Total                     $298,273      280,115
                          --------     --------

4. Property, Plant and Equipment

Property, plant and equipment are composed of the following:

June 30 ($000s omitted)          2000         1999
 -------------------------------------------------
Land                        $   4,647        3,949
Buildings and improvements    116,376       95,567
Machinery and equipment       326,264      320,759
Furniture and fixtures         38,885       40,849
                             --------     --------
                              486,172      461,124
Less accumulated depreciation
     and amortization        (234,435)    (220,061)
                             --------     --------
Property, plant and
     equipment, net         $ 251,737      241,063
                             --------     --------

5. Short-Term Borrowings

At June 30, 2000, the Company had unsecured short-term lines of credit for certain international subsidiaries aggregating $16.2 million with outstanding borrowings of $11.8 million. Interest rates based on various indices ranged from 4.9 percent to 7.5 percent. At June 30, 1999, the Company had outstanding borrowings of approximately $12.6 million and interest rates ranging from 3.2 percent to 7.0 percent.

Notes to Consolidated Financial Statements continued
Harman International Industries, Incorporated and Subsidiaries


The Company utilizes the swing line feature of the revolving credit facility to meet its short-term borrowing requirements. At June 30, 2000, the Company had $3.1 million drawn on its swing lines at base rates in the local countries where the funds were drawn, ranging from 3.0 percent in Switzerland to 7.0 percent in Germany. At June 30, 1999, the Company had $6.8 million drawn on its swing lines at base rates in the local countries where the funds were drawn, ranging from 3.0 percent in Switzerland to 5.5 percent in the United Kingdom.

6. Long-Term Debt

The Company and certain subsidiaries have a five-year multi-currency revolving credit facility with a group of eleven banks committing $275 million to the Company for cash borrowings and letters of credit through September 30, 2002. At June 30, 2000, the Company had borrowings of $15.0 million on the revolving credit facility (including swing line, competitive advance and revolving credit borrowings) and outstanding letters of credit of $7.3 million. The unused credit under the revolving credit facility at June 30, 2000, was $252.7 million. The interest rate on the June 30, 2000 competitive advance and revolving credit borrowings, at LIBOR plus 0.20 percent, was 7.6 percent in the United States. The Company is required under the revolving credit agreement to maintain certain financial ratios and meet certain net worth and indebtedness tests. The Company was in compliance with such covenants at June 30, 2000 and 1999.

The Company's other long-term debt agreements contain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional indebtedness, create restrictions on subsidiary dividends and distributions, limit the Company's ability to encumber certain assets and restrict the Company's ability to issue capital stock of its subsidiaries. The Company was in compliance with the terms of its long-term debt agreements at June 30, 2000 and 1999. Under the most restrictive provisions, limited amounts of dividends may be paid as of June 30, 2000.

Interest paid for both short- and long-term borrowings was $20,472,000, $25,288,000, and $27,576,000 during the fiscal years ended June 30, 2000, 1999 and 1998, respectively.


Long-term debt is composed of the following:

June 30 ($000s omitted)                    2000       1999
 ---------------------------------------------------------

Borrowings under revolving
    credit facility, due September
    30, 2002, with variable rates;
    rate was 7.6% at June 30, 2000     $ 11,835     34,375
Senior notes, unsecured,
    due July 1, 2007, interest
    due semiannually at 7.3%            150,000    150,000
Borrowings under Deutschmark
    facility, due August 30, 2002;
    variable rate was 4.7%  at
    June 30, 2000                        73,230     79,321
Obligations under
    capital leases (note 7)              12,710     24,214
Other unsubordinated loans
    due in installments through
    2030, some of which vary
    with the prime rate, bearing
    interest at an average
    effective rate of 4.0%
    at June 30, 2000                     14,580      4,254
                                       --------   --------
Total                                   262,355    292,164
Less current installments                (7,537)   (11,750)
                                       --------   --------
Long-term debt                         $254,818    280,414
                                       --------   --------

Long-term debt, including obligations under capital leases, maturing in each of the next five fiscal years (000Os omitted) is as follows:

 ------------------------------------
 2001                        $  7,537
 2002                           1,814
 2003                          85,871
 2004                             836
 2005                             888
 Thereafter                   165,409
 ------------------------------------

7. Leases

The following analysis represents property under capital leases:

June 30 ($000s omitted)              2000         1999
 -----------------------------------------------------
Capital lease assets            $  34,361       42,462
Less accumulated amortization     (19,325)     (14,557)
                                ---------     --------
Net                             $  15,036       27,905
                                ---------     --------

Capital lease obligations of $7.4 million and $12.9 million were incurred to fund equipment additions during the fiscal years ended June 30, 1999 and 1998, respectively. No new capital lease obligations were incurred in fiscal 2000. At June 30, 2000, the Company is liable for the following minimum lease commitments under terms of noncancelable lease agreements:

                                 Capital   Operating
($000s omitted)                   Leases      Leases
 ---------------------------------------------------
 2001                           $  7,464    $ 48,528
 2002                              1,529      44,363
 2003                                737      39,789
 2004                                782      35,182
 2005                                735      23,267
 Thereafter                        2,663      67,996
                                --------    --------
 Total minimum lease payments     13,910    $259,125
    less interest                 (1,200)   --------
                                --------
 Present value of minimum
    lease payments              $ 12,710
                                --------

Operating lease expense net of subrental income under operating leases having noncancelable terms of greater than one year for the years ended June 30, 2000, 1999 and 1998 was $43,731,000,
$35,072,000, and $33,288,000, respectively.


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

No stock appreciation right, performance unit or restricted stock grants have been made through June 30, 2000. Options to purchase shares of Common Stock have been granted under both Plans. Options granted are at prices not less than market value on the date of grant and, under the terms of the 1992 Plan, may not be repriced. Options granted pursuant to the 1987 and 1992 Plans generally vest over five years and expire ten years from the date of grant.

In August 1998, the Company granted performance-based stock options to a group of employees that only vest as Harman's common stock price achieves specified target levels and the average closing stock price remains at or above those levels for at least 30 consecutive calendar days. These options were granted at a price of $39.75 per share, equal to the market price on the date of grant, and expire in August 2008. The Company measures the cost of

                           31
these performance-based options as the difference between the exercise price and market price required for vesting and recognizes this expense over the period to the estimated vesting dates and in full for options that have vested. In fiscal 2000, the Company recognized $2.0 million in compensation expense for the performance-based options.

The fair value of each option granted has been estimated on the date of grant using the Black-Scholes option-pricing model, with the following assumptions for grants in fiscal 2000, fiscal 1999 and fiscal 1998: annual dividends consistent with the Company's current dividend policy, which resulted in payments of $0.20 per share in the last three years; expected volatility of 33 percent in fiscal 2000 and in fiscal 1999 and 34 percent in fiscal 1998; risk free interest rate of 6.4 percent in fiscal 2000, 5.7 percent in fiscal 1999 and 5.2 percent in fiscal 1998; and expected life of 2.3 years from the vesting date. The weighted average fair value of options granted was $19.11 in fiscal 2000, $19.74 in fiscal 1999 and $16.56 in fiscal 1998. Pro forma compensation cost for grants under the stock option program since July 1, 1995, recognized in accordance with SFAS No. 123, would reduce the Company's net income from $72.8 million (diluted EPS of $4.13) to $68.6 million (diluted EPS of $3.89) in fiscal 2000, from $11.7 million (diluted EPS of $0.65) to $9.5 million (diluted EPS of $0.52) in fiscal 1999, and from $50.2 million (diluted EPS of $2.67) to $47.9 million (diluted EPS of $2.54) in fiscal 1998. Because the pro forma compensation cost for the stock option program is recognized over the five year vesting period, the foregoing pro forma reductions in the Company's net income are not representative of anticipated amounts in future years.

At June 30, 2000, a total of 3,050,331 shares of Common Stock were reserved for issuance under the 1992 Plan.


Stock Option Activity Summary:  Years ended June 30

                                            Weighted
                                             Average
                             Shares   Exercise Price
 ---------------------------------------------------
Balance at June 30, 1997   1,448,436        $  32.11
                           ---------
    Granted                  313,550        $  41.98
    Canceled                 (96,708)       $  39.71
    Exercised               (190,945)       $  22.37
                           ---------
Balance at June 30, 1998   1,474,333        $  34.97
                           ---------
    Granted                  590,250        $  41.46
    Canceled                (160,839)       $  40.48
    Exercised                (89,413)       $  27.73
                           ---------
Balance at June 30, 1999   1,814,331        $  36.95
                           ---------
    Granted                  484,000        $  45.72
    Canceled                 (66,625)       $  35.92
    Exercised                (52,569)       $  42.11
                           ---------
Balance at June 30, 2000   2,179,137        $  38.76
                           ---------

Options Outstanding at June 30, 2000

                                  Weighted
                                   average        Weighted
       Range of   Number of      remaining         average
exercise prices     options  life in years  exercise price
 ---------------------------------------------------------
 $  7.38- 7.38       77,300           1.37       $   7.38
 $ 11.31-11.31        8,400           2.36       $  11.31
 $ 19.76-28.01      234,090           3.30       $  24.74
 $ 30.17-45.19    1,492,197           7.06       $  40.43
 $ 46.13-53.25      367,150           8.62       $  48.12
 -------------    ---------
 $  7.38-53.25    2,179,137           6.70       $  38.76
 -------------    ---------


Options Exercisable at June 30, 2000

                                   Weighted
       Range of   Number of         average
exercise prices     options  exercise price
 ------------------------------------------
 $  7.38- 7.38       77,300       $   7.38
 $ 11.31-11.31        8,400       $  11.31
 $ 19.76-28.01      234,090       $  24.74
 $ 30.17-45.19      691,062       $  38.17
 $ 46.13-53.25       70,800       $  52.01
 -------------    ---------
 $  7.38-53.25    1,081,652       $  33.76
 -------------    ---------

At June 30, 1999, options with an average exercise price of $31.74 were exercisable on 871,764 shares. At June 30, 1998, options with an average exercise price of $30.10 were exercisable on 801,251 shares.


9. Income Taxes

The tax provisions and analysis of effective income tax rates are comprised of the following items:

Years Ended June 30
($000s omitted)                  2000       1999       1998
 ----------------------------------------------------------
Provision for Federal income
  taxes before credits
  at statutory rate          $ 35,990      5,056     26,497
State income taxes                276       (182)     1,878
Difference between Federal
  statutory rate and foreign
  effective rate                 (384)    (3,863)    (8,335)
Permanent differences
  between financial and
  tax accounting income           624        654        831
Tax exempt foreign sales
  corporation earnings         (1,139)    (1,483)    (1,575)
Change in valuation
  allowance                    (2,422)        --     (6,609)
Change in other
  tax liabilities              (1,257)       966      5,919
Losses without
  income tax benefit              673      3,158      3,984
Federal income
  tax credits                  (1,875)    (1,500)    (1,500)
Other                            (563)      (100)       761
                             --------    -------    -------
Total                        $ 29,923      2,706     21,851
                             --------    -------    -------

Income tax expense (benefit) consists of the following:

Years Ended June 30
($000s omitted)         2000       1999        1998
 --------------------------------------------------
Current:
  Federal           $ 10,158     (2,847)     12,860
  State                  368        305       1,864
  Foreign             21,528     14,638      10,556
                    --------    -------     -------
                      32,054     12,096      25,280
                    --------    -------     -------
Deferred:
  Federal             (2,039)    (8,903)     (4,079)
  State                  (92)      (487)        650
                    --------    -------     -------
                      (2,131)    (9,390)     (3,429)
                    --------    -------     -------
Total               $ 29,923      2,706      21,851
                    --------    -------     -------

Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities and available tax loss carry-forwards.

The following deferred taxes (1999 adjusted as per income tax return) are recorded:

Assets/(liabilities)

June 30 ($000s omitted)                2000      1999
 ----------------------------------------------------
Inventory costing differences      $  6,387     5,984
Foreign net operating loss            7,862     7,862
Valuations and other allowances       9,863    10,981
                                   --------   -------
Total gross deferred tax asset     $ 24,112    24,827
Less valuation allowance             (5,440)   (7,862)
                                   --------   -------
Deferred tax asset                 $ 18,672    16,965
Total gross deferred tax liability
    from fixed asset depreciation    (9,554)   (9,978)
                                   --------   -------
Net deferred tax asset             $  9,118     6,987
                                   --------   -------

Management believes the results of future operations will generate sufficient taxable income to realize the net deferred tax asset.


The Company acquired tax loss carryforwards from certain foreign subsidiaries. A portion of the Company's loss carryforward in Austria has been recorded as an asset. No other loss carryforward assets have been recorded. Goodwill reduction resulting from tax loss carryforward utilization at Becker, in German marks, was 12.4 million in fiscal 2000, 22.9 million in fiscal 1999 and 28.1 million in fiscal 1998.

Cash paid (refunded) for Federal, state and foreign income taxes was $2,306,000, ($1,985,000), and $17,299,000, during fiscal years ended June 30, 2000, 1999 and 1998, respectively.

Accrued income taxes were $26.2 million and $6.2 million as of June 30, 2000 and 1999, respectively. These balances are included in accrued liabilities.

10. Business Segment Data

The Company's predominant business is the manufacture of high fidelity audio and video products. Our businesses are organized based on the end-user markets served - consumer and professional.

The Consumer Systems Group manufactures loudspeakers and electronics for high fidelity audio reproduction in the home, with computers and in vehicles. Home applications include two-channel audio, multi-channel audio/video and personal computer audio. Consumer products are marketed worldwide under brand names including JBL, Harman Kardon, Infinity, Revel, Mark Levinson and Proceed. In the consumer segment, car audio sales to DaimlerChrysler accounted for approximately 22.3%, 23.4% and 20.1% of consolidated net sales for the years ended June 30, 2000, 1999 and 1998.

The Professional Group manufactures loudspeakers and electronics used by audio professionals in concert halls, cinemas, recording studios, broadcasting operations and live music events. Professional products are marketed worldwide under brand names including JBL, AKG, Studer, Lexicon, Soundcraft, DOD, Digitech and dbx.

The following table reports external sales, operating income, assets, capital expenditures and depreciation and amortization by segment.

Segmentation

Years ended June 30
($000s omitted)                    2000         1999         1998
 ----------------------------------------------------------------
External sales:
   Consumer                 $ 1,201,642    1,066,358    1,050,169
   Professional                 476,297      433,744      439,474
   Other                             --           33       23,612
                            -----------   ----------   ----------
Total                       $ 1,677,939    1,500,135    1,513,255
                            -----------   ----------   ----------
Operating income:
   Consumer                 $    97,567       89,011       94,603
   Professional                  36,148       27,005       18,862
   Other                        (11,993)     (10,907)     (13,140)
   Restructuring
   charges                           --      (66,446)          --
                            -----------   ----------   ----------
Total                       $   121,722       38,663      100,325
                            -----------   ----------   ----------
Assets:
   Consumer                 $   775,389      770,270      795,018
   Professional                 330,467      267,274      267,660
   Other                         31,649       28,211       68,006
                            -----------   ----------   ----------
Total                       $ 1,137,505    1,065,755    1,130,684
                            -----------   ----------   ----------
Capital expenditures:
   Consumer                 $    71,098       53,057       40,757
   Professional                   8,840       14,010       16,121
   Other                            417          763          650
                            -----------   ----------   ----------
Total                       $    80,355       67,830       57,528
                            -----------   ----------   ----------
Depreciation and
   amortization:
   Consumer                 $    48,943       48,345       43,706
   Professional                  14,124       15,574       15,753
   Other                          1,551        2,861        3,055
                            -----------   ----------   ----------
Total                       $    64,618       66,780       62,514
                            -----------   ----------   ----------



Net sales and long-lived assets by geographic area for the years ended June 30, 2000, 1999 and 1998 were as follows.


Years Ended June 30
($000s omitted)                    2000         1999         1998
 ----------------------------------------------------------------
Net sales:
U.S.                        $   786,296      593,004      627,516
Europe                          652,295      652,446      580,857
Other                           239,348      254,685      304,882
                            -----------   ----------   ----------
Total                       $ 1,677,939    1,500,135    1,513,255
                            -----------   ----------   ----------
Long-lived assets:
U.S.                        $   211,212      161,476      183,142
Europe                          223,811      233,947      243,959
Other                             8,072        4,326        3,481
                            -----------   ----------   ----------
Total                       $   443,095      399,749      430,582
                            -----------   ----------   ----------


11. Commitments and Contingencies

The Company and its subsidiaries are involved in several legal actions. The outcome cannot be predicted with certainty; however, management, based upon advice from legal counsel, believes such actions are either without merit or will not have a material adverse effect on the Company's financial position or results of operations.

Through July 1999, common stock repurchase authorizations by Harman's Board of Directors totaled 2.5 million shares. In August 2000, the Board of Directors authorized a two-for-one stock split and also authorized the repurchase of an additional two million shares, post-split. Through June 30, 2000, the Company has acquired and placed in treasury 1,744,000 shares of its common stock at a total cost of $70.0 million. In July 2000, the Company repurchased an additional 625,000 shares. Future repurchases are expected to be funded with operating cash flow.

The Company has a forward stock purchase contract outstanding under which a financial institution purchases Harman shares and ultimately settles with the Company at a price based on the institution's purchase price. The Company determines whether the contract is settled in net cash, net shares or by taking physical delivery of shares for cash. If the Company determines to settle the contract in cash, the amount of cash paid or received is reported as a reduction of, or an addition to, paid-in capital at that time. In July 2000, the Company elected to settle the contract by taking physical delivery of 585,700 shares of the Company's common stock for $30 million.


12. Employee Benefit Plans

Under the Retirement Savings Plan, domestic employees may contribute up to 12.0% of their pretax compensation. Highly compensated employees are limited to a 6 percent maximum deferral subject to review by the Corporate Executive committee each year. With the approval of the Board of Directors, each division may make a basic contribution equal to 3.0% of a participant's eligible compensation; a matching contribution of up to 3.0% (50.0% on the first 6.0% of an employee's tax-deferred contribution); and a profit sharing contribution. Profit sharing and matching contributions vest at a rate of 25.0% for each year of service with the employer, following three full years of service. Expenses related to the Retirement Savings Plan for the years ended June 30, 2000, 1999 and 1998 totaled $5,818,409,
$5,654,000 and $5,448,000, respectively.

The Company also has a Supplemental Executive Retirement Plan
(SERP) that provides normal retirement, preretirement and termination benefits, as defined, to certain key executives designated by the Board of Directors. Expenses related to the SERP for the years ended June 30, 2000, 1999 and 1998 were $1,887,306, $737,400 and $668,000, respectively.

Additionally, certain non-domestic subsidiaries maintain defined benefit pension plans. These plans are not material to the accompanying consolidated financial statements.


13. Fair Value of Financial Instruments

The estimated fair value of the Company's financial instruments was determined using market information and valuation methodologies. In the measurement of the fair value of certain financial instruments, quoted market prices were unavailable and other valuation techniques were utilized. These derived fair value estimates are significantly affected by the assumptions used.

Foreign Currency Contracts. At June 30, 2000, the Company had contracts maturing through June 2001, to purchase and sell the equivalent of approximately $42 million of various currencies to hedge future foreign currency purchases and sales. The fair value of the forward contracts at June 30, 2000, was approximately $500,000. The fair value of the contracts was not recorded in the June 30, 2000, financial statements pursuant to the hedge accounting provisions of SFAS No. 52.

Long-Term Debt. Fair values of long-term debt are based on market prices where available. When quoted market prices are not available, fair values are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

The carrying value and fair value of long-term debt, excluding obligations under capital leases and unsubordinated loans, were $235.1 million and $224.7 million, respectively, at June 30, 2000.


14. Acquisitions

In March 2000, the Company acquired professional amplifier manufacturer Crown International (Crown), located in Elkhart, Indiana. In December 1999, the Company acquired Innovative Systems GmbH (IS), a leading developer of route guidance, positioning and navigation software, located in Hamburg, Germany. The acquisitions of Crown and IS were not material to the consolidated financial statements.

In August 1997, the Company acquired Oxford, a manufacturer of automotive OEM loudspeakers for Chrysler with facilities in the United States and Mexico. In December 1997, the Company acquired Audio Electronic Systems (AES), a manufacturer of automotive OEM loudspeakers with facilities in Germany, Sweden and Hungary. AES supplies loudspeakers on an OEM basis to European automakers including BMW, Mercedes, Volvo, Volkswagen and Fiat. The acquisitions of Oxford and AES were not material to the consolidated financial statements.


15. Subsequent Event

On August 16, 2000, the Company announced that its Board of Directors had approved a two-for-one split of its common stock, to be effected in the form of a stock dividend. Shareholders on the record date of August 28, 2000, will be entitled to one additional share for every share they own on that date. New shares will be issued by the Company's transfer agent on or about September 19, 2000.



16. Earnings Per Share Information

Years Ended June 30
($000s omitted except
 per share amounts)               2000                   1999                   1998
 ------------------------------------------------------------------------------------------
                             Basic    Diluted       Basic    Diluted       Basic    Diluted
                          --------    -------     -------    -------     -------    -------
Income before
  extraordinary item      $ 72,838     72,838      11,723     11,723      53,826     53,826
Extraordinary item,
  net of taxes                  --         --          --         --      (3,583)    (3,583)
                          --------    -------     -------    -------     -------    -------
Net income                $ 72,838     72,838      11,723     11,723      50,243     50,243
                          --------    -------     -------    -------     -------    -------
Shares of Harman
  common stock
  outstanding               17,226     17,226      17,897     17,897      18,574     18,574
Employee stock
  options                       --        424          --        164          --        270
                          --------    -------     -------    -------     -------    -------
Total average
  equivalent shares         17,226     17,650      17,897     18,061      18,574     18,844
                          --------    -------     -------    -------     -------    -------

Earnings per share before
  extraordinary item      $   4.23       4.13        0.66       0.65        2.90       2.86
Extraordinary item,
  net of taxes                  --         --          --         --       (0.19)     (0.19)
                          --------    -------     -------    -------     -------    -------
Earnings per share        $   4.23       4.13        0.66       0.65        2.71       2.67
                          --------    -------     -------    -------     -------    -------





17. Quarterly Summary of Operations (unaudited)

The following is a summary of operations by quarter for fiscal 2000 and 1999:

Three months ended:  ($000s omitted except per share amounts)

Fiscal 2000                  SEPT 30       DEC 31         MAR 31         JUN 30
 ------------------------------------------------------------------------------
Net sales                  $ 356,773      450,826        423,931        446,409
Gross profit               $  96,243      126,491        124,179        122,423
Net income                 $   4,894       22,307         22,317         23,320
EPS - basic *              $    0.28         1.30           1.30           1.37
EPS - diluted *            $    0.28         1.28           1.26           1.32



Fiscal 1999

Net sales                  $ 315,896      387,518        374,904        421,817
Gross profit               $  83,735       84,447        104,961        124,592
Net income                 $   8,491      (30,562)        12,817         20,977
EPS - basic *              $    0.46        (1.73)          0.72           1.18
EPS - diluted *            $    0.45        (1.73)          0.72           1.17

Note: Quarter ended December 31, 1999, includes special charges totaling $66.4 million, equal to $2.59 per share.



*  Quarters do not add to full year due to changes in shares outstanding.




Shareholder Information
Harman International Industries, Incorporated and Subsidiaries

Market Price                            Fiscal 2000          Fiscal 1999          Fiscal 1998
                                       High      Low        High      Low        High      Low
 ---------------------------------------------------------------------------------------------
First quarter ended September 30    $47.188   40.938     $42.125   32.500     $50.063   39.000
Second quarter ended December 31     56.125   36.750      44.500   31.500      57.063   35.250
Third quarter ended March 31         63.750   55.000      42.688   35.813      46.813   38.250
Fourth quarter ended June 30         68.500   56.000      47.500   34.250      46.438   36.750



The Common Stock of the Company is listed on the New York Stock
Exchange and is reported on the New York Stock Exchange Composite
Tape under the symbol HAR. As of June 30, 2000, the Company's
Common Stock was held by approximately 182 record holders.

The table above sets forth the reported high and low sales prices of the Company's Common Stock, as reported on the New York Stock
Exchange, for each quarterly period for fiscal years ended June
30, 2000, 1999, and 1998.

The Company paid dividends during fiscal years 2000, 1999 and 1998 of $.20 per share, with a dividend of $.05 paid in each of the four quarters.








Corporate Officers

Sidney Harman
Executive Chairman

Bernard A. Girod
Vice Chairman and Chief Executive Officer

Gregory Stapleton
President and Chief Operating Officer

Frank Meredith
Executive Vice President and Chief Financial Officer

Erich Geiger
Chief Technical Officer

William S. Palin
Vice President - Controller

Sandra B. Robinson
Vice President - Financial Operations

Edwin Summers
Vice President and General Counsel

Floyd E. Toole
Vice President - Acoustics


Securities Traded
New York Stock Exchange
Symbol:  HAR


Corporate Headquarters
1101 Pennsylvania Avenue, NW
Suite 1010
Washington, D.C.  20004
202-393-1101
www.harman.com


Directors

Bernard A. Girod
Sidney Harman
Shirley Mount Hufstedler
Ann McLaughlin
Edward H. Meyer
Gregory Stapleton
Stanley A. Weiss


Annual Meeting

The annual meeting of shareholders will be held on November 9, 2000, at Chase Manhattan Bank, 270 Park
Avenue, New York, NY 10017 at 11:00 a.m. EST. A proxy was sent to shareholders on or about
September 11, 2000, at which time proxies for the meeting were requested.


Registrar and Transfer Agent
ChaseMellon Shareholder Services
400 South Hope Street, 4th Floor
Los Angeles, CA  90071
212-553-9720


Independent Auditor
KPMG LLP
355 South Grand Avenue
Los Angeles, CA  90071
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

[BACK COVER OF ANNUAL REPORT]



[PICTURE HERE]






[LOGO HERE]
Harman International Industries, Incorporated
1101 Pennsylvania Avenue NW Suite 1010 Washington, DC  20004
202 393 1101   www.harman.com

                                THIS PAGE LEFT BLANK INTENTIONALLY