Form 10-K405, Exhibit 13
period 2001-06-30
HARMAN INTERNATIONAL INDUSTRIES INC /DE/
filed 2001-09-14
CIK 800459

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations. Net sales for fiscal 2001 increased 2 percent to $1.717 billion, compared to $1.678 billion in fiscal 2000 and $1.500 billion in fiscal 1999. Fiscal 2001 sales increased due to higher audio system sales to automakers and strong demand for aftermarket car radio and navigation units. Sales of home speakers and electronics were down. Professional audio sales approximated last year's levels. In fiscal 2000, sales growth was driven by higher audio system shipments to the automakers as well as strong sales to personal computer manufacturers. Continued weakness in European currencies reduced our reported sales as compared to prior year in both fiscal 2001 and fiscal 2000. Excluding currency effects, fiscal 2001 sales increased 8 percent over the prior year, and fiscal 2000 sales increased 17 percent over the prior year.

The Company experiences seasonal fluctuations in sales and earnings.
The first fiscal quarter is the weakest due to automotive model changeovers and the July and August holidays in Europe. Variations in seasonal demands among end-user markets may also cause operating results to vary from quarter to quarter.

The Company's businesses are organized by the end-user markets they serve. The Consumer Systems Group manufactures loudspeakers and electronics for high fidelity audio reproduction in the home, in vehicles and with computers. The Professional Group manufactures loudspeakers and electronics used by audio professionals in concert hall, recording, broadcast and cinema applications.

Consumer Systems Group sales increased 3 percent to $1.267 billion in fiscal 2001, compared to $1.228 billion in fiscal 2000 and $1.091 billion in fiscal 1999. Exclusive of currency effects, the Group's fiscal 2001 sales increased 9 percent over fiscal 2000. Sales to automobile manufacturers were higher by $64.9 million in fiscal 2001 due to increased audio system shipments to Toyota and higher shipments of radio and navigation units to Mercedes-Benz and the European aftermarket. Sales of home speakers and electronics were lower by $15.2 million due to economic conditions compared to fiscal 2000. Sales to personal computer manufacturers were lower by $10.4 million as the industry experienced substantial sales declines over the past year. Fiscal 2000 sales were higher than the previous year as a result of strong audio system sales to the automakers and growth in radio and navigation system shipments. In addition, sales to the personal computer manufacturers, principally Dell, Apple and Compaq, were strong.

Professional Group sales of $449.2 million in fiscal 2001 approximated fiscal 2000 sales of $449.7 million. Fiscal 1999 sales were $408.8 million. Excluding currency effects, sales were 4 percent higher in fiscal 2001 than in the previous year. Sales increased due to the acquisition of Crown and higher AKG microphone shipments to General Motors' OnStar program. These increases were offset by lower sales to mobile phone manufacturers and the disposition of Orban in May 2000. Fiscal 2000 sales were higher versus the prior year as JBL Pro, Crown, Harman Music Group and AKG all performed well.

The Company reported a $36.3 million pretax charge for restructuring and other items in the third quarter ended March 31, 2001. This included non-cash charges of $18.5 million and cash charges of $17.8 million. The significant items included in the charge were provisions to terminate distributors in the U.K. and Germany, severance costs, write-off of impaired assets, factory closures in the U.K. and Argentina, and inventory write-downs at Studer and Consumer International.

The consolidated gross profit percentage was 26.1 percent in fiscal 2001, compared to 28.0 percent in fiscal 2000 and 26.5 percent in fiscal 1999. Fiscal 2001 gross profit was reduced by inventory write-downs totaling
$8.6 million and other unusual charges of $5.3 million as discussed above. Excluding those charges, the fiscal 2001 gross profit percentage was 26.9 percent. Lower margins were realized for consumer audio products as the Company sought to decrease inventory levels while implementing a direct to retailer distribution system in Europe. The Professional Group experienced lower margins as well due to softness in the cinema business and inventory reduction initiatives at Studer. In fiscal 2000, the majority of the Consumer Systems Group and Professional Group companies reported a higher gross margin percentage than the prior year, but this was offset by lower margins on sales to international consumer audio dealers and distributors due to lower factory overhead absorption and other effects of the dealer destocking program. Fiscal 1999 gross profit included charges totaling $24.3 million to reduce the carrying value of inventories of discontinued product lines.

Selling, general and administrative expenses as a percentage of sales were 22.0 percent in fiscal 2001, compared to 20.7 percent in fiscal 2000 and 21.5 percent in fiscal 1999. In fiscal 2001, selling, general and administrative expenses included $22.4 million in unusual charges to terminate distributors in the U.K. and Germany, to cover severance costs for 250 employees, to write-off impaired assets, and to close factories in the U.K. and Argentina. Excluding these charges, selling, general and administrative expenses as a percentage of sales were 20.6 percent, approximately the same as last year. Higher selling costs and a $12.5 million increase in engineering and development expenses were partially offset by overhead cost reductions. Selling, general and administrative expenses as a percentage of sales decreased in fiscal 2000 compared to the prior year. The decrease was due to cost savings realized from the implementation of restructuring programs in fiscal 1999, partially offset by higher investments in business infrastructure but at a rate of increase lower than the sales growth rate.

In fiscal 1999, Harman reported plant closing and severance costs of $17.0 million, equal to 1.1 percent of sales, and asset impairment costs of $20.0 million, equal to 1.3 percent of sales. The plant closing and severance costs resulted from the closure of the El Paso, Texas, electronics plant, the closure of other smaller facilities and elimination of full-time positions in certain other locations. The asset impairment charge resulted from the write-down of tooling, factory equipment and other assets associated with discontinued product lines and other write-downs of assets that no longer provided economic benefit to the Company.

Fiscal 2001 operating income was 4.1 percent of sales, compared to 7.3 percent in fiscal 2000 and 2.6 percent in fiscal 1999. Excluding the charges for restructuring and other items totaling $36.3 million, fiscal 2001 operating income was 6.3 percent of sales. Consumer Systems Group operating income decreased primarily due to higher costs to implement changes in consumer international distribution and lower operating margins on sales to Chrysler in North America, partially offset by higher operating margins from domestic home speaker and electronic sales. Consumer International's operating loss was $18.9 million before restructuring and other charges and $28.6 million after the charges. Professional Group operating income of $33.7 million, excluding unusual charges, approximated last year's level. Operating income in fiscal
2000 increased over fiscal 1999 due to sales growth, higher margins and overhead reductions as a result of the fiscal 1999 restructuring program, partially offset by $21 million of losses incurred in sales to international dealers due to a destocking program.

Interest expense in fiscal 2001 was $25.0 million, compared to $18.5 million in fiscal 2000 and $23.6 million in fiscal 1999. Fiscal 2001 interest expense increased due to higher borrowings as a result of the Company's share repurchase program, higher working capital levels and increased interest rates. Capital expenditures of $88.1 million also contributed to the increase in borrowings in fiscal 2001. Fiscal 2000 interest expense was lower than the prior year due to strong operating cash flows used to reduce revolving credit facility borrowings.

The weighted average interest rate in fiscal 2001 was 6.3 percent, compared to 5.7 percent in fiscal 2000 and 6.0 percent in fiscal 1999. The increase in average interest rates in fiscal 2001 was due to a higher percentage of U.S. dollar denominated borrowings versus Euro denominated borrowings due to the conversion of a Deutschmark term loan to U.S. dollars. In fiscal 2000, average interest rates decreased due to a lower percentage of U.S. dollar denominated debt.

As a result, in fiscal 2001 the Company reported income before income taxes and minority interest of $45.1 million, or $81.4 million excluding restructuring and other charges, compared to $102.8 million in fiscal 2000, and $14.4 million in fiscal 1999, or $80.9 million before restructuring charges.

In fiscal 2001, the Company reported income tax expense of $12.7 million, an effective tax rate of 28.2 percent. This compares with income tax expense of $29.9 million and an effective tax rate of 29.1 percent in fiscal 2000. Fiscal 1999 income tax expense was $2.7 million with an effective tax rate of
18.7 percent. The effective tax rates for fiscal years 2001, 2000 and 1999 were below the U.S. statutory rate due to utilization of tax credits, realization of tax benefits for United States exports and the utilization of tax loss carry-forwards at certain foreign subsidiaries. The effective tax rate for fiscal 1999 was significantly below the statutory rate because the above benefits offset a lower pretax income base.

Net income for fiscal 2001 was $32.4 million. Excluding restructuring and other charges, net income was $58.2 million compared with $72.8 million in fiscal 2000 and $11.7 million in fiscal 1999. Fiscal 1999 net income was $57.6 million excluding restructuring charges.

Liquidity and Capital Resources. Harman International primarily finances its working capital requirements through cash generated by operations, borrowings under a revolving credit facility and normal trade credit.

The Company and certain subsidiaries have a multi-currency revolving credit facility with a group of twelve banks committing $275 million to the Company for cash borrowings and letters of credit through September 30, 2002. The Company plans to refinance this agreement during the next fiscal year. At June 30, 2001, the Company had outstanding indebtedness under the revolving credit facility of $111.6 million, outstanding letters of credit of $7.3 million and unused credit thereunder of $156.1 million. The indebtedness at June 30, 2001, consists of committed rate loans, which bear interest at LIBOR plus 0.25 percent, and swing line borrowings, which bear interest at base rates.

The Company and certain subsidiaries have a term loan with a group of banks led by Commerzbank committing $73.4 million to the Company for cash borrowings through August 30, 2002. The variable rate loan bears interest at LIBOR plus 0.60, equal to 4.7 percent at June 30, 2001.
In addition, at June 30, 2001, the Company's international subsidiaries maintained unsecured short-term lines of credit of $23.2 million and had outstanding indebtedness thereunder of approximately $15.9 million.

Capital expenditures, net of lease financing, were $88.1 million in fiscal 2001, compared with $80.4 million in fiscal 2000 and $67.8 million in fiscal 1999. Expenditures in fiscals 2001, 2000 and 1999 were for equipment and facilities required to increase capacity and efficiency, primarily in our business supplying the automotive industry, and new product tooling.

The Company anticipates capital expenditures of approximately $120 to $130 million during the next fiscal year. Firm commitments for capital expenditures during fiscal 2002 of approximately $24.6 million existed as of June 30, 2001. The Company anticipates that a portion of these capital expenditures will be financed through operating lease arrangements.

Net working capital at June 30, 2001, was $358.7 million, compared with $309.6 million at June 30, 2000. The increase primarily results from higher inventories, reflecting lower than anticipated sales, and lower accounts payable due to timing of purchases and vendor payments.

Excess of cost over fair value of assets acquired was $145.3 million at June 30, 2001, compared with $166.6 million at June 30, 2000. The decrease was due to amortization and the effect of foreign currency translation.

Shareholders' equity was $422.9 million at June 30, 2001, compared with $486.3 million at June 30, 2000, and $468.2 million at June 30, 1999. The decrease in fiscal 2001 resulted from net income offset by common stock repurchases totaling $67.0 million and negative foreign currency translation adjustments totaling $33.2 million due primarily to the weakening of the Euro against the U.S. dollar. Fiscal 2000 shareholders' equity increased due to net income offset by $36.0 million of common stock repurchases and negative foreign currency translation of $17.2 million.

Harman's Board of Directors has authorized the repurchase of 7.0 million shares. Through June 30, 2001, the Company has acquired and placed in treasury 5,689,300 shares of its common stock at a total cost of $137.0 million. Future repurchases are expected to be funded with operating cash flow.

Cash generated by operations and the unused credit available under the revolving credit facility should provide sufficient funds to meet the Company's working capital, capital expenditure, dividend, debt service and share repurchase requirements in fiscal 2002.

The Company is subject to various risks, including dependence on key customers, economic conditions affecting disposable consumer income and fluctuations in currency exchange rates. A disruption in the operations of one of our key customers, such as an automotive strike, could have a material adverse effect on the Company.

Effects of Inflation and Currency Exchange Rates. The Company maintains significant operations in Germany, the United Kingdom, Denmark, France, Austria, Hungary, Switzerland, Mexico and Sweden. As a result, exposure to foreign currency gains and losses exists. A portion of foreign currency exposure is hedged by incurring liabilities, including bank debt, denominated in the local currency where subsidiaries are located.

The Company's subsidiaries purchase products and parts in various currencies. As a result, the Company may be exposed to cost increases relative to local currencies in the markets to which it sells. To mitigate such adverse trends, the Company enters into foreign exchange contracts and other hedging activities. Also, foreign currency positions are partially offsetting and are netted against one another to reduce exposure.

Some products made in the U.S. are sold abroad. Sales of such products are affected by the value of the U.S. dollar relative to other currencies. Any long-term strengthening of the U.S. dollar could depress these sales.

Competitive conditions in the Company's markets may limit its ability to increase product pricing in the face of adverse currency movements. However, due to the multiple currencies involved in the Company's businesses and the netting effect of various simultaneous transactions, the Company's foreign currency positions are partially offsetting.

Over the next several years Harman International expects significant revenue and earnings growth due to major new OEM automotive awards. The Company recently announced that it will supply all navigation systems for Mercedes-Benz vehicles beginning in fiscal 2003. The new awards are for integrated infotainment systems with display for E Class vehicles and for DVD navigation systems for S Class vehicles.

Recent Accounting Pronouncements. Recent accounting pronouncements SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," are discussed in footnote 1 to the consolidated financial statements, Summary of Significant Accounting Policies.

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

Independent Auditor's Report

The Board of Directors and Shareholders of
Harman International Industries,Incorporated:

We have audited the accompanying consolidated balance sheets of Harman International Industries, Incorporated and subsidiaries as of June 30, 2001 and 2000 and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended June 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harman International Industries, Incorporated and subsidiaries as of June 30, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP


Los Angeles, California
August 10, 2001

Consolidated Balance Sheets
Harman International Industries, Incorporated and Subsidiaries

                                                    June 30, 2001 and 2000
                                   ($000s omitted except per share amounts)
Assets                                            2001             2000
--------------------------------------------------------------------------
Current assets
   Cash and cash equivalents                  $     2,748            4,365
   Receivables (less allowance for
     doubtful accounts of $11,457 in 2001
     and $11,760 in 2000)                         315,817          306,596
   Inventories (note 2)                           317,500          298,273
   Other current assets                            72,806           61,792
                                              ------------     ------------
Total current assets                              708,871          671,026

Property, plant and equipment,
  net (notes 3, 5 and 6)                          264,136          251,737
Excess of cost over fair value of assets
  acquired (less accumulated amortization
  of $40,645 in 2001 and $32,196 in 2000)         145,258          166,647
Other assets                                       44,120           48,095
                                              ------------     ------------
Total assets                                  $ 1,162,385        1,137,505
                                              ------------     ------------


Liabilities and Shareholders' Equity
---------------------------------------------------------------------------
Current liabilities
   Short-term borrowings (notes 4 and 5)      $    19,394           14,969
   Current portion of long-term debt (note 5)       5,544            7,537
   Accounts payable                               151,478          161,333
   Accrued liabilities                            173,739          177,542
                                              ------------     ------------
Total current liabilities                     $   350,155          361,381

Borrowings under revolving credit facility
   (note 5)                                       108,072           11,835
Senior long-term debt (note 5)                    235,750          242,983
Other non-current liabilities                      44,537           33,918
Minority interest                                     929            1,055
Shareholders' equity (notes 5 and 7)
   Preferred stock, $.01 par value.
     Authorized 5,000,000 shares;
     none issued and outstanding                       --               --
   Common stock, $.01 par value.
     Authorized 100,000,000 shares;
     issued 37,749,931 shares in 2001                 377              188
     and 37,550,608 shares in 2000
   Additional paid-in capital                     297,515          292,897
   Accumulated other comprehensive income:
     Unrealized gains on hedging derivatives        2,785               --
     Equity adjustment from foreign currency
       translation                                (92,288)         (59,131)
   Retained earnings                              351,525          322,383
   Less common stock held in
     treasury (5,689,300 shares
     in 2001 and 3,488,000 shares in 2000)       (136,972)         (70,004)
                                               ------------     ------------
Total shareholders' equity                     $   422,942      $   486,333
                                               ------------     ------------
Commitments and contingencies
  (notes 6, 10 and 12)

Total liabilities and shareholders' equity     $ 1,162,385        1,137,505
                                               ------------     ------------

See accompanying notes to consolidated financial statements

Consolidated Statements of Operations
Harman International Industries, Incorporated and Subsidiaries

                                               Years Ended June 30, 2001, 2000 and 1999
                                                ($000s omitted except per share amounts
                                                     2001           2000           1999
---------------------------------------------------------------------------------------
Net sales                                     $ 1,716,547      1,677,939      1,500,135
Cost of sales                                   1,268,512      1,208,603      1,102,400
                                              ------------   ------------   ------------
   Gross profit                                   448,035        469,336        397,735

Selling, general and administrative expenses      376,807        347,614        322,008
Plant closures and severance                           --             --         17,010
Asset impairment                                       --             --         20,054
                                              ------------   ------------   ------------
   Operating income                                71,228        121,722         38,663

Other expenses
   Interest expense                                24,950         18,507         23,641
   Miscellaneous, net                               1,179            386            575
                                              ------------   ------------   ------------
      Income before income taxes
        and minority interest                      45,099        102,829         14,447

Income tax expense                                 12,703         29,923          2,706
Minority interest                                      32             68             18
                                              ------------   ------------   ------------
Net income                                    $    32,364         72,838         11,723
                                              ------------   ------------   ------------
Basic EPS                                     $      1.00           2.11           0.33
                                              ------------   ------------   ------------
Diluted EPS                                   $      0.96           2.06           0.32
                                              ------------   ------------   ------------
Weighted average shares outstanding - basic        32,296         34,452         35,794
Weighted average shares outstanding - diluted      33,737         35,300         36,122

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Harman International Industries, Incorporated and Subsidiaries

                                                 Years Ended June 30, 2001, 2000 and 1999
                                                                          ($000s omitted)
                                                      2001           2000           1999
-----------------------------------------------------------------------------------------
Cash flows from operating activities:
      Net income                                $    32,364         72,838         11,723
Adjustments to reconcile net
   income to net cash provided by
   operating activities:
     Depreciation                                    52,168         53,487         60,202
     Amortization of intangible assets               15,033         11,131          6,578
     Special charges, net of cash paid                   --             --         54,751
     Tax benefit attributable to stock options        1,008            137             59
     Deferred income taxes                           12,480          4,512          2,635
     Loss on disposition of assets                    2,226          3,117            942
Change in working capital, net of
   acquisition/disposition effects:
Decrease (increase) in:
   Receivables                                      (25,174)        (4,945)       (14,897)
   Inventories                                      (37,342)       (20,557)        (6,985)
   Other current assets                               3,161            (63)        10,303
Increase (decrease) in:
   Accounts payable                                  (1,699)        40,283         10,847
   Accrued liabilities and income taxes payable         695         31,278        (10,731)
   Other operating activities                          (977)         3,347            753
                                                ------------   ------------   ------------
Net cash provided by operating activities       $    53,943        194,565        126,180
                                                ------------   ------------   ------------
Cash flows from investing activities:
   Payment for purchase of companies,
      net of cash acquired                      $        --        (49,683)          (568)
   Proceeds from asset dispositions                   4,135         16,690          2,861
   Capital expenditures                             (88,083)       (80,355)       (67,830)
   Purchased and capitalized software expenditure   (17,681)       (16,306)        (2,962)
   Collection (issuance) of loans, net               12,259           (645)       (11,600)
   Other items, net                                  (1,074)           356          1,825
                                                ------------   ------------   ------------
Net cash used in investing activities           $   (90,444)      (129,943)       (78,274)
                                                ------------   ------------   ------------
Cash flows from financing activities:
   Net borrowings (repayments)
   under lines of credit                        $     4,826         (3,240)         1,477
   Proceeds from issuance of long-term debt         106,418         11,740         35,206
   Repayments of long-term debt                      (9,426)       (33,568)       (63,002)
   Repurchase of common stock                       (66,968)       (36,027)       (33,977)
   Dividends paid to shareholders                    (3,222)        (3,444)        (3,589)
   Exercise of stock options                          3,799          1,888          2,479
                                                ------------   ------------   ------------
Net cash flow provided by (used in)
   financing activities                         $    35,427        (62,651)       (61,406)
                                                ------------   ------------   ------------
Effect of exchange rate changes on cash                (543)          (569)           259
                                                ------------   ------------   ------------
Net increase (decrease) in cash
  and cash equivalents                               (1,617)         1,402        (13,241)
Cash and cash equivalents at beginning of year        4,365          2,963         16,204
                                                ------------   ------------   ------------
Cash and cash equivalents at end of year        $     2,748          4,365          2,963
                                                ------------   ------------   ------------

Supplemental schedule of
   non-cash investing activities:
     Fair value of assets acquired              $         --        78,084          1,672
     Cash paid for the capital stock                      --        49,683            568
                                                ------------   ------------   ------------
     Liabilities assumed                        $         --        28,401          1,104
                                                ------------   ------------   ------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
Harman International Industries, Incorporated and Subsidiaries

                                                                         Years Ended June 30, 2001, 2000 and 1999
                                                                                                  ($000s omitted)
                                                                Accumulated
                                        Common   Additional           other                                 Total
                                    stock $.01      paid-in   comprehensive   Retained   Treasury   shareholders'
                                     par value      capital          income   earnings      stock          equity
------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1998              $     186      288,336         (21,478)    244,855          --        511,899
                                    ----------   ----------   -------------   --------   ---------   -------------
Exercise of stock options                   1        2,478               --         --          --          2,479
Tax benefit attributable to
  stock option plan                        --           59               --         --          --             59
Treasury shares purchased                  --           --               --         --     (33,977)       (33,977)
Dividends ($.10 per share)                 --           --               --     (3,589)         --         (3,589)
Comprehensive income:
  Net income                               --           --               --     11,723          --         11,723
  Foreign currency translation
    adjustment                             --           --         (20,407)         --          --        (20,407)
                                    ----------   ----------   -------------   --------   ----------  -------------
Balance, June 30, 1999              $     187      290,873         (41,885)    252,989     (33,977)       468,187
                                    ----------   ----------   -------------   --------   ----------  -------------
Exercise of stock options                   1        1,887               --         --          --          1,888
Tax benefit attributable to
  stock option plan                        --          137               --         --          --            137
Treasury shares purchased                  --           --               --         --     (36,027)       (36,027)
Dividends ($.10 per share)                 --           --               --     (3,444)         --         (3,444)
Comprehensive income:
  Net income                               --           --               --     72,838          --         72,838
  Foreign currency translation
    adjustment                             --           --          (17,246)        --          --        (17,246)
                                    ----------   ----------   --------------   --------   ---------   ------------
Balance, June 30, 2000              $     188      292,897          (59,131)   322,383     (70,004)       486,333
                                    ----------   ----------   --------------   --------   ---------   ------------

Stock split                               188         (188)              --         --          --             --
Exercise of stock options                   1        3,798               --         --          --          3,799
Tax benefit attributable to
  stock option plan                        --        1,008               --         --          --          1,008
Treasury shares purchased                  --           --               --         --     (66,968)       (66,968)
Dividends ($.10 per share)                 --           --               --     (3,222)         --         (3,222)
Comprehensive income:
  Net income                               --           --               --     32,364          --         32,364
  Foreign currency translation
    adjustment                             --           --          (33,157)        --          --        (33,157)
  Unrealized gains on hedging
    derivatives                            --           --            2,785         --          --          2,785
                                    ----------   ----------   --------------   --------   ---------   ------------
Balance, June 30, 2001              $     377      297,515          (89,503)   351,525    (136,972)       422,942
                                    ----------   ----------   --------------   --------   ---------   ------------

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Harman International Industries, Incorporated and Subsidiaries

1. Summary of Significant Accounting Policies

Consolidation and Revenue Recognition Principles. The consolidated financial statements include the accounts of the Company and subsidiaries after the elimination of significant intercompany transactions and accounts. Revenue is primarily recognized upon shipment of goods, when title to goods transfers.

Where necessary, prior years' information has been reclassified to conform to the 2001 consolidated financial statement presentation.

Cash Equivalents. Cash equivalents of $0.5 million and $0.2 million with maturities less than three months were included in cash and cash equivalents at June 30, 2001 and 2000, respectively.

Inventories. Inventories are valued at the lower of cost or market. Cost is determined principally by the first-in, first-out method.

Property, Plant and Equipment. Property, plant and equipment is recorded at cost or, in the case of capitalized leases, at the present value of the future minimum lease payments. Depreciation and amortization of property, plant and equipment is provided primarily using the straight-line method over useful lives estimated from 3 to 50 years. Buildings and improvements are depreciated over 3 to 30 years or the term of the lease, whichever is shorter. Machinery and equipment are depreciated over 5 to 10 years and furniture and fixtures are depreciated over 3 years.

Income Taxes. The deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the expected reversal of the cumulative temporary differences between the carrying value of assets and liabilities for financial statement and income tax purposes. Deferred income tax expense is measured by the change in the net deferred income tax asset or liability during the year. The Company has not provided
U.S. Federal or foreign withholding taxes on foreign subsidiary undistributed earnings as of June 30, 2001, because such earnings are intended to be permanently invested. It is not practicable to determine the U.S. Federal income tax liability, if any, that would be payable if such earnings were not reinvested indefinitely.

Foreign Currency Translation. Assets and liabilities in foreign functional currencies are translated into U.S. dollars based upon the prevailing currency exchange rates in effect at the balance sheet date. Translation gains and losses are not included in the determination of net income but are accumulated in a separate component of shareholders' equity. These translation gains and losses are a component of comprehensive income.

Excess of Cost over Fair Value of Assets Acquired. The net excess of cost over fair value of assets acquired is being amortized over periods from 3 to 40 years, using the straight-line method. The Company evaluates the recoverability of the intangible assets through comparisons of projected cash flows from the related assets.

Purchased and Deferred Software Costs. Software costs that are related to conceptual formulation and incurred prior to the establishment of technological feasibility are expensed as incurred. Costs incurred to purchase software to be sold as an integral component of a product are deferred. Software costs incurred subsequent to establishment of technological feasibility and which are considered recoverable by management are deferred in compliance with SFAS 86 and amortized over the product's life, usually three years. At June 30, 2001, purchased software costs were $7.3 million and other deferred software costs totaled $20.9 million, net of accumulated amortization of $9.9 million. Purchased software costs at June 30, 2000, totaled $7.3 million and other deferred costs totaled $9.8 million, net of accumulated amortization of $5.7 million. Purchased and deferred software costs, net, are included in other assets on the balance sheet. Deferred costs are principally comprised of costs to acquire or develop automotive navigation, telecommunications and networking software.

Research and Development. Research and development costs are expensed as incurred. The Company's expenditures for research and development were $88.7 million, $76.2 million and $76.0 million for the fiscal years ending June 30, 2001, 2000 and 1999, respectively.

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

Recent Accounting Pronouncements. In July 2001, the FASB issued Statement No.141, "Business Combinations," and Statement No.
142, "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June
30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of Statement
142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

The Company is required to adopt the provisions of Statement
141 immediately and anticipates adopting Statement 142 effective July 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature.

Statement 141 will require upon adoption of Statement 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement
142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with the transitional goodwill impairment evaluation, Statement 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit,s carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of earnings.

The Company has elected not to early adopt the provisions of Statement 142. Because of the extensive effort needed to comply with adopting the Statement, it is not practicable to reasonably estimate the impact of adopting this Statement on the Company's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

Amortization expense related to goodwill was approximately
$7.5 million for the fiscal year ended June 30, 2001.


2. Inventories

Inventories consist of the following:

June 30 ($000s omitted)                            2001          2000
----------------------------------------------------------------------

Finished goods                               $  145,349       134,038
Work in process                                  38,572        40,815
Raw materials                                   133,579       123,420
                                             -----------    ----------
Total                                        $  317,500       298,273
                                             -----------    ----------

3. Property, Plant and Equipment

Property, plant and equipment are composed of the following:

June 30 ($000s omitted)                           2001           2000
----------------------------------------------------------------------
Land                                         $   6,899          4,647
Buildings and improvements                     117,801        116,376
Machinery and equipment                        327,175        326,264
Furniture and fixtures                          37,959         38,885
                                            -----------    -----------
                                               489,834        486,172
Less accumulated depreciation
   and amortization                           (225,698)      (234,435)
                                            -----------    -----------
Property, plant and
   equipment, net                            $ 264,136        251,737
                                            -----------    -----------
4. Short-Term Borrowings

At June 30, 2001, the Company had unsecured short-term lines of credit for certain of its international subsidiaries aggregating $23.2 million with outstanding borrowings of $15.9 million. Interest rates based on various indices ranged from 4.9 percent to 8.8 percent. At June 30, 2000, the Company had outstanding borrowings of approximately $11.8 million and interest rates ranging from 4.9 percent to 7.5 percent.

The Company utilizes the swing line feature of the revolving credit facility to meet its short-term borrowing requirements.
At June 30, 2001,
the Company had $3.5 million drawn on its swing lines at base rates in the local countries where the funds were drawn, ranging from 5.75 percent in the United Kingdom to 7.5 percent in Germany.
At June 30, 2000, the Company had $3.1 million drawn on its swing lines at base rates in the local countries where the funds were drawn, ranging from 3.0 percent in Switzerland to 7.0 percent in Germany.

5. Long-Term Debt

The Company and certain of its subsidiaries have a five-year multi-currency revolving credit facility with a group of twelve banks committing $275 million to the Company for cash borrowings and letters of credit through September 30, 2002. At June 30, 2001, the Company had borrowings of $111.6 million on the revolving credit facility (including swing line, competitive advance and revolving credit borrowings) and outstanding letters of credit of $7.3 million. The unused credit under the revolving credit facility at June 30, 2001, was $156.1 million. The interest rate on the June 30, 2001 competitive advance and revolving credit borrowings, at LIBOR plus 0.25 percent, ranged from 4.3 percent in the United States to 6.8 percent in Canada. The Company is required under the revolving credit agreement to maintain certain financial ratios and meet certain net worth and indebtedness tests. The Company was in compliance with such covenants at June 30, 2001 and 2000.

The Company's other long-term debt agreements contain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional indebtedness, create restrictions on subsidiary dividends and distributions, limit the Company's ability to encumber certain assets and restrict the Company's ability to issue capital stock of its subsidiaries. The Company was in compliance with the terms of its long-term debt agreements at June 30, 2001 and 2000. Under the most restrictive provisions, limited amounts of dividends may be paid as of June 30, 2001.

Interest paid for both short- and long-term borrowings was $24,873,000, $20,472,000, and $25,288,000 during the fiscal years ended June 30, 2001, 2000 and 1999, respectively.

Long-term debt is composed of the following:

June 30 ($000s omitted)                                   2001           2000
------------------------------------------------------------------------------
Borrowings under revolving
   credit facility, due September 30, 2002,
   with variable rates
   ranging from 4.3% to 6.8%
   at June 30, 2001                                $   108,072         11,835
Senior notes, unsecured,
   due July 1, 2007, interest
   due semiannually at 7.3%                            150,000        150,000
Borrowings under Commerzbank
   term facility, due August 30, 2002;
   variable rate was 4.7%  at
   June 30, 2001                                        73,403         73,230
Obligations under
   capital leases (note 6)                               4,561         12,710
Other unsubordinated loans
   due in installments through
   2030, some of which vary
   with the prime rate, bearing
   interest at an average
   effective rate of 3.6%
   at June 30, 2001                                     13,330         14,580
                                                    -----------     -----------
Total                                                  349,366         262,355
Less current installments                               (5,544)         (7,537)
                                                    -----------     -----------
Long-term debt                                       $ 343,822         254,818
                                                    -----------     -----------

Long-term debt, including obligations under capital leases,
maturing in each of the next five fiscal years (000s omitted)
is as follows:
--------------------------
2002             $  5,544
2003              182,187
2004                  726
2005                  738
2006                  382
Thereafter        159,789
--------------------------

6. Leases

The following analysis represents property under capital leases:

June 30 ($000s omitted)                           2001      2000
----------------------------------------------------------------
Capital lease assets                          $ 10,254    34,361
Less accumulated amortization                   (2,392)  (19,325)
                                              ---------  --------
Net                                           $  7,862    15,036
                                              ---------  --------

Capital lease obligations of $7.4 million were incurred to fund equipment additions during the fiscal year ended June 30, 1999. No new capital lease obligations were incurred in fiscal years 2001 and 2000. At June 30, 2001, the Company is liable for the following minimum lease commitments under terms of noncancelable lease agreements:

($000s omitted)              Capital        Operating
                              Leases           Leases
------------------------------------------------------
2002                             $    799      62,172
2003                                  675      51,244
2004                                  719      43,531
2005                                  728      29,922
2006                                  305      23,411
Thereafter                          1,857      56,940
                                 ---------    --------
Total minimum lease payments        5,083     267,220
   less interest                     (522)    --------
                                 ---------
Present value of minimum
   lease payments                $  4,561
                                 ---------

Operating lease expense net of subrental income under operating leases having noncancelable terms of greater than one year for the fiscal years ended June 30, 2001, 2000 and 1999 was $53,649,000, $43,731,000, and $35,072,000, respectively.


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

The 1992 Plan replaced the Company's 1987 Plan and added an automatic grant feature for non-officer directors. The 1987 Plan has been terminated; however, options previously granted pursuant to this Plan remain outstanding and will be exercisable in accordance with the terms of the Plan.

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

No stock appreciation right, performance unit or restricted stock grants have been made under the 1992 Plan through June 30, 2001. Options to purchase shares of Common Stock have been granted under both Plans. Options granted are at prices not less than market value on the date of grant and, under the terms of the 1992 Plan, may not be repriced. Options granted pursuant to the 1987 and 1992 Plans generally vest over five years and expire ten years from the date of grant.

In August 1998, the Company granted 600,000 performance-based stock options to a group of employees that only vest as Harman's common stock price achieves specified target levels and the average closing stock price remains at or above those levels for at least 30 consecutive calendar days. These options were granted at a price of $19.88 per share, equal to the market price on the date of grant, and expire in August 2008. The Company measures the cost of these performance-based options as the difference between the exercise price and market price and recognizes this expense over the period to the estimated vesting dates and in full for options that have vested. The company recognized $8.6 million and $2.0 million in fiscal years 2001 and 2000, respectively, in compensation expense for the performance-based options. The Company has agreed to buy these options from the employees at fair market value.

The fair value of each option granted has been estimated on the date of grant using the Black-Scholes option-pricing model, with the following assumptions for grants in fiscal 2001, fiscal 2000 and fiscal 1999: annual dividends consistent with the Company's current dividend policy, which resulted in payments of $0.10 per share in the last three years; expected volatility of 56 percent in fiscal 2001 and 33 percent in fiscal years 2000 and 1999; risk free interest rate of 3.9 percent in fiscal 2001, 6.4 percent in fiscal 2000 and 5.7 percent in fiscal 1999; and expected life of
2.3 years from the vesting date. The weighted average fair value of options granted was $14.81 in fiscal 2001, $19.11 in fiscal 2000 and $19.74 in fiscal 1999. Pro forma compensation cost for grants under the stock option program since July 1, 1995, recognized in accordance with SFAS No. 123, would reduce the Company's net income from $32.4 million (diluted EPS of $0.96) to $27.3 million (diluted EPS of $0.81) in fiscal 2001, from $72.8 million (diluted EPS of $2.06) to $68.6 million (diluted EPS of $1.94) in fiscal 2000, and from $11.7 million (diluted
EPS of $0.32) to $9.5 million (diluted EPS of $0.26) in fiscal
1999.

At June 30, 2001, a total of 6,266,637 shares of Common Stock were reserved for issuance under the 1992 Plan.

Stock Option Activity Summary: Years ended June 30

                                     Weighted
                                      Average
                                       Shares   Exercise Price
---------------------------------------------------------------
Balance at June 30, 1998            2,948,666          $ 17.49
                                    ----------
   Granted                          1,180,500          $ 20.73
   Canceled                          (321,678)         $ 20.24
   Exercised                         (178,826)         $ 13.87
                                    ----------
Balance at June 30, 1999            3,628,662          $ 18.48
                                    ----------
   Granted                            968,000          $ 22.86
   Canceled                          (133,250)         $ 17.96
   Exercised                         (105,138)         $ 21.06
                                    ----------
Balance at June 30, 2000            4,358,274          $ 19.38
                                    ----------
   Granted                            855,900          $ 28.49
   Canceled                          (145,200)         $ 20.71
   Exercised                         (202,725)         $ 19.28
                                    ----------
Balance at June 30, 2001             4,866,249         $ 20.95
                                    ----------

Options Outstanding at June 30, 2001
                                      Weighted
                                       average           Weighted
          Range of    Number of      remaining            average
   exercise prices      options  life in years     exercise price
------------------------------------------------------------------
   $     3.69-3.69      154,600           0.37            $  3.69
   $     5.65-5.65       16,800           1.36            $  5.65
   $    9.88-14.00      445,854           2.32            $ 12.50
   $   15.09-22.00    2,691,395           6.13            $ 20.22
   $   22.59-33.50    1,530,600           8.59            $ 26.23
   $   34.80-45.00       27,000           9.53            $ 42.01
   --------------- ------------
   $    3.69-45.00    4,866,249           6.37            $ 20.95
   --------------- ------------

Options Exercisable at June 30, 2001
                                         Weighted
          Range of    Number of           average
   exercise prices      options    exercise price
--------------------------------------------------
   $     3.69-3.69      154,600           $  3.69
   $     5.65-5.65       16,800           $  5.65
   $    9.88-14.00      445,854           $ 12.50
   $   15.09-22.00    1,895,755           $ 19.61
   $   22.59-33.50      251,660           $ 25.00
   $   34.80-45.00            0                 -
   ---------------  -----------
   $    3.69-45.00    2,764,669           $ 17.98
   ---------------  -----------

At June 30, 2000, options with an average exercise price of $16.88 were exercisable on 2,163,304 shares. At June 30, 1999, options with an average exercise price of $15.87 were exercisable on 1,743,528 shares.

Share data have been adjusted for the two-for-one stock split in August 2000.


8. Income Taxes

The tax provisions and analysis of effective income tax rates are comprised of the following items:

Years Ended June 30
($000s omitted)                                    2001      2000      1999
---------------------------------------------------------------------------
Provision for Federal income
   taxes before credits
   at statutory rate                           $ 15,785    35,990     5,056
State income taxes                                  314       276      (182)
Difference between Federal
   statutory rate and foreign
   effective rate                                 1,086      (384)   (3,863)
Permanent differences
   between financial and
   tax accounting income                            683       624       654
Tax exempt foreign sales
   corporation earnings                          (1,336)   (1,139)   (1,483)
Change in valuation
   allowance                                     (2,927)   (2,422)        -
Change in other
   tax liabilities                               (1,325)   (1,257)      966
Losses without
   income tax benefit                             2,419       673     3,158
Federal income
   tax credits                                   (2,000)   (1,875)   (1,500)
Other                                                 4      (563)     (100)
                                               ---------  --------  --------
Total                                          $ 12,703    29,923     2,706
                                               ---------  --------  --------

Income tax expense (benefit) consists of the following:

Years Ended June 30
($000s omitted)                                    2001      2000      1999
----------------------------------------------------------------------------
Current:
   Federal                                     $ (1,247)   10,158    (2,847)
   State                                            209       368       305
   Foreign                                        1,261    21,528    14,638
                                               ---------  --------  --------
                                                    223    32,054    12,096
                                               ---------  --------  --------
Deferred:
   Federal                                         (216)   (2,039)   (8,903)
   State                                            146       (92)     (487)
   Foreign                                       12,550        --        --
                                               ---------  --------  --------
                                                 12,480    (2,131)   (9,390)
                                               ---------  --------  --------
Total                                          $ 12,703    29,923     2,706
                                               ---------  --------  --------

Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities and available tax loss carry-forwards.

The following deferred taxes are recorded:

Assets/(liabilities)

June 30 ($000s omitted)                            2001      2000
------------------------------------------------------------------
Federal tax credits                            $  5,228        --
Inventory costing differences                     7,485     6,387
Foreign net operating loss                        7,343     7,862
Valuations and other allowances                   9,381     9,863
                                               ---------  --------
Total gross deferred tax asset                 $ 29,437    24,112
Less valuation allowance                         (3,640)   (5,440)
                                               ---------  --------
Deferred tax asset                             $ 25,797    18,672

Total gross deferred tax liability
   from fixed asset depreciation               $(12,906)   (9,554)
Foreign statutory accounting                    (16,253)        -
                                               ---------  --------
Total gross deferred tax liability             $(29,159)   (9,554)
                                               ---------  --------
Net deferred tax asset (liability)             $ (3,362)    9,118
                                               ---------  --------

Management believes the results of future operations will generate sufficient taxable income to realize the net deferred tax asset.

The Company acquired tax loss carryforwards from certain foreign subsidiaries. A portion of the Company's loss carryforward has been recorded as an asset. Goodwill reduction resulting from tax loss carryforward utilization at Becker, in German marks, was 12.4 million in fiscal 2000 and 22.9 million in fiscal 1999.

Cash paid (refunded) for Federal, state and foreign income taxes was $13,181,000, $2,306,000, and ($1,985,000), during fiscal years ended June 30, 2001, 2000 and 1999, respectively.

Accrued income taxes were $11.3 million and $26.2 million as of June 30, 2001 and 2000, respectively. These balances are included in accrued liabilities.

9. Business Segment Data

The Company manufactures high fidelity audio and video products.
Our businesses are organized based on the end-user markets served
- consumer and professional.

The Consumer Systems Group manufactures loudspeakers and electronics for high fidelity audio reproduction in the home, in vehicles, and with computers. Home applications include two-channel audio, multi-channel audio/video and personal computer audio. Consumer products are marketed worldwide under brand names including JBL, Harman Kardon, Infinity, Revel, Lexicon, Mark Levinson and Proceed. In the consumer segment, car audio sales to DaimlerChrysler accounted for approximately 20.5%, 22.3% and 23.4% of consolidated net sales for the years ended June 30, 2001, 2000 and 1999.

The Professional Group manufactures loudspeakers and electronics used by audio professionals in concert halls, cinemas, recordingstudios, broadcasting operations and live music events. Professional products are marketed worldwide under brand names including JBL, AKG, Crown, Studer, Soundcraft, DOD, Digitech and dbx.

The following table reports net sales, operating income, assets, capital expenditures and depreciation and amortization by segment.


Segmentation

Years ended June 30
($000s omitted)                      2001        2000        1999
-----------------------------------------------------------------
Net sales:
   Consumer                   $ 1,267,358   1,228,259   1,091,300
   Professional                   449,189     449,680     408,802
   Other                                -           -          33
                              -----------   ---------   ---------
Total                         $ 1,716,547   1,677,939   1,500,135
                              -----------   ---------   ---------
Operating income:
   Consumer                   $    80,126      99,632      30,724
   Professional                    18,739      34,083      18,846
   Other                          (27,637)    (11,993)    (10,907)
                              -----------   ---------   ---------
Total                         $    71,228     121,722      38,663
                              -----------   ---------   ---------
Assets:
   Consumer                   $   828,861     777,900     770,963
   Professional                   292,839     320,277     256,403
   Other                           40,685      39,328      38,389
                              -----------   ---------   ---------
Total                         $ 1,162,385   1,137,505   1,065,755
                              -----------   ---------   ---------
Capital expenditures:
   Consumer                   $    74,649      71,098      53,057
   Professional                    12,406       8,840      14,010
   Other                            1,028         417         763
                              -----------   ---------   ---------
Total                         $    88,083      80,355      67,830
                              -----------   ---------   ---------
Depreciation and
amortization:
   Consumer                   $    49,074      48,943      48,345
   Professional                    13,934      14,124      15,574
   Other                            4,193       1,551       2,861
                              -----------   ---------   ---------
Total                         $    67,201      64,618      66,780
                              -----------   ---------   ---------

Net sales and long-lived assets by geographic area for the years ended June 30, 2001, 2000 and 1999 were as follows.

Years Ended June 30
($000s omitted)                      2001        2000        1999
-----------------------------------------------------------------
Net sales:
   U.S.                       $   715,449     786,296     593,004
   Europe                         665,421     652,295     652,446
   Other                          335,677     239,348     254,685
                              -----------   ---------   ---------
   Total                      $ 1,716,547   1,677,939   1,500,135
                              -----------   ---------   ---------
Long-lived assets:
   U.S.                       $   170,139     211,212     161,476
   Europe                         232,897     223,811     233,947
   Other                           44,337       8,072       4,326
                              -----------   ---------   ---------
Total                         $   447,373     443,095     399,749
                              -----------   ---------   ---------

10. Commitments and Contingencies

The Company is a defendant in a lawsuit entitled Bose Corporation
v. JBL, Inc., and Infinity Systems, Inc., United States District Court, District of Massachusetts. In this case, Bose sued JBL and Infinity for infringement of a U.S. patent owned by Bose relating to the use of elliptical ports in loudspeaker cabinets.

On September 1, 2000, the trial court issued a judgment in favor of Bose in the amount of $5.7 million. In addition, the court initially issued a permanent injunction prohibiting JBL and Infinity from the manufacture and sale of loudspeakers in the United States utilizing elliptical ports. The judgment was increased to $7.2 million, plus interest, to account for sales for the five months preceding the trial court's judgment and for sales made from JBL and Infinity inventory between September 27, 2000 and November 26, 2000 as permitted by the trial court's September 27, 2000 modification of its permanent injunction. Management believes the trial court erred in its ruling and is appealing the decision, and that the Company should be successful in its appeal. However, if the Company is unsuccessful in its appeal and must pay $7.2 million plus interest in accordance with the trial court's judgment, this will have a material adverse effect on the results of operations.

The Company and its subsidiaries are also involved in several other legal actions. The outcome cannot be predicted with certainty; however, management, based upon advice from legal counsel, believes such actions are either without merit or will not have a material adverse effect on the Company's financial position or results of operations.

Harman's Board of Directors has authorized the repurchase of
7.0 million shares. Through June 30, 2001, the Company has acquired and placed in treasury 5,689,300 shares of its common stock at a total cost of $137.0 million. Future repurchases are expected to be funded with operating cash flow.

11. Employee Benefit Plans

Under the Retirement Savings Plan, domestic employees may contribute up to 15.0% of their pretax compensation. With the approval of the Board of Directors, each division may make a safe harbor contribution equal to 3.0% of a participant's eligible compensation; a matching contribution of up to 3.0% (50.0% on the first 6.0% of an employee's tax-deferred contribution); and a profit sharing contribution. Profit sharing and matching contributions vest at a rate of 25.0% for each year of service with the employer, beginning with the second year of service. Expenses related to the Retirement Savings Plan for the years ended June 30, 2001, 2000 and 1999 totaled $6,740,129, $5,818,409 and
$5,654,000, respectively.

The Company also has a Supplemental Executive Retirement Plan (SERP) that provides normal retirement, preretirement and termination benefits, as defined, to certain key executives designated by the Board of Directors. Expenses related to the SERP for the years ended June 30, 2001, 2000 and 1999 were $2,067,300, $1,887,306 and $737,400,
respectively.Additionally, certain non-domestic subsidiaries maintain defined benefit pension plans. These plans are not material to the accompanying consolidated financial statements.

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

The fair values of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.

Long-Term Debt. Fair values of long-term debt are based on market prices where available. When quoted market prices are not available, fair values are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

At June 30, 2001, the carrying value and fair value of long-term debt, excluding obligations under capital leases and unsubordinated loans, was $331.5 million and $330.0 million, respectively.

13. Derivatives

The Company uses foreign currency forward contracts to hedge a portion of its forecasted transactions. These forward contracts are designated as foreign currency cash flow hedges and recorded at fair value in the statement of financial position. The recorded fair value is balanced by an entry to other comprehensive income (loss) in the statement of financial position until the underlying forecasted foreign currency transaction occurs. When the transaction occurs, the gain or loss from the derivative designated as a hedge of the transaction is reclassified from accumulated other comprehensive income (loss) to the same income statement line item in which the foreign currency gain or loss on the underlying hedged transaction is recorded. If the underlying forecasted transaction does not occur, the amount recorded in accumulated other comprehensive income (loss) is reclassified to the miscellaneous, net line of the income statement in the then-current period.

Because the amounts and the maturities of the derivatives approximate those of the forecasted exposures, changes in the fair value of the derivatives are highly effective in offsetting changes in the cash flows of the hedged items. Any ineffective portion of the derivatives is recognized in current earnings. The ineffective portion of the derivatives, which was immaterial for all periods presented, primarily results from discounts or premiums on forward contracts.

As of June 30, 2001, the Company had contracts maturing through June 2002 to purchase and sell the equivalent of approximately $20.7 million of various currencies to hedge future foreign currency purchases and sales. The Company recorded approximately $1.6 million in net losses from cash flow hedges of forecasted foreign currency transactions in the year-ended June 30, 2001. These losses were offset by equivalent gains on the underlying hedged items. The amount as of June 30, 2001, that will be reclassified from accumulated other comprehensive income
(loss) to earnings within the next twelve months that is associated with these hedges is a loss of $0.8 million.

The Company has also purchased forward contracts to hedge future cash flows due from foreign consolidated subsidiaries under operating lease agreements. As of June 30, 2001, the Company had such contracts in place to purchase and sell the equivalent of approximately $47.3 million of various currencies to hedge quarterly lease commitments through March 2006. The Company recorded $0.6 million in net gains from cash flow hedges related to the purchase of these forward contracts in the twelve months ended June 30, 2001. The amount as of June 30, 2001 that will be reclassified from accumulated other comprehensive income (loss) to earnings within the next twelve months that is associated with these hedges is a gain of $0.9 million.

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

15. Earnings Per Share Information

Years Ended June 30
($000s omitted except per share amounts)            2001             2000             1999
-----------------------------------------------------------------------------------------------
                                             Basic  Diluted    Basic  Diluted    Basic  Diluted
                                           -------  -------  -------  -------  -------  -------
Net income                                 $32,364   32,364   72,838   72,838   11,723   11,723
                                           -------  -------  -------  -------  -------  -------
Shares of Harman common stock
   outstanding                              32,296   32,296   34,452   34,452   35,794   35,794
Employee stock options                          --    1,441       --      848       --      328
                                           -------  -------  -------  -------  -------  -------
Total average equivalent shares             32,296   33,737   34,452   35,300   35,794   36,122
                                           -------  -------  -------  -------  -------  -------
Earnings per share                         $  1.00     0.96     2.11     2.06     0.33     0.32
                                           -------  -------  -------  -------  -------  -------


16. Quarterly Summary of Operations (unaudited)

The following is a summary of operations by quarter for fiscal 2001 and 2000:
Three months ended: ($000s omitted except per share amounts)

Fiscal 2001            Sept 30     Dec 31      Mar 31      Jun 30
-----------------------------------------------------------------
Net sales            $ 394,976    438,176     435,658     447,737
Gross profit         $ 109,710    121,593      96,342     120,390
Net income           $   7,245     24,154     (18,392)     19,357
EPS-basic*           $    0.22       0.75       (0.57)       0.60
EPS-diluted*         $    0.21       0.72       (0.57)       0.58

Note: Quarter ended March 31, 2001, included restructuring and other charges totaling
$36.3 million, equal to $0.76 per diluted share.

Fiscal 2000

Net sales            $ 356,773    450,826     423,931     446,409
Gross profit         $  96,243    126,491     124,179     122,423
Net income           $   4,894     22,307      22,317      23,320
EPS-basic*           $    0.14       0.65        0.65        0.68
EPS-diluted*         $    0.14       0.64        0.63        0.66

*  Quarters do not add to full year due to
   changes in shares outstanding.

Shareholder Information
Harman International Industries, Incorporated and Subsidiaries

Market Price                              Fiscal 2001         Fiscal 2000         Fiscal 1999
------------------------------------------------------------------------------------------------
                                         High       Low      High       Low      High       Low
First quarter ended September 30     $ 41.375    30.250    23.594    20.469    21.063    16.250
Second quarter ended December 31       48.000    32.300    28.063    18.375    22.250    15.750
Third quarter ended March 31           37.050    24.900    31.875    27.500    21.344    17.907
Fourth quarter ended June 30           39.730    24.800    34.250    28.000    23.750    17.125

Share prices have been adjusted for the two-for-one stock split effective August 2000.

The Common Stock of the Company is listed on the New York Stock
Exchange and is reported on the New York Stock Exchange
Composite Tape under the symbol HAR. As of June 30, 2001, the Company's Common Stock was held by approximately 189 record holders.

The table above sets forth the reported high and low sales prices of the Company's Common Stock, as reported on the New York Stock Exchange, for each quarterly period for fiscal years ended June 30, 2001, 2000, and 1999.

The Company paid dividends during fiscal years 2001, 2000 and 1999 of $.10 per share, with a dividend of $.025 paid in each of the four quarters.

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

Edwin Summers
Vice President and General Counsel

Floyd E. Toole
Vice President - Acoustics

Securities Traded
New York Stock Exchange
Symbol: HAR

Corporate Headquarters
1101 Pennsylvania Avenue, NW
Suite 1010
Washington, D.C. 20004
202-393-1101
www.harman.com

Directors
Bernard A. Girod
Sidney Harman
Shirley Mount Hufstedler
Ann McLaughlin Korologos
Edward H. Meyer
Gregory Stapleton
Stanley A. Weiss

Annual Meeting
The annual meeting of shareholders
will be held on November 5, 2001,
at Tavern on the Green, Central Park at
West 67th Street, New York, NY 10023
at 11:00 a.m. EST. A proxy
statement was sent to shareholders
on or about September 14, 2001,
at which time proxies for the meeting
were requested.

Registrar and Transfer Agent
Mellon Investor Services
400 South Hope Street, 4th Floor
Los Angeles, CA 90071
213-553-9720

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