Form 10-K, Exhibit 13
period 2002-06-30
HARMAN INTERNATIONAL INDUSTRIES INC /DE/
filed 2002-09-17
CIK 800459

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Overview

Harman International Industries, Inc. designs, manufactures and markets high quality audio and video products for the consumer and professional markets. The Company is organized into segments based on the end-user markets they serve. The Consumer Systems Group designs, manufactures and markets loudspeakers, audio electronics and infotainment systems for vehicles and designs, manufactures and markets loudspeakers and electronics for home audio, video and computer applications. The Professional Group designs, manufactures and markets loudspeakers and electronics used by audio professionals in concert halls, stadiums, airports and other buildings and recording, broadcast, cinema and music reproduction applications.

The Company's primary manufacturing facilities in the U.S. are located in California, Indiana, Kentucky and Utah. The Company's primary international manufacturing facilities are located in Germany, Austria, the United Kingdom, Mexico, France, Sweden, China and Hungary. The Company's products are sold worldwide with the largest markets being the U.S. and Germany.

The Company experiences seasonal fluctuations in sales and earnings.
The first fiscal quarter is generally the weakest due to automotive model changeovers and the summer holidays in Europe. Variations in seasonal demand among end-user markets may also cause operating results to vary from quarter to quarter.

Sales

Net sales for the Company increased 6 percent in fiscal 2002 to $1.826 billion, compared to $1.717 billion in fiscal 2001 and $1.678 billion in fiscal 2000.

Presented below is a summary of sales by business segment:

(in thousands)             2002                2001               2000
                        $         %        $        %         $        %
                   -----------  ----  -----------  ----  -----------  ----
Consumer Systems
  Group            $ 1,401,446   77%  $ 1,267,358   74%  $ 1,228,030   73%
Professional Group     424,742   23%      449,189   26%      449,909   27%
                   -----------  ----  -----------  ----  -----------  ----
Total              $ 1,826,188  100%  $ 1,716,547  100%  $ 1,677,939  100%
                   -----------  ----  -----------  ----  -----------  ----

Consumer Systems Group - The Consumer Systems Group reported sales of $1.401 billion in fiscal 2002 compared to sales of $1.267 billion in fiscal 2001, representing an increase of $134 million or 11 percent. In fiscal 2002, the foreign currency impact on sales was minimal versus fiscal 2001. The increase was due to higher sales of audio and infotainment systems to automotive customers of $138 million partially offset by modest sales declines in home audio products. Sales to the automotive customers increased in fiscal 2002 driven by new audio and infotainment systems for the BMW 7 Series and Mercedes-Benz E Class and increased branded audio systems for Toyota and Lexus. Sales to Chrysler in the U.S. declined in fiscal 2002 versus fiscal 2001.

Consumer Systems Group sales increased 3 percent to $1.267 billion in fiscal 2001, compared to $1.228 billion in fiscal 2000. Exclusive of currency effects, the Group's sales increased 9 percent in fiscal 2001 compared to fiscal 2000. Sales to automobile manufacturers were higher by $64.9 million due to increased audio system shipments to Toyota and higher shipments of radio and navigation units to Mercedes Benz and the European aftermarket. Sales of home speakers and electronics were lower by $15.2 million due to economic conditions in the U.S. and Europe, and sales to personal computer manufacturers were lower by $10.4 million in fiscal 2001 compared to fiscal 2000.

Professional Group - Professional Group sales for fiscal 2002 were $424.7 million compared with $449.2 million in fiscal 2001. In fiscal 2002, the foreign currency impact on sales was minimal versus fiscal 2001. The decrease in sales was due in part to the sale of a business unit in the fourth quarter of fiscal 2001. This business unit accounted for approximately $11 million of sales in the prior year. Lower sales of transducers to the telecommunications industry and the discontinuance of certain broadcast and recording products in Europe also affected sales.

Professional Group sales of $449.2 million in fiscal 2001 approximated fiscal 2000 sales of $449.9 million. Excluding currency effects, sales were 4 percent higher in fiscal 2001. Sales increased due to the acquisition of Crown and higher AKG shipments to General Motors' OnStar program. These increases were offset by lower sales to mobile phone manufacturers and the disposition of Orban in May 2000.

Gross Profit

The consolidated gross profit percentage was 27.4 percent in fiscal 2002, compared to 26.1 percent in fiscal 2001 or 26.9 percent excluding special charges. The increased gross profit margin was due to a shift in product mix as a greater percentage of the Company's sales in fiscal 2002 were to automotive customers. Productivity enhancements at factories in the United States also contributed.

The consolidated gross profit percentage was 26.1 percent in fiscal 2001, compared to 28.0 percent in fiscal 2000. Fiscal 2001 gross profit was reduced by inventory write-downs totaling $8.6 million and other charges of $5.3 million as discussed below. Excluding those charges, the fiscal 2001 gross profit percentage was 26.9 percent. Lower margins were realized for consumer audio products as the Company sought to decrease inventory levels while implementing a direct to retailer distribution system in Europe. The implementation of the new distribution system has been completed. The Professional Group experienced lower margins in fiscal
2001 due to softness in the cinema business and inventory reduction initiatives at Studer.

The Company reported a $36.3 million pretax special charge in the third quarter of fiscal 2001. This charge included non-cash charges of $18.5 million and cash charges of $17.8 million. The amount of special charges recorded to cost of sales was $13.9 million. The charge resulted primarily from the Company's decision to move to a direct to retailer distribution model in its European consumer business, to consolidate its consumer and professional loudspeaker manufacturing operations in Northridge, California, to close or otherwise downsize certain other manufacturing operations, and to discontinue product lines. The items included in the charge were $6.4 million to terminate distributors; $8.6 million and $5.7 million for inventory and other impaired asset write-downs, respectively; $5.9 million for factory closures in the U.K. and Argentina; and $9.7 million for severance and other costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of sales were
21.7 percent in fiscal 2002 compared with 20.6 percent in fiscal 2001, excluding special charges. The increase in these costs as a percentage of sales was primarily due to increased research and development costs to support the development of new automotive products in the Consumer Systems Group. Also included in selling, general and administrative expenses was an $8.3 million legal charge paid during the year. Selling, general and administrative expenses in the Professional Group were approximately equal to the prior year. Research and development expenses were $109.9 million, or 6.0 percent of sales, in fiscal 2002 compared with $88.7 million, or 5.2 percent of sales, in fiscal 2001.

We expect selling, general and administrative expenses to be approximately 21 percent of sales in fiscal 2003. However, new automotive contract awards may require the Company to fund additional non-reimbursable research and development initiatives, which would have an impact on these costs as a percent of sales.

In fiscal 2001, selling, general and administrative expenses as a percentage of sales were 22.0 percent, compared to 20.7 percent in fiscal 2000. In fiscal 2001, these expenses included $22.4 million in special charges to terminate distributors in the U.K. and Germany, to cover severance costs for 250 employees, to write-off impaired assets, and to close factories in the U.K. and Argentina. At June 30, 2002, the unutilized portion of the fiscal 2001 special charge was $0.3 million reserved for a lease liability in the U.K. and unpaid severance in Switzerland. Excluding the special charges, selling, general and administrative expenses as a percentage of sales were 20.6 percent, approximately the same percentage as fiscal 2000. Higher selling costs and a $12.5 million increase in engineering and development expenses were partially offset by overhead cost reductions.

Operating Income

Fiscal 2002 operating income was 5.7 percent of sales compared with 6.3 percent in fiscal 2001, excluding special charges. The decrease was due to the increase in selling, general and administrative expenses as a percentage of sales at the Consumer Systems Group as a result of increased research and development costs to support future automotive programs.

Fiscal 2001 operating income was 4.1 percent of sales, compared to 7.3 percent in fiscal 2000. Excluding the special charges totaling $36.3 million, fiscal 2001 operating income was 6.3 percent of sales. Consumer Systems Group operating income decreased primarily due to higher costs to implement changes in the consumer international distribution system and lower operating margins on sales to Chrysler in North America, partially offset by higher operating margins from domestic home speaker and electronic sales. Consumer International's operating loss was $18.9 million before special charges and $28.6 million after the charges.
In fiscal 2001, the Professional Group operating income, excluding special charges, approximated the fiscal 2000 level.

Interest Expense

Interest expense was $22.4 million in fiscal 2002 compared with $25.0 million in fiscal 2001. Interest expense decreased in fiscal 2002 primarily due to lower average interest rates and the Company's use of interest rate swaps to convert a portion of its fixed rate debt into floating rate debt, offset by higher average borrowings. Interest expense in fiscal 2001 was $25.0 million compared to $18.5 million in fiscal 2000. Fiscal 2001 interest expense increased over fiscal 2000 levels due to increased interest rates, higher borrowings as a result of the Company's share repurchase program, capital expenditures and higher working capital levels.

The weighted average interest rate in fiscal 2002 was 5.0 percent, compared to 6.3 percent in fiscal 2001 and 5.7 percent in fiscal 2000. The weighted average borrowings were $451.9 million, $397.2 million and $325.4 million for fiscal years ended 2002, 2001 and 2000, respectively. The decrease in rates in fiscal 2002 was due to lower interest rates and an increased percentage of debt bearing floating rates due to the effect of converting fixed rate debt to variable rate debt using interest rate swaps. The increase in average interest rates in fiscal 2001 was due to higher average interest rates and the conversion of the Deutschmark term loan to U.S. dollars during fiscal 2001.

Miscellaneous Expenses

Miscellaneous expenses were $0.6 million in fiscal 2002 compared to $1.2 million in fiscal 2001 and $0.4 million in fiscal 2000. Foreign currency losses of $0.2 million were included in miscellaneous expenses in fiscal 2002 and foreign currency gains of $1.1 million and $0.8 million were included in miscellaneous expenses for fiscal years 2001 and 2000, respectively.

Income Before Taxes and Minority Interest

In fiscal 2002, the Company reported income before income taxes and minority interest of $80.2 million. In fiscal 2001, the Company reported income before income taxes and minority interest of $45.1 million, or $81.4 million excluding the special charges described above, compared to $102.8 million in fiscal 2000.

Income Taxes

In fiscal 2002, the Company reported income tax expense of $22.6 million, an effective tax rate of 28.2 percent compared with income tax expense of $12.7 million, an effective tax rate of 28.2 percent in fiscal 2001, and $29.9 million, an effective tax rate of 29.1 percent in fiscal 2000. The effective tax rates for fiscal years 2002, 2001, and 2000 were below the U.S. statutory rate due to utilization of tax credits, realization of tax benefits for United States exports and the utilization of tax loss carryforwards at certain foreign subsidiaries.

Net Income

Net income for fiscal 2002 was $57.5 million, compared with net income of $32.4 million in fiscal 2001. Excluding the special charges described above, net income for fiscal 2001 was $58.2 million compared with $72.8 million in fiscal 2000.

Liquidity and Capital Resources

Harman International primarily finances its working capital requirements through cash generated by operations, cash borrowings and normal trade credit.

The Company's debt at June 30, 2002, was comprised primarily of $300 million of 7.125 percent senior notes, issued in fiscal 2002 and due February 15, 2007, and $150 million of 7.32 percent senior notes due July 1, 2007. In addition, at June 30, 2002, the Company had a $125 million revolving credit facility that was scheduled to expire in September 2002. There were no borrowings under the revolving credit facility at June 30, 2002. The rates for borrowings under the revolving credit facility float with base rates.
The Company also has mortgages, capital leases and other long-term borrowings of $16.6 million at June 30, 2002.

The 7.125 percent senior notes were issued in February 2002. The net proceeds from this $300 million note issuance were used to repay debt, including funds drawn under an existing term loan and the revolving credit facility maturing in August and September 2002, respectively. The remaining balance was held in cash and short-term investments. At June 30, 2002, cash and short-term investments were $116.3 million. The Company reduced the amount of its revolving credit facility from $275 million to $125 million concurrent with the completion of the senior note offering. At June 30, 2002, the Company had no borrowings under its revolving credit facility and outstanding letters of credit of $10.9 million. Unused availability under the revolving credit facility was $114.1 million at June 30, 2002. In
August 2002, the Company entered into a new multi-currency revolving credit facility with a group of eight banks, which committed $150 million to the Company for cash borrowings and letters of credit through August 14, 2005.
It replaced the existing credit facility that was scheduled to expire in September 2002.

At June 30, 2001, the Company had outstanding indebtedness under its revolving credit facility of $111.6 million, outstanding letters of credit of $7.3 million and unused credit thereunder of $156.1 million. The indebtedness at June 30, 2001, consisted of committed rate loans, which bear interest at London Interbank Offered Rate (LIBOR) plus 0.25 percent, and swing line borrowings, which bear interest at base rates. In fiscal 2001, the Company and certain subsidiaries had a term loan with a group of banks committing $73.4 million to the Company for cash borrowings through August 30, 2002, bearing interest at LIBOR plus 0.60, equal to 4.7 percent at June 30, 2001. In addition, at June 30, 2001, certain international subsidiaries of the Company maintained unsecured short-term lines of credit of $23.2 million and had outstanding indebtedness thereunder of approximately $15.9 million.

Capital expenditures, net of lease financing and acquisitions, were $104.5 million in fiscal 2002 compared to $88.1 million in fiscal 2001 and $80.4
million in fiscal 2000.   Expenditures in fiscal years 2002, 2001 and 2000
were for equipment and facilities required to increase capacity and efficiency, primarily in our divisions that supply the automotive industry, and new product tooling.

The Company anticipates capital expenditures of approximately $125 to $130 million during fiscal 2003. We believe future capital expenditures will be approximately 6 percent of sales. Firm commitments of approximately $31.4 million existed as of June 30, 2002, for capital expenditures during fiscal 2003.

The Company utilizes operating lease financing for certain machinery and equipment. The amounts financed under operating leases were $17.1 million, $34.6 million and $57.4 million in fiscal years 2002, 2001 and 2000, respectively.

Net working capital excluding short-term debt and cash was $331.3 million at June 30, 2002, compared with working capital of $380.9 million at June 30, 2001. The decrease primarily resulted from higher accounts payable and accrual balances offset by modest increases in inventories and accounts receivable, due to currency translation effects. Excluding currency translation effects, inventories and accounts receivable at June 30, 2002 decreased $16.0 million compared to June 30, 2001.

Excess of cost over fair value of assets acquired was $199.2 million at June 30, 2002, compared with $145.3 million at June 30, 2001.
The increase is due primarily to the acquisitions of CAA AG (CAA) and TEMIC SDS GmbH (TEMIC) during fiscal 2002 for which a total of $50.5 million in excess of cost over fair value of assets was recorded. Excess of cost over fair value of assets was also increased due to foreign currency translation, offset by amortization of $7.7 million during fiscal 2002.

Total shareholders' equity was $526.6 million at June 30, 2002 compared with $422.9 million at June 30, 2001 and $486.3 million at June 30, 2000.
The increase in fiscal 2002 is primarily due to net income of $57.5 million and positive foreign currency translation of $47.6 million primarily due to the strengthening of the Euro versus the U.S. dollar. The decrease in fiscal 2001 resulted from net income offset by common stock repurchases totaling $67.0 million and negative foreign currency translation totaling $33.2 million due primarily to the weakening of the Euro against the U.S. dollar.

Since the share repurchase program began in 1998, the Board of Directors has authorized the repurchase of a total of 7.0 million shares. In fiscal 2002, the Company acquired 118,000 shares at a cost of $3.7 million.
From the inception of the share repurchase program through June 30, 2002, the Company has acquired and placed in treasury 5,807,300 shares of its common stock at a total cost of $140.6 million. Future share repurchases are expected to be funded with cash generated by operations.

The Company will continue to have cash requirements to support seasonal working capital needs, capital expenditures, interest and principal payments, dividends and share repurchases. The Company intends to use cash on hand, cash generated by operations and borrowings under its existing revolving credit facility to meet these needs. The Company believes that cash from these sources will be adequate to meet its cash requirements over the next
12 months.

The Company has dividend restrictions under its revolving credit agreement and the indenture under which the Company's 7.32 percent senior notes due July 2007 were issued. The most restrictive of these covenants limits the Company to dividend payments and purchases of capital stock of $50 million annually. Neither the credit agreement nor the indentures for the senior notes restrict the Company from transferring assets to or from its subsidiaries in the form of loans, advances or cash dividends.

The Company is subject to various risks, including dependence on key customers, economic conditions affecting disposable consumer income and fluctuations in currency exchange rates. A disruption in the operations of one of our key customers, such as an automotive strike, could have a material adverse effect on the Company. In fiscal 2002, sales to DaimlerChrysler accounted for 20.6 percent of the Company's sales and accounts receivable due from DaimlerChrysler accounted for 19 percent of total consolidated accounts receivable at June 30, 2002.

The following table provides a summary of the Company's contractual financing obligations by due date:

                                        <1     1-2      3-5      >5
(dollars in thousands)                 Year   Years    Years    Years   Total

Senior notes(a)                      $     -       -  297,815  150,000  447,815
Other long-term obligations (a)        4,114   1,377      769    8,927   15,187
Mortgages (a)                            141     297      262      695    1,395
Non-cancelable operating leases(b)    59,281  82,660   51,099   46,946  239,986
                                     -------  ------  -------  -------  -------
Total contractual cash obligations   $63,536  84,334  349,945  206,568  704,383
                                     -------  ------  -------  -------  -------

(a)	As described in Note 5 to the Consolidated Financial Statements.
(b)	As described in Note 6 to the Consolidated Financial Statements.

Interest Rate Sensitivity

The following table provides information as of June 30, 2002 about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related average interest rates by contractual maturity dates. For interest rate swaps, the table presents notional principal amounts and weighted average interest rates by contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the interest rate swaps. Weighted average variable rates are generally based on LIBOR as of the reset dates.
Unless otherwise indicated, the information is presented in U.S. dollar equivalents as of June 30, 2002.

Principal Payments and Interest Rates by Contractual Maturity Dates
-------------------------------------------------------------------------------
                                                                      Fair
                                                                      Value
                                   FiscalYear                        (Assets)/
($millions)       2003  2004  2005  2006  2007    Thereafter Total  Liabilities
-------------------------------------------------------------------------------
Liabilities:

Fixed Rate
 debt(US$)		$--	$--	$--	$--	$300.0  $157.2	 $457.2   $467.5

Average
 interest
 rate							7.13%	   7.06%

Interest Rate
  Derivatives:

Fixed to Variable
  Interest Rate
  Swaps (US$)	$--	$--	$--	$--	$200.0  $150.0	 $350.0    $(10.3)

Average pay
  rate (a)						  3.39%  4.01%

Average
  receive
  rate						  7.13%  7.32%

(a)The average pay rate is based on $175.0 million set at 3-month LIBOR set in arrears plus 1.62% and $175.0 million set at 6-month LIBOR set in arrears plus 1.88%.

Foreign Currency

The Company maintains significant operations in Germany, the United Kingdom, France, Austria, Hungary, Switzerland, Mexico, China and Sweden. As a result, exposure to foreign currency gains and losses exists. A portion of foreign currency exposure is hedged by incurring liabilities, including loans, denominated in the local currency where subsidiaries are located.

The subsidiaries of the Company purchase products and raw materials in various currencies. As a result, the Company may be exposed to cost increases relative to local currencies in the markets to which it sells. To mitigate such adverse trends, the Company enters into foreign exchange contracts and other hedging activities. Also, foreign currency positions are partially offsetting and are netted against one another to reduce exposure.

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

As discussed above, the Company is exposed to market risks arising from changes in foreign exchange rates, principally the change in the value of the euro versus the U.S. dollar.

The Company estimates the effect on projected fiscal 2003 net income, based upon a recent estimate of foreign exchange transactional exposure, of a uniform strengthening or uniform weakening of the transaction currency pairs of 10 percent will decrease net income $9 million or will increase net income $9 million. As of June 30, 2002, the Company had hedged a portion of its estimated foreign currency transactions using forward exchange contracts.

The Company estimates the effect on projected fiscal 2003 net income, based upon a recent estimate of foreign exchange translation exposure (translating the operating performance of our foreign subsidiaries into U.S. dollars) of a uniform strengthening or weakening of the U.S. dollar by 10 percent to decrease net income $5.9 million or to increase net income $5.9 million.

Critical Accounting Policies

The Company's accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about the future that may affect the amounts reported in the financial statements. Future events cannot be determined with certainty. Therefore, the use of estimates requires the exercise of judgment. Actual results may differ from those estimates and such differences may be material to the financial statements.

Impact of New Accounting Pronouncements

Recent accounting pronouncements are discussed in Note 1 of the Consolidated Financial Statements, Summary of Significant Accounting Policies.

Forward Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act and 21E of the Exchange Act of 1934. You should not place undue reliance on these statements. Forward-looking statements include information concerning possible or assumed future results of operations, capital expenditures, the outcome of pending legal proceedings and claims, including environmental matters, goals and objectives for future operations, including descriptions of our business strategies and purchase commitments from customers, among other things. These statements are typically identified by words such as "believe," "anticipate," "expect," "plan," "intend," "estimate," and similar expressions. We base these statements on particular assumptions that we have made in light of our industry experience, as well as our perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. As you read and consider the information in this report, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions.

Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements. These factors include, among other things:

- changes in consumer confidence and spending;

- automobile industry sales and production rates and the willingness of automobile purchasers to pay for the option of a premium branded audio system and/or a multi-functional infotainment system;

- model-year changeovers in the automotive industry;

- the ability to satisfy contract performance criteria, including technical specifications and due dates;

- competition in the consumer and/or professional markets in which we operate;

- the outcome of pending or future litigation and administrative claims, including patent and environmental matters;

- work stoppages at one or more of our facilities or at a facility of one of our significant customers;

- the loss of one or more significant customers, including our automotive manufacturer customers;

- the ability to adapt to technological advances and innovation on a cost-effective and timely basis; and

- general economic conditions.

In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this report will in fact transpire.

Statement of Management Responsibility


The consolidated financial statements accompanying information were prepared by, and are the responsibility of, the management of Harman International Industries, Incorporated. The statements were prepared in conformity with accounting principles generally accepted in the United States of America and, as such, include amounts that are based on management's best estimates and judgments.


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


Oversight of management's financial reporting and internal accounting control responsibilities is exercised by the Board of Directors through the audit committee which consists solely of outside directors. The committee meets periodically with financial management and the independent auditors to ensure that each is meetings its responsibilities and to discuss matters concerning auditing, accounting control and financial reporting.
The independent auditors have free access to meet with the audit committee without management's presence.



/s/ Bernard A. Girod
-----------------------
Bernard A. Girod
Vice Chairman and
Chief Executive Officer




/s/ Frank Meredith
----------------------------
Frank Meredith
Executive Vice President and
Chief Financial Officer

Independent Auditors' Report
The Board of Directors and Shareholders of
Harman International Industries, Incorporated:


We have audited the accompanying consolidated balance sheets of Harman International Industries, Incorporated and subsidiaries as of June 30, 2002 and 2001 and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year people ended June 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express and opinion on these consolidated financial statements based on our audits.


We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on the test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harman International Industries, Incorporated and subsidiaries as of June 30, 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.




/s/ KPMG LLP
--------------------
August 14, 2002

Consolidated Balance Sheets
Harman International Industries, Incorporated and Subsidiaries
                                                    June 30, 2002 and 2001
                                      ($000s omitted except share amounts)
Assets                                                2002            2001
                                               -----------      ----------
Current assets
   Cash and cash equivalents                   $   116,253           2,748
   Receivables (less allowance for doubtful
     accounts of $18,211 in 2002 and
     $14,457 in 2001)                              335,019         312,817
   Inventories (note 2)                            329,935         317,500
   Other current assets                             95,556          72,806
                                               -----------      ----------
Total current assets                               876,763         705,871
Property, plant and equipment,
   net (notes 3, 5 and 6)                          325,812         264,136
Excess of cost over fair value of net assets
   acquired (less accumulated amortization
   of $48,329 in 2002 and $40,645 in 2001)         199,239         145,258
Other assets                                        78,466          44,120
                                               -----------      ----------
Total assets                                   $ 1,480,280       1,159,385
                                               -----------      ----------
Liabilities and Shareholders' Equity
Current liabilities
   Short-term borrowings (notes 4 and 5)       $        --          19,394
   Current portion of long-term debt (note 5)        4,255           5,544
   Accounts payable                                193,110         151,478
   Accrued liabilities                             236,106         170,739
                                               -----------      ----------
Total current liabilities                          433,471         347,155
Borrowings under revolving credit
   facility (note 5)                                    --         108,072
Senior long-term debt (note 5)                     470,424         235,750
Other non-current liabilities                       47,523          44,537
Minority interest                                    2,233             929
Shareholders' equity (notes 5 and 7)
   Preferred stock, $.01 par value.  Authorized
     5,000,000 shares; none issued and outstanding      --              --
   Common stock, $.01 par value.  Authorized
     100,000,000 shares; issued 38,330,490 shares
     in 2002 and 37,749,931 shares in 2001             383             377
   Additional paid-in capital                      310,166         297,515
   Accumulated other comprehensive income:
      Unrealized gain (loss) on hedging
      derivatives                                   (1,499)          2,785
      Minimum pension liability adjustment          (2,907)             --
      Equity adjustment from foreign currency
        translation                                (44,686)        (92,288)
   Retained earnings                               405,811         351,525
   Less common stock held in treasury
     (5,807,300 shares in 2002 and
      5,689,300 shares in 2001)                  (140,639)       (136,972)
                                               -----------      ----------
Total shareholders' equity                         526,629         422,942
                                               -----------      ----------
Commitments and contingencies
        (notes 6, 10 and 12)
Total liabilities and shareholders' equity     $ 1,480,280       1,159,385
                                               -----------      ----------
See accompanying notes to consolidated financial statements.
                                        29









Consolidated Statements of Operations
Harman International Industries, Incorporated and Subsidiaries


                            Years Ended June 30, 2002, 2001 and 2000
                             ($000s omitted except per share amounts)
                               2002           2001           2000
                           -----------    -----------    -----------
Net sales                  $ 1,826,188      1,716,547      1,677,939
Cost of sales                1,326,317      1,268,512      1,208,603
                           -----------    -----------    -----------
   Gross profit                499,871        448,035        469,336

Selling, general and
   administrative expenses     396,650        376,807        347,614
                           -----------    -----------    -----------

   Operating income            103,221         71,228        121,722

Other expenses
   Interest expense             22,406         24,950         18,507
   Miscellaneous, net              638          1,179            386
                           -----------    -----------    -----------

      Income before income
      taxes and minority
      interest                  80,177         45,099        102,829

Income tax expense              22,602         12,703         29,923
Minority interest                   62             32             68
                           -----------    -----------    -----------

Net income                 $    57,513         32,364         72,838


Basic EPS                  $      1.78           1.00           2.11
                           -----------    -----------    -----------

Diluted EPS                $      1.70           0.96           2.06
                           -----------    -----------    -----------

Weighted average shares
   outstanding - basic          32,261         32,296         34,452
Weighted average shares
   outstanding - diluted        33,903         33,737         35,300


See accompanying notes to consolidated financial statements.







Consolidated Statements of Cash Flows
Harman International Industries, Incorporated and Subsidiaries

                                    Years Ended June 30, 2002, 2001 and 2000
                                                              ($000s omitted)
                                          2002          2001          2000
                                       ----------    ----------    ----------
Cash flows from operating
   activities:
   Net income                          $  57,513        32,364        72,838
Adjustments to reconcile
   net income to net cash
   provided by operating
   activities:
   Depreciation                           59,504        52,168        53,487
   Amortization of
   intangible assets                      18,580        15,033        11,131
   Deferred income taxes                 (12,379)       12,480         4,512
   Loss on disposition
   of assets                               6,897         2,226         3,117
   Tax benefit attributable
   to stock options                        4,169         1,008           137
Change in working capital,
   net of acquisition/
   disposition effects:
Decrease (increase) in:
   Receivables                             6,339       (25,174)       (4,945)
   Inventories                            13,047       (37,342)      (20,557)
   Other current assets                    2,588         3,161           (63)
Increase (decrease) in:
   Accounts payable                       25,689        (1,699)       40,283
   Accrued liabilities
   and income taxes payable               15,448           695        31,278
   Other operating activities            (11,065)         (977)        3,347
                                       ----------    ----------    ----------
Net cash provided by
   operating activities                $ 186,330        53,943       194,565
                                       ----------    ----------    ----------
Cash flows from investing
   activities:
   Payment for purchase of
   companies, net of cash
   acquired                            $ (29,366)           --       (49,683)
   Proceeds from asset
   dispositions                            5,526         4,135        16,690
   Capital expenditures                 (113,973)      (88,083)      (80,355)
   Purchased and capitalized
   software expenditure                  (20,617)      (17,681)      (16,306)
   Collection (issuance) of
   loans, net                                 --        12,259          (645)
   Other items, net                         (164)          105           356
                                       ----------    ----------    ----------
Net cash used in investing
   activities                          $(158,594)      (89,265)     (129,943)
                                       ----------    ----------    ----------
Cash flows from financing
   activities:
   Net borrowings (repayments)
   under lines of credit               $ (20,605)        4,826        (3,240)
   Proceeds from issuance of
   long-term debt                        341,940       106,418        11,740
   Repayments of long-term debt         (238,961)       (9,426)      (33,568)
   Debt issuance costs                      (778)       (1,179)           --
   Repurchase of common stock             (3,667)      (66,968)      (36,027)
   Dividends paid to
   shareholders                           (3,227)       (3,222)       (3,444)
   Exercise of stock options and
   restricted stock granted                8,488         3,799         1,888
                                       ----------    ----------    ----------
Net cash flow provided by
   (used in) financing
   activities                          $  83,190       34,248        (62,651)
                                       ----------    ----------    ----------
Effect of exchange rate changes
   on cash                                 2,579          (543)         (569)
                                       ----------    ----------    ----------
Net increase (decrease) in
   cash and cash equivalents             113,505        (1,617)        1,402

Cash and cash equivalents at
   beginning of year                       2,748         4,365         2,963
                                       ----------    ----------    ----------
Cash and cash equivalents at
   end of year                         $ 116,253         2,748         4,365

Supplemental schedule of non-cash
   investing activities:
Fair value of assets acquired          $  61,666            --        78,084
Cash paid for the capital stock           29,366            --        49,683
                                       ----------    ----------    ----------
Liabilities assumed                    $  32,300            --        28,401
                                       ----------    ----------    ----------

See accompanying notes to consolidated financial statements.
































Consolidated Statements of Shareholders' Equity
Harman International Industries, Incorporated and Subsidiaries

                                                                          Years Ended June 30, 2002, 2001 and 2000
                                                                                                   ($000s omitted)

                                                                  Accumulated
                              -- Common  Stock --  Additional            Other                             Total Share-
                            Number of        $.01     paid-in   Comprehensive      Retained     Treasury       holders'
                               Shares   Par value     capital          Income      Earnings        stock         equity
                          -----------  ----------  ----------   -------------   -----------   ----------   ------------

Balance, June 30, 1999    17,757,335   $     187     290,873         (41,885)      252,989      (33,977)       468,187
                          -----------  ----------  ----------   -------------   -----------   ----------   ------------
Comprehensive income:
     Net income                    --          --          --              --       72,838            --        72,838
     Foreign currency
       translation adjustment      --          --          --        (17,246)            --           --       (17,246)
                          -----------  ----------  ----------   -------------   -----------   ----------   ------------
Total comprehensive income         --          --          --        (17,246)       72,838            --        55,592
                          -----------  ----------  ----------   -------------   -----------   ----------   ------------
Exercise of stock options     52,569           1       1,887               --            --           --         1,888
Tax benefit attributable
   to stock options                --          --         137              --            --           --           137
Treasury shares purchased   (778,600)          --          --              --            --     (36,027)       (36,027)
Dividends ($.20 per share)         --          --          --              --       (3,444)           --        (3,444)
                          -----------  ----------  ----------   -------------   -----------   ----------   ------------
Balance, June 30, 2000    17,031,304   $     188     292,897         (59,131)      322,383      (70,004)       486,333
                          -----------  ----------  ----------   -------------   -----------   ----------   ------------
Comprehensive income:
    Net income                     --          --          --              --       32,364            --        32,364
    Foreign currency
       translation adjustment      --          --          --        (33,157)            --           --       (33,157)
    Unrealized gain (loss)
       on hedging derivatives      --          --          --          2,785             --           --         2,785
                          -----------  ----------  ----------   -------------   -----------   ----------   ------------
Total comprehensive income         --          --          --        (30,372)       32,364            --         1,992
                          -----------  ----------  ----------   -------------   -----------   ----------   ------------
Stock split adjustment    17,031,304         188        (188)              --            --           --             --
Exercise of stock options    199,323           1       3,798               --            --           --         3,799
Tax benefit attributable
   to stock options                            --      1,008               --            --           --         1,008
Treasury shares purchased (2,201,300)          --          --              --            --     (66,968)       (66,968)
Dividends ($.10 per share)         --          --          --              --       (3,222)           --        (3,222)
                          -----------  ----------  ----------   -------------   -----------   ----------   ------------
Balance, June 30, 2001    32,060,631   $     377     297,515         (89,503)      351,525     (136,972)       422,942
                          -----------  ----------  ----------   -------------   -----------   ----------   ------------
Comprehensive income:
    Net income                     --          --          --              --       57,513            --        57,513
    Foreign currency
       translation adjustment      --          --          --         47,602             --           --        47,602
    Unrealized gain (loss)
       on hedging derivatives      --          --          --         (4,284)            --           --        (4,284)
    Minimum pension
        liability adjustment       --          --          --         (2,907)            --           --        (2,907)
                          -----------  ----------  ----------   -------------   -----------   ----------   ------------
Total comprehensive income         --          --          --         40,411        57,513            --        97,924
                          -----------  ----------  ----------   -------------   -----------   ----------   ------------
Exercise of stock options and
   restricted stock granted  580,559           6       8,482               --            --           --         8,488
Tax benefit attributable
   to stock options                --          --      4,169               --            --           --         4,169
Treasury shares purchased   (118,000)          --          --              --            --      (3,667)        (3,667)
Dividends ($.10 per share)         --          --          --              --       (3,227)           --        (3,227)
                          -----------  ----------  ----------   -------------   -----------   ----------   ------------
Balance, June 30, 2002    32,523,190   $     383     310,166         (49,092)      405,811     (140,639)       526,629
                          -----------  ----------  ----------   -------------   -----------   ----------   ------------


See accompanying notes to consolidated financial statements.



Notes to Consolidated Financial Statements
Harman International Industries, Incorporated and Subsidiaries

1. Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and subsidiaries after the elimination of significant intercompany transactions and accounts.

Reclassifications: Where necessary, prior years' information has been reclassified to conform to the 2002 consolidated financial statement presentation.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, and the differences may be material to the consolidated financial statements.

Among the most significant estimates used in the preparation of the Company's financial statements are estimates associated with the depreciable lives of fixed assets, the evaluation of net assets acquired and allocation of related purchase prices for corporate acquisitions, the evaluation of the recoverability of goodwill, evaluation of the recoverability of unbilled costs, warranty liability, litigation, product liability, taxation and environmental matters. In addition, estimates form the basis for the Company's reserves for sales discounts, sales allowances, accounts receivable, inventory, post retirement benefits and employee benefits. Various assumptions go into the determination of these estimates. The process of determining significant estimates requires consideration of factors such as historical experience, current and expected economic conditions, and actuarial methods. The Company re-evaluates these significant factors and makes changes and adjustments where facts and circumstances indicate that changes are necessary.

Revenue Recognition: Revenue is recognized from product sales upon shipment of goods when passage of title to goods transfer to the customer.
Substantially all revenue transactions involve the delivery of a physical product. The Company does not have multiple element arrangements that contain undelivered products or services at shipment.

Sales Discounts: The Company offers product discounts and sales incentives including prompt payment discounts, volume incentive programs, rebates and dealer order incentives. The Company reports revenues net of discounts and other sales incentives in accordance with Emerging Issues Task Force (EITF) Issue No. 01-09.

Cost of Sales: Cost of sales includes material, labor and overhead for products manufactured by the Company and cost of goods produced for the Company on a contract basis. Expenses incurred for manufacturing depreciation and engineering, warehousing, shipping and handling, sales commissions, and customer service, are also included in cost of sales.






Selling, General and Administrative Expenses: Selling, general and administrative expenses include non-manufacturing salaries and benefits, occupancy costs, professional fees, research and development costs, amortization of intangibles, advertising and marketing costs and other operating expenses.

Advertising Costs: The Company expenses advertising costs as incurred. When production costs are incurred for future advertising, these costs are recorded as an asset and subsequently expensed when the advertisement is first put into service.

Amortization of intangibles: Amortization of intangibles primarily includes amortization of goodwill and intangible assets, amortization of capitalized software costs, and amortization of costs, other than interest costs, associated with debt issuance.

Research and Development: Research and development costs are expensed as incurred. The Company's expenditures for research and development were $109.9 million, $88.7 million and $76.2 million for the fiscal years ending June 30, 2002, 2001 and 2000,respectively.

Interest Expense: Interest expense includes interest expense and amortization of original issue discount on notes.

Cash and Cash Equivalents: Cash and cash equivalents includes cash on hand and short-term investments with original maturities of less than three months.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined principally by the first-in, first-out method.

Property, Plant and Equipment: Property, plant and equipment is stated at cost or, in the case of capitalized leases, at the present value of the future minimum lease payments. Depreciation and amortization of property, plant and equipment is computed primarily using the straight-line method over useful lives estimated from 3 to 50 years. Buildings and improvements are depreciated over 3 to 50 years or over the term of the lease, whichever is shorter. Machinery and equipment are depreciated over 5 to 10 years and furniture and fixtures are depreciated over 3 years.

Purchased and Deferred Software Costs: Software costs that are related to conceptual formulation and incurred prior to the establishment of technological feasibility are expensed as incurred. Costs incurred to purchase software to be sold as an integral component of a product are deferred. Software costs incurred subsequent to establishment of technological feasibility and which are considered recoverable by management are deferred in compliance with Statement of Financial Accounting Standards (SFAS) 86 and amortized over the product's life, usually three years. At June 30, 2002, deferred costs were $13.2 million, net of accumulated amortization of $18.8 million. At
June 30, 2001, deferred costs were $28.2 million, net of accumulated amortization of $9.9 million. Deferred costs, net, are included in other assets on the balance sheet. Deferred costs are principally comprised of costs to acquire or develop automotive navigation, telecommunications and networking software.





Income Taxes: The deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the expected reversal of the cumulative temporary differences between the carrying value of assets and liabilities for financial statement and income tax purposes. Deferred income tax expense is measured by the change in the net deferred income tax asset or liability during the year. The Company has not provided U.S. federal or foreign withholding taxes on foreign subsidiary undistributed earnings as of June 30,
2002, because such earnings are intended to be permanently invested. It is not practicable to determine the U.S. Federal income tax liability, if any, that would be payable if such earnings were not reinvested indefinitely.

Excess of Cost over Fair Value of Assets Acquired: During fiscal 2002, the net excess of cost over fair value of assets acquired prior to fiscal 2002 continued to be amortized over periods from 3 to 40 years, using the straight-line method. The Company evaluates net realizable value by comparisons of projected undiscounted cash flows to the asset balances.
In the fiscal year beginning July 1, 2002, the Company will implement SFAS
142 that will no longer allow the amortization of goodwill and intangible assets with indefinite useful lives. The acquisitions of CAA and TEMIC by the Company during fiscal 2002 were accounted for under the provisions of SFAS 141 and 142.

Unbilled Costs: The Company incurs pre-production and development costs related to products developed for automobile manufacturers pursuant to long-term supply agreements. The Company records costs incurred pursuant to these agreements as unbilled costs in accordance with EITF Issue No. 99-5. The amount of reimbursement of these costs can be objectively measured and verified. At
June 30, 2002 unbilled costs reimbursable in the next 12 months are $13.5 million and are recorded in other current assets and unbilled costs reimbursable in subsequent years total $27.1 million and are recorded in other assets. No unbilled costs were recorded at June 30, 2001.

Foreign Currency Translation: The financial statements of subsidiaries located outside of the United States generally are measured using the local currency as the functional currency. Assets, including goodwill, and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. The resulting translation adjustments are included in accumulated other comprehensive income. In fiscal 2002, the foreign currency translation adjustment was a positive $47.6 million compared with a negative foreign currency translation adjustment of $33.2 million in fiscal 2001. Income and expense items are translated at average monthly exchange rates. Gains and losses from foreign currency transactions of these subsidiaries are included in net income.

Derivative Financial Instruments: The Company is exposed to market risks arising from changes in interest rates, commodity prices and foreign currency exchange rates. The Company uses derivatives in its management of interest rate and foreign currency exposure. The Company does not utilize derivatives that contain leverage features. On the date that the Company enters into a derivative, the derivative is designated as a hedge of the identified exposure. The Company documents all relationships between hedging instruments and hedged items and measures the effectiveness of its hedges at inception and on an ongoing basis.




For each derivative instrument that is designated and qualifies as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For each derivative instrument that is designated and qualifies as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the period during which the hedged transaction affects earnings. For derivatives that are designated and qualify as hedges of net investments in subsidiaries located outside the United States, the gain or loss is reported in other comprehensive income as a part of the cumulative translation adjustment if the derivative is effective. For derivative instruments not designed as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

Interest Rate Management: The Company has in place interest rate swaps, which are designated as fair value hedges of the underlying fixed rate obligations. The fair value of the interest rate swaps is recorded in other assets or other long-term liabilities with a corresponding increase or decrease in the fixed rate obligation. The changes in the fair value of the interest rate swaps and the underlying fixed rate obligations are recorded as equal and offsetting unrealized gains and losses in interest expense in the Consolidated Statement of Operations.

Foreign Currency Management: The fair value of foreign currency related derivatives is generally included in the Consolidated Balance Sheet in other current assets and accrued liabilities. The earnings impact of cash flow hedges relating to forecasted purchases of inventory is generally reported in cost of sales to match the underlying transaction being hedged. Unrealized gains and losses on these instruments are deferred in other comprehensive income until the underlying transaction is recognized in earnings. The earnings impact of cash flow hedges relating to the variability in cash flows associated with foreign currency denominated assets and liabilities is reported in cost of sales or other expense depending on the nature of the assets or liabilities being hedged. The amounts deferred in other comprehensive income associated with these instruments generally relate to foreign currency spot-rate to forward-rate differentials that are recognized in earnings over the term of the hedge. The discount or premium relating to cash flow hedges associated with foreign currency denominated assets and liabilities is recognized in net interest expense over the life of the hedge.

Stock Based Compensation: Pursuant to SFAS 123, Accounting for Stock-Based Compensation, the Company elected to continue to apply the provisions of APB Opinion No. 25 for stock-based compensation accounting and reporting.
The Company provides disclosure of pro forma net income and pro forma earnings per share for grants made in 1995 and future years as if the fair-value based method defined in SFAS 123 had been applied.

The Company will adopt the fair value method of SFAS 123 effective July 1, 2002, applying it to all new options granted after that date and recognizing expense over the vesting period of those options.







Recent Accounting Pronouncements: In July 2001, the FASB issued SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill.

SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

The Company will adopt SFAS 142 effective July 1, 2002. Application of the non-amortization provisions of SFAS 142 is expected to result in an increase in pretax earnings of approximately $7.4 million in fiscal 2003. The Company will perform the first of the required impairment tests of goodwill using the methodology prescribed by SFAS 142 as of July 1, 2002. The Company does not expect that goodwill will be impaired upon the initial application of SFAS 142's required impairment test.

In June 2001, the Financial Accounting Standards Boards (FASB) issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets.
The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company will adopt SFAS 143 on July 1, 2002. The Company does not expect that the adoption of SFAS 143 will have a material impact on its financial position or results of operations.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company will adopt SFAS 144 on July 1, 2002. The Company does not expect that the adoption of SFAS 144 will have a material impact on its financial position or results of operations.

In November 2001, the EITF reached consensus on Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products (EITF 01-09). Upon adoption of this consensus, certain payments that had formerly been classified as selling, general and administrative expenses were reclassified to a reduction of sales. The Company adopted EITF 01-09 in the quarter ended December 31, 2001. The effect of adopting EITF 01-09 was not material to the Company.

In July 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in the FASB's conceptual framework. SFAS 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities.
SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with earlier adoption encouraged. The Company does not expect that the adoption of SFAS 146 will have a material impact on its financial position or results of operations.

2. Inventories

Inventories consist of the following:

June 30 ($000s omitted)       2002         2001
 ----------------------------------------------
Finished goods            $133,685      145,349
Work in process             54,132       38,572
Raw materials              142,118      133,579
                          --------     --------
Total                     $329,935      317,500
                          --------     --------

The Company calculates inventory reserves using a combination of lower of cost or market analysis and analysis of usage data. Lower of cost or market analysis is typically applied to those units that represent a high portion of the total value on-hand. In some cases, lower of cost or market analysis is applied to a broader population of similar inventory items. The high-value units typically represent a small percentage of the total inventory, so identification of obsolescence or valuation reserve requirements for the balance of the inventory on-hand is accomplished using either historic or forecast usage data to identify slow-moving or obsolete units.

In fiscal 2001, the Company recorded special charges totaling $8.6 million to reduce inventory carrying values to net realizable value resulting from decisions to discontinue various product lines, change manufacturing processes and terminate certain European distributors in connection with the transition of the Company's international consumer business to a direct to retailer model. These charges were recorded as a component of cost of sales.








3. Property, Plant and Equipment

Property, plant and equipment are composed of the following:

June 30 ($000s omitted)          2002         2001
 -------------------------------------------------
Land                        $   7,907        6,899
Buildings and improvements    155,199      117,801
Machinery and equipment       386,642      327,175
Furniture and fixtures         51,151       37,959
                             --------     --------
                              600,899      489,834
Less accumulated depreciation
     and amortization        (275,087)    (225,698)
                             --------     --------
Property, plant and
     equipment, net         $ 325,812      264,136
                             --------     --------

In fiscal 2001, the Company recorded special charges of $4.9 million for property, plant and equipment write-downs for closed facilities in the U.K. and Argentina.

4. Short-Term Borrowings

At June 30, 2002, the Company had no outstanding short-term borrowings. The Company did have short-term borrowings outstanding during fiscal 2002 that were repaid with a portion of the net proceeds from the issuance of $300 million of unsecured senior notes in February 2002. At June 30, 2001, the Company had outstanding borrowings of $15.9 million with interest rates based on various indices ranging from 4.9 percent to 8.8 percent.

5. Long-Term Debt

On February 19, 2002, the Company sold $300 million of five-year unsecured senior notes bearing interest at 7.125 percent to be paid semiannually. The notes mature on February 15, 2007, and were sold at an offering price of 99.214 percent of the principal amount. After repaying swing line, competitive advance, revolving credit and term credit borrowings and reinvesting in certain foreign operations, the Company had cash and cash equivalents on hand of $116.3 million at June 30, 2002.

At June 30, 2002, the Company and certain subsidiaries had a five-year multi-currency unsecured revolving credit facility with a group of eleven banks committing $125 million to the Company for cash borrowings and letters of credit through September 30, 2002. At June 30, 2002, the Company had no borrowings under the revolving credit facility and outstanding letters of credit of $10.9 million. The Company is required under the revolving credit agreement to maintain certain financial ratios and meet certain net worth and indebtedness tests. The Company was in compliance with such covenants at June 30, 2002 and 2001. In August 2002, this revolving credit line was replaced with a new $150 million unsecured revolving credit facility that expires in August 2005. The Company pays an annual facility fee ranging from 20 to 50 basis points on the notional amount of the facility.




The Company's other long-term debt agreements contain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional indebtedness, create restrictions on subsidiary dividends and distributions, limit the Company's ability to encumber certain assets and restrict the Company's ability to issue capital stock of its subsidiaries. The Company was in compliance with the terms of its long-term debt agreements at June 30, 2002 and 2001. The most restrictive provisions limit the Company's ability to make dividend payments and purchases of capital stock to $50 million annually.

The Company's weighted average borrowings were $451.9 million, $397.2 million and $325.4 million for fiscal years ended 2002, 2001 and 2000, respectively. The weighted average interest rate in fiscal 2002 was 5.0 percent, compared to
6.3 percent in fiscal 2001 and 5.7 percent in fiscal 2000.

Cash paid for interest for both short- and long-term borrowings was $23,273,000, $24,873,000, and $20,472,000 during the fiscal years ended
June 30, 2002, 2001 and 2000, respectively.

Long-term debt is composed of the following:

June 30 ($000s omitted)                    2002       2001
 ---------------------------------------------------------

Senior notes, unsecured,
    due February 15, 2007, interest
    due semiannually at 7.13%         $ 297,815         --
Senior notes, unsecured,
    due July 1, 2007, interest
    due semiannually at 7.32%           150,000    150,000
Carrying value of interest rate hedge    10,282         --
Borrowings under revolving
    credit facility, due September
    30, 2002 at June 30, 2001                --    108,072
Borrowings under Commerzbank term
    facility, due August 30, 2002;
    variable rate was 4.7%  at
    June 30, 2001                            --     73,403
Obligations under
    capital leases (note 6)               4,579      4,561
Other unsubordinated loans
    due in installments through
    2030, some of which vary
    with the prime rate, bearing
    interest at an average
    effective rate of 5.15%
    at June 30, 2002                     12,003     13,330
                                       --------   --------
Total                                   474,679    349,366
Less current installments                (4,255)    (5,544)
                                       --------   --------
Long-term debt                         $470,424    343,822
                                       --------   --------





Long-term debt, including obligations under capital leases, maturing in each of the next five fiscal years ($000s omitted) is as follows:

 ------------------------------------
 2003                        $  4,255
 2004                             809
 2005                             866
 2006                             575
 2007                         305,408
 Thereafter                   162,766
 ------------------------------------

6. Leases

The following analysis represents property under capital leases:

June 30 ($000s omitted)              2002         2001
 -----------------------------------------------------
Capital lease assets            $  10,506       10,254
Less accumulated amortization      (3,537)      (2,392)
                                ---------     --------
Net                             $   6,969        7,862
                                ---------     --------

No new capital lease obligations were incurred in fiscal years 2002 and 2001. At June 30, 2002, the Company is obligated for the following minimum lease commitments under terms of noncancelable lease agreements:

                                 Capital   Operating
($000s omitted)                   Leases      Leases
 ---------------------------------------------------
 2003                           $    983    $ 59,281
 2004                                889      48,181
 2005                                887      34,479
 2006                                554      28,209
 2007                                440      22,890
 Thereafter                        1,813      46,946
                                --------    --------
 Total minimum lease payments      5,566    $239,986
    less interest                   (987)   --------
                                --------
 Present value of minimum
    lease payments              $  4,579
                                --------

Operating lease expense net of subrental income under operating leases having noncancelable terms of greater than one year for the years ended June 30, 2002, 2001 and 2000 was $60,681,000,
$53,649,000, and $43,731,000, respectively.









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

The 1992 Plan replaced the Company's 1987 Plan and added an automatic grant feature for non-officer directors. The 1987 Plan has been terminated; however, options previously granted pursuant to this Plan remain outstanding and will be exercisable in accordance with the terms of the 1987 Plan. The 1992 Plan expires on November 9, 2002.

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

No stock appreciation right, restricted stock or performance unit grants have been made under the 1992 Plan through June 30, 2002. Options to purchase shares of Common Stock have been granted under both the 1987 and 1992 Plans. However, no grants have been made to consultants of the Company. Options granted are at prices not less than market value on the date of grant and, under the terms of the 1992 Plan, may not be repriced. Options granted pursuant to the 1987 and 1992 Plans generally vest over five years and expire ten years from the date of grant.
In August 2001, an employee received 10,000 shares of restricted stock not covered by the 1992 Plan.

The fair value of each option granted has been estimated on the date of grant using the Black-Scholes option-pricing model, with the following assumptions for grants in fiscal 2002, fiscal 2001 and fiscal 2000:
annual dividends consistent with the Company's current dividend policy, which resulted in payments of $0.10 per share in the last three years; expected volatility of 60 percent in fiscal 2002, 56 percent in fiscal
2001 and 33 percent in fiscal 2000; risk free interest rate of 4.0 percent in fiscal 2002, 3.9 percent in fiscal 2001 and 6.4 percent in fiscal 2000;
and weighted average expected life of 5.4 years in fiscal years 2002, 2001 and 2000. The weighted average fair value of options granted was $20.51 in fiscal 2002, $14.81 in fiscal 2001 and $19.11 in fiscal 2000.
Pro forma compensation cost for grants under the stock option program since July 1, 1995, recognized in accordance with SFAS No. 123, would reduce the Company's net income from $57.5 million (diluted EPS of $1.70) to $51.5 million (diluted EPS of $1.52) in fiscal 2002, from $32.4 million (diluted EPS of $0.96) to $27.3 million (diluted EPS of $0.81) in fiscal 2001, and from $72.8 million (diluted EPS of $2.06) to $68.6 million
(diluted EPS of $1.94) in fiscal 2000.

At June 30, 2002, a total of 1,742,310 shares of Common Stock were reserved
for issuance under the 1992 Plan.       42









Stock Option Activity Summary:  Years ended June 30

                                            Weighted
                                             Average
                             Shares   Exercise Price
 ---------------------------------------------------
Balance at June 30, 1999   3,628,662        $  18.48
                           ---------
    Granted                  968,000        $  22.86
    Canceled                (133,250)       $  17.96
    Exercised               (105,138)       $  21.06
                           ---------
Balance at June 30, 2000   4,358,274        $  19.38
                           ---------
    Granted                  855,900        $  28.49
    Canceled                ( 69,850)       $  20.71
    Exercised               (202,725)       $  19.28
                           ---------
Balance at June 30, 2001   4,941,599        $  20.95
                           ---------
    Granted                  323,500        $  37.00
    Canceled                (704,020)       $  20.26
    Exercised               (635,379)       $  16.80
                           ---------
Balance at June 30, 2002   3,925,700        $  23.04
                           ---------

Options Outstanding at June 30, 2002

                                  Weighted
                                   average        Weighted
       Range of   Number of      remaining         average
exercise prices     options  life in years  exercise price
 ---------------------------------------------------------
 $   5.65-5.65       16,800           0.36       $   5.65
 $  9.88-14.00      442,914           1.32       $  12.51
 $ 15.09-22.00    1,700,534           4.81       $  20.18
 $ 22.59-33.50    1,414,952           7.58       $  26.41
 $ 34.80-45.00      350,000           9.07       $  37.36
 $ 48.26-48.26          500           9.67       $  48.26
 -------------    ---------
 $  5.65-48.26    3,925,700           5.78       $  23.04
 -------------    ---------















Options Exercisable at June 30, 2002

                                   Weighted
       Range of   Number of         average
exercise prices     options  exercise price
 ------------------------------------------
$    5.65-5.65       16,800       $   5.65
$   9.88-14.00      442,914       $  12.51
$  15.09-22.00    1,235,804       $  19.59
$  22.59-33.50      457,352       $  25.94
$  34.80-45.00        5,400       $  42.01
$  48.26-48.26            0       $   0.00
 -------------    ---------
$   5.65-48.26    2,158,270       $  19.43
 -------------    ---------

At June 30, 2001, options with an average exercise price of $17.98 were exercisable on 2,764,669 shares. At June 30, 2000, options with an average exercise price of $16.88 were exercisable on 2,163,304 shares.

In August 1998, the Company granted 600,000 performance-based stock options to a group of executive officers that only vested as Harman's common stock price achieved specified target levels and the average closing stock price remained at or above those levels for at least 30 consecutive calendar days. The Company measured the cost of these performance-based options as the difference between the exercise price and market price and recognized this expense over the period to the estimated vesting dates and in full for options that had vested. The Company recognized $8.6 million and $2.0 million in fiscal years 2001 and 2000, respectively, in compensation expense for the performance-based options. In September 2001, the Company repurchased these options for an amount equal to $18.125 per option, representing the difference between $38.00 and the $19.875 exercise price of the options and the options were canceled.

























8. Income Taxes

The tax provisions and analysis of effective income tax rates are comprised of the following items:

Years Ended June 30
($000s omitted)                 2002       2001       2000
-----------------------------------------------------------
Provision for Federal income
  taxes before credits
  at statutory rate          $ 28,062     15,785     35,990
State income taxes                344        314        276
Difference between Federal
  statutory rate and foreign
  effective rate                  526      1,086       (384)
Permanent differences
  between financial and
  tax accounting income           226        683        624
Tax benefit from
  export sales                 (3,242)    (1,336)    (1,139)
Change in valuation
  allowance                      (541)    (2,927)    (2,422)
Change in other
  tax liabilities                (925)    (1,325)    (1,257)
Losses without
  income tax benefit               --      2,419        673
Federal income
  tax credits                  (2,000)    (2,000)    (1,875)
Other                             152          4       (563)
                             --------    -------    -------
Total                        $ 22,602     12,703     29,923
                             --------    -------    -------


Income tax expense (benefit) consists of the following:

Years Ended June 30
($000s omitted)         2002       2001        2000
 --------------------------------------------------
Current:
  Federal           $  9,158     (1,247)     10,158
  State                  380        209         368
  Foreign             24,371      1,261      21,528
                    --------    -------     -------
                      33,909        223      32,054
                    --------    -------     -------
Deferred:
  Federal             (3,454)      (216)     (2,039)
  State                  (36)       146         (92)
  Foreign             (7,817)    12,550          --
                    --------    -------     -------
                     (11,307)    12,480      (2,131)
                    --------    -------     -------
Total               $ 22,602     12,703      29,923
                    --------    -------     -------



Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities and available tax loss carry-forwards.

The following deferred taxes are recorded:

Assets/(liabilities)

June 30 ($000s omitted)               2002      2001
-----------------------------------------------------
Federal tax credits                $  7,612     5,228
Inventory costing differences         5,948     7,485
Foreign net operating loss           17,649     7,343
Valuations and other allowances      13,594     9,381
                                   --------   -------
Total gross deferred tax asset     $ 44,803    29,437
Less valuation allowance            (11,559)   (3,640)
                                   --------   -------
Deferred tax asset                 $ 33,244    25,797

Total gross deferred tax liability
    from fixed asset depreciation  $(13,335)  (12,906)
Foreign statutory accounting        (10,937)  (16,253)
                                   --------   -------
Total gross deferred tax liability $(24,272)  (29,159)
                                   --------   -------

Net deferred tax asset (liability) $  8,972    (3,362)
                                   --------   -------


The deferred taxes schedule reflects an asset valued at $8.5 million for acquired tax loss carryforwards relating to the fiscal 2002 acquisition of CAA. This asset is offset with a 100% valuation allowance and any utilization of this asset will reduce goodwill. The Company has a Federal research credit carryforward valued at $7.0 million and an alternative minimum tax credit valued at $0.6 million. The research credit will expire beginning in 2019. The alternative minimum tax credit does not expire.

Management believes the results of future operations will generate sufficient taxable income to realize the net deferred tax asset.

Cash paid for Federal, state and foreign income taxes was $6.2 million, $13.2 million, and $2.3 million, during fiscal years ended June 30, 2002, 2001 and 2000, respectively.

Accrued income taxes were $37.9 million and $11.3 million as of June 30, 2002 and 2001, respectively. These balances are included in accrued liabilities.

Income before income tax of the Company's foreign operations totaled $44.6 million for the year ended June 30, 2002.






9. Business Segment Data

The Company designs, manufactures and markets high quality audio products and electronic systems for the consumer and professional markets. The Company is organized into segments by the end-user markets they serve - consumer and professional.

The Consumer Systems Group designs, manufactures and markets audio and infotainment systems for vehicles and designs, manufactures and markets loudspeakers and electronics for home audio, video and computer applications. Consumer products are marketed worldwide under brand names including JBL, Harman Kardon, Infinity, Revel, Lexicon, Mark Levinson and Proceed. In the consumer segment, sales to DaimlerChrysler accounted for approximately
20.6%, 20.5% and 22.3% of consolidated net sales for the years ended
June 30, 2002, 2001 and 2000, respectively. Accounts receivable due from DaimlerChrysler accounted for 19% and 17% of total consolidated accounts receivable at June 30, 2002 and 2001, respectively.

The Professional Group designs, manufactures and markets loudspeakers and electronics used by audio professionals in concert halls, stadiums, airports and other buildings and recording, broadcast, cinema and music reproduction applications. Professional products are marketed worldwide under brand names including JBL, AKG, Crown, Studer, Soundcraft, DOD, Digitech and dbx.


































The following table reports external sales, operating income (loss), assets, capital expenditures and depreciation and amortization by segment.

Segmentation

Years ended June 30
($000s omitted)                 2002         2001         2000
-----------------------------------------------------------------
External sales:
   Consumer Systems         $ 1,401,446    1,267,358    1,228,030
   Professional                 424,742      449,189      449,909
   Other                             --           --           --
                            -----------   ----------   ----------
Total                       $ 1,826,188    1,716,547    1,677,939
                            -----------   ----------   ----------
Operating income (loss):
   Consumer Systems         $   110,445       94,517      112,211
   Professional                  16,802        1,948       21,504
   Other                        (24,026)     (25,237)     (11,993)
                            -----------   ----------   ----------
Total                       $   103,221       71,228      121,722
                            -----------   ----------   ----------
Assets:
   Consumer Systems         $ 1,023,623      803,435      745,971
   Professional                 295,534      315,265      349,206
   Other                        161,123       40,685       39,328
                            -----------   ----------   ----------
Total                       $ 1,480,280    1,159,385    1,134,505
                            -----------   ----------   ----------
Capital expenditures:
   Consumer Systems         $    97,673       69,908       64,679
   Professional                  13,636       17,147       15,259
   Other                          2,664        1,028          417
                            -----------   ----------   ----------
Total                       $   113,973       88,083       80,355
                            -----------   ----------   ----------
Depreciation and
   amortization:
   Consumer Systems         $    61,357       45,795       46,011
   Professional                  14,552       17,213       17,056
   Other                          2,175        4,193        1,551
                            -----------   ----------   ----------
Total                       $    78,084       67,201       64,618
                            -----------   ----------   ----------

The results for a manufacturing facility that principally produced professional products in fiscal 2002 has been reclassified from Consumer Systems to Professional in fiscal years 2001 and 2000, respectively, to conform to fiscal 2002 presentation.









Net sales, long-lived assets and net assets by geographic area for the years ended June 30, 2002, 2001 and 2000 were as follows.

Years Ended June 30
($000s omitted)                  2002         2001         2000
-----------------------------------------------------------------
Net sales:
U.S.                        $   714,774      715,449      786,296
Germany                         459,042      372,320      340,205
Other Europe                    289,711      293,101      312,090
Other                           362,661      335,677      239,348
                            -----------   ----------   ----------
Total                       $ 1,826,188    1,716,547    1,677,939
                            -----------   ----------   ----------
Long-lived assets:
U.S.                        $   176,924      170,139      211,212
Germany                         260,515      147,823      129,418
Other Europe                    128,445       85,074       94,393
Other                            37,633       44,337        8,072
                            -----------   ----------   ----------
Total                       $   603,517      447,373      443,095
                            -----------   ----------   ----------
Net assets:
U.S.                        $   253,551      202,498      286,096
Germany                         208,483      166,265      147,126
Other Europe                     39,315       49,872       45,062
Other                            25,280        4,307        8,049
                            -----------   ----------   ----------
Total                       $   526,629      422,942      486,333
                            -----------   ----------   ----------




























10. Commitments and Contingencies

In fiscal 2002, the Company recorded and paid $8.3 million as the result of a judgment on appeal in a lawsuit. The Company and its subsidiaries are also involved in several other legal actions. The outcome cannot be predicted with certainty; however, management, based upon advice from legal counsel, believes such actions are either without merit or will not have a material adverse effect on the Company's financial position or results of operations.

Harman's Board of Directors has authorized the repurchase a total of 7.0 million shares. Through June 30, 2002, the Company has acquired and placed in treasury 5,807,300 shares of its common stock at a total cost of $140.6 million. Future repurchases are expected to be funded with operating cash flow.

11. Employee Benefit Plans

Under the Retirement Savings Plan, domestic employees may contribute up to 50.0% of their pretax compensation. Each division will make a safe harbor non-elective contribution in an amount equal to 3.0% of a participant's eligible contribution. With the approval of the Board of Directors, each division may make a basic contribution equal to 3.0% of a participant's eligible compensation; a matching contribution of up to 3.0% (50.0% on the first 6.0% of an employee's tax-deferred contribution); and a profit sharing contribution. Profit sharing and matching contributions vest at a rate of 25.0% for each year of service with the employer, beginning with the second year of service. Expenses related to the Retirement Savings Plan for the years ended June 30, 2002, 2001 and 2000 totaled $8,480,000, $6,740,000 and $5,818,000, respectively.

The Company also has a Supplemental Executive Retirement Plan(SERP) that provides normal retirement, pre-retirement and termination benefits, as defined, to certain key executives designated by the Board of Directors. Expenses related to the SERP for the years ended June 30, 2002, 2001 and 2000 were $1,996,000, $2,067,000 and $1,887,000, respectively.

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

The fair values of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these items.

Long-Term Debt. Fair values of long-term debt are based on market prices where available. When quoted market prices are not available, fair values are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.


The Company used current market pricing models to estimate fair value of financial instruments. The carrying value and fair value of long-term debt were $474.7 million and $477.5 million, respectively, at June 30, 2002.

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

As of June 30, 2002, the Company has contracts maturing through December 2002 to purchase and sell the equivalent of approximately $6.0 million of various currencies to hedge future foreign currency purchases and sales. The Company recorded approximately $0.2 million in net gains from cash flow hedges of forecasted foreign currency transactions in the year ended June 30, 2002. These gains were offset by equivalent losses on the underlying hedged items. The amount as of June 30, 2002, that will be reclassified from accumulated other comprehensive income (loss) to earnings within the next twelve months that is associated with these hedges is a gain of $0.9 million.
The Company has entered into cross currency swaps to hedge future cash flows due from foreign consolidated subsidiaries under operating lease agreements. As of June 30, 2002, the Company had such contracts in place to purchase and sell the equivalent of approximately $47.7 million in various currencies to hedge quarterly lease commitments through March 2006. The Company recorded $0.2 million in net gains from cash flow hedges related to these forward contracts in the year ended June 30, 2002. These gains were offset by equivalent losses on the underlying hedged items. The amount as of June 30, 2002 that will be reclassified from accumulated other comprehensive income
(loss) to earnings within the next twelve months that is associated with these hedges is a loss of $0.6 million.










The Company entered into swap contracts in August 2001 and October 2001 to convert interest on $150 million principal amount of its 7.32 percent senior notes due July 1, 2007, from a fixed rate to a floating rate. The Company also entered into swap contracts in March 2002 and April 2002 to convert interest on $200 million of the $300 million principal amount of its 7.125 percent senior notes due February 15, 2007, from a fixed rate to a floating
rate.   The objective of these interest rate swap contracts is to offset changes in the fair value of the Company's fixed rate debt caused by interest rate fluctuations. The interest rate swap contracts are carried at fair value in the Company's consolidated balance sheet and the related hedged portion of fixed-rate debt is carried at remaining principal due net of the valuation adjustment for the change in fair value of the debt obligation attributable to the hedged risk. This valuation adjustment as of June 30, 2002, was $10.3 million.

Changes in the fair value of the interest rate swaps and the offsetting changes in the carrying value of the hedged fixed-rate debt are recognized in interest expense in the Company's consolidated statement of operations. As of June 30, 2002, the Company had contracts maturing through August 2002 to purchase and sell the equivalent of $177.0 million of various currencies to hedge foreign currency denominated loans to foreign subsidiaries. These loans are of a long-term investment nature. Therefore, foreign currency gains and losses on these loans are not included in the determination of net income, but are reported in the same manner as translation adjustments. Adjustments to the carrying value of the foreign currency forward contracts offset the gains and losses on the underlying loans and are also recorded as translation adjustments. The translation adjustment on these contracts was a negative $6.6 million at June 30, 2002, and is included in equity adjustment from foreign currency translation on the balance sheet.

14. Acquisitions

In October 2001, the Company acquired 26 percent of CAA which is based in Filderstadt, Germany. The Company subsequently increased its ownership to 95 percent at June 30, 2002. CAA develops software platforms and provides services to enable and facilitate system integration in customer service functions. The Company recorded $20.1 million of goodwill at June 30, 2002 related to this acquisition.

The Company acquired the TEMIC speech recognition and processing business from DaimlerChrysler in April 2002. This acquisition is expected to expand the Company's infotainment systems' capabilities to include full-integrated voice-activated solutions. At June 30, 2002, the Company recorded goodwill in the amount of $30.4 million related to the TEMIC acquisition.














15. Earnings Per Share Information

Years Ended June 30
(000s omitted except
 per share amounts)               2002                   2001                   2000
 ------------------------------------------------------------------------------------------
                             Basic    Diluted       Basic    Diluted       Basic    Diluted
                          --------    -------     -------    -------     -------    -------

Net income                $ 57,513     57,513      32,364     32,364      72,838     72,838
                          --------    -------     -------    -------     -------    -------
Shares of Harman
  common stock
  outstanding               32,261     32,261      32,296     32,296      34,452     34,452
Employee stock
  options                       --      1,642          --      1,441          --        848
                          --------    -------     -------    -------     -------    -------
Total average
  equivalent shares         32,261     33,903      32,296     33,737      34,452     35,300
                          --------    -------     -------    -------     -------    -------

Earnings per share        $   1.78       1.70        1.00       0.96        2.11       2.06
                          --------    -------     -------    -------     -------    -------


Options to purchase 18,167, 12,419 and 25,500 shares of common stock at prices ranging from $45.00 to $48.26 and $36.10 to $45.00 at June 30, 2002 and 2001,
respectively, and $26.63 at June 30, 2000, were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the share of common stock and, therefore, such options would be anti-dilutive.

16. Quarterly Summary of Operations (unaudited)

The following is a summary of operations by quarter for fiscal 2002 and 2001:

Three months ended:  ($000s omitted except per share amounts)


Fiscal 2002                  SEPT 30       DEC 31         MAR 31         JUN 30
-------------------------------------------------------------------------------

Net sales                  $ 399,009      467,432        458,310        501,437
Gross profit               $ 103,721      127,438        123,482        145,230
Net income                 $   5,031       11,730         14,648         26,104
EPS - basic *              $    0.16         0.37            .45           0.80
EPS - diluted *            $    0.15         0.35            .43           0.76

Fiscal 2001

Net sales                  $ 394,976      438,176        435,658        447,737
Gross profit               $ 109,710      121,593         96,342        120,390
Net income                 $   7,245       24,154        (18,392)        19,357
EPS - basic *              $    0.22         0.75          (0.57)          0.60
EPS - diluted *            $    0.21         0.72          (0.57)          0.58

Note: The quarter ended March 31, 2001, included special charges totaling $36.3 million, or $0.76 per diluted share.


*Quarters do not add to full year due to changes in shares outstanding.















































Shareholder Information
Harman International Industries, Incorporated and Subsidiaries

Market Price                          Fiscal 2002          Fiscal 2001          Fiscal 2000
----------------------------------------------------------------------------------------------
                                     High      Low        High      Low        High      Low

First quarter ended September 30    $41.710   30.890     $41.375   30.250     $23.594   20.469
Second quarter ended December 31     46.270   31.230      48.000   32.300      28.063   18.375
Third quarter ended March 31         51.460   42.600      37.050   24.900      31.875   27.500
Fourth quarter ended June 30         60.650   48.950      39.730   24.800      34.250   28.000

The Common Stock of the Company is listed on the New York Stock
Exchange and is reported on the New York Stock Exchange Composite
Tape under the symbol HAR. As of June 30, 2002, the Company's
Common Stock was held by approximately 184 record holders.

The table above sets forth the reported high and low sales prices at the market close of the Company's Common Stock, as reported on the New York Stock Exchange, for each quarterly period for fiscal years ended June
30, 2002, 2001, and 2000.

The Company paid dividends during fiscal years 2002, 2001 and 2000 of $.10 per share, with a dividend of $.025 per share paid in each of the four quarters.





















