Form 10-K, Exhibit 13
period 2003-06-30
HARMAN INTERNATIONAL INDUSTRIES INC /DE/
filed 2003-09-26
CIK 800459

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Harman International Industries, Inc. designs, manufactures and markets high-quality, high fidelity audio products and electronic systems for the consumer and professional markets.  The Company is organized into segments based on the end-user markets they serve.  The Consumer Systems Group designs, manufactures and markets loudspeakers, audio electronics and infotainment systems for vehicles, home audio, video and computer applications.  The Professional Group designs, manufactures and markets loudspeakers and electronics used by audio professionals in concert halls, stadiums, airports and other buildings and for recording, broadcast, cinema and music reproduction applications.

The Company’s primary manufacturing facilities in the U.S. are located in California, Indiana, Kentucky and Utah.  The Company’s primary international manufacturing facilities are located in Germany, Austria, the United Kingdom, Mexico, France, Sweden, China and Hungary. The Company’s products are sold worldwide with the largest markets being the U.S. and Germany.

The Company experiences seasonal fluctuations in sales and earnings.  The first fiscal quarter is generally the weakest due to automotive model changeovers and the summer holidays in Europe.  Variations in seasonal demand among end-markets may also cause operating results to vary from quarter to quarter.

Sales

Net sales increased 22 percent in fiscal 2003 to $2.229 billion, compared to $1.826 billion in fiscal 2002 and $1.717 billion in fiscal 2001.  In fiscal 2003, foreign currency translation contributed $185 million to net sales compared to the prior year.  In fiscal 2002, the foreign currency impact was minimal when compared to the prior year.

Presented below is a summary of sales by business segment:

(in thousands)	Fiscal 2003			Fiscal 2002			Fiscal 2001
	$		%	$		%	$		%

Consumer Systems Group		$1,782,521	80%		$1,401,446	77%		$1,267,358	74%
Professional Group		445,998	20%		424,742	23%		449,189	26%

Total		$2,228,519	100%		$1,826,188	100%		$1,716,547	100%

Consumer Systems Group – The Consumer Systems Group reported net sales of $1.783 billion in fiscal 2003 compared to net sales of $1.401 billion in fiscal 2002, representing an increase of $382 million or 27 percent.  Foreign currency translation contributed approximately $166 million to net sales in fiscal 2003 compared to the prior fiscal year. Net sales also increased by $268 million as a result of higher sales of speakers and electronics to automobile manufacturers primarily located in Germany.  These higher sales are primarily the result of greater unit sales of the Company’s new infotainment systems.  Sales of speakers and electronics to retail customers decreased by $11 million compared to the prior year.  Sales of speakers and electronics for computer applications were lower by $41 million as a result of the phase out of a supply agreement with a computer manufacturer located in the United States.

In fiscal 2002, Consumer Systems Group sales of $1.401 billion compared to sales of $1.267 billion in fiscal 2001, representing an increase of $134 million or 11 percent. In fiscal 2002, the foreign currency impact on sales was minimal versus fiscal 2001.  The increase was due to higher sales of speakers and electronics to automotive customers of $138 million offset by a modest decline in sales to retail customers.

Professional Group– Professional Group net sales for fiscal 2003 were $446.0 million compared with $424.7 million in fiscal 2002, an increase of $21.3 million or 5 percent.  The impact of foreign currency translation contributed approximately $19.4 million to fiscal 2003 net sales compared to the previous year.

In fiscal 2002, Professional Group sales were $424.7 million compared with $449.2 million in fiscal 2001, a decrease of $24.5 million.  In fiscal 2002, the foreign currency impact on sales was minimal versus fiscal 2001.  The decrease in sales was due in part to the sale of a business unit in the fourth quarter of fiscal 2001.  This business unit accounted for approximately $11 million of sales in the prior year.

Gross Profit

The consolidated gross profit percentage was 29.2 percent in fiscal 2003, compared to 27.4 percent in fiscal 2002.  The increased gross profit margin was substantially due to higher sales to automotive customers, which results in a shift in the Company’s overall product mix.  Management presently expects that gross profit margins will continue to improve in fiscal 2004 as the trend of higher sales to automotive customers continues.

The consolidated gross profit percentage was 27.4 percent in fiscal 2002 compared to 26.1 percent in fiscal 2001. The fiscal 2001 gross margin was reduced 0.8 percentage points as a result of special charges.  These charges reduced fiscal 2001 gross margin by $8.6 million for inventory write-downs and $5.3 million for other items including impaired asset write-downs.  The remaining increase in gross profit margin was due to product mix as sales to automotive customers increased as a percentage of total company sales.  Productivity enhancements at factories in the United States also contributed.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of sales were 21.7 percent in fiscal years 2003 and 2002.  In fiscal 2003, research and development costs were $143.1 million, or 6 percent of sales, compared to $109.9 million in fiscal 2002, which also represented 6 percent of sales.  The research and development costs were substantially incurred in the Consumer Systems Group to support engineering development for our automotive customers.  Professional Group research and development costs in fiscal 2003 were slightly above the prior year.  Selling, general and administrative expenses also included increased selling costs in the Consumer Systems Group to support higher sales to automotive customers and enhanced marketing efforts to support consumer home audio product sales hampered by a weak economic environment. Professional Group selling costs were also above the prior year.  In addition, selling, general and administrative expenses included $5.0 million for the expensing of stock options in accordance with Statement of Financial Accounting Standards (SFAS) 123, and excluded $7.7 million for the amortization of goodwill in accordance with SFAS 142 in fiscal 2003.

Management anticipates selling, general and administrative expenses to continue as approximately 22 percent of sales in fiscal 2004. However, new customer awards may require the Company to fund additional non-reimbursable research and development initiatives.  In the event of such an award, the Company’s selling, general and administrative expenses may change.

Selling, general and administrative expenses as a percentage of sales were 21.7 percent in fiscal 2002 compared with 22.0 percent in fiscal 2001.  Special charges accounted for 1.4 percentage points in fiscal 2001.  These charges included $22.4 million to terminate distributors in the U.K. and Germany, to cover severance costs for 250 employees, to write-off impaired assets, and to close factories in the U.K. and Argentina.  This is offset by an increase in these costs as a percentage of sales during fiscal 2002 primarily due to increased research and development costs to support the development of new automotive products in the Consumer Systems Group.  Also included in selling, general and administrative expenses was an $8.3 million legal charge paid during the year.  Selling, general and administrative expenses in the Professional Group were approximately equal to the prior year.  Research and development expenses were $109.9 million, or 6 percent of sales, in fiscal 2002 compared with $88.7 million, or 5.2 percent of sales, in fiscal 2001.

Operating Income

Fiscal 2003 operating income was 7.5 percent of sales compared with 5.7 percent in fiscal 2002.  The increase in profitability is a result of product mix as a greater percentage of total company sales are from the Consumer System Group businesses supplying automotive customers.  Operating income as a percentage of sales also improved on sales of consumer home audio systems primarily due to cost reduction programs.  In the Professional Group, operating profit performance was slightly below the prior year partially due to the closure and consolidation of European facilities and the bankruptcy of a professional retailer.

Fiscal 2002 operating income was 5.7 percent of sales compared with 4.2 percent in fiscal 2001.  Special charges reduced operating income as a percent of sales by 2.1 percentage points in fiscal 2001.  This is offset by an increase in selling, general and administrative expenses as a percentage of sales at the Consumer Systems Group as a result of increased research and development costs to support future automotive programs.

Interest Expense

Interest expense was $22.6 million in fiscal 2003 compared with $22.4 million in fiscal 2002.  Interest expense increased slightly due to higher average borrowings.  The weighted average interest rate of 5.0 was the same as the prior year.  The Company uses interest rate swaps to convert a portion of its fixed rate debt into floating rate debt.  Fiscal 2002 interest expense of $22.4 million compared to $25.0 million in fiscal 2001.  Interest expense decreased in fiscal 2002 due to lower average interest rates and the use of interest rate swaps.

The weighted average interest rate in fiscal years 2003 and 2002 was 5.0 percent compared to 6.3 percent in fiscal 2001.  The weighted average borrowings were $465.1 million, $451.9 million and $397.2 million for fiscal years ended 2003, 2002 and 2001, respectively. The weighted average rates were the same for the fiscal years ended 2003 and 2002 primarily due to the effective use of interest rate swaps to convert fixed rate debt to variable rate debt.  The decrease in rates in fiscal 2002 compared to fiscal 2001 was due to lower interest rates and the use of interest rate swaps.

Miscellaneous Expenses

Miscellaneous expenses were $1.8 million in fiscal 2003 compared to $0.6 million in fiscal 2002 and $1.2 million in fiscal 2001.  Fiscal 2003 miscellaneous expenses were comprised primarily of bank charges.  In fiscal years 2002 and 2001, bank charges of $1.6 million and $1.5 million, respectively, were included in miscellaneous expenses.

Income Before Taxes and Minority Interest

In fiscal 2003, the Company reported income before taxes of $142.5 million.  In fiscal 2002, the Company reported $80.2 million of income before taxes and minority interest.  And, in fiscal 2001, we reported income before taxes and minority interest of $45.1 million, inclusive of $36.3 million of special charges.

Income Taxes

The Company reported fiscal 2003 income tax expense of $37.0 million, an effective tax rate of 26.0 percent, compared with income tax expense of $22.6 million, an effective tax rate of 28.2 percent in fiscal 2002, and $12.7 million, an effective tax rate of 28.2 percent in fiscal 2001.  The effective tax rates for fiscal years 2003, 2002, and 2001 were below the U.S. statutory rate due to utilization of tax credits, realization of tax benefits for United States exports and the utilization of tax loss carryforwards at certain foreign subsidiaries.  Additional rate benefit was realized in fiscal 2003 due to foreign restructuring that generated additional interest deductions.  In fiscal 2004, management expects the Company to have an effective tax rate of 29 percent.

Net Income

Net income for fiscal 2003 was $105.4 million, compared with net income of $57.5 million in fiscal 2002.  In fiscal 2001, net income was $32.4 million, inclusive of $25.8 million of special charges, net of tax effect.

Liquidity and Capital Resources

Harman International primarily finances its working capital requirements through cash generated by operations, cash borrowings and normal trade credit.

Net working capital, excluding short-term debt and cash, was $337.6 million at June 30, 2003, compared with working capital of $331.3 million at June 30, 2002.  The increase primarily resulted from higher accounts receivable and inventory balances as a result of higher sales and was partially offset by higher accrual balances.

The Company’s debt at June 30, 2003, was comprised primarily of $300 million of 7.125 percent senior notes, issued in fiscal 2002 and due February 15, 2007, and $150 million of 7.32 percent senior notes due July 1, 2007.  The Company also had mortgages, capital leases and other long-term borrowings of $13.3 million at June 30, 2003.  Cash and cash equivalents at June 30, 2003 were $147.9 million.  The $31.7 million increase in cash and cash equivalents during fiscal 2003 was primarily due to cash generated by operations offset by capital expenditures.

In August 2002, the Company entered into a multi-currency revolving credit facility with a group of eight banks, which committed $150 million to the Company for cash borrowings and letters of credit through August 14, 2005.  It replaced the prior credit facility that was scheduled to expire in September 2002. There were no borrowings under the revolving credit facility at June 30, 2003.  Outstanding letters of credit under the revolving credit facility at June 30, 2003, were $14.0 million.  Unused availability under the revolving credit facility was $136.0 million at June 30, 2003. The rates for borrowings under the revolving credit facility float with base rates.

At June 30, 2002, the Company’s debt was primarily comprised of the $300 million of 7.125 percent senior notes, issued in fiscal 2002 and due February 15, 2007, and $150 million of 7.32 percent senior notes due July 1, 2007.  In addition, at June 30, 2002, the Company had a $125 million revolving credit facility.  There were no borrowings under the revolving credit facility at June 30, 2002 and outstanding letters of credit were $10.9 million.  The rates for borrowing under the revolving credit facility float with base rates.  The Company also had mortgages, capital leases and other long-term borrowings of $16.6 million at June 30, 2002.

Capital expenditures, net of acquisitions, were $115.3 million in fiscal 2003.  No operating lease financing was utilized in fiscal 2003.  In fiscal years 2002 and 2001, capital expenditures, net of acquisitions and lease financing, were $104.5 million and $88.1 million, respectively.  Expenditures in fiscal years 2003, 2002 and 2001 were for equipment and facilities required to increase capacity and efficiency, primarily in our businesses that supply the automotive industry, and new product tooling.  The Company anticipates capital expenditures to approximate $140 million in fiscal 2004 primarily due to the rollout of additional automotive infotainment programs.  Firm commitments of approximately $27.0 million existed as of June 30, 2003 for fiscal 2004 capital expenditures.

The Company utilized operating lease financing for certain machinery and equipment in fiscal years 2002 and 2001.  The amounts financed were $17.1 million in fiscal 2002 and $34.6 million in fiscal 2001.

Total shareholders’ equity was $655.8 million at June 30, 2003 compared with $526.6 million at June 30, 2002 and $422.9 million at June 30, 2001.  The increase in fiscal 2003 is due to net income of $105.4 million and positive foreign currency translation of $56.2 million primarily due to the strengthening of the Euro versus the U.S. dollar offset by common stock repurchases of $31.2 million.  The increase in fiscal 2002 is primarily due to net income of $57.5 million and positive foreign currency translation of $47.6 million due mainly to the strengthening of the Euro versus the U.S. dollar.

Since the share repurchase program began in 1988, the Board of Directors has authorized the repurchase of a total of 8.0 million shares.  In fiscal 2003, the Company acquired 583,491 shares at a cost of $31.2 million.  From the inception of the share repurchase program through June 30, 2003, the Company has acquired and placed in treasury 6,348,100 shares of its common stock at a total cost of $171.9 million.  We expect future share repurchases to be funded with cash generated by operations.

The Company will continue to have cash requirements to support seasonal working capital needs, capital expenditures, interest and principal payments, dividends and share repurchases.  In June 2003, the Board of Directors approved a debt repurchase program of up to $100 million of outstanding debt securities.  No repurchases had been made at June 30, 2003.  The Company intends to use cash on hand, cash generated by operations and borrowings under its existing revolving credit facility to meet these needs.  The Company believes that cash from these sources will be adequate to meet its cash requirements over the next 12 months.

The Company has dividend restrictions under its revolving credit agreement and the indenture under which the Company’s 7.32 percent senior notes due July 2007 were issued. The most restrictive of these covenants limits the Company to dividend payments and purchases of capital stock of $50 million annually.  Neither the credit agreement nor the indentures for the senior notes limits the Company from transferring assets to or from its restricted subsidiaries in the form of loans, advances or cash dividends.

The Company is subject to various risks, including dependence on key customers, economic conditions affecting disposable consumer income and fluctuations in currency exchange rates.  A disruption in the operations of one of our key customers, such as an automotive strike, could have a material adverse effect on the Company.  In fiscal 2003, sales to DaimlerChrysler and BMW accounted for 25.9 percent and 10.4 percent, respectively, of the Company’s sales.  Accounts receivable due from DaimlerChrysler and BMW accounted for 22.0 percent and 7.8 percent, respectively, of total consolidated accounts receivable at June 30, 2003.

The following table provides a summary of the Company’s contractual financing obligations by due date:

	Fiscal Year

(dollars in thousands)	2004	2005	2006	2007	2008	Thereafter	Total

Short-term borrowings (a)	$4,345	--	--	--	--	--	4,345
Senior notes (b)	--	--	--	298,287	150,000	--	448,287
Capital leases (c)	756	876	522	398	405	1,616	4,573
Other long-term obligations (b)	208	175	166	139	142	7,896	8,726
Firm commitments for capital expenditures	26,986	--	--	--	--	--	26,986
Non-cancelable operating leases (c)	54,059	46,494	38,758	29,190	26,497	42,974	237,972

Total contractual cash obligations	$86,354	47,545	39,446	328,014	177,044	52,486	730,889

(a)        As described in Note 5 to the Consolidated Financial Statements.
(b)        As described in Note 6 to the Consolidated Financial Statements.
(c)        As described in Note 7 to the Consolidated Financial Statements.

Interest Rate Sensitivity

The following table provides information as of June 30, 2003 about the Company’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations.  For debt obligations, the table presents principal cash flows and related average interest rates by contractual maturity dates.  For interest rate swaps, the table presents notional principal amounts and weighted average interest rates by contractual maturity dates.  Notional amounts are used to calculate the contractual payments to be exchanged under the interest rate swaps.  Weighted average variable rates are generally based on LIBOR as of the reset dates.  Unless otherwise indicated, the information is presented in U.S. dollar equivalents as of June 30, 2003.

Principal Payments and Interest Rates by Contractual Maturity Dates

	Fiscal Year							Fair Value (Assets)/ Liabilities

($ millions)	2004	2005	2006	2007	2008	Thereafter	Total

Liabilities:
Fixed Rate debt (US $)	$---	$---	$---	$300.0	$150.0	$7.2	$457.2	$468.4
Average interest rate				7.13%	7.32%	1.54%
Interest Rate Derivatives:
Fixed to Variable Interest Rate Swaps (US$)	$---	$---	$---	$200.0	$150.0	$---	$350.0	$(37.1)
Average pay rate (a)				2.83%	3.43%
Average receive rate				7.13%	7.32%

(a) The average pay rate is based on $175.0 million set at 3-month LIBOR set in arrears plus 1.62% and $175.0 million set at 6-month LIBOR set in arrears plus 1.88%.

Foreign Currency

The Company maintains significant operations in Germany, the United Kingdom, France, Austria, Hungary, Switzerland, Mexico, China and Sweden.  As a result, exposure to foreign currency gains and losses exists.  A portion of foreign currency exposure is hedged by incurring liabilities, including loans, denominated in the local currency where subsidiaries are located.

The subsidiaries of the Company purchase products and raw materials in various currencies.  As a result, the Company may be exposed to cost changes relative to local currencies in the markets to which it sells.  To mitigate such risks, the Company enters into foreign exchange contracts and other hedging activities.  Also, foreign currency positions are partially offsetting and are netted against one another to reduce exposure.

Some products made in the U.S. are sold abroad.  Sales of such products are affected by the value of the U.S. dollar relative to other currencies.  Any long-term strengthening of the U.S. dollar could depress these sales.  Competitive conditions in the Company’s markets may limit its ability to increase product pricing in the face of adverse currency movements.  However, due to the multiple currencies involved in the Company’s business and the netting effect of various simultaneous transactions, the Company’s foreign currency positions are partially offsetting.

As discussed above, the Company is exposed to market risks arising from changes in foreign exchange rates, principally the change in the value of the euro versus the U.S. dollar.

The Company estimates the effect on projected fiscal 2004 net income, based upon a recent estimate of foreign exchange transactional exposure, of a uniform strengthening or uniform weakening of the transaction currency pairs of 10 percent will decrease net income by $17.9 million or will increase net income by $17.9 million.  As of June 30, 2003, the Company had hedged a majority of its estimated foreign currency transactions using forward exchange contracts for fiscal 2004.

The Company estimates the effect on projected fiscal 2004 net income, based upon a recent estimate of foreign exchange translation exposure (translating the operating performance of our foreign subsidiaries into U.S. dollars) of a uniform strengthening or weakening of the U.S. dollar by 10 percent to decrease net income $9.5 million or to increase net income $9.5 million.

Critical Accounting Policies

The Company’s accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements.  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about the future that may affect the amounts reported in the financial statements.  Among the most significant estimates used in the preparation of the Company’s financial statements are estimates associated with the depreciable lives of fixed assets, the evaluation of net assets acquired and allocation of related purchase prices for corporate acquisitions, the evaluation of the recoverability of goodwill, evaluation of the recoverability of pre-production and development contract costs, warranty liability, litigation, product liability, taxation and environmental matters.  In addition, estimates form the basis for the Company’s reserves for sales discounts, sales allowances, accounts receivable, inventory, postretirement and other employee benefits.  Various assumptions go into the determination of these estimates.  The process of determining significant estimates requires consideration of factors such as historical experience, current and expected economic conditions, and actuarial methods.  The Company re-evaluates these significant factors and makes changes and adjustments where facts and circumstances indicate that changes are necessary. Future events cannot be determined with certainty.  Actual results may differ from those estimates and such differences may be material to the financial statements.

Impact of New Accounting Pronouncements

Recent accounting pronouncements are discussed in Note 1 to the Consolidated Financial Statements, Summary of Significant Accounting Policies.

Forward Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act and 21E of the Exchange Act of 1934.  You should not place undue reliance on these statements.  Forward-looking statements include information concerning possible or assumed future results of operations, capital expenditures, the outcome of pending legal proceedings and claims, including environmental matters, goals and objectives for future operations, including descriptions of our business strategies and purchase commitments from customers, among other things.  These statements are typically identified by words such as “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate,” and similar expressions.  We base these statements on particular assumptions that we have made in light of our industry experience, as well as our perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances.  As you read and consider the information in this report, you should understand that these statements are not guarantees of performance or results.  They involve risks, uncertainties and assumptions.

Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements.  These factors include, among other things:

-- changes in consumer confidence and spending;

-- automobile industry sales and production rates and the willingness of automobile purchasers to pay for the option of a premium branded audio system and/or a multi-functional infotainment system;

-- model-year changeovers in the automotive industry;

-- the ability to satisfy contract performance criteria, including technical specifications and due dates;

-- competition in the consumer and/or professional markets in which we operate;

-- the outcome of pending or future litigation and administrative claims, including patent and environmental matters;

-- work stoppages at one or more of our facilities or at a facility of one of our significant customers;

-- the loss of one or more significant customers, including our automotive manufacturer customers;

-- the ability to adapt to technological advances and innovation on a cost-effective and timely basis;

-- currency fluctuations and other risks inherent in international trade and business transactions;

-- our ability to enforce or defend our ownership and use of intellectual property; and

-- general economic conditions.

In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in  this report will in fact transpire.

Consolidated Balance Sheets
Harman International Industries, Incorporated and Subsidiaries

June 30, 2003 and 2002 ($000s omitted except share amounts)
	2003		2002

ASSETS
Current assets
Cash and cash equivalents	$147,911		$116,253
Receivables (less allowance for doubtful accounts
of $13,785 in 2003 and $18,211 in 2002)	363,121		335,019
Inventories (note 2)	349,626		329,935
Other current assets	106,966		95,556

Total current assets	967,624		876,763

Property, plant and equipment, net (notes 3, 6 and 7)	393,920		325,812
Goodwill	221,579		199,239
Other assets	120,535		78,466

Total assets	$1,703,658		$1,480,280

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (notes 5 and 6)	$4,345	$	---
Current portion of long-term debt (note 6)	964		4,255
Accounts payable	176,846		193,110
Accrued liabilities	305,255		236,106

Total current liabilities	487,410		433,471

Borrowings under revolving credit facility (note 6)	--		--
Senior long-term debt (note 6)	497,759		470,424
Other non-current liabilities	62,704		47,523
Minority interest	---		2,233

Shareholders’ Equity (notes 6 and 11)
Preferred stock, $.01 par value. Authorized 5,000,000 shares; none issued and outstanding	---		---
Common stock, $.01 par value. Authorized 100,000,000 shares; issued 38,957,733 shares in 2003 and 38,330,490 shares in 2002	390		383
Additional paid-in capital	324,757		310,166
Accumulated other comprehensive income (loss):
Unrealized gain (loss) on hedging derivatives	(10,605)		(1,499)
Minimum pension liability adjustment	(6,462)		(2,907)
Equity adjustment from foreign currency translation	11,548		(44,686)
Retained earnings	508,008		405,811
Less common stock held in treasury (6,348,100 shares in 2003 and 5,807,300 shares in 2002)	(171,851)		(140,639)

Total shareholders’ equity	655,785		526,629

Commitments and contingencies (notes 7, 8 and 14)	---		---
Total liabilities and shareholders’ equity	$1,703,658		$1,480,280

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations
Harman International Industries, Incorporated and Subsidiaries

Years Ended June 30, 2003, 2002 and 2001 ($000s omitted except per share amounts)
	2003	2002	2001

Net sales	$2,228,519	1,826,188	1,716,547
Cost of sales	1,577,372	1,326,317	1,268,512

Gross profit	651,147	499,871	448,035

Selling, general and administrative expenses	484,253	396,650	376,807

Operating income	166,894	103,221	71,228

Other expenses
Interest expense	22,621	22,406	24,950
Miscellaneous, net	1,802	638	1,179

Income before income taxes and minority interest	142,471	80,177	45,099

Income tax expense	37,043	22,602	12,703
Minority interest	--	62	32

Net income	$105,428	57,513	32,364

Basic EPS	$3.26	1.78	1.00

Diluted EPS	$3.10	1.70	0.96

Weighted average shares outstanding – basic	32,344	32,261	32,296
Weighted average shares outstanding – diluted	34,024	33,903	33,737

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Harman International Industries, Incorporated and Subsidiaries

Years Ended June 30, 2003, 2002 and 2001 ($000s omitted)
	2003	2002	2001

Cash flows from operating activities:
Net income	$105,428	57,513	32,364
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of intangible assets	88,545	78,084	67,201
Deferred income taxes	(10,528)	(12,379)	12,480
Loss on disposition of assets	4,814	6,897	2,226
Tax benefit attributable to stock options	18,250	4,169	1,008
Change in working capital, net of acquisitions/disposition effects:
Decrease (increase) in:
Receivables	4,265	7,021	(25,174)
Inventories	20,819	12,948	(37,342)
Other current assets	19,071	3,951	3,161
Increase (decrease) in:
Accounts payable	(31,785)	25,900	(1,699)
Accrued liabilities and income taxes payable	36,311	17,332	695
Other operating activities	(5,128)	(11,065)	(977)

Net cash provided by operating activities	$250,062	190,371	53,943

Cash flows from investing activities:
Payment for purchase of companies, net of cash acquired	$(11,211)	(35,512)	--
Proceeds from asset dispositions	1,026	5,526	4,135
Capital expenditures and software development costs	(116,448)	(125,144)	(105,764)
Collection of loans	--	--	12,259
Other items, net	618	2,772	105

Net cash used in investing activities	$(126,015)	(152,358)	(89,265)

Cash flows from financing activities:
Net increase (decrease) in short-term borrowings	$(229)	(20,528)	4,826
Net increase (decrease) in long-term borrowings	(54,079)	331,586	106,418
Repayment of long-term debt	--	(238,961)	(9,426)
Debt issuance costs	(1,580)	(778)	(1,179)
Repurchase of common stock	(31,212)	(3,667)	(66,968)
Dividends paid to shareholders	(3,231)	(3,227)	(3,222)
Exercise of stock options and other benefits, net	(8,677)	8,488	3,799

Net cash flow provided by (used in) financing activities	$(99,008)	72,913	34,248

Effect of exchange rate changes on cash	6,619	2,579	(543)

Net increase (decrease) in cash and cash equivalents	31,658	113,505	(1,617)
Cash and cash equivalents at beginning of year	116,253	2,748	4,365

Cash and cash equivalents at end of year	$147,911	116,253	2,748

Supplemental schedule of non-cash investing activities:
Fair value of assets acquired	$30,455	62,487	--
Cash paid for the capital stock	11,211	35,512	--

Liabilities assumed	$19,244	26,975	--

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
Harman International Industries, Incorporated and Subsidiaries

Years Ended June 30, 2002, 2002 and 2001 ($000 omitted)

	Common Stock
	Number of shares	$.01 par value	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury stock	Total shareholders’ equity

Balance, June 30, 2000	17,031,304	$188	292,897	(59,131)	322,383	(70,004)	486,333

Comprehensive income:
Net income	--	--	--	--	32,364	--	32,364
Foreign currency translation adjustment	--	--	--	(33,157)	--	--	(33,157)
Unrealized gain (loss) on hedging derivatives	--	--	--	2,785	--	--	2,785

Total comprehensive income	--	--	--	(30,372)	32,364	--	1,992

Stock split adjustment	17,031,304	188	(188)	--	--	--	--
Exercise of stock options	199,323	1	3,798	--	--	--	3,799
Tax benefit attributable to stock options	--	--	1,008	--	--	--	1,008
Treasury shares purchased	(2,201,300)	--	--	--	--	(66,968)	(66,968)
Dividends ($.10 per share)	--	--	--	--	(3,222)	--	(3,222)

Balance, June 30, 2001	32,060,631	$377	297,515	(89,503)	351,525	(136,972)	422,942

Comprehensive income:
Net income	--	--	--	--	57,513	--	57,513
Foreign currency translation adjustment	--	--	--	47,602	--	--	47,602
Unrealized gain (loss) on hedging derivatives	--	--	--	(4,284)	--	--	(4,284)
Minimum pension liability adjustment	--	--	--	(2,907)	--	--	(2,907)

Total comprehensive income	--	--	--	40,411	57,513	--	97,924

Exercise of stock options and restricted stock granted	580,559	6	8,482	--	--	--	8,488
Tax benefit attributable to stock options	--	--	4,169	--	--	--	4,169
Treasury shares purchased	(118,000)	--	--	--	--	(3,667)	(3,667)
Dividends ($.10 per share)	--	--	--	--	(3,227)	--	(3,227)

Balance, June 30, 2002	32,523,190	$383	310,166	(49,092)	405,811	(140,639)	526,629

Comprehensive income:
Net income	--	--	--	--	105,428	--	105,428
Foreign currency translation adjustment	--	--	--	56,234	--	--	56,234
Unrealized gain (loss) on hedging derivatives	--	--	--	(9,106)	--	--	(9,106)
Minimum pension liability adjustment	--	--	--	(3,555)	--	--	(3,555)

Total comprehensive income	--	--	--	43,573	105,428	--	149,001

Exercise of stock options, net of shares received	669,934	7	(8,684)	--	--	--	(8,677)
Tax benefit attributable to stock options	--	--	18,250	--	--	--	18,250
Stock option compensation	--	--	5,025	--	--	--	5,025
Treasury shares purchased	(540,800)	--	--	--	--	(27,897)	(27,897)
Treasury shares purchased and retired	(42,691)	--	--	--	--	(3,315)	(3,315)
Dividends ($.10 per share)	--	--	--	--	(3,231)	--	(3,231)
Balance, June 30, 2003	32,609,633	$390	324,757	(5,519)	508,008	(171,851)	655,785

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

Reclassifications:  Where necessary, prior years' information has been reclassified to conform to the 2003 consolidated financial statement presentation.

Use of Estimates:  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results may differ from those estimates, and the differences may be material to the consolidated financial statements.

Among the most significant estimates used in the preparation of the Company’s financial statements are estimates associated with the depreciable lives of fixed assets, the evaluation of net assets acquired and allocation of related purchase prices for corporate acquisitions, the evaluation of the recoverability of goodwill, evaluation of the recoverability of pre-production and development contract costs, warranty liability, litigation, product liability, taxation and environmental matters.  In addition, estimates form the basis for the Company’s reserves for sales discounts, sales allowances, accounts receivable, inventory, postretirement and other employee benefits.  Various assumptions go into the determination of these estimates.  The process of determining significant estimates requires consideration of factors such as historical experience, current and expected economic conditions, and actuarial methods.  The Company re-evaluates these significant factors and makes changes and adjustments where facts and circumstances indicate that changes are necessary.

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

Cost of Sales: Cost of sales includes material, labor and overhead for products manufactured by the Company and cost of goods produced for the Company on a contract basis. Expenses incurred for manufacturing depreciation and engineering, warehousing, shipping and handling, sales commissions, and customer service are also included in cost of sales.

Warranty Liabilities:  The Company warrants its products to be free from defects in materials and workmanship for a period ranging from 90 days to five years from the date of purchase, depending on the product.  The warranty is a limited warranty, and it imposes certain shipping costs on the customer and excludes deficiencies in appearance except for those evident when the product is delivered.  The Company's dealers normally perform warranty service for loudspeakers and electronics in the field, using parts supplied on an exchange basis by the Company.  Warranties in international markets are generally similar to those in the domestic market.  Estimated warranty liabilities are based upon past experience with similar types of products.Please see Note 9, Warranty Liabilities, for addition information regarding the Company’s warranties.

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

Amortization of intangibles:  Amortization of intangibles primarily includes amortization of intangible assets, amortization of capitalized software costs, and amortization of costs, other than interest costs, associated with debt issuance.  In accordance with SFAS 142, Goodwill and Other Intangible Assets, goodwill was not amortized after July 1, 2002.  Prior to SFAS 142, goodwill was amortized over periods from 3 to 40 years, using the straight-line method, and impairment testing was based on an undiscounted cash flow analysis for future periods.

Research and Development: Research and development costs are expensed as incurred. The Company's expenditures for research and development were $143.1 million, $109.9 million and $88.7 million for the fiscal years ending June 30, 2003, 2002 and 2001,respectively.

Interest Expense:  Interest expense includes interest expense and amortization of original issue discount on notes, net of interest income.

Cash and Cash Equivalents: Cash and cash equivalents includes cash on hand and short-term investments with original maturities of less than three months.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined principally by the first-in, first-out method.  Please see Note 2, Inventories, for additional information.

Property, Plant and Equipment: Property, plant and equipment is stated at cost or, in the case of capitalized leases, at the present value of the future minimum lease payments. Depreciation and amortization of property, plant and equipment is computed primarily using the straight-line method over useful lives estimated from 3 to 50 years. Buildings and improvements are depreciated over 3 to 50 years or over the term of the lease, whichever is shorter. Machinery and equipment are depreciated over 5 to 10 years and furniture and fixtures are depreciated over 3 years.Please see Note 3, Property, Plant and Equipment, for additional information.

Goodwill:  Effective July 1, 2002, the Company adopted SFAS 142.  Under SFAS 142, goodwill and assets deemed to have indefinite lives are no longer amortized, but are subject to an annual impairment test.  Other intangible assets continue to be amortized over their useful lives.  As of July 1, 2002, the Company performed the first of the required impairment tests of goodwill.  Additionally, the Company performed its annual impairment test during fiscal 2003.  No impairment was present upon performing either of the fiscal 2003 tests.  At June 30, 2003, the Company reported a goodwill balance of $221.6 million.  The Company cannot predict the occurrence of certain events that might adversely affect the reported value of goodwill.  Such events may include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on the Company’s customer base, or a material negative change in its relationships with significant customers.Please see Note 4, Goodwill, for addition information regarding the Company’s goodwill.

Unbilled costs:  The Company incurs pre-production and development costs related to products developed for automobile manufacturers pursuant to long-term supply agreements.  The Company records costs incurred pursuant to these agreements as unbilled costs in accordance with EITF Issue No. 99-5, Accounting for Pre-Production Costs Related to Long-Term Supply Agreements, or AICPA Statement of Position (SOP) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts.

At June 30, 2003, total unbilled costs were $58.2 million, including $38.0 million of pre-production costs and $20.2 million of costs under development contracts.  Unbilled costs reimbursable in the next twelve months total $19.4 million and are recorded in other current assets.  Unbilled costs reimbursable in subsequent years total $38.8 million and are recorded in other assets.

At June 30, 2002, total unbilled costs were $40.6 million, all of which were pre-production costs.  Unbilled costs reimbursable in the next twelve months total $13.5 million and are recorded in other current assets.  Unbilled costs reimbursable in subsequent years total $27.1 million and are recorded in other assets.

Purchased and Deferred Software Costs:  Software costs that are related to conceptual formulation and incurred prior to the establishment of technological feasibility are expensed as incurred. Costs incurred to purchase software to be sold as an integral component of a product are deferred. Software costs incurred subsequent to establishment of technological feasibility and which are considered recoverable by management are deferred in compliance with SFAS 86 and amortized over the product's life, usually three years. At June 30, 2003, deferred costs were $7.9 million, net of accumulated amortization of $26.6 million. At June 30, 2002, deferred costs were $13.2 million, net of accumulated amortization of $18.8 million.  Deferred costs, net, are included in other assets on the balance sheet.  Deferred costs are principally comprised of costs to acquire or develop automotive navigation, telecommunications and networking software.

Income Taxes: The deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the expected reversal of the cumulative temporary differences between the carrying value of assets and liabilities for financial statement and income tax purposes. Deferred income tax expense is measured by the change in the net deferred income tax asset or liability during the year. The Company has not made provision for U.S. federal or foreign withholding taxes on foreign subsidiary undistributed earnings as of June 30, 2003, because such earnings are intended to be permanently invested. It is not practicable to determine the U.S. Federal income tax liability, if any, which would be payable if such earnings were not reinvested indefinitely.  Additional information regarding the Company’s income taxes appears in Note 10, Income Taxes.

Postretirement benefits:  The Company provides postretirement benefits to certain employees.  Domestic employees are covered by a defined contribution plan.  The Company’s contributions to this plan are based on a percentage of employee contributions and, with approval of the Board of Directors, employee compensation.  These plans are funded on a current basis.

Certain non-domestic employees are covered by non-contributory defined benefit plans.  The defined benefit plans are funded in conformity with the funding requirements of applicable government regulations.  Generally, benefits are based on age, years of service, and the level of compensation during the final years of service.  Postretirement benefits are discussed further in Note 12, Postretirement Benefits.

Foreign Currency Translation:  The financial statements of subsidiaries located outside of the United States generally are measured using the local currency as the functional currency.  Assets, including goodwill, and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date.  The resulting translation adjustments are included in accumulated other comprehensive income.  In fiscal 2003, the foreign currency translation adjustment was a positive $56.2 million compared with a positive foreign currency translation adjustment of $47.6 million in fiscal 2002.  Income and expense items are translated at average monthly exchange rates.  Gains and losses from foreign currency transactions of these subsidiaries are included in net income.

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

For each derivative instrument that is designated and qualifies as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values.  For each derivative instrument that is designated and qualifies as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the period during which the hedged transaction affects earnings.  For derivatives that are designated and qualify as hedges of net investments in subsidiaries located outside the United States, the gain or loss is reported in other comprehensive income as a part of the cumulative translation adjustment if the derivative is effective.  For derivative instruments not designed as hedging instruments, the gain or loss is recognized in current earnings during the period of change.  For additional information regarding derivatives, please see Note 15, Derivatives.

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

Stock Based Compensation:  On July 1, 2002, the Company adopted the fair-value method of stock based compensation per SFAS 123, Accounting for Stock-Based Compensation, for all grants made on or after July 1, 2002.  As such, an expense based on service attribution and the fair value of stock options granted in fiscal 2003 has been reflected in net income.  Prior to fiscal 2003, the Company accounted for expense under the stock option plans according to the intrinsic-value-based provisions of APB No. 25, Accounting for Stock Issue to Employees, and related interpretations.  Options granted in prior periods continue to be accounted for under the intrinsic-value-based provisions of APB No. 25.  Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.  Consequently, no compensation expense was recognized in fiscal years 2002 and 2001 for stock options issue under the stock option plans.  Stock based compensation is discussed further in Note 11, Stock Option and Incentive Plan.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123, Accounting for Stock based Compensation to all of our outstanding and unvested awards in each period:

Fiscal Years Ended June 30,
($000s omitted except per share amounts)	2003	2002	2001

Net income, reported	$105,428	57,513	32,364

Add: Stock-based employee compensation expense included in reported net income, net of tax	3,852	189	8,127

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	7,252	5,622	13,227

Net income, pro forma	$102,028	52,080	27,264

Basic EPS, reported	$3.26	1.78	1.00
Basic EPS, pro forma	3.15	1.61	0.84

Diluted EPS, reported	$3.10	1.70	0.96
Diluted EPS, pro forma	3.00	1.54	0.81

Recent Accounting Pronouncements:  In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS 150, Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The Company does not believe that the adoption of SFAS 150 on July 1, 2003 will have a material impact on its financial statements.

In April 2003, the FASB issued SFAS 149, Amendment of Statement on Derivative Instruments and Hedging Activities.  SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, Accounting for Derivative Instruments and Hedging Activities.  SFAS 149 is effective for all contracts created or modified after June 30,2003.  The Company does not expect the adoption of SFAS 149 to have a significant impact on its financial statements.

In January 2003, the FASB issued FASB Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 will be applicable for the first interim or annual period beginning after June 15, 2003. The Company has adopted the provisions of FIN 46 and it did not have a material impact on the Company’s financial position or results of operations.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS 123. This Statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation.  In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. The disclosure requirements apply to all companies for fiscal years ending after December 15, 2002 and for interim periods beginning after December 15, 2002.   The Company has adopted the disclosure provisions of SFAS 148.  See Note 11, Stock Option and Incentive Plan, for additional information.

In November 2002, the FASB issued FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other.  This interpretation clarifies the requirements of a guarantor in accounting for and disclosing certain guarantees issued and outstanding.  This interpretation is effective for fiscal years ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on the Company’s financial statements.  Please see Note 14, Commitments and Contingencies, for additional information.

In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables.”  EITF 00-21 addresses the accounting for contractual arrangements in which revenue-generating activities are performed.  In some situations, the different revenue-generating activities (deliverables) are sufficiently separable and there exists sufficient evidence for fair values to account separately for the different deliverables (that is, there are separate units of accounting).  In other situations, some or all of the different deliverables are closely interrelated or there is not sufficient evidence of fair value to account separately for the different deliverables.  EITF 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting.   EITF 00-21 is effective for interim periods beginning after June 30, 2003.  The Company does not anticipate that the adoption of EITF 00-21 will have a material effect on the Company’s financial statements.

In July 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities.  SFAS 146 addresses the accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.  It also substantially nullifies EITF Issue No. 88-10, Costs Associated with Lease Modification or Termination.  The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged.  The adoption of SFAS 146 did not have a material impact on the Company's financial statements.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.  SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company adopted SFAS 144 on July 1, 2002. The adoption of SFAS 144 did not have a material impact on the Company’s financial position or results of operations in fiscal 2003.

In July 2001, the FASB issued SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets.  SFAS 141 requires that the purchase method of accounting be used for all business combinations.  SFAS 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill.  The Company adopted SFAS 142 during fiscal year 2002 and, accordingly, all acquisitions were recorded under the purchase method.

SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS 142.  As of July 1, 2002, the Company performed the first of the required impairment tests of goodwill.  Additionally, the Company performed its annual impairment test as of June 30, 2003.  No impairment was present upon performing either of the fiscal 2003 tests.  SFAS 142 also requires that intangible assets with definite useful lives be amortized over their estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations.   SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets.  The Company also records a corresponding asset that is depreciated over the life of the asset.  Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  The Company adopted SFAS 143 on July 1, 2002, and the adoption did not have a material impact on the statement of financial position or results of operations.

2. Inventories

Inventories consist of the following:

June 30 ($000s omitted)	2003	2002

Finished goods	$126,729	133,685
Work in process	54,733	54,132
Raw materials	168,164	142,118

Total	$349,626	329,935

The Company calculates inventory reserves using a combination of lower of cost or market analysis and analysis of usage data.  Lower of cost or market analysis is typically applied to those items of inventory that represent a high portion of the total value of inventory on-hand.  In some cases, lower of cost or market analysis is applied to a broader population of similar inventory items.  The high-value units typically represent a small percentage of the total inventory items, so identification of obsolescence or valuation reserve requirements for the balance of the inventory on-hand is accomplished using either historic or forecast usage data to identify slow-moving or obsolete items.

3. Property, Plant and Equipment

Property, plant and equipment are composed of the following:

June 30 ($000s omitted)	2003	2002

Land	$10,566	7,907
Buildings and improvements	182,215	155,199
Machinery and equipment	489,241	386,642
Furniture and fixtures	65,180	51,151

	747,202	600,899
Less accumulated depreciation and amortization	(353,282)	(275,087)

Property, plant and equipment, net	$393,920	325,812

4. Goodwill

Goodwill was $221.6 million at June 30, 2003, compared with $199.2 million at June 30, 2002.  The increase is due in part to the acquisitions of two independent distributors of the Company’s products during fiscal 2003 for which a total of $7.9 million in goodwill was recorded at June 30, 2003.  The remaining increase was due to foreign currency translation.  In accordance with SFAS 142, there was no amortization of goodwill in fiscal 2003.  Amortization of $7.7 million was recorded during fiscal 2002.

Prior to July 1, 2002, goodwill was amortized over periods from 3 to 40 years, using the straight-line method.  The following is a pro forma presentation of reported net income, adjusted for the exclusion of goodwill amortization net of related income tax effect:

Years Ended June 30 (000s omitted except per share amounts)	2003	2002	2001

Net income, reported	$105,428	57,513	32,364
Goodwill amortization, net of tax	---	5,494	5,999

Net income, adjusted	$105,428	63,007	38,363

Basic EPS, as reported	$3.26	1.78	1.00
Goodwill amortization, net of tax	---	0.17	0.19

Basic EPS, adjusted	$3.26	1.95	1.19

Diluted EPS, as reported	$3.10	1.70	0.96
Goodwill amortization, net of tax	---	0.16	0.18

Diluted EPS, adjusted	$3.10	1.86	1.14

5. Short-Term Borrowings

At June 30, 2003, the Company had outstanding short-term borrowings of $4.3 million at 5.6 percent.  The short-term borrowings were under lines of credit totaling $7.5 million in Japan and China.  The Company had no outstanding short-term borrowings at June 30, 2002.  The Company did have short-term borrowings outstanding during fiscal 2002 that were repaid with a portion of the net proceeds from the issuance of $300 million of unsecured senior notes in February 2002.

6. Long-Term Debt

The Company’s debt at June 30, 2003, was comprised primarily of $300 million of 7.125 percent senior notes, issued in fiscal 2002 and due February 15, 2007, and $150.0 million of 7.32 percent senior notes due July 1, 2007.

At June 30, 2003, the Company had a multi-currency unsecured revolving credit facility with a group of eight banks committing $150 million to the Company for cash borrowings and letters of credit through August 14, 2005. At June 30, 2003, the Company had no borrowings under the revolving credit facility and outstanding letters of credit of $14.1 million. Unused availability under the revolving credit facility was $135.9 million at June 30, 2003.  This agreement contains covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional indebtedness, create restrictions on subsidiary dividends and distributions, limit the Company's ability to encumber certain assets and restrict the Company's ability to issue capital stock of its subsidiaries. The most restrictive provisions limit the Company’s ability to make dividend payments and purchases of capital stock to $50 million annually.  The revolving credit agreement also requires the Company to maintain certain interest coverage and leverage ratios. The Company was in compliance with such covenants at June 30, 2003.

The Company's other long-term debt agreements contain covenants that, among other things, limit the ability for the Company and its subsidiaries to incur liens, limit sale and leaseback transactions, limit domestic subsidiary indebtedness, and limit the Company’s ability to make dividends and purchase capital stock to $50 million annually.  The Company was in compliance with the terms of its other long-term debt agreements at June 30, 2003 and 2002.

The Company’s weighted average borrowings were $465.1 million, $451.9 million and $397.2 million for fiscal years ended June 30, 2003, 2002 and 2001, respectively.  The weighted average interest rate in fiscal 2003 and fiscal 2002 was 5.0 percent.  In fiscal 2001, the weighted average interest rate was 6.3 percent.

Cash paid for interest for both short- and long-term borrowings was $22.7 million, $23.3 million, and $24.9 million during the fiscal years ended June 30, 2003, 2002 and 2001, respectively.

Long-term debt is composed of the following:

June 30 ($000s omitted)	2003	2002

Senior notes, unsecured, due February 15, 2007, interest due semiannually at 7.13%	$298,287	297,815
Senior notes, unsecured, due July 1, 2007, interest due semiannually at 7.32%	150,000	150,000
Carrying value of interest rate hedge	37,137	10,282
Obligations under capital leases (note 7)	4,573	4,579
Other unsubordinated loans due in installments through 2030, some of which vary with the prime rate, bearing interest at an average effective rate of 5.19% at June 30, 2003	8,726	12,003

Total	498,723	474,679
Less current installments	(964)	(4,255)

Long-term debt	$497,759	470,424

Long-term debt, including obligations under capital leases, maturing in each of the next five fiscal years is as follows ($000s omitted):

2004	$964
2005	1,051
2006	688
2007	320,539
2008	165,969
Thereafter	9,512

7. Leases

The following analysis represents property under capital leases:

June 30 ($000s omitted)	2003	2002

Capital lease assets	$12,351	10,506
Less accumulated amortization	(4,358)	(3,537)

Net	$7,993	6,969

No new capital lease obligations were incurred in fiscal years 2003 and 2002.  At June 30, 2003, the Company is obligated for the following minimum lease commitments under terms of noncancelable lease agreements:

($000s omitted)	Capital Leases	Operating Leases

2004	$888	$54,059
2005	904	46,494
2006	532	38,758
2007	405	29,190
2008	412	26,497
Thereafter	1,621	42,974

Total minimum lease payments	$4,762	$237,972

less interest	(189)

Present value of minimum lease payments	$4,573

Operating lease expense, net of sub-rental income, under operating leases having noncancelable terms of greater than one year for the years ended June 30, 2003, 2002 and 2001 was $65.4 million, $60.7 million, and $53.6 million, respectively.

8. Fair Value of Financial Instruments

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

The Company used current market pricing models to estimate fair value of financial instruments.  The carrying value and fair value of long-term debt were $498.7 million and $511.6 million, respectively, at June 30, 2003.

9. Warranty Liabilities

Details of the estimated warranty liability are as follows:

Fiscal Years Ended June 30 ($000s omitted)	2003	2002

Beginning balance	$12,495	12,339
Warranty provisions	30,748	14,923
Warranty payments (cash or in-kind)	(22,121)	(14,767)

Ending balance	$21,122	12,495

10. Income Taxes

The tax provisions and analysis of effective income tax rates are comprised of the following items:

Years Ended June 30 ($000s omitted)	2003	2002	2001

Provision for Federal income taxes before credits at statutory rate	$49,865	28,062	15,785
State income taxes	135	344	314
Difference between Federal statutory rate and foreign effective rate	(2,260)	526	1,086
Permanent differences	2	226	683
Tax benefit from export sales	(2,660)	(3,242)	(1,336)
Loss on foreign investment	(3,196)	--	--
Change in valuation allowance	(1,454)	(541)	(2,927)
Change in other tax liabilities	855	(925)	(1,325)
Losses without income tax benefit	--	--	2,419
Federal income tax credits	(3,972)	(2,000)	(2,000)
Other	(272)	152	4

Total	$37,043	22,602	12,703

Income tax expense (benefit) consists of the following:

Years Ended June 30 ($000s omitted)	2003	2002	2001

Current:
Federal	$13,727	9,158	(1,247)
State	395	380	209
Foreign	35,715	24,371	1,261

	49,837	33,909	223

Deferred:
Federal	(12,196)	(3,454)	(216)
State	(260)	(36)	146
Foreign	(388)	(7,817)	12,550

	(12,794)	(11,307)	12,480

Total	$37,043	22,602	12,703

Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities and available tax loss carry-forwards.

The following deferred taxes are recorded:

Assets / (Liabilities) June 30 ($000s omitted)	2003	2002

Federal tax loss	$12,651	--
Federal tax credits	10,247	7,612
Inventory costing differences	7,170	5,948
Foreign net operating loss	9,064	17,649
Valuations and other allowances	18,037	13,594

Total gross deferred tax asset	$57,169	44,803
Less valuation allowance	(1,646)	(11,559)

Deferred tax asset	$55,523	33,244

Total gross deferred tax liability from fixed asset depreciation	$(14,541)	(13,335)
Foreign statutory accounting including royalty payments	(21,482)	(10,937)

Total gross deferred tax liability	$(36,023)	(24,272)

Net deferred tax asset	$19,500	8,972

In fiscal 2002, $8.5 million of foreign tax losses were due to acquired losses at CAA, a German subsidiary.  There was a 100 percent valuation allowance on this asset.  In fiscal 2003, the losses were utilized and the asset and related valuation allowance were removed.  The benefit of this utilization reduced goodwill.  The Company has a Federal research credit carryforward valued at $9.6 million and $7.0 million for fiscal years 2003 and 2002, respectively, and an alternative minimum tax credit carryforward valued at $0.6 million for both years.  The research credit carryforward will begin to expire in 2019.  The alternative minimum tax credit does not expire.  For fiscal 2003, the deferred tax assets include $7.2 million of federal tax loss carryforward related to stock option expense.  The benefit for these losses was included in additional paid-in capital.

Tax benefits of $18.3 million in fiscal 2003, $4.2 million in fiscal 2002, and $1.0 million in fiscal 2001 associated with the exercise of employee stock options were recognized in stockholders’ equity.

Management believes the results of future operations will generate sufficient taxable income to realize the net deferred tax asset.

Cash paid for Federal, state and foreign income taxes was $11.4 million, $6.2 million, and $13.2 million, during fiscal years ended June 30, 2003, 2002 and 2001, respectively.

Accrued income taxes were $51.9 million and $37.9 million as of June 30, 2003 and 2002, respectively. These balances are included in accrued liabilities.

11. Stock Option and Incentive Plan

The 2002 Stock Option and Incentive Plan (the 2002 Plan) authorizes the granting of stock options, stock appreciation rights in tandem with options, restricted stock and performance units to officers and key employees of the Company and its subsidiaries.  In addition, the 2002 Plan authorizes the automatic annual grant of options to the non-officer directors of the Company and for a further automatic grant to such non-officer directors each year in which the Company achieves a specified level of return on consolidated equity.

The 2002 Plan replaced the Company’s 1992 Plan.  The 1992 Plan expired on November 9, 2002; however, options previously granted pursuant to this Plan remain outstanding and will be exercisable in accordance with the terms of the 1992 Plan.  The 2002 Plan expires on November 8, 2012.  At June 30, 2003, a total of 2,969,000 shares of Common Stock were reserved for issuance under the 2002 Plan.

Stock appreciation rights allow the holders to receive a predetermined percentage of the spread between the option price and the fair market value of the shares on the date of exercise.  A grant of restricted stock involves the immediate transfer of ownership of a specified number of shares of Common Stock with a “substantial risk of forfeiture” for a period of at least three years.  The participant that receives a restricted stock grant is entitled immediately to voting, dividend and other share ownership rights associated with the restricted stock.  A performance unit is the equivalent of $100 and is awarded for the achievement of specified management objectives as a condition to the payment of the award.  The performance period will not be less than three years.

Options to purchase shares of Common Stock have been granted under both the 1992 and 2002 Plans.  In fiscal 2003, the Company granted 712,000 stock options under the 1992 and 2002 Plans.  No stock appreciation right, restricted stock or performance unit grants have been made under the 1992 and 2002 Plans. Options granted are at prices not less than market value on the date of grant and, under the terms of the 1992 and 2002 Plan, may not be re-priced.  Options granted pursuant to the 1992 and 2002 Plans generally vest over five years and expire ten years from the date of grant.

For purposes of awards granted under SFAS No. 123 and the pro-forma disclosures for awards granted under APB No. 25, the fair value of each option granted has been estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions used for grants in fiscal 2003, 2002, and 2001, respectively: annual dividends consistent with the Company's current dividend policy, which resulted in payments of $0.10 per share in the last three years; expected volatility of 60%, 60% and 56%; risk free interest rate of 3.0%, 4.0% and 3.9%; and weighted average expected life of 5.4 years in fiscal years 2003, 2002 and 2001.  The weighted average fair value of options granted was $26.49 in fiscal 2003, $20.51 in fiscal 2002, and $14.81 in fiscal 2001.

Stock Option Activity Summary:  Years ended June 30

	Shares	Weighted Average Exercise Price

Balance at June 30, 2000	4,358,274	$19.38

Granted	855,900	$28.49
Canceled	(69,850)	$20.71
Exercised	(202,725)	$19.28

Balance at June 30, 2001	4,941,599	$20.95

Granted	323,500	$37.00
Canceled	(704,020)	$20.26
Exercised	(635,379)	$16.08

Balance at June 30, 2002	3,925,700	$23.04

Granted	712,000	$48.88
Canceled	(58,882)	$25.09
Exercised	(995,781)	$16.11

Balance at June 30, 2003	3,583,037	$30.06

Options Outstanding at June 30, 2003

Range of exercise prices	Number of options	Weighted average remaining life in years	Weighted average exercise price

$9.88 – 16.90	22,472	0.90	$14.19
$17.20 – 23.44	1,610,856	4.87	$21.52
$24.31 – 36.10	898,709	6.65	$28.11
$36.83 – 47.00	351,000	8.10	$37.68
$48.23 – 57.88	700,000	9.25	$48.91

$9.88 – 57.88	3,583,037	6.46	$30.06

Options Exercisable at June 30, 2003

Range of exercise prices	Number of options	Weighted average exercise price

$9.88 – 16.90	22,472	$14.19
$17.20 – 23.44	1,196,136	$21.14
$24.31 – 36.10	431,919	$27.84
$36.83 – 47.00	71,200	$37.80
$48.23 – 57.88	100,000	$48.26

$9.88 – 57.88	1,721,827	$23.42

At June 30, 2002, options with an average exercise price of $19.43 were exercisable on 2,158,270 shares. At June 30, 2001, options with an average exercise price of $17.98 were exercisable on 2,764,669 shares.

In August 1998, the Company granted 600,000 performance-based stock options to a group of executive officers that only vested if Harman's common stock price achieved specified target levels and the average closing stock price remained at or above those levels for at least 30 consecutive calendar days. The Company measured the cost of these performance-based options as the difference between the exercise price and market price and recognized this expense over the period to the estimated vesting dates and in full for options that had vested. The Company recognized $8.6 million in fiscal year 2001 in compensation expense for the performance-based options.  In September 2001, the Company repurchased these options for an amount equal to $18.125 per option, representing the difference between $38.00 and the $19.875 exercise price of the options and the options were canceled.

The Company adopted SFAS 123 in July 2002.  Prior to fiscal 2003, the Company accounted for expense under the stock option plans according to the provisions of APB No. 25 and related interpretations.  Accordingly, no compensation expense was recognized in fiscal year 2002 for stock options issued under the stock option plans.  In the first quarter of fiscal 2003, the Company implemented the expense recognition provisions of SFAS No. 123.  Options granted in fiscal years prior to fiscal 2003 will continue to be accounted for using the intrinsic value method as described in APB 25.  As a result of the change in accounting method, the Company recorded compensation expense for employee stock options granted during fiscal 2003 based on the fair value of the options at the date of grant and vesting requirements.

12. Postretirement Benefits

Under the Retirement Savings Plan, domestic employees may contribute up to 50.0% of their pretax compensation. Each division will make a safe harbor non-elective contribution in an amount equal to 3.0% of a participant’s eligible contribution.  With the approval of the Board of Directors, each division may make a matching contribution of up to 3.0% (50.0% on the first 6.0% of an employee's tax-deferred contribution); and a profit sharing contribution. Profit sharing and matching contributions vest at a rate of 25.0% for each year of service with the employer, beginning with the second year of service. Expenses related to the Retirement Savings Plan for the years ended June 30, 2003, 2002 and 2001 totaled $12.7 million, $8.5 million and $6.7 million respectively.

The Company also has a Supplemental Executive Retirement Plan (SERP) that provides retirement, pre-retirement and termination benefits, as defined, to certain key executives designated by the Board of Directors. Company expenses related to the SERP for the years ended June 30, 2003, 2002 and 2001 were $2.5 million, $2.0 million and $2.1 million, respectively.

Additionally, certain non-domestic subsidiaries maintain defined benefit pension plans.  Plan benefits are generally based on age, years of service, and average compensation during the final years of service.

The following table illustrates the change in benefit obligation, change in plan assets and funded status of the SERP and pension plans:

Years Ended June 30 ($000s omitted)	2003	2002

Change in benefit obligation:
Benefit obligation at beginning of year	$47,843	42,114
Service cost	1,752	1,386
Interest cost	3,137	2,176
Amendments	3,757	--
Actuarial (gain) / loss	5,027	3,230
Benefits paid	(1,531)	(1,063)

Benefit obligation at end of year	$59,985	47,843

Change in plan assets:
Fair value of plan assets at beginning of year	$1,530	1,485
Actual return on plan assets	(198)	--
Asset transfer	71	--
Employer contribution	47	45

Fair value of plan assets at end of year	$1,450	1,530

Reconciliation of funded status:
Funded status	$(58,535)	(46,313)
Unrecognized transitional amount	88	188
Unrecognized prior service benefit	5,704	2,205
Unrecognized net (gain) or loss	10,421	7,313

Prepaid / (Accrued) pension cost	$(42,322)	(36,607)

Amounts recognized in the consolidated balance sheets:
Prepaid pension costs	$5,264	185
Accrued pension costs	(59,840)	(37,751)
Intangible asset	5,792	--
Accumulated other comprehensive income	6,462	959

Prepaid / (accrued) pension cost	$(42,322)	(36,607)

The following table illustrates the net pension expense and assumptions used in accounting for the SERP and pension plans:

Fiscal years Ended June 30 ($000s omitted)	2003	2002	2001

The components of net pension expense were as follows:
Service cost	$1,752	1,386	1,850
Interest cost	3,137	2,176	2,021
Expected return on plan assets	192	--	--
Amortization of transitional amount	--	(11)	505
Amortization of (gain) or loss	424	530	--

Net pension expense	$5,505	4,081	4,376

Assumptions used in accounting for the pension plans were:
Interest rate	5.50%	6.00%	6.00%
Expected rate of return on plan assets	5.50%	5.50%	5.50%
Rate of increase in compensation levels	2.23%	2.30%	2.30%
Inflation rate	1.50%	2.30%	2.30%
Increase of social security contribution ceiling	2.30%	2.30%	2.30%

13. Business Segment Data

The Company designs, manufactures and markets high-quality audio products and electronic systems for the consumer and professional markets.  The Company is organized into reporting segments by the end-user markets they serve – consumer and professional.  The chief operating decision maker evaluates performance and allocates resources based on net sales, operating income and working capital in each of the segments.

The Consumer Systems Group has operating segments which design, manufacture and market audio and electronic systems for vehicle, home audio, video and computer applications.  These operating segments market products worldwide under brand names including Harman/Kardon, Becker, JBL, Infinity, Revel, Lexicon and Mark Levinson.

Net sales to DaimlerChrysler accounted for approximately 25.9%, 20.6% and 20.5% of consolidated net sales for the years ended June 30, 2003, 2002 and 2001, respectively.  Accounts receivable due from DaimlerChrysler accounted for 22.0% and 18.6% of total consolidated accounts receivable at June 30, 2003 and 2002, respectively.

BMW net sales accounted for approximately 10.4%, 8.3% and 4.6% of consolidated net sales for the years ended June 30, 2003, 2002 and 2001, respectively.  Accounts receivable due from BMW accounted for 7.8% and 6.9% of total consolidated accounts receivable at June 30, 2003 and 2002, respectively.

The Professional Group designs, manufactures and markets loudspeakers and electronics used by audio professionals in concert halls, stadiums, airports and other buildings and recording, broadcast, cinema and music reproduction applications.  Professional products are marketed worldwide under brand names including JBL, AKG, Crown, Studer, Soundcraft, Lexicon, DOD, Digitech and dbx.

The following table reports external sales, operating income (loss), assets, capital expenditures and depreciation and amortization by segment.

Segmentation

Years ended June 30 ($000s omitted)	2003	2002	2001

External sales:
Consumer Systems	$1,782,521	1,401,446	1,267,358
Professional	445,998	424,742	449,189
Other	--	--	--

Total	$2,228,519	1,826,188	1,716,547

Operating income (loss):
Consumer Systems	$190,797	110,445	94,517
Professional	15,398	16,802	1,948
Other	(38,301)	(24,026)	(25,237)

Total	$166,894	103,221	71,228

Assets:
Consumer Systems	$1,216,400	1,023,623	803,435
Professional	292,086	295,534	315,265
Other	195,172	161,123	40,685

Total	$1,703,658	1,480,280	1,159,385

Capital expenditures:
Consumer Systems	$98,617	88,227	69,908
Professional	15,597	13,636	17,147
Other	1,123	2,664	1,028

Total	$115,337	104,527	88,083

Depreciation and amortization:
Consumer Systems	$71,648	61,357	45,795
Professional	14,246	14,552	17,213
Other	2,651	2,175	4,193

Total	$88,545	78,084	67,201

The results for a manufacturing facility that principally produced professional products in fiscal years 2003 and 2002 has been reclassified from Consumer Systems to Professional in fiscal year 2001 to conform to fiscal 2003 presentation.

Net sales, long-lived assets and net assets by geographic area for the years ended June 30, 2003, 2002 and 2001 were as follows.

Years Ended June 30 ($000s omitted)	2003	2002	2001

Net sales:
U.S.	$645,542	714,774	715,449
Germany	808,876	459,042	372,320
Other Europe	377,497	289,711	293,101
Other	396,604	362,661	335,677

Total	$2,228,519	1,826,188	1,716,547

Long-lived assets:
U.S.	$177,598	176,924	170,139
Germany	349,858	260,515	147,823
Other Europe	169,671	128,445	85,074
Other	38,907	37,633	44,337

Total	$736,034	603,517	447,373

Net assets:
U.S.	$280,286	253,551	202,498
Germany	319,556	208,483	166,265
Other Europe	15,567	39,315	49,872
Other	40,376	25,280	4,307

Total	$655,785	526,629	422,942

14. Commitments and Contingencies

The Company has operating lease arrangements for certain machinery and equipment used in several of our production facilities.  These leases expire over the next three years.  Upon expiration, the leases have purchase options of approximately $22 million and residual value guarantees of approximately $18 million.  No amount has been accrued for the Company’s obligation at the end of the lease terms.

At June 30, 2003, the Company and its subsidiaries were involved in several legal actions. The outcome cannot be predicted with certainty; however, management, based upon advice from legal counsel, believes such actions are either without merit or will not have a material adverse effect on the Company's financial position or results of operations.  In fiscal 2002, the Company recorded and paid $8.3 million as the result of a judgment on appeal in a lawsuit.

Harman’s Board of Directors has authorized the repurchase a total of 8.0 million shares.  Through June 30, 2003, the Company has acquired and placed in treasury 6,348,100 shares of its common stock at a total cost of $171.9 million.  We expect future share repurchases to be funded with cash generated by operations. The Board of Directors also approved a debt repurchase program of up to $100 million of outstanding debt securities.  No repurchases had been made at June 30, 2003.

15. Derivatives

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

As of June 30, 2003, the Company had contracts maturing through June 2004 to purchase and sell the equivalent of approximately $106.5 million of various currencies to hedge future foreign currency purchases and sales.  The Company recorded approximately $0.7 million in net losses from cash flow hedges of forecasted foreign currency transactions in fiscal 2003.  At June 30, 2003, the amount that will be reclassified from accumulated other comprehensive income (loss) to earnings within the next twelve months is a loss of approximately $3.0 million.

The Company has entered into cross currency swaps to hedge future cash flows due from foreign consolidated subsidiaries under operating lease agreements.  As of June 30, 2003, the Company had such swap contracts in place to purchase and sell the equivalent of approximately $35.6 million in various currencies to hedge quarterly lease commitments through March 2006. The valuation calculation related to the cross currency swaps was a negative $1.7 million for fiscal 2003.  As of June 30, 2003, the amount that will be reclassified from accumulated other comprehensive income (loss) to earnings within the next twelve months that is associated with these hedges is a loss of $2.5 million.

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

The objective of these interest rate swap contracts is to offset changes in the fair value of the Company’s fixed rate debt caused by interest rate fluctuations.  The interest rate swap contracts are carried at fair value in the Company’s consolidated balance sheet and the related hedged portion of fixed-rate debt is carried at remaining principal due net of the valuation adjustment for the change in fair value of the debt obligation attributable to the hedged risk.  The valuation adjustment at June 30, 2003, was a positive $37.1 million.

Changes in the fair value of the interest rate swaps and the offsetting changes in the carrying value of the hedged fixed-rate debt are recognized in interest expense in the Company’s consolidated statement of operations.

As of June 30, 2003, the Company had contracts maturing through October 2003 to purchase and sell the equivalent of $306.1 million of various currencies to hedge foreign currency denominated loans to foreign subsidiaries.  These loans are of a long-term investment nature.  Adjustments to the carrying value of the foreign currency forward contracts offset the gains and losses on the underlying loans.  At June 30, 2003, market value on these contracts was a negative $8.5 million.

16. Acquisitions

In October 2002, the Company acquired a distributor of consumer home audio products in Japan.  The purchase price, net of cash acquired, was $3.0 million.  At June 30, 2003, goodwill related to this transaction was $3.3 million.  The acquisition of this distributor is not material to the consolidated financial statements of the Company.

The Company acquired a distributor of consumer home audio products in Germany in April 2003.  The purchase price, net of cash acquired, was $8.7 million.  The Company recorded $4.6 million of goodwill at June 30, 2003 related to this acquisition.  The acquisition of this distributor is not material to the consolidated financial statements of the Company.

17. Earnings Per Share Information

Years Ended June 30 (000s omitted except per share amounts)	2003		2002		2001

	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income	$105,428	105,428	57,513	57,513	32,364	32,364

Shares of Harman common stock outstanding	32,344	32,344	32,261	32,261	32,296	32,296
Employee stock options	---	1,680	---	1,642	---	1,441

Total average equivalent shares	32,344	34,024	32,261	33,903	32,296	33,737

Earnings per share	$3.26	3.10	1.78	1.70	1.00	0.96

Certain options were outstanding and not included in the computation of diluted net earnings per share because the sum of the options’ exercise prices, related tax benefit and compensation cost not yet recognized were greater than the average market price of the common shares, therefore such options would have been anti-dilutive.  Options to purchase 525,497 shares of Harman common stock with exercise prices ranging from $48.23 to $57.88 per share were outstanding and not included in the calculation at June 30, 2003; options to purchase 18,167 shares with exercise prices ranging from $45.00 to $48.26 per share were not included at June 30, 2002; and options to purchase 12,419 shares with exercise prices ranging from $36.10 to $45.00 per share were not included at June 30, 2001 because they would have been anti-dilutive.

18. Quarterly Summary of Operations (unaudited)

The following is a summary of operations by quarter for fiscal 2003 and 2002:

Three months ended: ($000s omitted except per share amounts)

Fiscal 2003	SEPT 30	DEC 31	MAR 31	JUN 30

Net Sales	$490,759	559,977	554,454	623,329
Gross Profit	$140,125	159,422	162,966	188,634
Net Income	$9,802	27,606	30,614	37,406
EPS – Basic	$0.30	0.85	.95	1.16
EPS – Diluted	$0.29	0.81	.90	1.10

Fiscal 2002

Net Sales	$399,009	467,432	458,310	501,437
Gross Profit	$103,721	127,438	123,482	145,230
Net Income	$5,031	11,730	14,648	26,104
EPS – Basic	$0.16	0.37	0.45	0.80
EPS – Diluted *	$0.15	0.35	0.43	0.76

*Quarters do not add to full year due to changes in shares outstanding.

Shareholder Information

Market Price	Fiscal 2003		Fiscal 2002		Fiscal 2001

	High	Low	High	Low	High	Low

First quarter ended September 30	$54.580	38.270	$41.710	30.890	$41.375	30.250
Second quarter ended December 31	62.740	46.980	46.270	31.230	48.000	32.300
Third quarter ended March 31	63.650	42.600	53.840	42.600	37.050	24.900
Fourth quarter ended June 30	79.580	48.950	58.160	48.950	39.730	24.800

The Common Stock of the Company is listed on the New York Stock Exchange and is reported on the New York Stock Exchange Composite Tape under the symbol HAR. As of June 30, 2003, the Company's Common Stock was held by approximately 171 record holders.

The table above sets forth the reported high and low sales prices at the market close of the Company's Common Stock, as reported on the New York Stock Exchange, for each quarterly period for fiscal years ended June 30, 2003, 2002, and 2001.

The Company paid dividends during fiscal years 2003, 2002 and 2001 of $.10 per share, with a dividend of $.025 per share paid in each of the four quarters.